    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 27, 1996.

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                               HS RESOURCES, INC.
             (Exact name of registrant as specified in its charter)

            DELAWARE                          1311                         94-3036864
(State or other jurisdiction of   (Primary standard industrial          (I.R.S. Employer
 incorporation or organization)   classification code number)         Identification No.)

                               ONE MARITIME PLAZA
                                   15TH FLOOR
                        SAN FRANCISCO, CALIFORNIA 94111
                           TELEPHONE: (415) 433-5795
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                               NICHOLAS J. SUTTON
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                               ONE MARITIME PLAZA
                                   15TH FLOOR
                        SAN FRANCISCO, CALIFORNIA 94111
                           TELEPHONE: (415) 433-5795
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------
                                   Copies to:

            MICHAEL E. DILLARD, P.C.                            ROBERT A. CURRY
   AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.                   CONNER & WINTERS,
        1700 PACIFIC AVENUE, SUITE 4100                    A PROFESSIONAL CORPORATION
            DALLAS, TEXAS 75201-4618                2400 FIRST PLACE TOWER, 15 E. 5TH STREET
                 (214) 969-2800                            TULSA, OKLAHOMA 74103-4391
                                                                 (918) 586-5711

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                             ---------------------
     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /


                        CALCULATION OF REGISTRATION FEE
=====================================================================================================
                                                          PROPOSED         PROPOSED
                                        AMOUNT            MAXIMUM          MAXIMUM         AMOUNT OF
TITLE OF EACH CLASS                      TO BE          OFFERING PRICE     AGGREGATE     REGISTRATION
OF SECURITIES TO BE REGISTERED        REGISTERED(1)       PER SHARE      OFFERING PRICE     FEE(1)
-----------------------------------------------------------------------------------------------------
Common Stock, $.001 par value..........  7,161,312 shares     (1)            (1)          $16,876
=====================================================================================================

(1) Up to 7,161,312 shares of Common Stock of the Registrant, together with a cash payment, are to be issued in exchange for shares of common stock, par value $.01 per share, of Tide West Oil Company ("Tide West Common Stock") upon consummation of the merger described herein (the "Merger"). Pursuant to Rule 457(f), the registration fee was computed on the basis of the high and low prices reported in the consolidated reporting system on March 22, 1996 ($13.75), of the Tide West Common Stock and the maximum number of such shares (9,787,628) that may be exchanged for the securities being registered, less the amount of cash ($8.75) to be paid by the Registrant in connection with the Merger if the Merger were consummated on such date.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               HS RESOURCES, INC.

                             CROSS-REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

 ITEM
  NO.              ITEM IN FORM S-4                     LOCATION OR HEADING IN PROSPECTUS
 ----- ----------------------------------------   ---------------------------------------------
 A. INFORMATION ABOUT THE TRANSACTION
 1.    Forepart of Registration Statement and
       Outside Front Cover Page of
       Prospectus..............................   Outside Front Cover Page of Prospectus
 2.    Inside Front and Outside Back Cover
       Pages of Prospectus.....................   Available Information; Incorporation of
                                                  Documents by Reference; Inside Front Cover of
                                                  Prospectus; Table of Contents
 3.    Risk Factors, Ratio of Earnings to Fixed
       Charges and Other Information...........   Outside Front Cover Page of Prospectus;
                                                  Prospectus Summary; Risk Factors; Special
                                                  Factors; Information About the Combining
                                                  Companies; Index to Pro Forma Financial
                                                  Statements
 4.    Terms of the Transaction................   Prospectus Summary; Special Factors; The
                                                  Merger Agreement and Related Agreements;
                                                  Description of HSR Capital Stock; Comparison
                                                  of Stockholder Rights
 5.    Pro Forma Financial Information.........   Prospectus Summary; Information About the
                                                  Combining Companies; Index to Pro Forma
                                                  Financial Statements
 6.    Material Contacts With the Company Being
       Acquired................................   Risk Factors; Special Factors; The Merger
                                                  Agreement and Related Agreements; Information
                                                  About the Combining Companies
 7.    Additional Information Required For
       Reoffering by Persons and Parties Deemed
       to be Underwriters......................   Not Applicable
 8.    Interests of Named Experts and
       Counsel.................................   Prospectus Summary; Special Factors; Legal
                                                  Matters; Experts
 9.    Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities.............................   Not Applicable
 B. INFORMATION ABOUT THE REGISTRANT
 10.   Information With Respect to
       S-3 Registrants.........................   Outside Front Cover Page of Prospectus;
                                                  Prospectus Summary; Information About the
                                                  Combining Companies; Index to Pro Forma
                                                  Financial Statements
 11.   Incorporation of Certain Information by
       Reference...............................   Inside Front Cover Page of Prospectus;
                                                  Incorporation of Documents by Reference

 ITEM
  NO.              ITEM IN FORM S-4                     LOCATION OR HEADING IN PROSPECTUS
 ----- ----------------------------------------   ---------------------------------------------
 12.   Information With Respect to S-2 or S-3
       Registrants.............................   Not Applicable
 13.   Incorporation of Certain Information by
       Reference...............................   Not Applicable
 14.   Information With Respect to Registrants
       Other Than S-2 or S-3 Registrants.......   Not Applicable
 C. INFORMATION ABOUT THE COMPANY BEING ACQUIRED
 15.   Information With Respect to
       S-3 Companies...........................   Not Applicable
 16.   Information With Respect to S-2 or S-3
       Companies...............................   Outside Front Cover Page of Prospectus;
                                                  Incorporation of Documents by Reference;
                                                  Prospectus Summary; Information About the
                                                  Combining Companies
 17.   Information With Respect to Companies
       Other than S-2 or S-3 Companies.........   Not Applicable
 D. VOTING AND MANAGEMENT INFORMATION
 18.   Information if Proxies, Consents or
       Authorizations Are to be Solicited......   Outside Front Cover Page of Prospectus;
                                                  Incorporation of Documents by Reference;
                                                  Prospectus Summary; Risk Factors; The
                                                  Meetings; Special Factors; The Merger
                                                  Agreement and Related Agreements; Comparison
                                                  of Stockholder Rights; Stockholders'
                                                  Proposals
 19.   Information if Proxies, Consents or
       Authorizations Are Not to be Solicited
       or in an Exchange Offer.................   Not Applicable

HS RESOURCES, INC.                                         TIDE WEST OIL COMPANY

                                            , 1996

Dear Stockholders of HS Resources, Inc. ("HSR") and Tide West Oil Company ("Tide West"):

     Attached is a Notice of Special Meeting of Stockholders for either HSR or Tide West and an accompanying Joint Proxy Statement/Prospectus which describes the matters to be acted upon at special meetings of the stockholders of HSR and Tide West. At the respective meetings, stockholders of HSR and Tide West will be asked to consider and vote upon certain proposals related to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 25, 1996, by and among HSR, HSR Acquisition, Inc. (a wholly owned subsidiary of HSR, hereafter "Merger Sub") and Tide West. The Merger Agreement provides for the merger of Tide West with and into Merger Sub (the "Merger"). The separate existence of Tide West will cease and Merger Sub will succeed to all of the assets, rights, liabilities and obligations of Tide West. Stockholders are urged to review carefully the accompanying Joint Proxy Statement/Prospectus. This document contains a detailed description of the Merger.

     Pursuant to the terms of voting agreements executed in connection with the Merger Agreement, HSR has obtained agreements from affiliates of Tide West to vote a majority of the outstanding shares of common stock of Tide West ("Tide West Common Stock") in favor of the Merger.

     In the Merger, each outstanding share of Tide West Common Stock will be converted into .6295 of a share of common stock of HSR ("HSR Common Stock") and the right to receive a cash payment of $8.75 less 3% of the amount by which the average of the per share closing sales prices of HSR Common Stock for the 10 trading days preceding the closing of the Merger exceeds $10.50. The amount of HSR Common Stock to be issued and the amount of cash to be paid per share of Tide West Common Stock in connection with the Merger may be adjusted pursuant to a formula described in the accompanying Joint Proxy Statement/ Prospectus. If the amount of HSR Common Stock to be issued and the amount of cash to be paid per share of Tide West Common Stock were calculated treating the date of this Joint Proxy Statement/Prospectus as the closing date of the Merger and assuming no holders of Tide West Common Stock have perfected their dissenters' appraisal rights and assuming there is no holder of 5% or more of the Tide West Common Stock that has not represented that it has no intention, plan or arrangement to dispose of the HSR Common Stock to be received in the Merger, each share of Tide
West Common Stock would, as a result of the Merger, be converted into      of a
share of HSR Common Stock and $          cash, and HSR would issue
shares of HSR Common Stock in the aggregate in connection with the Merger. If such calculations were performed under the same assumptions, and treating February 26, 1996 (the date of the public announcement of the execution of the Merger Agreement), as the closing date of the Merger, each share of Tide West Common Stock would, as a result of the Merger, be converted into .6295 of a share of HSR Common Stock and $8.73 cash, and HSR would issue 6,161,312 shares of HSR Common Stock in the aggregate in connection with the Merger.

     The proposed Merger requires, among other conditions, the approval of the matters described in the accompanying Joint Proxy Statement/Prospectus by the stockholders of HSR and Tide West.

     FOR THE REASONS DETAILED IN THE ACCOMPANYING JOINT PROXY STATEMENT/ PROSPECTUS, THE BOARDS OF DIRECTORS OF HSR AND TIDE WEST HAVE DETERMINED THAT THE MERGER AGREEMENT AND THE MERGER ARE IN THE BEST INTERESTS OF HSR AND TIDE WEST, RESPECTIVELY, AND THEIR RESPECTIVE STOCKHOLDERS. THE BOARD OF DIRECTORS OF HSR HAS APPROVED THE MERGER AGREEMENT AND THE MERGER AND RECOMMENDS THAT HSR'S STOCKHOLDERS VOTE FOR APPROVAL OF THE PROPOSAL TO BE CONSIDERED AT THE HSR SPECIAL MEETING AS DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS. THE BOARD OF DIRECTORS OF TIDE WEST HAS APPROVED THE MERGER AGREEMENT AND THE MERGER AND RECOMMENDS THAT TIDE WEST'S STOCKHOLDERS VOTE FOR APPROVAL OF THE PROPOSAL TO BE CONSIDERED AT THE TIDE WEST SPECIAL MEETING AS DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.

     Your continued support of the new HSR is greatly appreciated. Because of the significance to HSR and Tide West of the proposed Merger, your participation at the special meetings of stockholders of HSR and Tide West, in person or by proxy, is especially important. Even if you plan to attend the relevant meeting, we hope you will complete, sign, date and return your proxy promptly in the enclosed envelope that has been provided for your convenience. This will not limit your right to vote in person or to attend the meeting. You may revoke your proxy by following the procedures set forth in the accompanying Joint Proxy Statement/Prospectus.

             NICHOLAS J. SUTTON                                 PHILIP B. SMITH
          Chairman of the Board and                           President and Chief
           Chief Executive Officer                             Executive Officer
             HS Resources, Inc.                              Tide West Oil Company

                               HS RESOURCES, INC.

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                        TO BE HELD                , 1996

To the Stockholders of HS Resources, Inc.:

     NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the "Special Meeting") of HS Resources, Inc., a Delaware corporation ("HSR"), will be held on
            , 1996, commencing at             , local time, at
                    , to consider and act upon the following matters which are described in more detail in the accompanying Joint Proxy Statement/Prospectus:

          1. To approve the issuance of up to 7,161,312 shares of common stock of HSR ("HSR Common Stock") in accordance with the Agreement and Plan of Merger, dated as of February 25, 1996 (the "Merger Agreement"), by and among HSR, HSR Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of HSR, and Tide West Oil Company, a Delaware corporation, as required by the rules of the New York Stock Exchange.

          2. To consider and act upon such other business as may properly be brought before the Special Meeting or any adjournment or postponement thereof.

     The Special Meeting will be held on the same day as the 1996 Annual Meeting of Stockholders of HSR.

     The close of business on             , 1996, has been fixed as the record
date for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting and any adjournment or postponement thereof. A complete list of the stockholders entitled to vote at the Special Meeting will be open to the examination of any stockholder, for any purpose germane to the Special Meeting, during ordinary business hours for a period of 10 days prior to the date of the Special Meeting at the offices of HSR at One Maritime Plaza, 15th Floor, San Francisco, California 94111, and at the time and place of the Special Meeting. Holders of HSR Common Stock are not entitled to dissenters' appraisal rights under the Delaware General Corporation Law in respect of the merger contemplated by the Merger Agreement.

     When the proxies are returned properly executed, the shares represented thereby will be voted in accordance with the indicated instructions. However, if no instructions have been specified on the returned proxy, the shares represented thereby will be voted "FOR" the issuance of the HSR Common Stock pursuant to the Merger Agreement. Any stockholder giving a proxy has the right to revoke such proxy, at any time before it is voted, by filing with the Secretary of HSR either an instrument revoking the proxy or a duly executed proxy bearing a later date. Proxies also may be revoked by attending the Special Meeting and voting in person.

                                            By Order of the Board of Directors

                                            HS RESOURCES, INC.

                                            James M. Piccone
                                            Secretary

San Francisco, California
               , 1996

     YOUR VOTE IS IMPORTANT NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE. TO ASSURE YOUR REPRESENTATION AT THE SPECIAL MEETING, PLEASE DATE THE ENCLOSED GREEN STRIPED PROXY CARD, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS OF HS RESOURCES, INC., SIGN EXACTLY AS YOUR NAME APPEARS THEREON AND RETURN IMMEDIATELY.

                             TIDE WEST OIL COMPANY

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                        TO BE HELD                , 1996

To the Stockholders of Tide West Oil Company:

     NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the "Special Meeting") of Tide West Oil Company, a Delaware corporation ("Tide West"), will
be held on             , 1996, commencing at 10:00 a.m., local time, at
                         , to consider and act upon the following matters which
are described in more detail in the accompanying Joint Proxy
Statement/Prospectus:

          1. To approve and adopt the Agreement and Plan of Merger, dated as of February 25, 1996 (the "Merger Agreement"), by and among Tide West, HS Resources, Inc., a Delaware corporation ("HSR"), and HSR Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of HSR ("Merger Sub"), and to approve the merger of Tide West with and into Merger Sub pursuant thereto (the "Merger").

          2. To consider and act upon such other business as may properly be brought before the Special Meeting or any adjournment or postponement thereof.

     The close of business on             , 1996, has been fixed as the record
date for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting and any adjournment or postponement thereof. A complete list of the stockholders entitled to vote at the Special Meeting will be open to the examination of any stockholder, for any purpose germane to the Special Meeting, during ordinary business hours for a period of 10 days prior to the date of the Special Meeting at the offices of Tide West at 6666 South Sheridan, Suite 250, Tulsa, Oklahoma 74133, and at the time and place of the Special Meeting. Holders of common stock of Tide West are entitled to certain dissenters' appraisal rights under the Delaware General Corporation Law in respect of the Merger.

     When the proxies are returned properly executed, the shares represented thereby will be voted in accordance with the indicated instructions. However, if no instructions have been specified on the returned proxy, the shares represented thereby will be voted "FOR" approval of the Merger and the Merger Agreement. Any stockholder giving a proxy has the right to revoke such proxy, at any time before it is voted, by filing with the Secretary of Tide West either an instrument revoking the proxy or a duly executed proxy bearing a later date. Proxies also may be revoked by attending the Special Meeting and voting in person.

                                            By Order of the Board of Directors

                                            TIDE WEST OIL COMPANY

                                            Peggy E. Gwartney
                                            Secretary

Tulsa, Oklahoma
            , 1996

     YOUR VOTE IS IMPORTANT NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE. TO ASSURE YOUR REPRESENTATION AT THE SPECIAL MEETING, PLEASE DATE THE ENCLOSED PROXY CARD, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS OF TIDE WEST OIL COMPANY, SIGN EXACTLY AS YOUR NAME APPEARS THEREON AND RETURN IMMEDIATELY.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED MARCH 27, 1996
PROSPECTUS

                               HS RESOURCES, INC.

                                      AND

                             TIDE WEST OIL COMPANY

                             JOINT PROXY STATEMENT
                             ---------------------
     This Joint Proxy Statement/Prospectus is being furnished to holders of common stock, par value $0.001 per share ("HSR Common Stock"), of HS Resources, Inc., a Delaware corporation ("HSR"), in connection with the solicitation of proxies by the Board of Directors of HSR (the "HSR Board") for use at a special meeting of stockholders of HSR (the "HSR Special Meeting") to be held on
          ,             , 1996, at                          , commencing at
            , local time, and at any adjournment or postponement thereof. At the HSR Special Meeting, the stockholders of HSR will consider and vote upon the issuance of up to 7,161,312 shares of HSR Common Stock in accordance with the Agreement and Plan of Merger, dated as of February 25, 1996 (the "Merger Agreement"), by and among HSR, HSR Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of HSR ("Merger Sub"), and Tide West Oil Company, a Delaware corporation ("Tide West"), pursuant to which Tide West will merge with and into Merger Sub (the "Merger").

     This Joint Proxy Statement/Prospectus is also being furnished to holders of common stock, par value $0.01 per share ("Tide West Common Stock"), of Tide West in connection with the solicitation of proxies by the Board of Directors of Tide West (the "Tide West Board") for use at a special meeting of stockholders of
Tide West (the "Tide West Special Meeting") to be held on           ,
  , 1996, at                          , commencing at 10:00 a.m., local time,
and at any adjournment or postponement thereof. At the Tide West Special Meeting, the stockholders of Tide West will consider and vote upon the Merger Agreement and the Merger.

     Holders of HSR Common Stock do not have dissenters' appraisal rights in respect of the Merger. Holders of Tide West Common Stock do have dissenters' appraisal rights in respect of the Merger. See "Special Factors -- Appraisal Rights" and Section 262 of the Delaware General Corporation Law (the "Delaware Act") attached hereto as Annex D.

     This Joint Proxy Statement/Prospectus also constitutes a prospectus of HSR with respect to shares of HSR Common Stock to be issued in the Merger in exchange for outstanding shares of Tide West Common Stock.

     Based upon the $     closing sales price of HSR Common Stock, as reported
on the New York Stock Exchange, Inc. (the "NYSE") on             , 1996, the
business day immediately preceding the date of this Joint Proxy Statement/Prospectus, and treating the date of this Joint Proxy Statement/Prospectus as the closing date of the Merger, approximately shares of HSR Common Stock would be issued to holders of Tide West Common Stock upon consummation of the Merger (assuming no holders of Tide West Common Stock had perfected their dissenters' appraisal rights and assuming there is no holder of 5% or more of the Tide West Common Stock that has not represented that it has no intention, plan or arrangement to dispose of the HSR Common Stock to be received in the Merger). The maximum number of shares of HSR Common Stock required to be issued under the Merger Agreement is 7,161,312.

     The shares of HSR Common Stock offered hereby have been approved for listing on the NYSE subject to official notice of issuance and requisite approval of the Merger and the Merger Agreement by the stockholders of Tide West and approval of the issuance of HSR Common Stock in connection with the Merger by the stockholders of HSR.

     FOR A DISCUSSION OF CERTAIN CONSIDERATIONS REGARDING THE BUSINESSES AND OPERATIONS OF HSR AND TIDE WEST THAT SHOULD BE EVALUATED BEFORE VOTING ON THE PROPOSALS DESCRIBED HEREIN AT THE HSR SPECIAL MEETING OR THE TIDE WEST SPECIAL MEETING, SEE "RISK FACTORS" BEGINNING ON PAGE 18.

THE SECURITIES TO BE ISSUED PURSUANT TO THIS JOINT PROXY STATEMENT/ PROSPECTUS
 HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE
  COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY
   STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
     IS A CRIMINAL OFFENSE.
                             ---------------------
     This Joint Proxy Statement/Prospectus and accompanying forms of proxy are first being mailed to stockholders of HSR and of Tide West on or about
            , 1996.

    The date of this Joint Proxy Statement/Prospectus is             , 1996.

                             AVAILABLE INFORMATION

     HSR and Tide West are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements, information statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements, information statements and other information filed by HSR and by Tide West with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. HSR Common Stock is listed on the NYSE. Reports, proxy and information statements and other information relating to HSR can be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005. Reports, proxy statements and other information relating to Tide West can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C. 20006.

     HSR has filed with the Commission a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities to be issued pursuant to the Merger Agreement. This Joint Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Joint Proxy Statement/Prospectus or in any document incorporated by reference in this Joint Proxy Statement/Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference. The Registration Statement, including exhibits filed as a part thereof, are available for inspection and copying at the Commission's offices as described above.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents, which have been filed by HSR with the Commission pursuant to the Exchange Act (File No. 0-18886), are incorporated by reference into this Joint Proxy Statement/Prospectus and are deemed to be a part hereof:
(a) HSR's Annual Report on Form 10-K for the year ended December 31, 1995 (the "HSR 1995 Form 10-K"); (b) HSR's Current Report on Form 8-K, dated February 28, 1996, as amended by HSR's Current Report on Form 8-K/A (Amendment No. 1), dated March 12, 1996; (c) HSR's Current Report on Form 8-K, dated March 11, 1996; and
(d) the description of the HSR Common Stock contained in HSR's Registration Statement on Form 10 declared effective by the Commission on April 18, 1991.

     The following document, which has been filed by Tide West with the Commission pursuant to the Exchange Act (File No. 0-10727), is incorporated by reference into this Joint Proxy Statement/Prospectus and is deemed to be a part hereof: Tide West's Annual Report on Form 10-K for the year ended December 31, 1995 (the "Tide West 1995 Form 10-K"). Copies of the Tide West 1995 Form 10-K are being sent to Tide West stockholders along with this Joint Proxy Statement/Prospectus.

     All reports subsequently filed by HSR pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Joint Proxy Statement/Prospectus and prior to the date of the HSR Special Meeting shall be deemed to be incorporated by reference into this Joint Proxy Statement/Prospectus and are deemed to be a part hereof from the date of filing of such reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus.

     THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS JOINT PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST, WITHOUT CHARGE, DIRECTED, IN THE CASE OF DOCUMENTS RELATING TO HSR, TO JAMES M. PICCONE, THE SECRETARY OF HS RESOURCES, INC., AT 1999 BROADWAY, SUITE 3600, DENVER, COLORADO 80202, TELEPHONE 303-296-3600, OR, IN THE CASE OF DOCUMENTS RELATING TO TIDE WEST, TO PEGGY E. GWARTNEY, THE SECRETARY OF TIDE WEST OIL COMPANY, AT 6666 S. SHERIDAN, SUITE 250, TULSA, OKLAHOMA 74133, TELEPHONE 918-488-8962. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE RESPECTIVE SPECIAL MEETINGS, ANY REQUEST SHOULD BE MADE BY
            , 1996.
                             ---------------------

     NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATIONS OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY HSR, TIDE WEST OR ANY OTHER PERSON. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL OR TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
AVAILABLE INFORMATION...........................    2
INCORPORATION OF DOCUMENTS BY REFERENCE.........    2
SUMMARY.........................................    5
  General.......................................    5
  HS Resources, Inc.............................    5
  HSR Acquisition, Inc..........................    5
  Tide West Oil Company.........................    5
  The Merger....................................    6
  Recent Acquisitions...........................    7
  Financing.....................................    7
  Tide West Stock Options.......................    8
  Reasons for the Merger........................    8
  Recommendations of the Boards of Directors of
    HSR and Tide West...........................    9
  Opinions of Financial Advisors................    9
  Conversion Procedures.........................   10
  Description of Other Terms of the
    Merger Agreement............................   10
  Certain Federal Income Tax Consequences.......   11
  Accounting Treatment..........................   11
  Regulatory Filings............................   11
  The Special Meetings..........................   11
  Appraisal Rights..............................   11
  Voting Agreements.............................   12
  HSR Securities to be Issued...................   12
  Comparative Market Price Information..........   13
  Comparative Per Share Information.............   13
  Available Financial Information...............   14
  Forward-Looking Statements or Information.....   14
  Risk Factors..................................   14
  Selected Financial Information................   15
  Summary Selected Historical Operating Data....   16
  Summary Historical Oil and Gas Reserve
    Information.................................   16
  Summary Unaudited Pro Forma Financial and
    Operating Data of HSR.......................   17
RISK FACTORS....................................   25
  Significantly Increased Operations............   25
  Determination of Conversion Number............   25
  Tax Risks.....................................   26
  Increased Leverage............................   26
  Existing Agreements to Vote for the Merger and
    the Merger Agreement........................   27
  Interests of Certain Persons in the Merger....   27
  Differences in Rights of Common
    Stockholders................................   27
THE MEETINGS....................................   28
  Matters to be Considered at the Special
    Meetings....................................   28
  Boards of Directors' Recommendations..........   28
  Voting at Meetings; Record Dates..............   28
  HSR Proxies...................................   29
  Tide West Proxies.............................   29
  Solicitation of Proxies.......................   30
SPECIAL FACTORS.................................   31
  Background of the Merger......................   31
  Reasons for the Merger -- HSR.................   34
  Reasons for the Merger -- Tide West...........   35
  Recommendation of the HSR Board...............   36

                                                  PAGE
                                                  ----
  Opinions of the HSR Financial Advisors........   36
  Recommendation of the Tide West Board.........   41
  Opinion of the Tide West Financial Advisor....   41
  Effects of the Merger.........................   46
  Interests of Certain Persons in the Merger....   48
  Accounting Treatment..........................   50
  Certain Federal Income Tax Consequences.......   50
  Regulatory Filings............................   53
  Restrictions on Resales by Affiliates of Tide
    West........................................   53
  Listing on the New York Stock Exchange........   54
  Appraisal Rights..............................   54
THE MERGER AGREEMENT AND RELATED AGREEMENTS.....   57
  The Merger....................................   57
  Effective Time of the Merger..................   57
  Manner and Basis of Converting Shares.........   57
  Terms of the Merger Agreement.................   59
  Registration Rights Agreement.................   64
  Voting Agreements.............................   64
INFORMATION ABOUT THE COMBINING COMPANIES.......   66
  HS Resources, Inc.............................   66
  Tide West Oil Company.........................   70
  Pro Forma Information for the Combined
    Company.....................................   71
INDEX TO UNAUDITED PRO FORMA FINANCIAL
  STATEMENTS....................................   74
DESCRIPTION OF HSR CAPITAL STOCK................   82
  Authorized and Outstanding Capital Stock......   82
  HSR Common Stock..............................   82
  HSR Preferred Stock...........................   82
DESCRIPTION OF TIDE WEST CAPITAL
  STOCK.........................................   84
  Authorized and Outstanding Capital Stock......   84
  Tide West Common Stock........................   84
  Tide West Preferred Stock.....................   84
COMPARISON OF STOCKHOLDER RIGHTS................   85
LEGAL MATTERS...................................   90
EXPERTS.........................................   90
STOCKHOLDERS' PROPOSALS.........................   91
INDEX TO STATEMENTS OF REVENUES AND DIRECT
  OPERATING EXPENSES............................  F-1
AGREEMENT AND PLAN
  OF MERGER....................................Annex A
FAIRNESS OPINION OF
  MERRILL LYNCH & CO...........................Annex B
FAIRNESS OPINION OF
  LEHMAN BROTHERS, INC.........................Annex C
FAIRNESS OPINION OF PRUDENTIAL
  SECURITIES INCORPORATED......................Annex D
SECTION 262 OF THE DELAWARE GENERAL
  CORPORATION LAW CONCERNING
  APPRAISAL RIGHTS OF DISSENTING
  STOCKHOLDERS.................................Annex E
DEFINITIONS OF CERTAIN TERMS...................Annex F

                                    SUMMARY

     The following is only a summary of certain information contained elsewhere in this Joint Proxy Statement/Prospectus and does not purport to be complete. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained elsewhere in this Joint Proxy Statement/ Prospectus. As used in this Joint Proxy Statement/Prospectus, the term "HSR" refers to such corporation and, except where the context otherwise requires, its subsidiaries, and the term "Tide West" refers to such corporation and, except where the context otherwise requires, its subsidiaries. All information concerning HSR included in this Joint Proxy Statement/Prospectus has been furnished by HSR and all information concerning Tide West included in this Joint Proxy Statement/Prospectus has been furnished by Tide West. Definitions of certain industry terms used in this Joint Proxy Statement/Prospectus are included herein as Annex F. Stockholders are urged to read this Joint Proxy Statement/Prospectus in its entirety.

GENERAL

     At the HSR Special Meeting and the Tide West Special Meeting, holders of HSR Common Stock and Tide West Common Stock will be asked to act upon proposals related to the merger of Tide West with and into Merger Sub pursuant to the terms of the Merger Agreement which are more particularly described herein. If the Merger and related proposals are approved by the requisite votes of such stockholders, Tide West will be merged into Merger Sub, a wholly owned subsidiary of HSR, the separate existence of Tide West will cease and Merger Sub will succeed to all of the assets, rights, liabilities and obligations of Tide West. If the Merger and related proposals are not approved by the requisite votes of such stockholders, HSR and Tide West intend to continue to operate independently. For a description of certain important federal income tax consequences of the Merger, see "Special Factors -- Certain Federal Income Tax Consequences."

HS RESOURCES, INC.

     HSR was organized in 1987 to consolidate interests owned and/or managed by members of the current HSR management team. HSR is an independent oil and gas company engaged in the acquisition, exploitation, development and exploration of oil and natural gas properties. Although HSR's predecessors have operated in many areas of the United States, including in the Mid-Continent region, HSR and its predecessors have concentrated most of their activities since 1982 in the Wattenberg Field area of the Denver-Julesburg Basin near Denver, Colorado (the Denver-Julesburg Basin, inclusive of the Wattenberg Field, being herein referred to as the "D-J Basin" and that portion of the Denver-Julesburg Basin, exclusive of the Wattenberg Field, being herein referred to as the "Greater D-J Basin"), and have grown rapidly as a result of certain significant leasehold acquisitions and associated development drilling programs. The principal executive offices of HSR are located at One Maritime Plaza, 15th Floor, San Francisco, California 94111, and its telephone number is (415) 433-5795.

     For additional information concerning HSR, see "Information about the Combining Companies -- HS Resources, Inc.," "-- Pro Forma Information for the Combined Company" and the Unaudited Pro Forma Financial Statements of HSR referred to in "Index to Unaudited Pro Forma Financial Statements."

HSR ACQUISITION, INC.

     Merger Sub is a wholly owned subsidiary of HSR that was formed to facilitate the consummation of the Merger and has conducted no activities other than in connection with the Merger and the Merger Agreement. The principal executive offices of Merger Sub are located at One Maritime Plaza, 15th Floor, San Francisco, California 94111, and its telephone number is (415) 433-5795.

TIDE WEST OIL COMPANY

     Tide West is an independent oil and gas company focused on the acquisition and enhancement of producing oil and gas properties. All of Tide West's oil and gas properties are located in the United States, with principal operations conducted in portions of the Anadarko and Arkoma geologic basins located within Oklahoma and Texas, as well as in portions of the Southern Oklahoma and Texas/New Mexico regions. Over the last several years, Tide West has been successful in acquiring oil and gas properties, principally in the Mid-

Continent region of the United States (primarily Oklahoma and Texas), where management is best able to exploit its expertise and experience obtained through operating properties in that region. The principal executive offices of Tide West are located at 6666 South Sheridan, Suite 250, Tulsa, Oklahoma 74133, and its telephone number is (918) 488-8962.

     For additional information concerning Tide West, see "Information About the Combining Companies -- Tide West Oil Company."

THE MERGER

     Pursuant to the Merger Agreement, and subject to certain conditions, Tide West will be merged with and into Merger Sub, and Merger Sub will be the surviving corporation. Upon consummation of the Merger, the separate existence of Tide West will cease and Merger Sub will succeed to all of the assets, rights, liabilities and obligations of Tide West. The surviving corporation of the Merger is referred to herein as the "Surviving Corporation."

     As a result of the Merger, the Tide West stockholders will receive shares of HSR Common Stock in exchange for their shares of Tide West Common Stock, with each share of Tide West Common Stock being exchanged for a fraction of a share of HSR Common Stock equal to the Conversion Number and cash in the amount of the Cash Consideration. The "Conversion Number" is .6295, subject to certain adjustments. The "Cash Consideration," which is also subject to adjustment, is $8.75 less 3% of the amount by which the Market Price exceeds $10.50. "Market Price" is the average of the per share closing sales prices of HSR Common Stock on the NYSE over the 10 trading days immediately preceding the closing date of the Merger (the "Closing Date"). The Conversion Number and the Cash Consideration are subject to adjustment as described in "The Merger Agreement and Related Agreements -- Terms of the Merger Agreement -- Adjustments to the Conversion Number and Cash Consideration." The Cash Consideration, which is dependent on both the Market Price and the Conversion Number, cannot be determined at this time. The Market Price is to be determined by reference to the closing sales price of the HSR Common Stock over a period that has yet to begin. The Conversion Number is to be determined by reference to the closing sales price of the HSR Common Stock on the date immediately preceding the Closing Date and also cannot be determined at this time.

     The Merger Agreement provides that, under certain circumstances, the Cash Consideration will be decreased and the Conversion Number will be correspondingly increased so that the value of the HSR Common Stock (based on the closing sales price on the date immediately preceding the Closing Date) paid to the holders of Tide West Common Stock in connection with the Merger is greater than or equal to 40% of the total consideration paid to the holders of Tide West Common Stock; provided, however, the maximum number of shares of HSR Common Stock required to be issued in connection with the Merger is 7,161,312 (which equates to a Conversion Number of .7317) and any further adjustments to the consideration to be paid to the holders of Tide West Common Stock necessary to satisfy the foregoing formula (herein referred to as the "Adjustment Formula") would be solely from a further reduction of the Cash Consideration. See "The Merger Agreement and Related Agreements -- Terms of the Merger Agreement -- Adjustments to the Conversion Number and Cash Consideration."

     If the Conversion Number and the Cash Consideration were calculated treating February 26, 1996 (the date of the public announcement of the execution of the Merger Agreement), as the Closing Date, assuming no holders of Tide West Common Stock had perfected their dissenters' appraisal rights and assuming there is no holder of 5% or more of the Tide West Common Stock that has not represented that it has no intention, plan or arrangement to dispose of the HSR Common Stock to be received in the Merger, the Conversion Number would be .6295, the Cash Consideration would be $8.73, and HSR would issue 6,161,312 shares of HSR Common Stock in the aggregate in connection with the Merger. If such calculations were performed under the same assumptions, and treating the date of this Joint Proxy Statement/Prospectus as the Closing Date, the Conversion Number
would be           , the Cash Consideration would be $          , and HSR would
issue           shares of HSR Common Stock in the aggregate in connection with the Merger.

     A condition to Tide West's obligation to effect the Merger is that the Adjustment Formula (disregarding the limit contained therein on the maximum number of shares of HSR Common Stock required to be issued in the Merger) would not require HSR to issue more than 7,161,312 shares of HSR Common Stock in connection with the Merger. If this condition is not satisfied, Tide West may
(a) waive the condition and consummate the Merger pursuant to the terms of the Merger Agreement (in which case HSR will issue the maximum of 7,161,312 shares of HSR Common Stock, and any further adjustments to the consideration paid to the holders of Tide West Common Stock to satisfy the Adjustment Formula will be solely from a further reduction of the Cash Consideration), (b) terminate the Merger Agreement or (c) cause the Merger to be restructured. See "The Merger Agreement and Related Agreements -- Terms of the Merger Agreement -- Restructuring of the Merger."

RECENT ACQUISITIONS

     On March 15, 1996, HSR completed an acquisition (the "Initial Basin Acquisition") of certain oil and gas properties from Basin Exploration, Inc. ("Basin") in the D-J Basin. Concurrently with its approval of the Initial Basin Acquisition, the HSR Board approved a second acquisition of additional oil and gas properties from Basin. This additional acquisition (the "Second Basin Acquisition" and, together with the Initial Basin Acquisition, the "Basin Acquisitions") is subject to approval by the stockholders of Basin and is expected to be completed by the end of the second quarter of 1996. Accordingly, the pro forma financial information of HSR contained in this Joint Proxy Statement/Prospectus reflects the Initial Basin Acquisition and the consummation of the Merger, with and without the effect of the Second Basin Acquisition. Unless otherwise indicated, all reserve and operating data concerning HSR contained in this Joint Proxy Statement/Prospectus excludes the effects of the Basin Acquisitions. See "Information on the Combining Companies -- HS Resources, Inc. -- Recent Acquisitions," "-- Pro Forma Information for the Combined Company," the Unaudited Pro Forma Financial Statements of HSR referred to in "Index to Pro Forma Financial Statements" and the Statements of Revenues and Direct Operating Expenses referred to in "Index to Statements of Revenues and Direct Operating Expenses." This transaction was financed through HSR's bank facility on an interim basis pending completion of documentation of permanent financing arrangements with respect to the Initial Basin Acquisitions. See "Information about the Combining Companies -- HS Resources, Inc. -- Financing."

FINANCING

     The aggregate cash consideration required and net liabilities assumed in connection with consummating the Merger and the Basin Acquisitions is $249.8 million, with $124.3 million needed to effect the Merger and $125.5 million for the Basin Acquisitions. Through existing negotiated arrangements, HSR has available to it a number of specific capital options with which to meet these capital needs. In order to provide the senior bank debt capacity necessary to effect the Merger and the Basin Acquisitions, HSR has entered into a letter of intent with The Chase Manhattan Bank, N.A., ("Chase") indicating the bank's intent to provide, on a syndicated basis, an unsecured revolving credit facility of up to $375 million. HSR believes this facility will be sufficient to (i) finance the cash portion of the consideration paid to Basin and to the holders of Tide West Common Stock, (ii) absorb HSR's current outstanding senior indebtedness ($78.5 million at March 26, 1996 following the Initial Basin Acquisition and the Chase Asset Monetization Arrangement) discussed below and the $40.8 million in new debt to be assumed in connection with the Merger, (iii) pay HSR's transaction costs incurred with respect to the Merger and the Basin Acquisitions, and (iv) provide HSR with additional financial flexibility.

     On March 26, 1996, in a financing transaction facilitated by Chase, HSR closed the sale to an unaffiliated third party of certain low-growth assets acquired in the Initial Basin Acquisition, principally the producing and proved developed non-producing wells (the "Chase Asset Monetization Arrangement"). HSR reserved a production payment in such wells, and retained an option to repurchase the wells for fair market value at any time without penalty. HSR also retained what it considers to be the high-growth assets including the proved and unproved drillsites, operations, the right to market production from the wells, infill rights, and proceeds from the monetization of Section 29 tax credits. As a result of the transaction, HSR was able to reduce by

$23.1 million the debt it had incurred by closing the Initial Basin Acquisition, which debt was assumed by the party that acquired the properties. HSR intends to transfer a portion of the assets to be acquired in the Second Basin Acquisition in a similar transaction so that the aggregate reduction in the amount of debt that HSR would have otherwise incurred in closing the Basin Acquisitions will be approximately $82 million.

     HSR anticipates that following the consummation of the Merger and the Basin Acquisitions, and assuming approximately $82 million of the assets acquired in the Basin Acquisitions are financed through the Chase Asset Monetization Arrangement or similar transaction, HSR's debt-to-total capital ratio will be 63%. HSR intends to reduce such leverage to less than 50% as soon as practicable by utilizing one or a combination of options available to it including senior bank credit facilities, asset monetization transactions, off-balance sheet financings, sale and lease-back transactions, divestitures of non-core/non-strategic assets, issuance of new debt and equity securities, and certain other negotiated financing options already in place. See "Information about the Combining Companies -- HS Resources, Inc. -- Financing."

TIDE WEST STOCK OPTIONS

     There are currently outstanding options to purchase 937,840 shares of Tide West Common Stock, all of which are or will become fully vested prior to the Closing Date. If not exercised prior to the Closing Date, each such option will be cancelled and converted into the right to receive, for each share of Tide West Common Stock with respect to which such option is exercisable, cash in an amount equal to the amount by which the Merger Consideration exceeds the per share exercise price of such option. "Merger Consideration" is the sum of (a) the Cash Consideration and (b) the product of the Conversion Number and the Market Price. The amounts so determined will be paid to the holders of such options not later than three business days after the Closing Date. See "Special Factors -- Effects of the Merger -- Conversion of Tide West Common Stock and Other Securities -- Tide West Stock Options."

REASONS FOR THE MERGER

     The HSR Board determined to approve the Merger Agreement and the transactions contemplated thereby and to recommend that its stockholders vote FOR the issuance of shares of HSR Common Stock in accordance with the Merger Agreement for the following reasons: (a) the Merger provides geographic diversification for HSR into attractive geographic regions; (b) the Tide West properties offer significant upside potential through aggressive and technologically oriented exploitation and exploration; (c) the Merger provides advantageous synergies between HSR's current gas marketing group and Tide West's trading and transportation business; (d) the Tide West properties are relatively concentrated and are primarily operated by Tide West; (e) the Merger brings HSR to a size level that HSR's management believes will improve the liquidity of HSR Common Stock and should help HSR achieve a wider market following; and (f) the Merger offers the opportunity to create a combined company with greater financial resources, competitive strength and business opportunities than would be possible for HSR alone.

     The Tide West Board determined to approve the Merger Agreement and the transactions contemplated thereby and to recommend that its stockholders vote FOR approval of the Merger Agreement and the Merger for the following reasons:
(a) under current market conditions, the Merger offers the best opportunity of maximizing value for Tide West's stockholders; (b) the Merger presents a significant opportunity for diversification and partial liquidation of the investment of Tide West's stockholders by allowing them to receive cash for a portion of their investment and to become stockholders in a larger publicly traded independent oil and gas company whose stock, the Tide West Board believes, has greater upside potential than the Tide West Common Stock; (c) the Merger offers the opportunity to create a combined company with greater financial resources, competitive strength and business opportunities than would be possible for Tide West alone; (d) the Merger is expected to provide Tide West's stockholders with enhanced liquidity with respect to the HSR Common Stock received by them in the Merger; and (e) the Merger is expected to provide Tide West's stockholders with the opportunity to receive a premium over the market price of their shares of Tide West Common Stock immediately prior to the announcement on February 26, 1996, of the proposed Merger and a premium over the market price of their shares of Tide West Common Stock immediately prior to the announcement on October 20, 1995, of the intention of the Tide West Board to sell Tide West.

     For a discussion of the reasons for the Merger and other factors considered by the HSR Board and the Tide West Board, see "Special Factors -- Reasons for the Merger -- HSR" and "-- Reasons for the Merger -- Tide West."

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS OF HSR AND TIDE WEST

     The HSR Board believes that the terms of the Merger and the issuance of shares of HSR Common Stock pursuant to the Merger Agreement are fair to, and in the best interests of, HSR and its stockholders. Accordingly, the HSR Board has approved the Merger Agreement, the Merger, the issuance of HSR Common Stock and payment of the aggregate Cash Consideration in accordance with the Merger Agreement and recommends that holders of HSR Common Stock vote FOR the issuance of HSR Common Stock in accordance with the Merger Agreement. See "Special Factors -- Recommendation of the HSR Board."

     The Tide West Board believes that the terms of the Merger are fair to, and in the best interests of, Tide West and its stockholders. Accordingly, the Tide West Board has approved the Merger Agreement and the Merger and recommends that holders of shares of Tide West Common Stock vote FOR adoption and approval of the Merger Agreement and the Merger. See "Special Factors -- Recommendation of the Tide West Board."

OPINIONS OF FINANCIAL ADVISORS

     HSR engaged Lehman Brothers, Inc. ("Lehman Brothers") and Prudential Securities Incorporated ("Prudential Securities" and together with Lehman Brothers, the "HSR Financial Advisors") to act as financial advisors in connection with the Merger and to render their opinions as to the fairness, from a financial point of view, to HSR of the consideration to be paid by HSR in the Merger. On February 24, 1996, Lehman Brothers delivered its oral opinion to the HSR Board, that, as of such date and subject to certain assumptions, factors and limitations, the consideration to be paid by HSR for the Tide West Common Stock in the Merger was fair, from a financial point of view, to HSR. Each of the HSR Financial Advisors has provided its written opinion dated March 26, 1996. A copy of each of the opinions of the HSR Financial Advisors dated the date of this Joint Proxy Statement/Prospectus, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review by the HSR Financial Advisors in rendering their opinions, are attached as Annex C and Annex D to this Joint Proxy Statement/Prospectus and are incorporated herein by reference. The summary of the opinions of Lehman Brothers and Prudential Securities set forth in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of the opinions attached as Annex C and Annex D hereto. The March 26, 1996, opinions are substantially identical to the opinions attached as Annex C and Annex D hereto. STOCKHOLDERS OF HSR ARE URGED TO READ CAREFULLY THE OPINIONS OF THE HSR FINANCIAL ADVISORS IN THEIR ENTIRETY. For a more particular description of the opinions, information regarding fees and expenses to be paid to Lehman Brothers and Prudential Securities by HSR upon consummation of the Merger and Lehman Brothers' and Prudential Securities' prior representation of HSR, see "Special
Factors -- Opinions of the HSR Financial Advisors."

     Merrill Lynch & Co. ("Merrill Lynch") delivered its oral opinion, subsequently confirmed in writing, dated February 24, 1996, that, as of such date, the consideration to be received by the holders of the Tide West Common Stock was fair to such holders, taken as a whole, from a financial point of view. Merrill Lynch has confirmed such opinion in an opinion dated the date of this Joint Proxy Statement/Prospectus. A copy of the opinion of Merrill Lynch dated the date of this Joint Proxy Statement/Prospectus, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex B to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. The summary of the opinion of Merrill Lynch set forth in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion attached as Annex B hereto. The February 24, 1996, opinion is substantially identical to the opinion attached as Annex B hereto. STOCKHOLDERS OF TIDE WEST ARE URGED TO READ CAREFULLY THE OPINION

IN ITS ENTIRETY. For a more particular description of this opinion and information regarding fees and expenses payable to Merrill Lynch by Tide West, see "Special Factors -- Opinion of the Tide West Financial Advisor."

CONVERSION PROCEDURES

     As soon as practicable after the Closing Date, HSR will cause Harris Savings and Trust, the transfer agent for shares of HSR Common Stock (the "Exchange Agent"), to mail to each record holder of Tide West Common Stock as of the Closing Date a letter of transmittal to be used to effect the exchange of certificates representing Tide West Common Stock for certificates representing HSR Common Stock and the Cash Consideration, along with instructions for using such letter of transmittal to effect such exchange (collectively, the "Letter of Transmittal"). TIDE WEST STOCKHOLDERS SHOULD NOT SURRENDER THEIR STOCK CERTIFICATES UNTIL THE LETTER OF TRANSMITTAL IS RECEIVED AND THEN SHOULD SURRENDER THEIR STOCK CERTIFICATES ONLY ACCOMPANIED BY A PROPERLY COMPLETED AND EXECUTED LETTER OF TRANSMITTAL. See "The Merger Agreement and Related
Agreements -- Manner and Basis of Converting Shares."

DESCRIPTION OF OTHER TERMS OF THE MERGER AGREEMENT

     The Merger Agreement contains various other terms and provisions, including certain representations and warranties made by both HSR and Tide West, certain covenants and agreements made by both HSR and Tide West (including agreements relating to the conduct of Tide West's business pending consummation of the Merger and agreements restricting Tide West's ability to solicit or enter into an agreement with respect to an alternative transaction or furnish information to or negotiate with another party with respect to an alternative transaction) and certain conditions that must be satisfied or waived prior to consummation of the Merger (including obtaining requisite stockholder approvals and making certain governmental filings). Such provisions are summarized under "The Merger Agreement and Related Agreements." In addition, a copy of the Merger Agreement is included as Annex A to this Joint Proxy Statement/Prospectus, and reference should be made to such copy for the complete text of such provisions.

     The Merger Agreement is subject to termination at the option of either HSR or Tide West if the Merger is not consummated on or before July 31, 1996, and prior to such time upon the occurrence of certain specified events. The Merger Agreement may be amended or supplemented at any time by agreement of HSR and Tide West; provided, that, after any stockholder approval of the Merger, no amendment may be made which adversely affects the rights of the holders of the Tide West Common Stock or the HSR Common Stock without further stockholder approval. It is anticipated that the Merger will become effective as promptly as practicable after the requisite stockholder approvals have been obtained, all other conditions to the Merger have been satisfied or waived and a certificate of merger is accepted for filing by the Secretary of State of Delaware (the "Effective Time"). At any time prior to the Effective Time, subject to certain restrictions, the parties may waive any provision of the Merger Agreement. See "The Merger Agreement and Related Agreements."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     Under the terms of the Merger Agreement, Tide West will be merged into Merger Sub, a subsidiary of HSR, which will be the Surviving Corporation. It is expected that the Merger will constitute a reorganization within the meaning of
Section 368(a)(1)(A) of the Internal Revenue Code of 1986 (the "Code") by virtue of the application of Section 368(a)(2)(D) of the Code. Each Tide West stockholder will recognize the amount of gain, but not loss, realized in the transaction, but only to the extent of cash received (excluding any cash received in lieu of issuing fractional shares or in respect of the assertion of appraisal rights). Generally, Tide West stockholders receiving cash in lieu of fractional shares will be treated as receiving such cash in redemption of such fractional shares. For a discussion of these and other federal income tax considerations in connection with the Merger, see "Special Factors -- Certain Federal Income Tax Consequences."

ACCOUNTING TREATMENT

     The Merger will be accounted for as a purchase by HSR in accordance with generally accepted accounting principles. For a discussion of the effect of the application of purchase accounting to this transaction, see "Special
Factors -- Accounting Treatment."

REGULATORY FILINGS

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "Antitrust Act"), and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and specified waiting period requirements have been satisfied. HSR and Tide West filed notification and report forms under the Antitrust Act with the FTC and the
Antitrust Division on                       , 1996. On                       ,
1996, the FTC notified HSR and Tide West that early termination of the Antitrust Act waiting period had been granted.

THE SPECIAL MEETINGS

     The HSR Special Meeting will be held on                ,                ,
1996, at                , at           , local time. The purpose of the HSR
Special Meeting is to consider and act upon (a) a proposal to approve the issuance of up to 7,161,312 shares of HSR Common Stock in accordance with the Merger Agreement and (b) such other business as may properly be brought before the HSR Special Meeting or any adjournment or postponement thereof. Holders of record of shares of HSR Common Stock at the close of business on
               , 1996, are entitled to notice of, and to vote at, the HSR
Special Meeting. On such date, there were           shares of HSR Common Stock
outstanding, each of which will be entitled to vote on each matter to be acted upon or which may properly be brought before the HSR Special Meeting. The affirmative vote of the holders of a majority of the issued and outstanding shares of HSR Common Stock that are present in person or represented by proxy at the HSR Special Meeting at which a quorum is present will be required to approve the issuance of the HSR Common Stock upon consummation of the Merger. Approximately 10% of the outstanding shares of HSR Common Stock are held by directors and executive officers of HSR and their affiliates.

     The Tide West Special Meeting will be held on                ,
               , 1996, at                                              , at
10:00 a.m., local time. The purpose of the Tide West Special Meeting is to consider and act upon (a) a proposal to approve and adopt the Merger Agreement and to approve the Merger and (b) such other business as may properly be brought before the Tide West Special Meeting or any adjournment or postponement thereof. Holders of record of shares of Tide West Common Stock at the close of business
on                , 1996, are entitled to notice of, and to vote at, the Tide
West Special Meeting. On such date, there were 9,787,628 shares of Tide West Common Stock outstanding, each of which will be entitled to vote on each matter to be acted upon or which may properly be brought before the Tide West Special Meeting. The affirmative vote of the holders of a majority of the issued and outstanding shares of Tide West Common Stock will be required to approve and adopt the Merger Agreement and to approve the Merger. HSR has, pursuant to certain voting and proxy agreements entered into between HSR and certain stockholders of Tide West, acquired the right to vote a majority of the outstanding shares of Tide West Common Stock in favor of the Merger and the Merger Agreement. Accordingly, HSR has sufficient voting power to assure the approval of the Merger and the Merger Agreement by the Tide West stockholders without the affirmative vote of any other stockholder of Tide West. Approximately 56.4% of the outstanding shares of Tide West Common Stock are held by directors and executive officers of Tide West and their affiliates. For additional information concerning the special meetings, see "The Meetings."

APPRAISAL RIGHTS

     Under the Delaware Act, holders of HSR Common Stock are not entitled to dissenters' appraisal rights in respect of the Merger. Holders of Tide West Common Stock may demand an appraisal of the fair value of

Tide West Common Stock and payment of cash in lieu of accepting the Cash Consideration and shares of HSR Common Stock issuable to them in connection with the Merger. Any holder of Tide West Common Stock who desires to exercise appraisal rights (each, a "Dissenting Stockholder") must: (a) hold shares of Tide West Common Stock on the date of making a demand for appraisal; (b) continuously hold shares of Tide West Common Stock through the Effective Time of the Merger; (c) deliver, prior to the Tide West Special Meeting, a written demand for appraisal to Tide West at 6666 South Sheridan, Suite 250, Tulsa, Oklahoma 74133-1750, Attention: Secretary; and (d) otherwise satisfy all of the requirements of Section 262 of the Delaware Act. In order to preserve such stockholder's appraisal rights, a Tide West stockholder must not vote in favor of the Merger. Voting against the Merger, abstaining from voting or failing to vote, however, will not constitute a written demand for appraisal. Any Tide West stockholder who fails to timely and properly perfect such stockholder's appraisal rights will lose such right to appraisal and will have such stockholder's Tide West Common Stock converted into the right to receive the Cash Consideration and shares of HSR Common Stock in accordance with the terms of the Merger Agreement, without any interest thereon. See "Special
Factors -- Appraisal Rights," "The Meetings" and Annex E hereto.

     A condition to HSR's obligation to consummate the Merger is that holders of no more than 3% of Tide West Common Stock shall have exercised their dissenters' appraisal rights. See "The Merger Agreement and Related Agreements -- Terms of the Merger Agreement -- Conditions to Consummation of the Merger." The amount of Tide West Common Stock subject to perfected dissenters' appraisal rights as of the Closing Date is used in the calculation of the Adjustment Formula to determine the Conversion Number and the Cash Consideration. See "The Merger Agreement and Related Agreements -- Terms of the Merger Agreement -- Adjustments to the Conversion Number and Cash Consideration."

VOTING AGREEMENTS

     On February 25, 1996, HSR and Natural Gas Partners, L.P., a Delaware limited partnership ("NGP"), entered into an Agreement to Vote and Proxy (the "NGP Voting Agreement") pursuant to which NGP agreed to vote, and granted to HSR a proxy to vote, NGP's 4,550,000 shares of Tide West Common Stock, representing approximately 46.49% of the Tide West Common Stock, in favor of the Merger and the Merger Agreement. On February 25, 1996, HSR and Philip B. Smith, President, a director and a stockholder of Tide West ("Smith"), entered into an Agreement to Vote and Proxy (the "Smith Voting Agreement" and, together with the NGP Voting Agreement, the "Voting Agreements") pursuant to which Smith agreed to vote, and granted to HSR a proxy to vote, 344,000 shares of Tide West Common Stock, representing an additional 3.51% of the Tide West Common Stock, in favor of the Merger and the Merger Agreement. Pursuant to the Voting Agreements, HSR has acquired the voting rights to a majority of the outstanding shares of Tide West Common Stock. Accordingly, HSR has sufficient voting power to assure the approval of the Merger and the Merger Agreement by the Tide West stockholders without the affirmative vote of any other stockholder of Tide West.

     NGP and Smith each entered into the Voting Agreements in consideration of HSR entering into the Merger Agreement and, in the case of NGP, HSR agreeing to provide NGP with representation on the HSR Board. In addition, pursuant to the Voting Agreements, NGP and Smith each agreed, among other things, that they would not make any sale, transfer or other disposition of any shares of HSR Common Stock received by them in the Merger for one year from the Effective Time. NGP and Smith also agreed that they would not, among other things, directly or indirectly, sell, transfer or encumber any of the Tide West Common Stock subject to their respective Voting Agreements during the term of such Voting Agreement, nor would they take any action which would, if taken by Tide West, violate the provisions of the Merger Agreement relating to negotiations with third parties regarding the acquisition of Tide West Common Stock or the merger or other business combination of Tide West with or into any third party. See "Special Factors -- Interests of Certain Persons in the Merger" and "The Merger Agreement and Related Agreements -- Voting Agreements."

HSR SECURITIES TO BE ISSUED

     In connection with the Merger, in addition to the aggregate Cash Consideration to be paid in exchange for the outstanding shares of Tide West Common Stock, HSR will issue up to 7,161,312 shares of HSR

Common Stock. For a description of the terms and relative rights of the HSR Common Stock, see "Description of HSR Common Stock." HSR Common Stock is listed for trading on the NYSE. The HSR Common Stock to be issued in connection with the Merger has been approved for listing on the NYSE, subject to official notice of issuance and requisite approval of the Merger and the Merger Agreement by the stockholders of Tide West and approval of the issuance of HSR Common Stock in connection with the Merger by the stockholders of HSR.

COMPARATIVE MARKET PRICE INFORMATION

     HSR Common Stock is traded on the NYSE under the symbol "HSE." Tide West Common Stock is traded on The Nasdaq Stock Market ("Nasdaq") under the symbol "TIDE."

     The following table shows, for each of February 23, 1996 (the last trading day prior to the public announcement of the execution of the Merger Agreement),
and           , 1996 (the latest practicable date prior to the date of this
Joint Proxy Statement/Prospectus), (a) the last reported sales price of the HSR Common Stock, as reported by the NYSE, (b) the last reported sales price of the Tide West Common Stock, as reported by Nasdaq, and (c) the equivalent value for the Tide West Common Stock assuming conversion of the Tide West Common Stock into shares of HSR Common Stock and cash pursuant to the Merger.

                                                                                     TIDE WEST
                                                                                   COMMON STOCK
                                                                              -----------------------
                                                                   HSR                     EQUIVALENT
                                                               COMMON STOCK   HISTORICAL     VALUE*
                                                               ------------   ----------   ----------
February 23, 1996............................................    $ 11.375       $13.00       $15.89
            , 1996...........................................    $              $            $

---------------

* Calculated by multiplying the historical market price per share of the HSR Common Stock on the indicated day by the Conversion Number, which represents the fraction of a share of HSR Common Stock that would be issuable in the Merger in exchange for each share of Tide West Common Stock if the Merger were to be consummated on that day, plus the Cash Consideration. See "The Merger Agreement and Related Agreements -- Terms of the Merger
  Agreement -- Adjustments to the Conversion Number and Cash Consideration."

     For information relating to market prices of and dividends on HSR Common Stock and Tide West Common Stock, see "Information About the Combining Companies -- HS Resources, Inc. -- Price Range of HSR Common Stock and Dividends" and " -- Tide West Oil Company -- Price Range of Tide West Common Stock and Dividends." STOCKHOLDERS OF TIDE WEST AND HSR ARE URGED TO OBTAIN CURRENT QUOTATIONS FOR EACH OF THESE SECURITIES.

     Following the Merger, HSR Common Stock will continue to be traded on the NYSE. Following the Merger, Tide West Common Stock will cease to be traded on Nasdaq and there will be no further market for such stock.

COMPARATIVE PER SHARE INFORMATION

     The following table sets forth certain comparative per share information for HSR and Tide West. The "Prior to Merger" information for HSR is historical and pro forma information, with the pro forma information giving effect to the Initial Basin Acquisition, and for Tide West is historical information. The "Assuming Merger" information is pro forma information of HSR giving effect to the Merger presented on a per share basis ("Per Share") assuming the Conversion
Number is                and the Cash Consideration is $          (such
Conversion Number and Cash Consideration calculated treating the date of this Joint Proxy Statement/Prospectus as the closing date of the Merger and assuming no holders of Tide West Common Stock have perfected their dissenters' appraisal rights and assuming there is no holder of 5% or more of the Tide West Common Stock that has not represented that it has no intention, plan or arrangement to dispose of the HSR Common Stock to be received in the Merger). See "The Merger Agreement and Related Agreements -- Terms of the Merger Agreement -- Adjustments to the Conversion Number and Cash

Consideration." The "Assuming Merger" information is pro forma with the "With Second Basin Acquisition" information giving effect to the Initial Basin Acquisition, the Merger and the Second Basin Acquisition and the "Without Second Basin Acquisition" information giving effect to the Initial Basin Acquisition and the Merger, in each case as if all of such transactions had occurred on January 1, 1995.

                                                                                              ASSUMING MERGER
                                                                                  ---------------------------------------
                                                                                         WITH               WITHOUT
                                                       PRIOR TO MERGER               SECOND BASIN         SECOND BASIN
                                              ---------------------------------      ACQUISITION          ACQUISITION
                                                                                  ------------------   ------------------
                                                       HSR                                   PER                  PER
                                              ---------------------   TIDE WEST           EQUIVALENT           EQUIVALENT
                                                             PRO      ---------    PER    TIDE WEST     PER    TIDE WEST
                                              HISTORICAL    FORMA     HISTORICAL  SHARE     SHARE      SHARE     SHARE
                                              ----------   --------   ---------   -----   ----------   -----   ----------
                                                       (IN THOUSANDS)
Book Value:
  As of December 31, 1995...................   $ 119,174   $119,174    $74,506
Income (loss) from continuing operations:
  Year ended December 31, 1995..............         274        346      6,671
Cash dividends:
  Year ended December 31, 1995..............          --         --         --

AVAILABLE FINANCIAL INFORMATION

     Historical financial statements and other information for HSR and Tide West are included in documents incorporated by reference into this Joint Proxy Statement/Prospectus. For a list of such documents and instructions as to how to obtain copies of such documents, see "Incorporation of Documents by Reference."

     This Joint Proxy Statement/Prospectus also includes (i) pro forma financial statements for HSR and certain pro forma oil and gas information, giving effect to the Initial Basin Acquisition and the Merger, with and without giving effect to the Second Basin Acquisition, and (ii) statements of revenues and direct operating expenses for properties acquired in the Initial Basin Acquisition and properties to be acquired in the Second Basin Acquisition. See "Information About the Combining Companies -- HS Resources, Inc. -- Recent Acquisitions,"
"-- Pro Forma Information for the Combined Company," the Unaudited Pro Forma Financial Statements of HSR referred to in "Index to Unaudited Pro Forma Financial Statements" and the Statements of Revenues and Direct Operating Expenses referred to in "Index to Statements of Revenues and Direct Operating Expenses."

FORWARD-LOOKING STATEMENTS OR INFORMATION

     CERTAIN STATEMENTS CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS ARE NOT BASED ON HISTORICAL FACTS, BUT ARE FORWARD-LOOKING STATEMENTS THAT ARE BASED UPON NUMEROUS ASSUMPTIONS ABOUT FUTURE CONDITIONS THAT MAY ULTIMATELY PROVE TO BE INACCURATE. ACTUAL EVENTS AND RESULTS MAY MATERIALLY DIFFER FROM ANTICIPATED RESULTS DESCRIBED IN SUCH STATEMENTS. HSR'S ABILITY TO ACHIEVE SUCH RESULTS IS SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES. SUCH RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, PRODUCT PRICES, CONTINUED AVAILABILITY OF CAPITAL AND FINANCING, NUMBER OF SHARES OF HSR COMMON STOCK ISSUED IN CONNECTION WITH THE MERGER, AMOUNT OF OTHER FINANCING AND OTHER FACTORS AFFECTING HSR'S BUSINESS THAT MAY BE BEYOND HSR'S CONTROL, INCLUDING, BUT NOT LIMITED TO, THE MATTERS DESCRIBED IN "RISK FACTORS."

RISK FACTORS

     Stockholders of HSR and Tide West should refer to the information under "Risk Factors" for a discussion of certain matters that should be considered in connection with an evaluation of the proposals to be considered at the respective stockholders meetings.

                         SELECTED FINANCIAL INFORMATION

     The following tables set forth certain selected historical consolidated financial data for HSR and Tide West. It should be read in conjunction with the historical financial statements of HSR and Tide West incorporated by reference into this Joint Proxy Statement/Prospectus.

                               HS RESOURCES, INC.

                                                                     YEAR ENDED DECEMBER 31,
                                                     -------------------------------------------------------
                                                      1991        1992        1993        1994        1995
                                                     -------    --------    --------    --------    --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Financial Data:
  Gross Revenues...................................  $13,136    $ 27,633    $ 47,477    $ 60,401    $ 55,340
  Total Expenses...................................   12,163      20,066      31,232      50,290      54,890
                                                     -------    --------    --------    --------    --------
  Income Before Provision for Income Taxes and
    Extraordinary Item.............................  $   973    $  7,567    $ 16,245    $ 10,111    $    450
                                                     ========   =========   =========   =========   =========
  Net Income.......................................  $   584    $  3,690    $ 10,056    $  6,259    $    274
                                                     ========   =========   =========   =========   =========
  Net Income Per Share -- Fully Diluted............  $  0.11    $   0.55    $   0.92    $   0.53    $   0.02
Other Financial Data:
  Net Cash Provided by Operating Activities........  $ 3,051    $ 20,469    $ 33,745    $ 36,553    $ 31,179
Balance Sheet Data (At Period End):
  Total Assets.....................................  $83,026    $120,452    $228,260    $269,070    $302,089
  Long-term Debt (net of current portion)..........   36,303      20,640      74,420     103,478     125,537
  Stockholders' Equity.............................   28,901      78,731     113,299     119,358     119,174

                             TIDE WEST OIL COMPANY

                                                                  YEAR ENDED DECEMBER 31,(5)
                                                  ----------------------------------------------------------
                                                  1991(1)     1992(1)     1993(1)      1994(1)        1995
                                                  -------     -------     --------     --------     --------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Financial Data:
  Total Operating Revenues......................  $ 5,030     $24,958     $ 96,028     $117,720     $119,435
  Total Operating Expenses......................    4,094      19,957       88,393      107,604      106,828
                                                  -------     -------     --------     --------     --------
  Operating Income..............................      936       5,001        7,635       10,116       12,607
  Income Before Income Taxes and Cumulative
    Effect of Change in Accounting
    Principle(2)................................  $ 1,360     $ 4,375     $  6,878     $  7,998     $ 10,687
                                                  ========    ========    =========    =========    =========
  Net Income(3).................................  $ 1,360     $ 4,239     $  4,030     $  5,095     $  6,671
                                                  ========    ========    =========    =========    =========
  Net Income Per Share -- Primary(2)............  $  0.26     $  0.80     $   0.43     $   0.52     $   0.67
  Net Income Per Share -- Fully Diluted.........     0.26        0.80         0.43         0.52         0.65
Other Financial Data:
  Net Cash Provided by Operating Activities.....  $ 3,397     $ 4,614     $ 11,884     $ 17,683     $ 24,056
Balance Sheet Data (At Period End):
  Total Assets..................................  $14,771     $70,481     $106,606     $124,320     $144,397
  Long-Term Debt................................       --      21,565       22,300       32,300       40,800
  Partners' Capital.............................   13,550          --           --           --           --
  Stockholders' Equity(4).......................       --      29,475       65,364       70,459       74,506

---------------

(1) Certain reclassifications were made to conform to the presentation used in 1995.

(2) Effective January 1, 1993, Tide West changed its method of accounting for income taxes. The cumulative effect of this change reduced 1993 net income $300,000, or $0.05 per share.

(3) Tide West was a partnership until the reverse acquisition of Draco Gas Partners, L.P. ("Draco"), effective December 1, 1992, and, therefore, was not subject to income tax.

(4) No cash dividends have been paid. Draco, which was a partnership, paid a $1.1 million cash distribution to its partners in January 1992.

(5) See Tide West 1995 Form 10-K, "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," Consolidated Statements of Income on page F-4 and Notes to Consolidated Financial Statements and Quarterly Financial Data for information relating to significant items affecting the results of operations.

                   SUMMARY SELECTED HISTORICAL OPERATING DATA

     The following table sets forth summary information with respect to HSR's and Tide West's operations for the periods indicated.

                                                        HSR                       TIDE WEST
                                              ------------------------   ---------------------------
                                              YEAR ENDED DECEMBER 31,      YEAR ENDED DECEMBER 31,
                                              ------------------------   ---------------------------
                                               1993     1994     1995     1993      1994      1995
                                              ------   ------   ------   -------   -------   -------
Production
  Oil (MBbls)...............................     967    1,664    1,582       297       362       571
  Natural gas (MMcf)........................  14,684   20,108   21,049    10,053    14,087    18,099
  Oil equivalent (MBoe).....................   3,414    5,015    5,090     1,973     2,710     3,588
Average net sales price
  Oil ($ per Bbl)...........................  $16.09   $14.83   $16.52   $ 15.79   $ 15.39   $ 16.55
  Natural gas ($ per Mcf)...................  $ 2.03   $ 1.70   $ 1.30   $  1.95   $  1.66   $  1.44
Production and operating costs per Boe(1)...  $ 2.84   $ 2.68   $ 2.75   $  3.22   $  2.54   $  2.86

---------------

(1) Lease operating expenses plus production taxes per Boe.

               SUMMARY HISTORICAL OIL AND GAS RESERVE INFORMATION

     The following table sets forth summary information with respect to HSR's and Tide West's proved oil and gas reserves as of December 31, 1995.

                                                                                               OIL
                                                              CRUDE OIL     NATURAL GAS     EQUIVALENT
                                                               (MBBLS)        (MMCF)          (MBOE)
                                                              ---------     -----------     ----------
Net Proved Reserves
  HSR:
     Developed..............................................    11,557        219,262          48,101
     Undeveloped............................................     8,031         79,515          21,283
                                                              ---------     -----------     ----------
          Total.............................................    19,588        298,777          69,384
  Tide West:
     Developed..............................................     5,831        194,624          38,268
     Undeveloped............................................     1,154         42,863           8,298
                                                              ---------     -----------     ----------
          Total.............................................     6,985        237,487          46,566

         SUMMARY UNAUDITED PRO FORMA FINANCIAL AND OPERATING DATA OF HSR

     The following unaudited pro forma condensed consolidated balance sheets as of December 31, 1995, and pro forma condensed consolidated statements of operations for the year then ended adjust the historical financial information of HSR and Tide West to reflect (1) the consummation of the Merger and both the Initial and Second Basin Acquisitions (with respect to the Pro Forma Balance Sheet and Statement of Operations with Second Basin Acquisition as of and for the Year Ended December 31, 1995), (2) the Merger and the Initial Basin Acquisition (with respect to the Pro Forma Balance Sheet and Statement of Operations without Second Basin Acquisition as of and for the Year Ended December 31, 1995) and (3) only the Initial Basin Acquisition (with respect to the Pro Forma Balance Sheet and Statement of Operations with Initial Basin Acquisition as of and for the Year Ended December 31, 1995). The pro forma balance sheets and statements of operations were prepared as if the Merger and Basin Acquisitions were consummated on December 31, 1995 and January 1, 1995, respectively. The pro forma adjustments are based on estimates and assumptions explained in further detail in the accompanying notes. With respect to the Initial Basin Acquisition, HSR has entered into the Chase Asset Monetization Arrangement pursuant to which it sold at its cost certain of the interests that it had acquired from Basin (see "Information About the Combining Companies -- HS Resources, Inc. -- Financing"). The interests sold represent primarily proved producing and proved non-producing wells, which HSR sold for cash and a retained production payment. Pursuant to the terms of the retained production payment, HSR will not receive any production revenues from such wells (except in certain instances) until a specified amount of revenue has been produced in the future. Therefore, with respect to the Initial Basin Acquisition, the accompanying pro forma financial statements do not reflect any production revenues or related expenses during the pro forma period. For a fee, HSR will operate the properties on behalf of the buyer and has an option to repurchase the properties.

     HSR is entitled to accrue interest on its retained production payment at the rate of 8.5% per year, and such amount is reflected as interest income. Following the Chase Asset Monetization Arrangement transaction, HSR has retained primarily proved undeveloped properties, undrilled locations and Section 29 tax credits, and believes these are the higher growth assets. These assets have been recorded on a pro forma basis in HSR's oil and gas property account at cost. It is HSR's intention to enter into a similar arrangement with respect to the Second Basin Acquisition and, therefore, the same treatment has been given to those properties.

     The unaudited pro forma financial statements should be read in conjunction with the related historical financial statements and related notes. The pro forma information presented is not necessarily indicative of the financial position or results that would have actually occurred had the Merger and Basin Acquisitions been consummated on the dates indicated or which may occur in the future.

                               HS RESOURCES, INC.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                         WITH SECOND BASIN ACQUISITION
                               DECEMBER 31, 1995

ASSETS

                                            (HISTORICAL)
                                     ---------------------------    PRO FORMA           UNAUDITED
                                         HSR         TIDE WEST     ADJUSTMENTS          PRO FORMA
                                     ------------   ------------   ------------        ------------
CURRENT ASSETS...................... $ 11,085,645   $ 24,708,000   $ (2,444,000)K      $ 33,349,645
                                     ------------   ------------   ------------        ------------
OIL AND GAS PROPERTIES, at cost,
  using the full cost method:
  Undeveloped acreage...............   26,778,702                    30,611,655F         57,390,357
  Costs subject to depreciation,
     depletion and amortization.....  341,382,375    149,734,000     81,719,356F        572,835,731
     Less -- accumulated
       depreciation, depletion and
       amortization.................  (89,350,067)   (33,090,000)    33,090,000B        (89,350,067)
  Retained production payment.......                                 23,800,000F         23,800,000
                                     ------------   ------------   ------------        ------------
     Net oil and gas properties.....  278,811,010    116,644,000    169,221,011         564,676,021
                                     ------------   ------------   ------------        ------------
  Gas gathering and other, net......   12,192,610      3,045,000       (645,030)F        14,592,580
                                     ------------   ------------   ------------        ------------
TOTAL ASSETS........................ $302,089,265   $144,397,000   $166,131,981        $612,618,246
                                     ============   ============   ============        ============
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES................. $ 27,200,319   $ 20,338,000   $  4,654,000F       $ 52,192,319
                                     ------------   ------------   ------------        ------------
ACCRUED AD VALOREM
  TAXES.............................    6,574,405                     2,412,153F          8,986,558
MINORITY INTEREST...................                     117,000                            117,000
LONG-TERM BANK DEBT, net of current
  portion...........................   51,000,000     40,800,000    134,580,200K/F/G    226,380,200
9 7/8% SENIOR SUBORDINATED NOTES,
  net of unamortized discount.......   74,536,875                                        74,536,875
DEFERRED INCOME TAXES...............   23,603,540      8,636,000     45,732,790H         77,972,330
STOCKHOLDERS' EQUITY................  119,174,126     74,506,000    (21,247,162)I       172,432,964
                                     ------------   ------------   ------------        ------------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY............................ $302,089,265   $144,397,000   $166,131,981        $612,618,246
                                     ============   ============   ============        ============

        The accompanying Notes are an integral part of these Statements.

                               HS RESOURCES, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                         WITH SECOND BASIN ACQUISITION
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                           (HISTORICAL)
                                     -------------------------     PRO FORMA         UNAUDITED
                                        HSR         TIDE WEST     ADJUSTMENTS        PRO FORMA
                                     ----------    -----------    -----------       ------------
REVENUES:
  Oil and gas sales................  $53,394,029   $36,508,000    $                 $ 89,902,029
  Other gas revenues...............   1,782,349                     2,051,944A         3,834,293
  Trading and transportation.......                 82,927,000                        82,927,000
  Interest and other income........     163,510      1,266,000      1,864,516J         3,331,151
                                                                       37,125F
                                     -----------   ------------   ------------      ------------
          Total revenues...........  55,339,888    120,701,000      3,953,585        179,994,473
                                     -----------   ------------   ------------      ------------
EXPENSES:
  Production taxes.................   4,050,483      2,517,000                         6,567,483
  Lease operating..................   9,935,809      7,747,000                        17,682,809
  Depreciation, depletion and
     amortization..................  26,608,885     11,365,000    (11,365,000)B       47,144,826
                                                                   20,535,941B
  General and administrative.......   4,075,581      4,557,000     (1,060,000)C        7,572,581
  Interest.........................  10,218,555      3,186,000      7,884,558D        21,289,113
  Trading and transportation.......                 80,642,000                        80,642,000
                                     -----------   ------------   ------------      ------------
          Total expenses...........  54,889,313    110,014,000     15,995,499        180,898,812
                                     -----------   ------------   ------------      ------------
INCOME (LOSS) BEFORE INCOME
  TAXES............................     450,575     10,687,000    (12,041,914)          (904,339)
PROVISION (BENEFIT) FOR INCOME
  TAXES............................     176,419      4,016,000     (4,536,973)E         (344,554)
                                     -----------   ------------   ------------      ------------
NET INCOME (LOSS)..................  $  274,156    $ 6,671,000    $(7,504,941)      $   (559,785)
                                     ===========   ============   ============      ============
EARNINGS (LOSS) PER SHARE:
  Common and common equivalent
     shares........................  $     0.02    $      0.67                      $      (0.03)
                                     ===========   ============                     ============
  Common and common equivalent
     shares -- assuming full
     dilution......................  $     0.02    $      0.65                      $      (0.03)
                                     ===========   ============                     ============
WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING:
  Common and common equivalent
     shares........................  11,440,000      9,897,000      5,976,472I        17,416,472
                                     ===========   ============   ============      ============
  Common and common equivalent
     shares -- assuming full
     dilution......................  11,450,000     10,247,000      5,976,472I        17,426,472
                                     ===========   ============   ============      ============

        The accompanying Notes are an integral part of these Statements.

                               HS RESOURCES, INC.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                        WITHOUT SECOND BASIN ACQUISITION
                               DECEMBER 31, 1995

ASSETS

                                             (HISTORICAL)
                                      ---------------------------    PRO FORMA          UNAUDITED
                                          HSR         TIDE WEST     ADJUSTMENTS         PRO FORMA
                                      ------------   ------------   ------------       ------------
CURRENT ASSETS....................... $ 11,085,645   $ 24,708,000   $ (2,444,000)K     $ 33,349,645
                                      ------------   ------------   ------------       ------------
OIL AND GAS PROPERTIES, at cost,
  using the full cost method:
  Undeveloped acreage................   26,778,702                    27,111,655F        53,890,357
  Costs subject to depreciation,
     depletion and amortization......  341,382,375    149,734,000     70,239,356F       561,355,731
     Less -- accumulated
       depreciation, depletion and
       amortization..................  (89,350,067)   (33,090,000)    33,090,000B       (89,350,067)
  Retained production payment........                                  7,200,000F         7,200,000
                                      ------------   ------------   ------------       ------------
     Net oil and gas properties......  278,811,010    116,644,000    137,641,011        533,096,021
                                      ------------   ------------   ------------       ------------
  Gas gathering and other, net.......   12,192,610      3,045,000       (645,030) F      14,592,580
                                      ------------   ------------   ------------       ------------
TOTAL ASSETS......................... $302,089,265   $144,397,000   $134,551,981       $581,038,246
                                      ============   ============   ============       ============
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES.................. $ 27,200,319   $ 20,338,000   $  4,654,000F      $ 52,192,319
                                      ------------   ------------   ------------       ------------
ACCRUED AD VALOREM TAXES.............    6,574,405                       812,326F         7,386,731
MINORITY INTEREST....................                     117,000                           117,000
LONG-TERM BANK DEBT, net of current
  portion............................   51,000,000     40,800,000    104,600,027G       196,400,027
9 7/8% SENIOR SUBORDINATED NOTES, net
  of unamortized discount............   74,536,875                                       74,536,875
DEFERRED INCOME TAXES................   23,603,540      8,636,000     45,732,790H        77,972,330
                                      ------------   ------------   ------------       ------------
STOCKHOLDERS' EQUITY.................  119,174,126     74,506,000    (21,247,162)I      172,432,964
                                      ------------   ------------   ------------       ------------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY............................. $302,089,265   $144,397,000   $134,551,981       $581,038,246
                                      ============   ============   ============       ============

        The accompanying Notes are an integral part of these Statements.

                               HS RESOURCES, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                        WITHOUT SECOND BASIN ACQUISITION
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                           (HISTORICAL)
                                     -------------------------     PRO FORMA         UNAUDITED
                                        HSR         TIDE WEST     ADJUSTMENTS        PRO FORMA
                                     ----------    -----------    -----------       ------------
REVENUES:
  Oil and gas sales................  $53,394,029   $36,508,000    $                 $ 89,902,029
  Other gas revenues...............   1,782,349                       377,304A         2,159,653
  Trading and transportation.......                 82,927,000                        82,927,000
  Interest and other income........     163,510      1,266,000        564,055J         2,030,690
                                                                       37,125F
                                     -----------   ------------   ------------      ------------
          Total revenues...........  55,339,888    120,701,000        978,484        177,019,372
                                     -----------   ------------   ------------      ------------
EXPENSES:
  Production taxes.................   4,050,483      2,517,000                         6,567,483
  Lease operating..................   9,935,809      7,747,000                        17,682,809
  Depreciation, depletion and
     amortization..................  26,608,885     11,365,000    (11,365,000)B       46,556,410
                                                                   19,947,525B
  General and administrative.......   4,075,581      4,557,000     (1,060,000)C        7,572,581
  Interest.........................  10,218,555      3,186,000      5,952,066D        19,356,621
  Trading and transportation.......                 80,642,000                        80,642,000
                                     -----------   ------------   ------------      ------------
          Total expenses...........  54,889,313    110,014,000     13,474,591        178,377,904
                                     -----------   ------------   ------------      ------------
INCOME (LOSS) BEFORE INCOME
  TAXES............................     450,575     10,687,000    (12,496,107)        (1,358,532)
PROVISION (BENEFIT) FOR INCOME
  TAXES............................     176,419      4,016,000     (4,710,020)E         (517,601)
                                     -----------   ------------   ------------      ------------
NET INCOME (LOSS)..................  $  274,156    $ 6,671,000    $(7,786,087)      $   (840,931)
                                     ===========   ============   ============      ============
EARNINGS (LOSS) PER SHARE:
  Common and common equivalent
     shares........................  $     0.02    $      0.67                      $      (0.05)
                                     ===========   ============                     ============
  Common and common equivalent
     shares -- assuming full
     dilution......................  $     0.02    $      0.65                      $      (0.05)
                                     ===========   ============                     ============
WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING:
  Common and common equivalent
     shares........................  11,440,000      9,897,000      5,976,472I        17,416,472
                                     ===========   ============   ============      ============
  Common and common equivalent
     shares -- assuming full
     dilution......................  11,450,000     10,247,000      5,976,472I        17,426,472
                                     ===========   ============   ============      ============

        The accompanying Notes are an integral part of these Statements.

                               HS RESOURCES, INC.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                         WITH INITIAL BASIN ACQUISITION
                               DECEMBER 31, 1995

ASSETS

                                                    (HISTORICAL)
                                                    ------------      PRO FORMA       UNAUDITED
                                                        HSR          ADJUSTMENTS      PRO FORMA
                                                    ------------     -----------     ------------
CURRENT ASSETS..................................... $ 11,085,645     $        --     $ 11,085,645
                                                    ------------     -----------     ------------
OIL AND GAS PROPERTIES, at cost, using the full
  cost method:
  Undeveloped acreage..............................   26,778,702       1,500,000F      28,278,702
  Costs subject to depreciation, depletion and
     amortization..................................  341,382,375       4,920,000F     346,302,375
     Less -- accumulated depreciation, depletion
       and amortization............................  (89,350,067)             --      (89,350,067)
  Retained production payment......................                    7,200,000F       7,200,000
                                                    ------------     -----------     ------------
     Net oil and gas properties....................  278,811,010      13,620,000      292,431,010
                                                    ------------     -----------     ------------
  Gas gathering and other, net.....................   12,192,610              --       12,192,610
                                                    ------------     -----------     ------------
TOTAL ASSETS....................................... $302,089,265     $13,620,000     $315,709,265
                                                    ============     ===========     ============
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES................................ $ 27,200,319     $        --     $ 27,200,319
                                                    ------------     -----------     ------------
ACCRUED AD VALOREM TAXES...........................    6,574,405         812,326F       7,386,731
MINORITY INTEREST..................................
LONG-TERM BANK DEBT, net of current portion........   51,000,000      12,807,674G      63,807,674
9 7/8% SENIOR SUBORDINATED NOTES, net of
  unamortized discount.............................   74,536,875              --       74,536,875
DEFERRED INCOME TAXES..............................   23,603,540              --       23,603,540
                                                    ------------     -----------     ------------
STOCKHOLDERS' EQUITY...............................  119,174,126              --      119,174,126
                                                    ------------     -----------     ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY......... $302,089,265     $13,620,000     $315,709,265
                                                    ============     ===========     ============

        The accompanying Notes are an integral part of these Statements.

                               HS RESOURCES, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                         WITH INITIAL BASIN ACQUISITION
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                       HISTORICAL
                                                       ----------      PRO FORMA       UNAUDITED
                                                          HSR         ADJUSTMENTS      PRO FORMA
                                                       ----------     -----------     -----------
REVENUES:
  Oil and gas sales..................................  $53,394,029     $      --      $53,394,029
  Other gas revenues.................................   1,782,349        377,304A       2,159,653
  Trading and transportation.........................
  Interest and other income..........................     163,510        564,055J         727,565
                                                       -----------      --------      -----------
          Total revenues.............................  55,339,888        941,359       56,281,247
                                                       -----------      --------      -----------
EXPENSES:
  Production taxes...................................   4,050,483             --        4,050,483
  Lease operating....................................   9,935,809             --        9,935,809
  Depreciation, depletion and amortization...........  26,608,885             --       26,608,885
  General and administrative.........................   4,075,581             --        4,075,581
  Interest...........................................  10,218,555        833,578D      11,052,133
  Trading and transportation.........................          --             --               --
                                                       -----------      --------      -----------
          Total expenses.............................  54,889,313        833,578       55,722,891
                                                       -----------      --------      -----------
INCOME (LOSS) BEFORE INCOME TAXES....................     450,575        107,781          558,356
PROVISION (BENEFIT) FOR INCOME TAXES.................     176,419         36,315E         212,734
                                                       -----------      --------      -----------
NET INCOME (LOSS)....................................  $  274,156      $  71,466      $   345,622
                                                       ===========      ========      ===========
EARNINGS (LOSS) PER SHARE:
  Common and common equivalent shares................  $     0.02                     $      0.03
                                                       ===========                    ===========
  Common and common equivalent shares -- assuming
     full dilution...................................  $     0.02                     $      0.03
                                                       ===========                    ===========
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
  Common and common equivalent shares................  11,440,000             --       11,440,000
                                                       ===========      ========      ===========
  Common and common equivalent shares -- assuming
     full dilution...................................  11,450,000             --       11,450,000
                                                       ===========      ========      ===========

        The accompanying Notes are an integral part of these Statements.

                               HS RESOURCES, INC.

                     NOTES TO UNAUDITED PROFORMA CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS

     (A) Record estimated income from the monetization of Section 29 tax credits generated from the assets acquired in the Basin Acquisitions. The estimated qualifying production is approximately 869,000 mcf for the Initial Basin Acquisition and 3,856,000 mcf for the Second Basin Acquisition. No tax credits are anticipated from Tide West production.

     (B) Record the elimination of Tide West's accumulated depreciation, depletion and amortization (DD&A) and record consolidated DD&A expense on the assets acquired. Pro forma DD&A expense on proved oil and gas properties is computed by combining HSR's net unamortized costs of proved properties plus the portion of the purchase price and transaction costs allocated to proved properties and using the units-of-production method based on estimates of total proved reserves. The DD&A rate is approximately 5.6% for the Initial Basin Acquisition, 6.4% for the Second Basin Acquisition and 5.4% for the Merger.

     (C) Record estimated reduction in general and administrative (G&A) expense resulting from elimination of Tide West salaries and bonuses attributable to three senior executives.

     (D) Record elimination of Tide West interest expense and record interest expense related to debt necessary to finance the Merger and Basin Acquisitions, using HSR's average rate during 1995 of 7.32%. Interest was calculated on new debt of approximately $12,800,000 for the Initial Basin Acquisition, $42,800,000 for both the Initial and Second Basin Acquisitions, $108,400,000 for the Initial Basin Acquisition and the Merger and $138,300,000 for the Initial Basin Acquisition, the Second Basin Acquisition and the Merger. Interest was capitalized on undeveloped property costs as appropriate.

     (E) Record the tax effect of the acquisition assuming a combined federal and state effective tax rate of 38.1%

     (F) Record cost of the oil and gas properties, retained production payment and production tax liability assumed by HSR in connection with the Basin Acquisitions and Merger.

     (G) Record the bank financing obtained or assumed related to the acquisition of oil and gas properties.

     (H) Record additional deferred taxes resulting from the acquisition of Tide West oil and gas properties. These deferred taxes are a result of the difference between the book and tax basis of the Tide West assets, the need to gross up the book property costs and the resulting deferred tax liability.

     (I) Adjustment to the historical cost of Tide West's Stockholders' Equity and to record the issuance of 5,926,472 additional HSR shares valued at $10.25 per share less related transaction costs.

     (J) Record interest income on retained production payment at the rate of 8.5% on principal balances of $7,200,000 for the Initial Basin Acquisition and $16,600,000 for the Second Basin Acquisition.

     (K) Record reduction in long term debt repaid with Tide West cash.

                                  RISK FACTORS

     The following matters should be considered carefully in connection with evaluating the proposals to be considered at the Tide West Special Meeting and the HSR Special Meeting.

SIGNIFICANTLY INCREASED OPERATIONS

     As a result of the Merger and the Initial Basin Acquisition, HSR's operations will be significantly increased by the addition of approximately 890 operated wells, having approximately 49 MMBoe of net proved reserves and approximately 12,900 Boe of net daily production. Although HSR has conducted activities in many areas of the United States, including the Mid-Continent region, in recent years its activities have focused on the Rocky Mountain region, with particular concentration in the D-J Basin. As a result of the Merger, HSR will own and operate properties in areas where it has not had operations for many years, including the Anadarko and Arkoma Basins, Southern Oklahoma, West Texas and New Mexico. If the Second Basin Acquisition is consummated, HSR's operations will be further increased by the addition of approximately 492 operated wells, having approximately 20 MMBoe of net proved reserves and approximately 3,600 Boe of net daily production. In addition to the ability of HSR's management to successfully address the risks regularly associated with oil and gas exploration and production companies, HSR's success depends on the ability of HSR's management to successfully assimilate the properties acquired in these acquisitions, manage a significantly larger organization, continue its business strategy and assimilate and utilize Tide West's management and employees. Additionally, the degree of success of the Tide West acquisition may be influenced by HSR's ability to take advantage of perceived marketing strategies, and there can be no assurance that HSR will be able to do so. Consequently, a Tide West stockholder who receives HSR Common Stock in the Merger will own an investment in a company with a different risk profile than that of Tide West. The respective businesses of Tide West and HSR are described in the documents incorporated by reference into this Joint Proxy Statement/Prospectus. See "Information About the Combining Companies."

DETERMINATION OF CONVERSION NUMBER

     The Cash Consideration is dependent on both the Market Price and the Conversion Number and cannot be determined at this time. The Market Price is to be determined by reference to the closing sales price of the HSR Common Stock over a period that has yet to begin. The Conversion Number is to be determined by reference to the closing sales price of the HSR Common Stock on the date immediately preceding the Closing Date and also cannot be determined at this time. The Merger Agreement provides that the Cash Consideration shall be decreased and the Conversion Number shall be correspondingly increased so that the value of the HSR Common Stock (based on the closing sales price on the date immediately preceding the Closing Date) paid to the holders of Tide West Common Stock in connection with the Merger is greater than or equal to 40% of the total consideration paid to the holders of Tide West Common Stock; provided, however, the maximum number of shares of HSR Common Stock required to be issued in connection with the Merger is 7,161,312 (which equates to a Conversion Number of
 .7317) and any further adjustments to the consideration to be paid to the holders of Tide West Common Stock necessary to satisfy the Adjustment Formula would be solely from a further reduction of the Cash Consideration. The effect of the Adjustment Formula is to reduce potentially the aggregate value of the consideration paid in the Merger per share of Tide West Common Stock. The final calculation of the Conversion Number and Cash Consideration pursuant to the Adjustment Formula is dependent on (a) the closing sales price of HSR Common Stock on the date immediately preceding the Closing Date, (b) the amount of Tide West Common Stock held by persons who individually hold more than 5% of the outstanding shares of Tide West Common Stock as of the Closing Date and who have not represented as of such date that they have no intention, plan or arrangement to dispose of the HSR Common Stock received in the Merger and (c) the number of shares of Tide West Common Stock the holders of which have perfected their dissenters' appraisal rights as of the Closing Date. Adjustments to the consideration paid to the holders of Tide West Common Stock up to the point where HSR would be required to issue 7,161,312 shares of HSR Common Stock affect both the holders of Tide West Common
Stock (through a reduction in the aggregate value of the consideration paid in the Merger per share of Tide West Common Stock) and HSR (through dilution resulting from the issuance of additional shares of HSR

Common Stock); however, further adjustments, where, but for the limit in the Adjustment Formula, HSR would be required to issue additional shares of HSR Common Stock, are borne solely by the holders of Tide West Common Stock and may adversely affect the value of the consideration paid to them in the Merger. See "The Merger Agreement and Related Agreements -- Terms of the Merger
Agreement -- Adjustments to the Conversion Number and Cash Consideration."

     A condition to Tide West effecting the Merger is that the Adjustment Formula (disregarding the limit contained therein on the maximum number of shares of HSR Common Stock required to be issued in the Merger) would not require HSR to issue more than 7,161,312 shares of HSR Common Stock in connection with the Merger. If this condition is not satisfied, Tide West may
(a) waive the condition and consummate the Merger pursuant to the terms of the Merger Agreement (in which case HSR will issue the maximum of 7,161,312 shares of HSR Common Stock, and any further adjustments to the consideration paid to the holders of Tide West Common Stock to satisfy the Adjustment Formula shall be solely from a further reduction of the Cash Consideration), (b) terminate the Merger Agreement or (c) cause the Merger to be restructured. See "The Merger Agreement and Related Agreements -- Terms of the Merger
Agreement -- Restructuring of the Merger."

TAX RISKS

     If the Merger is consummated, but fails to qualify as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code, (a) Tide West would be treated as if it had sold its assets to Merger Sub for an amount equal to the fair market value of the HSR Common Stock received plus the amount of total cash (including the cash received in lieu of fractional shares) in a taxable transaction and would recognize gain or loss upon such deemed sale,
(b) each Tide West stockholder would recognize gain or loss in an amount equal to the difference between the fair market value of the HSR Common Stock plus the amount of cash received by such stockholder and such stockholder's aggregate adjusted basis in its Tide West Common Stock cancelled in the Merger, and (c) Merger Sub would be treated as having sold the HSR Common Stock delivered in the Merger and, therefore, would be treated as having recognized taxable gain in an amount equal to the fair market value of the HSR Common Stock issued in connection with the Merger. It is a condition to the consummation of the Merger that both Tide West and HSR receive an opinion of counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code; however, HSR and Tide West will not obtain an Internal Revenue Service ("IRS") ruling to that effect. For a discussion of these and other federal income tax considerations in connection with Merger, see "Special
Factors -- Certain Federal Income Tax Consequences."

INCREASED LEVERAGE

     Under the Chase Asset Monetization Arrangement, HSR has sold certain of the assets acquired in the Initial Basin Acquisition to an unaffiliated third party subject to a production payment in favor of HSR. See "Information About the Combining Companies -- HS Resources, Inc. -- Financing." HSR intends to transfer approximately $59 million of the assets to be acquired in the Second Basin Acquisition in a transaction similar to the Chase Asset Monetization Arrangement. It is HSR's present intention to use a combination of financing options and/or property dispositions to reduce its debt-to-total capital ratio to below 50%. On a pro forma basis, giving effect to the asset monetization transaction relating to the Initial Basin Acquisition through the use of the Chase Asset Monetization Arrangement and the anticipated asset monetization transaction with respect to the Second Basin Acquisition, HSR's debt-to-total capital ratio following the Merger and the Basin Acquisitions would be approximately 63%. On a pro forma basis, giving effect to the asset monetization transaction relating to the Initial Basin Acquisition and assuming that HSR did not utilize a similar asset monetization transaction with respect to the Second Basin Acquisition, HSR's debt-to-total capital ratio following the Merger and the Basin Acquisitions would be approximately 67%. While it is HSR's present intention to do so, there can be no assurance that HSR will be able to reduce its debt-to-total capital ratio to the anticipated levels.

EXISTING AGREEMENTS TO VOTE FOR THE MERGER AND THE MERGER AGREEMENT

     Two Tide West stockholders (consisting of Tide West's largest stockholder and one of Tide West's directors who is also an executive officer) owning collectively a majority of the outstanding shares of Tide West Common Stock have agreed to vote shares representing a majority of the outstanding shares of Tide West Common Stock in favor of the Merger and the Merger Agreement. Consequently, absent the occurrence of some event that would cause the termination of one or both of the Voting Agreements, approval of the Merger and the Merger Agreement by Tide West's stockholders (which requires the affirmative vote of holders of a majority of the outstanding shares of Tide West Common Stock) is assured.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of the Tide West Board (which has recommended that Tide West stockholders vote in favor of the proposal described in this Joint Proxy Statement/Prospectus) have interests in the Merger that are separate from the interests of the Tide West stockholders generally. NGP, which owns 46.49% of the outstanding shares of Tide West Common Stock, is the beneficial owner of 6.4% of the outstanding shares of HSR Common Stock, and Kenneth A. Hersh, a limited partner in the general partner of NGP, serves as a director of both HSR and Tide West. See "Special Factors -- Interests of Certain Persons in the Merger."

DIFFERENCES IN RIGHTS OF COMMON STOCKHOLDERS

     There are significant differences between the rights of holders of Tide West Common Stock and the rights of holders of HSR Common Stock. The differences, which are discussed under "Comparison of Stockholder Rights," generally relate to voting rights, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that might be considered by individual stockholders to be in their best interests.

                                  THE MEETINGS

     This Joint Proxy Statement/Prospectus is being furnished to the holders of HSR Common Stock in connection with the solicitation of proxies by the HSR Board
for use at the HSR Special Meeting to be held on             , 1996, at
                              , commencing at           , local time, and at any
adjournment or postponement thereof.

     This Joint Proxy Statement/Prospectus is also being furnished to the holders of Tide West Common Stock in connection with the solicitation of proxies by the Tide West Board for use at the Tide West Special Meeting to be held on
            , 1996, at                               , commencing at 10:00 a.m.,
local time, and at any adjournment or postponement thereof.

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETINGS

     At the HSR Special Meeting, the stockholders of HSR, as required by the rules of the NYSE, will consider and vote upon a proposal to approve the issuance of up to 7,161,312 shares of HSR Common Stock in accordance with the Merger Agreement. The HSR stockholders will also transact such other business as may properly be brought before the HSR Special Meeting.

     At the Tide West Special Meeting, the stockholders of Tide West will consider and vote upon a proposal to approve and adopt the Merger Agreement and to approve the Merger. The Tide West stockholders will also transact such other business as may properly be brought before the Tide West Special Meeting.

BOARDS OF DIRECTORS' RECOMMENDATIONS

     THE HSR BOARD HAS APPROVED THE MERGER AND THE MERGER AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY, AND RECOMMENDS THAT HSR'S STOCKHOLDERS VOTE FOR APPROVAL OF THE PROPOSAL SUBMITTED TO HSR STOCKHOLDERS AS DESCRIBED IN THIS JOINT PROXY STATEMENT/PROSPECTUS.

     THE TIDE WEST BOARD HAS APPROVED THE MERGER, THE MERGER AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY, AND RECOMMENDS THAT TIDE WEST'S STOCKHOLDERS VOTE FOR APPROVAL OF THE PROPOSAL SUBMITTED TO THE TIDE WEST STOCKHOLDERS AS DESCRIBED IN THIS JOINT PROXY STATEMENT/PROSPECTUS.

VOTING AT MEETINGS; RECORD DATES

     HSR. HSR has established             , 1996, as the record date for the
determination of stockholders entitled to notice of and to vote at the HSR Special Meeting. Only holders of record of HSR Common Stock at the close of business on such date are entitled to vote at the HSR Special Meeting. On
            , 1996, HSR had outstanding and entitled to vote           shares of
HSR Common Stock, each of which is entitled to one vote per share. On such date,
there were approximately           holders of record of HSR Common Stock.

     The affirmative vote of the holders of a majority of the issued and outstanding shares of HSR Common Stock that are present in person or represented by proxy at the HSR Special Meeting at which a quorum is present will be required to approve the matters described in this Joint Proxy
Statement/Prospectus, provided that the total vote cast represents in excess of 50% in interest of all securities entitled to vote on such matters.

     TIDE WEST. Tide West has established             , 1996, as the record date
for the determination of stockholders entitled to notice of and to vote at the Tide West Special Meeting. Only holders of record of Tide West Common Stock at the close of business on such date are entitled to vote at the Tide West Special
Meeting. On             , 1996, Tide West had outstanding and entitled to vote
9,787,628 shares of Tide West Common Stock, each of which is entitled to one
vote per share. On such date, there were approximately           holders of
record of Tide West Common Stock.

     The affirmative vote of the holders of a majority of the issued and outstanding shares of Tide West Common Stock will be required to approve and adopt the Merger Agreement and approve the Merger. Pursuant to the Voting Agreements, HSR has obtained agreements to vote, and has been granted proxies to vote, a majority of the outstanding shares of Tide West Common Stock in favor of the Merger and the Merger Agreement. Accordingly, HSR has sufficient voting power to approve the Merger and the Merger Agreement without the affirmative vote of any other stockholder of Tide West.

HSR PROXIES

     Shares of HSR Common Stock represented by properly executed proxies received by HSR prior to or at the HSR Special Meeting will be voted in accordance with the instructions contained therein. Shares of HSR Common Stock represented by properly executed proxies for which no instruction is given will be voted FOR the issuance of HSR Common Stock pursuant to the Merger Agreement. An abstention has the same effect as a vote AGAINST the proposal described in this Joint Proxy Statement/Prospectus, but any abstaining stockholder who is present at the HSR Special Meeting, either in person or by proxy, will be counted for purposes of determining whether a quorum exists.

     Each holder of HSR Common Stock is requested to complete, sign, date and return promptly the enclosed proxy card in the postage paid envelope provided for this purpose in order to ensure that such holder's shares are voted.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is exercised. A proxy may be revoked by (a) delivering to the Secretary of HSR, at or before the taking of the vote at the HSR Special Meeting, a written notice of revocation bearing a later date than the proxy, (b) duly executing a later-dated proxy relating to the same shares and delivering it to the Secretary of HSR before the taking of the vote at the HSR Special Meeting or (c) attending the HSR Special Meeting and voting in person (although attendance at the HSR Special Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or later-dated proxy should be sent or delivered to HS Resources, Inc., One Maritime Plaza, 15th Floor, San Francisco, California 94111, Attn: Secretary. To be effective, a notice of revocation or later-dated proxy must be received by the Secretary of HSR before the taking of the vote at the HSR Special Meeting.

     The HSR Board is aware of no matters to be presented at the HSR Special Meeting other than those described in this Joint Proxy Statement/Prospectus. If other matters are properly brought before the HSR Special Meeting, it is the intention of the persons named in the proxies to vote the shares to which said proxies relate in accordance with their judgment.

TIDE WEST PROXIES

     Shares of Tide West Common Stock represented by properly executed proxies received by Tide West prior to or at the Tide West Special Meeting will be voted in accordance with the instructions contained therein. Shares of Tide West Common Stock represented by properly executed proxies for which no instruction is given will be voted FOR approval of the Merger Agreement and the Merger. An abstention (or broker non-vote) has the same effect as a vote AGAINST the proposal described in this Joint Proxy Statement/Prospectus, but any abstaining stockholder who is present at the Tide West Special Meeting, either in person or by proxy (including broker non-voting), will be counted for purposes of determining whether a quorum exists.

     Each holder of Tide West Common Stock is requested to complete, sign, date and return promptly the enclosed proxy card in the postage paid envelope provided for this purpose in order to ensure that such holder's shares are voted.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is exercised. A proxy may be revoked by (a) delivering to the Secretary of Tide West, at or before the taking of the vote at the Tide West Special Meeting, a written notice of revocation bearing a later date than the proxy, (b) duly executing a later-dated proxy relating to the same shares and delivering it to the Secretary of Tide West before the taking of the vote at the Tide West Special Meeting or (c) attending the Tide West Special Meeting and voting in person (although attendance at the Tide West Special Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or later-dated proxy should be sent or delivered to Tide West Oil Company, 6666 South Sheridan, Suite 250, Tulsa, Oklahoma 74133-1750, Attn: Secretary. To be effective, a notice of revocation or later-dated proxy must be received by the Secretary of Tide West before the taking of the vote at the Tide West Special Meeting.

     The Tide West Board is aware of no matters to be presented at the Tide West Special Meeting other than those described in this Joint Proxy Statement/Prospectus. If other matters are properly brought before the Tide West Special Meeting, it is the intention of the persons named in the proxies to vote the shares to which such proxies relate in accordance with their judgment.

SOLICITATION OF PROXIES

     The cost and expenses associated with printing this Joint Proxy Statement/Prospectus will be borne equally by HSR and Tide West. Corporate Investors Communications, Inc. ("CIC") has been retained to solicit proxies on behalf of HSR for an aggregate fee of $3,500 plus out-of-pocket expenses. In addition to solicitation by CIC, directors, officers and employees of HSR and Tide West may solicit proxies from stockholders of HSR and Tide West, respectively, in person or by telephone, telegram or other means of communication. Such persons will not be additionally compensated for such solicitation but will be reimbursed for reasonable out-of-pocket expenses incurred in connection therewith. Arrangements will be made with brokerage firms, nominees, fiduciaries and other custodians for forwarding proxy solicitation materials to the beneficial owners of shares held of record by such persons. HSR and Tide West will reimburse such persons for their reasonable expenses incurred in connection therewith. All costs of the solicitation of proxies will be borne by HSR with respect to the holders of HSR Common Stock and by Tide West with respect to the holders of Tide West Common Stock.

     STOCKHOLDERS SHOULD NOT SEND THEIR STOCK CERTIFICATES WITH THEIR PROXY CARDS. STOCK CERTIFICATES SHOULD NOT BE SUBMITTED FOR EXCHANGE BY TIDE WEST STOCKHOLDERS UNTIL A LETTER OF TRANSMITTAL IS RECEIVED. See "The Merger Agreement and Related Agreements -- Manner and Basis of Converting Shares."

                                SPECIAL FACTORS

     The Merger Agreement provides for a business combination between HSR and Tide West in which Tide West will be merged with and into Merger Sub, a wholly owned subsidiary of HSR. As a result of the Merger, Tide West's separate existence will cease and Merger Sub, as the surviving corporation in the Merger, will continue its corporate existence under the laws of the State of Delaware and will succeed to all of the assets, rights, liabilities and obligations of Tide West. The certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, will become the certificate of incorporation of the Surviving Corporation and will be amended to change the name of the Surviving Corporation to HSRTW, Inc. The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, will become the bylaws of the Surviving Corporation. As a part of the Merger, the holders of Tide West Common Stock will be issued shares of HSR Common Stock and cash in exchange for their Tide West Common Stock. It is intended that the transaction be treated as a purchase for accounting purposes and as a reorganization under Section 368(a)(1)(A) of the Code for federal income tax purposes. The discussion in this Joint Proxy Statement/Prospectus of the Merger and the description of the principal terms and conditions of the Merger are subject to and qualified in their entirety by reference to the Merger Agreement, a copy of which is included as Annex A to this Joint Proxy Statement/Prospectus and which is incorporated into this Joint Proxy Statement/Prospectus by reference.

BACKGROUND OF THE MERGER

     In September 1994, Tide West signed an agreement providing for a business combination between Tide West and another company. In January 1995, as a result of market price changes, this agreement was terminated by mutual agreement between Tide West and the other company. At that time, the Tide West Board decided that it was in the best interests of Tide West and its stockholders for Tide West to remain independent for the time being and not to renew or initiate discussions with any other company regarding a business combination.

     During the next several months of 1995, management of Tide West continued its previous strategy of seeking to acquire, operate and enhance producing oil and gas properties. In the meantime, various members of the Tide West Board, in informal discussions, continued to be concerned that Tide West, in its present structure and at its present size, would not be able to successfully complete the larger oil and gas property acquisitions necessary to grow Tide West at a rate acceptable to the Tide West Board and the Tide West stockholders. At special meetings on August 30, 1995, and September 15, 1995, the Tide West Board continued to discuss Tide West's acquisition strategy and other methods by which stockholder value might be enhanced, including the possible sale of Tide West. Concerns were again expressed at these meetings over the difficulties in continuing Tide West's acquisition program when taking into account the competition for the available oil and gas properties and pricing concerns with respect to such acquisitions, the belief that Tide West's value was not being recognized in the marketplace, uncertainty with regard to future oil and gas prices, growth prospects for Tide West and cohesiveness of management. At a special meeting on September 19, 1995, the Tide West Board concluded that it was in the best interests of the Tide West stockholders for Tide West to retain an investment banking firm as financial advisor to advise the Tide West Board regarding strategic alternatives for enhancing stockholder value, including the possibility of selling the company.

     During September and October 1995, members of the Tide West Board and management met informally with representatives of several investment banking firms. On October 12 and 13, 1995, three investment banking firms made detailed presentations to the Tide West Board regarding their recommendations as to maximizing value to Tide West stockholders. At a special meeting on October 12, 1995, the Tide West Board met to evaluate two of these investment banking firms and their respective presentations to the Tide West Board. On October 13, 1995, the Tide West Board held informal discussions to evaluate the third investment banking firm and its presentation to the Tide West Board. At a special meeting of the Tide West Board on October 19, 1995, it was decided that the course of action which was in the best interests of the Tide West stockholders was an orderly sale of the company. This course of action was consistent with the recommendation made by each of the three investment banking firms that made presentations to the Tide West Board.

     On October 19, 1995, Tide West entered into an engagement letter, dated as of October 18, 1995, with Merrill Lynch to serve as Tide West's financial advisor to assist with the sale of Tide West. On October 20, 1995, Tide West issued a press release announcing the engagement of Merrill Lynch and the intention of the Tide West Board to sell the company. At that time it was determined that one of the members of the Tide West Board, Kenneth A. Hersh, might be interested in leading an effort to purchase Tide West. Consequently, while Mr. Hersh did not resign from the Tide West Board, he was excluded from all further meetings and discussions of the Tide West Board relating to preparation for and decisions concerning the sale of Tide West, including the Merger.

     On October 23, 1995, an organizational meeting was held among Tide West management and representatives of Merrill Lynch. During the next several weeks, Tide West management and Merrill Lynch prepared a data room and offering materials to help describe Tide West, including its property base and exploitation potential, to potential purchasers. Merrill Lynch began contacting potential purchasers in order to ascertain their interest in Tide West, and a form of confidentiality agreement (containing a standstill provision) was prepared.

     On November 28, 1995, Merrill Lynch began mailing confidentiality agreements to interested potential purchasers. A total of 73 confidentiality agreements were mailed out and 44 were signed and returned. In some cases, including HSR, changes were negotiated between the potential purchaser and counsel for Tide West. On December 1, 1995, Merrill Lynch began distributing offering materials, containing confidential information about Tide West, to those potential purchasers who had signed confidentiality agreements with Tide West, including HSR.

     Between December 11, 1995, and February 1, 1996, 19 companies, including HSR, sent representatives to the Tide West data room. On January 25, 1996, Merrill Lynch mailed bid letters and forms of Agreement and Plan of Merger to all companies who had sent representatives to the data room.

     On February 9, 1996, Merrill Lynch received proposals from companies desiring to enter into a business combination with Tide West, including HSR. A total of nine proposals were received, including proposals for all cash, all stock and combination cash/stock transactions. These proposals were described by Merrill Lynch to the Tide West Board in two separate conference calls on February 9, 1996.

     On February 12, 1996, a special meeting of the Tide West Board was held in Tulsa to consider the proposals which had been received. All directors, except Mr. Hersh, were present in person. Also present were counsel to Tide West, representatives of Merrill Lynch and outside counsel to Merrill Lynch. Merrill Lynch presented to the Tide West Board an analysis of the proposals which had been received. The Tide West Board discussed the relative advantages and disadvantages of a business combination with each company, the strengths of each company's indication of interest, the likelihood that each company would be able to finance its proposal (in the case of cash and combination cash/stock proposals), and the Tide West Board's perception of the value of the stock of each company (in the case of proposals involving part or all stock). The Tide West Board determined that four of the proposals, including HSR's, were sufficiently attractive to warrant further discussions. Merrill Lynch, at the request of the Tide West Board, scheduled meetings for the Tide West directors with certain of these companies in order to enable the directors to better evaluate their proposals.

     During the next several days, meetings were held with three of the selected potential purchasers, including HSR. The first meeting between representatives of Tide West and Merrill Lynch and representatives of HSR and Lehman Brothers was held in Denver on February 17, 1996. (Prior to this meeting, Tide West signed a reciprocal confidentiality and standstill agreement with respect to HSR.) This meeting, which was attended by all members of the Tide West Board other than Mr. Hersh (Mr. Flint by telephone), was intended primarily to provide Tide West and Merrill Lynch with information upon which to base an evaluation of HSR Common Stock. On the same day, representatives of HSR began a due diligence investigation with respect to Tide West in order to supplement information previously learned from their evaluation of Tide West.

     On February 20, 1996, HSR advised Tide West about its pending discussions with Basin (Tide West had executed an agreement to be bound by the HSR confidentiality agreement regarding Basin). The Tide West Board determined that the combination of cash and stock offered by HSR, including the fact that the HSR Common Stock had upside potential equal to or greater than the stock of any of the other companies offering stock, was such that the HSR proposal was of greater value to the Tide West stockholders than any of the other proposals.

     Accordingly, on February 21, 1996, representatives of Tide West and Merrill Lynch began meeting with representatives of HSR in Denver to negotiate the terms of the Merger Agreement. Negotiations continued until February 24, 1996. During this process, the Tide West Board and the HSR Board were kept apprised of developments through various meetings and telephone conversations. (Mr. Hersh, who was at that time and still is a member of the board of directors of both Tide West and HSR, was not informed of the discussions until February 22, 1996.)

     On February 23, 1996, the HSR Board held a telephonic meeting with all members, certain staff and HSR's legal advisors and representatives of Lehman Brothers to consider the Merger and the Basin Acquisitions. Mr. Hersh was present by telephone at the meeting. On February 24, 1996, the HSR Board continued the telephonic meeting at which it further considered the proposed Merger, Merger Agreement and the Basin Acquisitions, including the Cash Consideration and the Conversion Number. Mr. Hersh did not participate in the continuation of the meeting on February 24, 1996, and did not vote on any matters.

     On February 24, 1996, the Tide West Board, together with its legal and financial advisors, met by telephone conference call to consider the proposed Merger Agreement and the transactions contemplated thereby, including the Cash Consideration and the Conversion Number. Mr. Hersh did not participate in the Tide West Board meeting but was informed of the meeting and of the proposed transaction.

     At the meeting of the HSR Board, members of HSR senior management, together with its legal and financial advisors, reviewed the background of the proposed Merger, the strategic rationale for and the potential benefits of the Merger to HSR, a summary of due diligence findings, financial and valuation analyses of the transaction, and the terms of the Merger Agreement. Lehman Brothers delivered to the HSR Board its oral opinion (subsequently confirmed in writing) that, based on the matters presented to the HSR Board and as set forth in its opinion, the transaction contemplated by the Merger Agreement was fair to HSR and the holders of HSR Common Stock, taken as a whole, from a financial point of view. After considering the presentation of HSR senior management and its legal advisor and the presentation and opinion of Lehman Brothers, along with various other factors, on February 24, 1996, the HSR Board (other than Mr. Hersh who was not present for the February 24, 1996, continuation of the HSR Board meeting) unanimously approved the Merger Agreement and the transactions contemplated thereby, authorized the officers of HSR to execute the Merger Agreement on behalf of HSR, and approved a recommendation that the stockholders of HSR vote in favor of the issuance of HSR Common Stock pursuant to the terms of the Merger Agreement.

     At the meeting of the Tide West Board, members of Tide West's senior management, together with its legal and financial advisors, reviewed the background of the proposed Merger, the potential benefits of the Merger to the stockholders of Tide West, financial and valuation analyses of the transaction, and the terms of the Merger Agreement. Merrill Lynch delivered to the Tide West Board its oral opinion (subsequently confirmed in writing) that, based on the matters presented to the Tide West Board and as set forth in its opinion, the consideration to be received by the holders of Tide West Common Stock pursuant to the Merger Agreement was fair to such holders, taken as a whole, from a financial point of view. After considering the presentation of Tide West's senior management and its legal advisor and the presentation and opinion of Merrill Lynch, along with various other factors, the Tide West Board (other than Mr. Hersh who was not present for the meeting) unanimously approved the Merger Agreement and the transactions contemplated thereby, authorized the officers of Tide West to execute the Merger Agreement on behalf of Tide West, approved a recommendation that the stockholders of Tide West vote in favor of the approval of the Merger and the Merger Agreement and approved the Voting Agreements for purposes of Section 203 of the Delaware Act.

     On February 25, 1996, officers of Tide West and HSR executed and delivered the Merger Agreement and certain stockholders of Tide West (holding in the aggregate in excess of a majority of the outstanding shares of Tide West Common Stock) agreed, among other things, to vote their shares of Tide West Common Stock in favor of the Merger and the Merger Agreement.

REASONS FOR THE MERGER -- HSR

     The HSR Board believes that the terms of the Merger are fair to, and in the best interests of, HSR and its stockholders. The HSR Board has approved, subject to various conditions (including stockholder approval of the issuance of additional HSR Common Stock), the Merger Agreement and the Merger, the issuance of additional HSR Common Stock upon consummation of the Merger in accordance with the Merger Agreement and the other transactions contemplated thereby, and recommends that the holders of HSR Common Stock vote FOR approval of the issuance of additional HSR Common Stock at the HSR Special Meeting.

     The HSR Board believes that the Merger is desirable for a number of reasons: (a) it provides geographic diversification of HSR into attractive geographic regions; (b) the Tide West properties offer significant upside potential through aggressive and technologically oriented exploitation and exploration; (c) it provides advantageous synergies between HSR's current gas marketing group and Tide West's trading and transportation business; (d) the Tide West properties are relatively concentrated and are primarily operated by Tide West; (e) the Merger brings HSR to a size level that HSR's management believes will improve the liquidity of HSR Common Stock and should help HSR achieve a wider market following; and (f) the Merger offers the opportunity to create a combined company with greater financial resources, competitive strength and business opportunities than would be possible for HSR alone. Each of these factors is discussed in more detail below.

     DIVERSIFICATION. One of HSR's strategic objectives is to diversify its property base to include production outside of the Rocky Mountain region. The HSR Board believes that Tide West's properties, which are primarily located in the Mid-Continent area, are an excellent diversification balance to HSR's approximately 1,300 wells in the D-J Basin and approximately 1,000,000 undeveloped acres in the Rocky Mountain region.

     From a stockholder's standpoint, diversification achieves a number of important objectives. First, diversification is desirable in order to reduce HSR's historically high reserve-to-production ratio. HSR's existing properties have a ratio of approximately 14 to 1. While this provides excellent foundation of stable, long-lived cash flow, HSR desires to blend the ratio in order to increase cash flow and provide greater growth potential. Tide West's reserve-to-production ratio of approximately 10 to 1 provides a counterbalance to HSR's existing long-lived assets. Secondly, the geographical location of Tide West's properties, and the proximity to Mid-Continent markets and Henry Hub, provide product market and price diversification to HSR's Rocky Mountain concentration of properties. Finally, Tide West's undrilled locations present a complementary product profile to HSR's lower risk and proved undeveloped locations in that they generally possess slightly higher potential but are somewhat riskier.

     EXPLOITATION AND EXPLORATION POTENTIAL. HSR believes that there are extensive exploitation opportunities to be developed on and around the Tide West properties. In the process of acquiring proved developed producing properties, Tide West has assembled a substantial inventory of exploitation opportunities, ranging from low risk proved undeveloped drillsites to attractive probable locations. HSR has identified almost 200 gross drillsites on the Tide West properties. In addition, because Tide West has focused primarily on acquisitions, it has not attempted to develop the exploratory potential of many of its properties. Tide West and HSR have identified numerous areas with exploration potential within the Tide West acreage inventory. HSR intends to use its strong exploration staff, many of whom have experience in the areas where the Tide West properties are located, to develop many of the exploitation and exploratory opportunities held by Tide West.

     MARKETING SYNERGIES. The Merger also provides advantageous synergies between HSR's current gas marketing group and Tide West's trading and transportation business. HSR has developed into one of the most active and successful natural gas producer/marketers in the Colorado Front Range area. Tide West has established itself as one of the most successful Mid-Continent traders and transporters. The combination of the two groups creates exciting synergies and should present opportunities to improve product prices and profit from market imbalances. HSR's Denver marketing group will be better able to move gas from the Colorado Front Range and into the Mid-Continent, and vice-versa, when imbalances exist. The Mid-Continent group will have the added flexibility of capitalizing on trading differentials between the two regions, and could link to trading and marketing of gas HSR will produce as a result of its activities in the Gulf Coast area.

     OPERATIONS AND CONCENTRATION. HSR is one of the most efficient operators in the United States with 1995 overhead of $0.80 per Boe and lease operating expenses of $1.95 per Boe. Tide West is similarly efficient, with 1995 overhead of $1.09 per Boe and lease operating expenses of $2.16 per Boe. The concentrated nature of Tide West's properties and its historic efficiency will enable HSR to continue its longstanding achievement of efficient operations. More than three fourths of Tide West's reserves are located in the Anadarko and Arkoma Basins and in the Southern Oklahoma region. Additionally, Tide West operates 82% of its wells. The concentration of properties and significant percentage of operated wells provide operational efficiency and control which are fundamental to realizing the expected value of these assets.

     SIZE, STOCK LIQUIDITY AND MARKET FOLLOWING. HSR also believes the Merger is attractive because it will increase the size of HSR's operations and property base and potentially improve the trading characteristics of the HSR Common Stock by increasing its stockholder base. On a pro forma basis, HSR will have approximately 140 MMBoe of reserves and will produce in excess of 30,000 Boe a day. Assuming the consummation of the Merger, HSR would be one of the larger independent oil and gas companies in the United States. In addition, following the Merger, the number of outstanding shares of HSR Common Stock will increase, which should improve the liquidity of the HSR Common Stock. Furthermore, there is very little overlap between HSR's and Tide West's institutional stockholders. Thus, the Merger should create a broader base of stockholders.

     FINANCIAL ASPECTS. If the Merger is consummated, HSR will have increased its asset base by more than 50%. The combination of the Merger and the Basin Acquisitions would cause HSR to more than double in size if all of Tide West's and Basin's acquired assets were to be placed on the balance sheet. HSR believes that this increase in size will enable it to obtain better access to capital at a lower cost. HSR's size should also result in it being exposed to a greater number of business opportunities, and may allow it to better compete in capturing these opportunities.

REASONS FOR THE MERGER -- TIDE WEST

     The Tide West Board believes that the terms of the Merger are fair to, and in the best interests of, Tide West and its stockholders. The Tide West Board has approved, subject to stockholder approval, the Merger Agreement, the Merger and the transactions contemplated thereby and recommends that the holders of Tide West Common Stock vote FOR approval of the Merger and the Merger Agreement at the Tide West Special Meeting.

     The Tide West Board believes that the Merger is desirable for the following reasons: (a) under current market conditions, the Merger offers the best opportunity of maximizing value for Tide West's stockholders; (b) the Merger presents a significant opportunity for diversification and partial liquidation of the investment of Tide West's stockholders by allowing them to receive cash for a portion of their investment and to become stockholders in a larger publicly traded independent oil and gas company whose stock, the Tide West Board believes, has greater upside potential than the Tide West Common Stock; (c) the Merger offers the opportunity to create a combined company with greater financial resources, competitive strength and business opportunities than would be possible for Tide West alone; (d) the Merger is expected to provide Tide West's stockholders with enhanced liquidity with respect to the HSR Common Stock received in the Merger because the number of shares outstanding and the trading volume of the combined company will be significantly larger than the number of shares outstanding and trading volume of the Tide West Common Stock; and (e) the Merger is expected to provide Tide West's stockholders with the opportunity to receive a premium over the market price of their shares of Tide West Common Stock immediately prior to the announcement on February 26, 1996, of the proposed Merger and a premium over the market price of their shares of Tide West

Common Stock immediately prior to the announcement on October 20, 1995, of the intention of the Tide West Board to sell Tide West.

     For the reasons stated above, the Tide West Board determined that the interests of Tide West's stockholders would best be served by pursuing the Merger.

RECOMMENDATION OF THE HSR BOARD

     For the reasons described under "--Reasons for the Merger--HSR," the HSR Board believes that the Merger is in the best interests of the HSR stockholders and that the consideration to be paid to the Tide West stockholders is fair to the HSR stockholders. Accordingly, THE HSR BOARD RECOMMENDS THAT THE STOCKHOLDERS OF HSR VOTE FOR THE ISSUANCE OF UP TO 7,161,312 SHARES OF HSR COMMON STOCK IN ACCORDANCE WITH THE MERGER AGREEMENT.

     In arriving at its recommendation, the HSR Board considered the following factors without assigning relative weights to any: (a) HSR's internal detailed engineering, geological and financial review and evaluation of Tide West; (b) the diversification objectives of HSR; (c) the exploitation and exploration potential of the Tide West properties and HSR's ability to implement technology-based exploitation and exploration on these properties; (d) the marketing synergies between HSR and Tide West; (e) the concentration of Tide West properties and operational control over such properties; (f) the expected effect on the liquidity of HSR shares and market following of HSR; (g) the likely long term positive effect on the liquidity of HSR Common Stock; (h) the likelihood that for federal tax purposes HSR would not be negatively impacted;
(i) the effect of the issuance of the cash consideration, assumption of debt and issuance of stock on the financial structure and position of HSR; (j) the expected accretive cash flow per share effect on HSR Common Stock; (k) the expected increase in financial resources, competitive strength and business opportunities from the creation of a combined company; (l) the combined effect and synergies between the Merger and the Basin Acquisitions; and (m) the advice of HSR's financial advisor, Lehman Brothers, summarized below, including its opinion that the consideration to be paid for the shares of Tide West Common Stock is fair to HSR from a financial point of view.

     The HSR Board held a telephonic meeting on February 23, 1996, and continuing on February 24, 1996, at which the full HSR Board was present (except that Mr. Hersh was absent from the continuation of the meeting on February 24,
1996), during which the Merger and the Basin Acquisitions were discussed and considered. Because Mr. Hersh is a limited partner in the general partner of NGP, the major stockholder of Tide West, and a director of Tide West, Mr. Hersh elected not to be present during the continuation of the meeting of the HSR Board on February 24, 1996, at which the Merger and the Basin Acquisitions were further discussed and considered and, accordingly, did not vote on any matter. All voting members of the HSR Board voted in favor of the Merger and in favor of recommending that the stockholders of HSR approve the issuance of additional shares of HSR Common Stock to consummate the Merger. Prior to voting, the HSR Board considered the matters discussed under "-- Reasons for the Merger -- HSR" and "-- Interests of Certain Persons in the Merger."

OPINIONS OF THE HSR FINANCIAL ADVISORS

     HSR engaged Lehman Brothers and Prudential Securities to act as financial advisors in connection with the Merger and to render their opinions as to the fairness, from a financial point of view, to HSR of the consideration to be paid by HSR in the Merger.

     On February 24, 1996, in connection with the evaluation of the Merger Agreement and the transactions contemplated by the HSR Board, Lehman Brothers delivered its oral opinion, which opinion was subsequently confirmed in writing, that, as of such date and subject to certain assumptions, factors and limitations as described below, the consideration to be paid by HSR for the Tide West Common Stock in the Merger was fair, from a financial point of view, to HSR. Each of the HSR Financial Advisors has provided its written opinion dated March 26, 1996. A copy of each of the opinions of the HSR Financial Advisors dated the date of this Joint Proxy Statement/Prospectus (the "Opinions"), which set forth assumptions made, procedures followed, matters considered and limitations on the review by the HSR Financial Advisors in rendering the

Opinions, are attached as Annex C and Annex D to this Joint Proxy Statement/Prospectus and are incorporated herein by reference. The summary of the Opinions set forth in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such Opinions attached as Annex C and Annex D hereto. The March 26, 1996 opinions of the HSR Financial Advisors are substantially identical to the Opinions. STOCKHOLDERS OF HSR ARE URGED TO READ CAREFULLY THE OPINIONS IN THEIR ENTIRETY.

     No limitations were imposed by HSR on the scope of the investigation or the procedures to be followed by the HSR Financial Advisors in rendering the Opinions. The HSR Financial Advisors were not requested to and did not make any recommendation to the HSR Board as to the form or amount of the consideration to be paid for the Tide West Common Stock in the Merger, which was determined through arm's-length negotiations between HSR and Tide West. In arriving at the Opinions, the HSR Financial Advisors did not ascribe a specific range of values to Tide West, but made a determination as to the fairness, from a financial point of view, to HSR of the consideration to be paid to the stockholders of Tide West on the basis of the financial and comparative analyses summarized below. The Opinions are for the use and benefit of the HSR Board in connection with its consideration of the Merger and do not constitute a recommendation to any stockholder of HSR as to how such stockholder should vote at the HSR Special Meeting with respect to the issuance of HSR Common Stock pursuant to the Merger Agreement. The HSR Financial Advisors were not requested to opine as to, and the Opinions do not in any manner address, HSR's underlying business decision to proceed with or effect the Merger.

     In arriving at the Opinions, the HSR Financial Advisors reviewed and analyzed: (i) the Merger Agreement and the specific terms of the Merger; (ii) publicly available information concerning HSR and Tide West which the HSR Financial Advisors believed to be relevant to their inquiry; (iii) financial and operating information with respect to the business, operations and prospects (including financial projections) of HSR and Tide West furnished to the HSR Financial Advisors by HSR and Tide West; (iv) the trading histories of the HSR Common Stock and the Tide West Common Stock from January 1, 1994 to March 26, 1996 and a comparison of the trading histories with those of other companies which the HSR Financial Advisors deemed relevant; (v) certain reserve and reserve production estimates for Tide West prepared by Tide West and partially audited by Netherland, Sewell and Associates, Inc. ("Netherland, Sewell"); (vi) certain reserve and reserve production estimates for HSR prepared by HSR; (vii) a comparison of the historical financial results and present financial condition of HSR and Tide West with those of other companies that the HSR Financial Advisors deemed relevant; and (viii) comparison of the financial terms of the Merger with the terms of certain other recent transactions which the HSR Financial Advisors deemed relevant. In addition, the HSR Financial Advisors had discussions with the managements of HSR and Tide West concerning their respective businesses, operations, assets, financial condition and prospects (including financial projections) and undertook such other studies, analyses and investigations as the HSR Financial Advisors deemed appropriate.

     In arriving at the Opinions, the HSR Financial Advisors assumed and relied upon the accuracy and completeness of the financial and other information used by them in arriving at the Opinions without assuming any responsibility for independent verification of such information and further relied upon the assurances of the managements of HSR and Tide West that they were not aware of any facts that would make such information inaccurate or misleading. With respect to the financial forecasts of HSR and Tide West provided to the HSR Financial Advisors by the managements of HSR and Tide West, respectively, upon advice of HSR the HSR Financial Advisors assumed that such forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of HSR and Tide West, as the case may be, as to the future financial performance of HSR and Tide West and that HSR and Tide West will perform substantially in accordance with such forecasts with respect to the gas and oil reserve estimates and future natural gas and oil production volumes for HSR and Tide West. With HSR's consent, the HSR Financial Advisors relied upon partial reserve audits performed by Netherland, Sewell, Tide West's independent reserve engineer. In arriving at their Opinions, the HSR Financial Advisors did not conduct a physical inspection of the properties and facilities of HSR and Tide West and did not make or obtain any other evaluations or appraisals of the assets or liabilities of HSR or Tide West. The Opinions were necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of the date of their Opinions.

     In connection with its presentation to the HSR Board on February 24, 1996, and in advising the HSR Board of its opinion, Lehman Brothers, and in the case of Prudential Securities with respect to its advising the HSR Board of its opinion, performed a variety of financial and comparative analyses, as summarized below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, an opinion is not readily susceptible to summary description. Furthermore, in arriving at the Opinions, the HSR Financial Advisors did not attribute any particular weight to any analysis and factor considered by the HSR Financial Advisors, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, the HSR Financial Advisors believe that their analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the Opinions. In their analyses, the HSR Financial Advisors made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of HSR and Tide West. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses may actually be sold.

     PURCHASE PRICE ANALYSIS AND STOCK PRICE PERFORMANCE. The HSR Financial Advisors performed an analysis of the Merger which indicated an implied purchase price pursuant to terms of the Merger for each share of Tide West Common Stock of $15.36, based on an exchange ratio of .6295 shares of HSR Common Stock per share of Tide West Common Stock, a $10.50 per share price for HSR Common Stock and cash consideration of $8.75 per share of Tide West Common Stock. The HSR Financial Advisors analysis indicated that the pro forma ownership percentage of holders of Tide West Common Stock of the pro forma combined company would be approximately 34% following the Merger. The HSR Financial Advisors also examined the trading history of the Tide West Common Stock and the HSR Common Stock in terms of both price and volume during the period from January 1, 1994 through March 26, 1996.

     DISCOUNTED CASH FLOW ANALYSIS OF TIDE WEST. Using a discounted cash flow analysis, the HSR Financial Advisors estimated the present value of the future cash flows that Tide West could be expected to generate from January 1, 1996 and beyond. This analysis was performed using three cases which employed different assumptions as to projected production volumes and oil and gas price forecasts.

     In Case I, reserve reports prepared by Tide West, approximately 80% of which were audited by Netherland, Sewell at January 1, 1995 and July 1, 1995 (containing both proved and probable reserve estimates), were used to project future oil and gas production volumes. Additional reserve reports for property acquisitions made subsequent to July 1, 1995 were also prepared by Tide West and used to project future production volumes. Such Case I reserve forecast is herein defined as the "Tide West Reserve Assessment." Projected production volumes were risked by reserve category. The natural gas price forecast was based on Lehman Brothers research projections for spot market sales and on a standard heating value of 1000 British Thermal Units per cubic feet of gas. Adjustments were made to the natural gas price forecast to reflect transportation charges and quality differentials. Lehman Brothers research forecast for gas prices per Mcf for the years 1996 through 2000 were $2.35, $2.05, $1.90, $1.85 and $2.10, respectively, and were assumed to escalate at 2% per year thereafter. The oil price forecast were based on Lehman Brothers research projections for West Texas Intermediate ("WTI") equivalent crude oil on the spot market and were then adjusted for transportation and quality differentials. For the years 1996 through 2000, WTI oil prices per barrel were assumed to be $16.75, $16.75, $17.09, $17.43 and $17.78, respectively, and were assumed to escalate at 2% per year thereafter. The gas and oil price forecast used in Case I are herein defined as the "Lehman Price Deck."

     In Case II, reserve reports prepared by HSR, defined as the "HSR Reserve Assessment," based on due diligence by HSR on Tide West, including review of the Tide West reserve reports and the Netherland, Sewell reserve audit, were used to project future natural gas and oil production volumes. The natural gas price forecast was based on NYMEX quotes for future delivery of natural gas at Henry Hub, Louisiana. Such natural gas price forecasts per Mcf for the years 1996 through 2000 were $2.16, $1.95, $1.96, $1.99 and $2.03, respectively, and were assumed to escalate at 2% per year thereafter. The WTI oil price forecast per barrel for the years 1996 and 1997 was $16.75 and was assumed to escalate at 2% per year thereafter. Adjustments were made to the natural gas and oil price forecasts to reflect transportation and quality differentials. The gas and oil price projections used in Case II are herein defined as the "HSR Price Deck."

     In Case III, future natural gas and oil projections were based on the HSR Reserve Assessment. Natural gas and oil price projections were based on the Lehman Price Deck.

     In Cases I, II and III, operating expenses necessary to lift and produce the estimated reserves were assumed to increase at 2% per year. The cash flows were discounted at 10% and 12%, which in the judgment of the HSR Financial Advisors represents the appropriate discount rates for small and medium sized exploration and production companies for valuing oil and gas properties.

     By discounting the projected cash flows generated by Tide West, adding assessed value for other assets, deducting the present value of estimated general and administrative expenses and deducting net liabilities, the HSR Financial Advisors arrived at a net asset reference value range per share for Tide West at $19.03 to $21.59 in Case I, $13.12 to $15.36 in Case II and $13.31 to $15.46 in Case III. In each case, per share amounts were determined using
9.79 million shares outstanding.

     ANALYSIS OF SELECTED PUBLICLY TRADED COMPARABLE COMPANIES. Using publicly available information, the HSR Financial Advisors compared selected financial data of Tide West with similar data of selected publicly-traded companies engaged in the businesses considered by the HSR Financial Advisors to be comparable to those of HSR and Tide West. Specifically, the HSR Financial Advisors included in their review Barrett Resources Corporation, Cabot Oil and Gas Corporation, Cross Timbers Oil Co., Devon Energy Corporation, DLB Oil and Gas Inc., Hugoton Energy Corporation, Louis Dreyfus Natural Gas Corp., Parker and Parsley Petroleum Co., United Meridian Corp. and Vintage Petroleum, Inc. These companies were deemed by the HSR Financial Advisors to be the most comparable to Tide West. An analysis of the ratio of total market capitalization (defined as market value of equity plus debt and preferred stock less available cash) at March 20, 1996 to estimated 1995 earnings before interest, taxes, depreciation, depletion, amortization and exploration expense (defined as EBITDE) yielded a multiple range of 4.7 times to 12.8 times, a mean value of 8.8 times and a median value of 8.9 times. The ratio of total market capitalization at March 20, 1996 to estimated 1996 EBITDE yielded a multiple range of 2.4 times to 8.0 times, a mean value of 5.9 times, and a median value of 6.0 times. Using an HSR stock price of $10.50 per share, Tide West's implied total market capitalization to estimated 1995 and 1996 EBITDE ratios would be 7.8 times and
5.2 times, respectively. An analysis of the ratio of equity market value at March 20, 1996 to estimated 1995 after-tax, after-leverage cash flow, from operations before changes in working capital (defined as CFFO) yielded a multiple range of 3.8 times to 10.7 times, a mean value of 7.3 times and a median value of 6.8 times. The ratio of equity market value at March 20, 1996 to estimated 1996 CFFO yielded a multiple range of 2.8 times to 7.5 times, a mean value of 4.8 times and a median value of 4.3 times. Using an HSR stock price of $10.50 per share, Tide West's implied equity market value to estimated 1995 and 1996 CFFO ratios would be 7.3 times and 5.2 times, respectively.

     Because of the inherent differences between the businesses, operations and prospects of Tide West and the businesses, operations and prospects of the companies included in the comparable group, the HSR Financial Advisors believed that a purely quantitative comparable company analysis would not be particularly meaningful in the context of the Merger. The HSR Financial Advisors believed that an appropriate use of a comparable company analysis in this instance would involve qualitative judgments concerning differences between the financial and operating characteristics of Tide West and the companies in the comparable group that would affect the public trading values of HSR, Tide West and such other companies.

     ANALYSES OF SELECTED COMPARABLE TRANSACTIONS. The HSR Financial Advisors reviewed the prices paid, to the extent publicly available, of selected acquisition transactions which involved certain oil and gas companies similar to Tide West's operations which took place between June 1993 and February 1996. Transactions reviewed by the HSR Financial Advisors include Enron Capital & Trade Corporation/Coda Energy Company, National Energy Group/Alexander Energy Corporation, Apache Corporation/Hadson Energy Resources, Tom Brown Inc./Presidio, Barrett Resources Corporation/Plains Petroleum Company and Cabot Oil & Gas/Washington Energy Resources, (the "Comparable Transactions"). The HSR Financial Advisors reviewed the multiples paid in the Comparable Transactions based on the total consideration for each of the transactions to, among other things, such acquired companies' respective proved reserves. In particular, the HSR Financial Advisors calculated offer values expressed in terms of dollars per thousand cubic feet equivalent of proved reserves ("$/mcfe"). The calculations yielded a range of offer values per thousand cubic feet of gas equivalent of $0.45/mcfe to $1.21/mcfe calculated on a 6 to 1 gas to oil basis. Using an HSR stock price of $10.50 per share and the Tide West Reserve Assessment, the implied value expressed in terms of $/Mcfe was $0.63. Using the HSR Reserve Assessment, the implied value in terms of $/Mcfe was $0.83.

     Because the market conditions, rationale and circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the businesses, operations and prospects of Tide West and the acquired businesses analyzed, the HSR Financial Advisors believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis, and accordingly, also made qualitative judgments concerning differences between the characteristics of these transactions and the Merger that would affect the acquisition values of Tide West and such acquired companies.

     PRO FORMA MERGER ANALYSIS. The HSR Financial Advisors analyzed certain pro forma effects which could result from the Merger. In connection with such analyses, the HSR Financial Advisors reviewed the projections provided by the management of Tide West with respect to the future financial performance of Tide West for the years 1995, 1996 and 1997, and, after discussing such projections with the managements of Tide West and HSR, made certain adjustments. In addition, the HSR Financial Advisors utilized the HSR Price Deck for oil and gas price forecasts and used the HSR Reserve Assessment of Tide West for projected production volumes. The HSR Financial Advisors then developed their own analysis of the pro forma effects of the Merger, after considering certain information that they deemed relevant. This analysis indicated that the CFFO per share of the combined company would be accretive to HSR (both with and without the Basin Acquisitions) in all three years and the pro forma earnings per share (both with and without the Basin Transactions) would be accretive in all three years. For the purposes of such analysis, the HSR Financial Advisors defined CFFO per share as (i) net income to common stock plus depletion, depreciation, amortization and exploration expenses plus deferred taxes and other non-cash charges, but not including changes in working capital, divided by (ii) the pro forma shares outstanding.

     Lehman Brothers and Prudential Securities are internationally recognized investment banking firms engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and for other purposes. HSR selected Lehman Brothers and Prudential Securities to act as its financial advisors in connection with the Merger because of their reputation and substantial experience in transactions similar to the Merger.

     In connection with Lehman Brothers' services as financial advisor to HSR, HSR has agreed to pay Lehman Brothers as compensation for its services a fee which is contingent upon the consummation of the Merger, in the amount of 0.6% of the value of the aggregate consideration to be paid by HSR in the Merger including the assumption of net liabilities, which fee is estimated to be
approximately $     million. HSR has also agreed to reimburse Lehman Brothers
for certain reasonable out-of-pocket expenses incurred in connection with the Merger (including reasonable fees and expenses of its legal counsel) and to indemnify Lehman Brothers and certain related persons against certain liabilities and expenses in connection with the Merger, including certain liabilities under the federal securities laws.

     In connection with Prudential Securities' services as financial advisor to HSR, HSR has agreed to pay Prudential Securities as compensation for its services a fee which is contingent upon the consummation of the Merger, in the amount of 0.4% of the value of the aggregate consideration to be paid by HSR in the Merger including the assumption of net liabilities, which fee is estimated
to be approximately $     million. HSR has also agreed to reimburse Prudential
Securities for certain reasonable out-of-pocket expenses incurred in connection with the Merger (including reasonable fees and expenses of its legal counsel) and to indemnify Prudential Securities and certain related persons against certain liabilities and expenses in connection with the Merger, including certain liabilities under the federal securities laws.

     Lehman Brothers has acted as underwriter of HSR debt and equity securities in the past. In the ordinary course of business, the HSR Financial Advisors actively trade the securities of Tide West and HSR for their own accounts and for the accounts of their customers and, accordingly, either Lehman Brothers or Prudential Securities may at any time hold a long or short position in such securities.

RECOMMENDATION OF THE TIDE WEST BOARD

     For the reasons described under "-- Reasons for the Merger -- Tide West," the Tide West Board believes that the Merger is in the best interests of the Tide West stockholders and that the consideration to be received in the Merger by the Tide West stockholders is fair to the Tide West stockholders. Accordingly, THE TIDE WEST BOARD RECOMMENDS THAT THE STOCKHOLDERS OF TIDE WEST VOTE FOR THE APPROVAL OF THE MERGER AND THE MERGER AGREEMENT.

     In arriving at its recommendation, the Tide West Board considered the following factors without assigning relative weights to any: (a) Tide West's strategic alternatives, including remaining a separate company; (b) the terms and conditions of the proposed Merger, including the consideration to be received by the Tide West stockholders; (c) the financial condition, results of operations, business, market position, prospects and strategic objectives of HSR; (d) the strength of HSR's management organization; (e) the likelihood that, for federal income tax purposes, no gain or loss will be recognized by Tide West stockholders with respect to the HSR Common Stock received in exchange for their Tide West Common Stock; (f) the fairness opinion of Merrill Lynch discussed below; (g) the fact that receiving the proposal from HSR was the result of a lengthy and thorough process that included a number of other companies, several of which made proposals, all of which were considered by the Tide West Board to be less favorable to the Tide West stockholders than the HSR proposal; (h) the fact that the terms and conditions of the proposed Merger were the result of arms' length negotiations between HSR and the Tide West Board; (i) the fact that the terms and conditions of the proposed Merger were acceptable to Tide West's largest stockholder, who has the greatest financial interest in maximizing the benefit to the Tide West stockholders; (j) the likelihood that the Tide West stockholders will receive a premium over the market price of their shares of Tide West Common Stock immediately prior to the announcement of the proposed Merger and a premium over the market price of their shares of Tide West Common Stock immediately prior to the announcement on October 20, 1995, of the intention of the Tide West Board to sell Tide West; and (k) the Tide West Board's conclusion that the terms of the Merger Agreement would not preclude another bidder from offering to pay a higher price for Tide West.

     All members of the Tide West Board (other than Mr. Hersh, who was informed of the meeting but declined to participate because of his position as a director of HSR) were present at the special meeting held on February 24, 1996, at which the Tide West Board approved the Merger, authorized Tide West to enter into the Merger Agreement and determined to recommend that the stockholders of Tide West vote in favor of the approval of the Merger and the Merger Agreement. At that special meeting, all directors present voted in favor of such matters. Prior to voting, the Tide West Board considered the matters discussed under "-- Reasons for the Merger -- Tide West" and "-- Interests of Certain Persons in the Merger."

OPINION OF THE TIDE WEST FINANCIAL ADVISOR

     At the special meeting of the Tide West Board held on February 24, 1996, to consider entering into the Merger Agreement, Merrill Lynch delivered its oral opinion (subsequently confirmed in writing) dated February 24, 1996, that, as of such date, the consideration to be received by the holders of the Tide West Common Stock was fair to such holders, taken as a whole, from a financial point of view. Merrill Lynch has confirmed its written opinion dated February 24, 1996, in an opinion dated the date of this Joint Proxy Statement/Prospectus. A copy of the opinion of Merrill Lynch dated the date of this Joint Proxy Statement/Prospectus, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex B to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. The summary of the opinion of Merrill Lynch set forth in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion attached as Annex B hereto. The February 24, 1996, opinion is substantially identical to the opinion attached as Annex B hereto. STOCKHOLDERS OF TIDE WEST ARE URGED TO READ CAREFULLY THE MERRILL LYNCH OPINION IN ITS ENTIRETY.

     Merrill Lynch's opinion is directed only to the fairness from a financial point of view of the consideration to be received by the holders of Tide West Common Stock and does not constitute a recommendation to any stockholder as to how such stockholder should vote at the Tide West Special Meeting. The consideration to be received by the holders of the Tide West Common Stock was determined through negotiations between Tide West and HSR and was unanimously approved by the Tide West Board (except for Mr. Hersh, who did not participate). Merrill Lynch provided advice during the course of such negotiations, but did not make a recommendation with respect to the amount of the consideration to be received by the holders of the Tide West Common Stock.

     In arriving at its opinion dated the date of this Joint Proxy Statement/Prospectus, Merrill Lynch, among other things: (i) reviewed Tide West's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended December 31, 1994; Tide West's Forms 8-K dated November 20, 1992, and December 15, 1993; Tide West's Forms 10-Q and the related unaudited financial information for the quarterly periods ended March 31, 1995, June 30, 1995, and September 30, 1995; and Tide West's unaudited financial information for the year ended December 31, 1995; (ii) reviewed HSR's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended December 31, 1994; HSR's Forms 8-K dated July 9, 1992, and August 13, 1993; HSR's Forms 10-Q and the related unaudited financial information for the quarterly periods ended March 31, 1995, June 30, 1995, and September 30, 1995; and HSR's unaudited financial information for the year ended December 31, 1995;
(iii) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of Tide West and HSR, furnished to Merrill Lynch by Tide West and HSR, respectively; (iv) reviewed certain reserve and reserve production estimates for Tide West prepared by Tide West and audited at January 1, 1995, and July 1, 1995, by Netherland, Sewell and discussed such reserve and reserve production estimates with Tide West and Netherland, Sewell; (v) reviewed certain reserve and reserve production estimates for December 31, 1995, for HSR prepared by HSR and audited by Williamson Petroleum Consultants, Inc. ("Williamson") and discussed such reserve and reserve production estimates with HSR; (vi) reviewed certain reserve and reserve production estimates for December 31, 1995, relating to the Basin Acquisitions, prepared by Basin and audited by Netherland, Sewell and discussed such reserve and reserve production estimates with HSR; (vii) conducted discussions with members of senior management of Tide West and HSR concerning their respective businesses and prospects; (viii) reviewed the historical market prices and trading activity for the Tide West Common Stock and the HSR Common Stock and compared them with that of certain publicly traded companies which Merrill Lynch deemed to be reasonably similar to Tide West and HSR, respectively; (ix) compared the published reserve information, results of operations and similar financial information of Tide West and HSR with that of certain companies which Merrill Lynch deemed to be reasonably similar to Tide West and HSR, respectively; (x) compared the proposed financial terms of the transactions contemplated by the Merger Agreement with the financial terms of certain other mergers and acquisitions which Merrill Lynch deemed to be relevant; (xi) considered the pro forma effect of the Merger on HSR's capitalization ratios and earnings and cash flow with and without the effect of the Basin Acquisitions; (xii) reviewed the Merger Agreement; (xiii) reviewed the NGP Voting Agreement and the Smith Voting Agreement; (xiv) reviewed the Registration Rights Agreement; (xv) reviewed a draft of the Asset Purchase and Sale Agreement relating to the Basin Acquisitions dated February 23, 1996; and
(xvi) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

     In preparing its opinion, Merrill Lynch relied on the accuracy and completeness of all information supplied or otherwise made available to it by Tide West and HSR, and Merrill Lynch did not independently verify such information or undertake an independent appraisal of the assets or liabilities of Tide West or HSR or certain assets of Basin. With respect to the reserve related information furnished by Tide West and HSR, Merrill Lynch assumed that they were reasonably prepared and reflected the best currently available estimates and judgment of the managements of Tide West and HSR as to the reserves of Tide West or HSR, as the case may be. With respect to the financial forecasts furnished by Tide West and HSR, Merrill Lynch assumed that they were reasonably prepared and reflected the best currently available estimates and judgment of Tide

West's or HSR's management as to the expected future financial performance of Tide West and HSR, as the case may be.

     Merrill Lynch's opinion was based upon market, economic, financial and other conditions as they existed and could be evaluated as of the date of such opinion.

     In developing its opinion, Merrill Lynch relied heavily on Tide West as to certain accounting aspects of the Merger and, as provided in the Merger Agreement, Merrill Lynch also assumed that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

     The following is a brief summary of the analyses performed by Merrill Lynch in connection with its opinion dated February 24, 1996, which it discussed with the Tide West Board at its meeting held on February 24, 1996. In connection with its opinion dated as of the date of this Joint Proxy Statement/Prospectus, Merrill Lynch performed certain procedures, including each of the financial analyses described below, to update its analyses made in connection with the delivery of its opinion dated February 24, 1996, and reviewed with the managements of Tide West and HSR the financial information on which such analyses were based and other factors, including the current financial results of such companies and the future prospects for such companies.

     DISCOUNTED CASH FLOW ANALYSIS OF TIDE WEST. Using a discounted cash flow analysis, Merrill Lynch calculated the present value of the after-tax future cash flows that Tide West could be expected to generate from January 1, 1996, and beyond based upon (a) reserve reports prepared by Tide West, of which approximately 80% of the proved reserves were audited by Netherland, Sewell at January 1, 1995, and July 1, 1995 (containing proved, probable and possible reserve estimates and the production profile relating to such reserves), and (b) Merrill Lynch's oil and gas price forecasts under two distinct pricing scenarios, Case I and Case II.

     The natural gas price forecasts were based on forecasts for spot market sales and on a standard heating value of 1,000 British Thermal Units per cubic foot of gas. Adjustments were made to the natural gas price forecasts to reflect transportation charges and quality differentials. In Case I, gas prices per Mcf for the years 1996 to 2000 were assumed to be $1.90, $1.90, $1.90, $2.00 and $2.10, respectively, and were assumed to escalate at 4% per annum thereafter. In Case II, gas prices per Mcf for the years 1996 to 2000 were assumed to be $2.00, $2.05, $2.10, $2.20 and $2.30, respectively, and were assumed to escalate at 6% per annum thereafter. In both pricing scenarios, the unadjusted natural gas price was capped at $5.00 per Mcf in the later years.

     The oil price forecasts were based on WTI equivalent crude oil on the spot market and were then adjusted for the transportation and quality of Tide West's crude oil. In Case I, unadjusted WTI oil prices per barrel for the years 1996 to 2000 were assumed to be $17.00, $18.00, $19.00, $20.00 and $21.00, respectively, and were assumed to escalate at 4% per annum thereafter. In Case II, unadjusted WTI oil prices per barrel for the years 1996 to 2000 were assumed to be $17.50, $19.00, $21.00, $22.00 and $23.00, respectively, and were assumed to escalate at 6% per annum thereafter. In both pricing scenarios, the unadjusted oil price was capped at $50.00 per barrel in the later years.

     Operating expenses and maintenance capital expenditures, necessary to lift and produce the proved, probable and possible reserves estimated in the engineering reports, were assumed to increase at a rate of 4% per annum. The after-tax cash flows were discounted at rates from 10% to 15% for proved developed reserves, from 12.5% to 17.5% for proved undeveloped reserves, from 12.5% to 15% for Horizon Gas Partners, L.P. ("Horizon") reserves (Tide West's net interest in Horizon is approximately 93.7%), from 15% to 20% for probable reserves and from 20% to 30% for possible reserves.

     By discounting all the after-tax cash flows generated by Tide West's proved, probable and possible reserves as of January 1, 1996, adding assessed value for undeveloped acreage and other assets (including the Horizon reserves) and deducting estimated net long-term debt and working capital, Merrill Lynch arrived at a net asset reference value range per share for Tide West of $11.97 to $16.06 in Case I and $14.52 to $19.64 in Case II. In each case, per share amounts were determined using 9.79 million shares outstanding.

     DISCOUNTED CASH FLOW ANALYSIS OF HSR. Using a discounted cash flow analysis, Merrill Lynch calculated the present value of the after-tax future cash flows that HSR could be expected to generate from January 1, 1996, and beyond based upon (a) reserve reports prepared by HSR and audited annually by Williamson (containing proved reserve estimates for HSR and the production profiles relating to such reserves); (b) reserve reports prepared by Basin and audited annually by Netherland, Sewell (containing proved reserve estimates for Basin and the production profiles relating to such reserves); and (c) Merrill Lynch's oil and gas price forecasts under the same two pricing scenarios that were applied to Tide West's reserves, Case I and Case II. The after-tax cash flows for HSR and Basin proved reserves were discounted at rates of 10% and 12.5%.

     By discounting all the after-tax cash flows generated by HSR's and Basin's proved reserves as of January 1, 1996, assessing the value of HSR's and Basin's probable reserve base at 10% of the proved reserves, assessing the value of Basin's tax credits at 70% of the discounted tax credit at 10%, assessing the acreage and upside potential of HSR's undeveloped acreage at $25 to $30 per acre and assessing the value of other assets as estimated by HSR at 1.0 to 1.5 times book value, Merrill Lynch arrived at a total asset reference value range for HSR, with and without the Basin Acquisitions. After deducting estimated net long-term debt and working capital ($413 million with the Basin Acquisitions and $288 million without the Basin Acquisitions), Merrill Lynch arrived at a net asset reference value range per share for HSR with the Basin Acquisitions of $3.04 to $8.21 per share in Case I and $7.86 to $14.26 in Case II. Without the Basin Acquisitions, the net asset reference value range per share for HSR was $5.93 to $9.63 in Case I and $9.09 to $13.56 in Case II. In each case, per share amounts were determined based on 11.4 million shares outstanding.

     ANALYSIS OF SELECTED COMPARABLE ACQUISITION TRANSACTIONS. Merrill Lynch reviewed publicly available information on certain acquisitions which involved Mid-Continent oil and gas properties similar to Tide West's operations and consideration in excess of $100 million and which took place between June 1993 and February 1996. Merrill Lynch considered the following oil and gas acquisitions: Enron Capital & Trade Corporation/Coda Energy Company, National Energy Group/Alexander Energy Corporation, Apache Corporation/Aquila Energy Corporation, Amoco Corporation/Santa Fe Minerals Corporation (Mid-Continent properties), Barrett Resources Corporation/Plains Petroleum Company and Samson Energy Corporation/Grace Petroleum Corporation.

     Merrill Lynch reviewed publicly available information on certain acquisitions which involved Rocky Mountain region oil and gas properties similar to HSR's operations and consideration in excess of $50 million and which took place between June 1993 and February 1996. Merrill Lynch considered the following oil and gas acquisitions: Devon Energy Corporation/Unocal Corporation, Citation Oil & Gas Corporation/Apache Corporation, Tom Brown, Inc./Presidio Oil Company, Cabot Oil & Gas Corporation/Washington Energy Resources Corporation, and United Meridian Corporation/Norfolk Holdings, Inc.

     Merrill Lynch examined multiples based on the total consideration for each of the transactions to, among other things, such acquired companies' respective proved reserves. In particular, Merrill Lynch calculated offer value expressed in terms of dollars per Mcfe of proved reserves. The comparable Mid-Continent oil and gas transactions had a range of offer values of $.62/Mcfe to $1.38/Mcfe calculated on a 6 Mcf to 1 barrel basis, and $.57/Mcfe to $1.19/Mcfe calculated on a 10 Mcf to 1 barrel basis. The comparable Rocky Mountain oil and gas transactions had a range of offer values of $.50/Mcfe to $.86/Mcfe (6:1 basis) and $.43/Mcfe to $.72/Mcfe (10:1 basis). Merrill Lynch then calculated the aggregate and per share (assuming 9.79 million shares of Tide West Common Stock and 11.4 million shares of HSR Common Stock) imputed equity values for Tide West and HSR by applying Tide West's and HSR's proved reserves to the multiples derived from its analysis of the comparable acquisition transactions. These imputed equity values for Tide West ranged from $111.9 million, or $11.45 per share, to $151.9 million, or $15.55 per share. The imputed equity values for HSR with the Basin Acquisitions ranged from $96.6 million, or $8.47 per share, to $171.6 million, or $15.05 per share. No acquisition analysis was done for HSR without the Basin Acquisitions.

     No company utilized in the comparable acquisition transaction analyses was identical to Tide West or HSR. Accordingly, an analysis of the results of the foregoing is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable acquired companies and other factors, such as total consideration paid in relation to a company's reserves, total oil and gas reserves, reserve life index and location of the reserves acquired, that could affect the acquisition value of such companies, Tide West and HSR.

     ANALYSIS OF SELECTED PUBLICLY TRADED COMPARABLE COMPANIES. Merrill Lynch compared selected historical stock, operating and financial ratios for Tide West and HSR to the corresponding data and ratios of the following publicly traded companies: Barrett Resources Corporation, Basin Exploration, Inc., Cabot Oil & Gas Corporation, Cross Timbers Oil Company, Devon Energy Corporation, Hugoton Energy Corporation, Louis Dreyfus Natural Gas Corporation, Nuevo Energy Company and Seagull Energy Corporation. An analysis of the ratio of adjusted market capitalization (defined as market value of equity plus debt and preferred stock less available cash) at February 6, 1996, to 1995 estimated pre-tax, pre-leverage cash flow (defined as EBITDE or Earnings Before Interest, Taxes, Depreciation, Depletion, Exploration Expense and Amortization) yielded a multiple range of 4.9 times to 14.1 times, a mean value of 8.0 times and a median value of 6.5 times. The application of Tide West's adjusted market capitalization to EBITDE multiple as a low end limit and the comparable company median ratio of 6.5 times as the upper end limit to Tide West's 1995 estimated EBITDE, less net long-term debt and working capital, yielded a net asset reference value range per share of $12.99 to $16.57 for Tide West (assuming 9.79 million shares outstanding) and $6.28 to $12.86 for HSR (assuming 11.4 million shares outstanding) with the Basin Acquisitions. No trading company analysis was done for HSR without the Basin Acquisitions.

     No company utilized in the above comparable companies analyses is identical to either Tide West or HSR. Accordingly, an analysis of the results of the foregoing is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies or company to which they are being compared.

     PRO FORMA MERGER CONSEQUENCES ANALYSIS. Merrill Lynch analyzed certain pro forma effects which could result from the Merger. In connection with such analyses, Merrill Lynch reviewed the projections provided by members of management of Tide West with respect to the future financial performance of Tide West for the years 1995, 1996 and 1997, and, after discussing such projections with members of management of Tide West, made certain adjustments. In addition, Merrill Lynch utilized its own oil and gas price forecasts and made certain adjustments to projected capital expenditures. Merrill Lynch then developed its own analysis of the pro forma effects of the Merger, after considering publicly available information that it deemed relevant. This analysis indicated that the discretionary cash flow per share of the combined company would be accretive to HSR (including the Basin Acquisitions) in all three years by 2.6%, 21.1% and 24.9%, respectively, although the pro forma earnings per share would be dilutive in all three years. For the purposes of such analysis, Merrill Lynch defined discretionary cash flow per share as (i) net income to common stock plus depletion, depreciation, amortization and exploration expenses, plus deferred taxes and other non-cash charges, but not including changes in working capital, divided by (ii) the pro forma shares outstanding.

     Merrill Lynch reviewed certain pro forma effects which could result from the Merger. Merrill Lynch calculated the net asset reference value range per share for the combination of HSR and Tide West, with and without the Basin Acquisitions. With the Basin Acquisitions the net asset reference value range per share was $3.70 to $9.34 in Case I and $8.26 to $15.27 in Case II. Without the Basin Acquisitions, the range per share was $5.58 to $10.26 in Case I and $9.06 to $14.81 in Case II. With the Basin Acquisitions, the acquisition analysis' net asset reference value range per share was $6.95 to $13.50 and the trading analysis' range per share was $6.38 to $12.65.

     The summary set forth above does not purport to be a complete description of the analyses conducted by Merrill Lynch or Merrill Lynch's presentation to the Tide West Board. Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses, could create an incomplete view of the process underlying its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In performing its analyses, Merrill Lynch made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Tide West or HSR. Any estimates contained in the analyses performed by Merrill Lynch are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of the business do not purport to be appraisals or to reflect the prices at which businesses may actually be sold. Because such estimates are inherently subject to uncertainty, neither Tide West, HSR, Merrill Lynch nor any other person assumes responsibility for their accuracy.

     Merrill Lynch is an internationally recognized investment banking firm engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and for other purposes. Tide West selected Merrill Lynch to act as its financial advisor in connection with the Merger because of its international reputation and its substantial experience in transactions similar to the Merger.

     In connection with Merrill Lynch's services as financial advisor to Tide West, Tide West has agreed to pay Merrill Lynch, as compensation for its services, a fee in an amount equal to 1% of the value of the aggregate consideration to be received by Tide West Stockholders in the Merger and the amount of Tide West indebtedness, which fee is estimated to be approximately
$     million (treating the date of this Joint Proxy Statement/Prospectus as the
Closing Date). Tide West has also agreed to reimburse Merrill Lynch for certain reasonable out-of-pocket expenses incurred in connection with the Merger (including reasonable fees and expenses of its legal counsel) and to indemnify Merrill Lynch and certain related persons against certain liabilities and expenses in connection with the Merger, including certain liabilities under the federal securities laws.

     In the ordinary course of Merrill Lynch's business, it may actively trade the securities of Tide West and HSR for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

EFFECTS OF THE MERGER

  CONVERSION OF TIDE WEST COMMON STOCK AND OTHER SECURITIES

     Tide West Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, but subject to the treatment of fractional shares and other adjustments, each share of Tide West Common Stock that is issued and outstanding immediately prior to the Effective Time (other than shares of Tide West Common Stock held by Dissenting Stockholders) will be converted into the right to receive (a) shares of HSR Common Stock, with each such share of Tide West Common Stock being converted into the fraction of a share of HSR Common Stock equal to the Conversion Number, and (b) cash in the amount of the Cash Consideration. The Conversion Number is defined as .6295, but is subject to adjustment upon the occurrence of certain events as described below. The Cash Consideration is $8.75 less 3% of the amount by which the Market Price exceeds $10.50, subject to adjustment upon the occurrence of certain events as described below. The Closing Date will be the first business day following the day on which both the Tide West Special Meeting and the HSR Special Meeting have been held (or such later date as is agreed upon by HSR and Tide West). See "The Merger Agreement and Related
Agreements -- Adjustments to the Conversion Number and Cash Consideration."

     Each such share of Tide West Common Stock, when so converted, will automatically be cancelled and retired, will cease to exist and will no longer be outstanding, and the holder of any certificate representing any such shares will cease to have any rights with respect thereto, except the right to receive the shares of HSR Common Stock to be issued in exchange therefor and the Cash Consideration (along with any cash in lieu of a fractional share of HSR Common Stock and any unpaid dividends and distributions with respect to such shares of HSR Common Stock, both as discussed below), without interest, upon the surrender of such certificate in accordance with the terms of the Merger Agreement.

     Tide West Treasury Stock. At the Effective Time, by virtue of the Merger, all shares of Tide West Common Stock that are held as treasury stock shall be cancelled and retired and shall cease to exist, and no shares of HSR Common Stock, Cash Consideration or other consideration shall be paid or payable in exchange therefor.

     Tide West Stock Options. As of the date of this Joint Proxy Statement/Prospectus, Tide West has outstanding options to acquire approximately 937,840 shares of Tide West Common Stock (the "Tide West Stock Options"). The Tide West Stock Options have previously been granted to employees of Tide West pursuant to Tide West's existing stock option plan. Each Tide West Stock Option shall be or become fully vested prior to the Effective Time and, at the option of the holder thereof, either (a) shall be exercised immediately prior to the Effective Time; or (b) at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, shall be cancelled and converted into the right to receive, for each share of Tide West Common Stock with respect to which such Tide West Stock Option is exercisable, cash in an amount equal to the amount by which the Merger Consideration exceeds the per share exercise price of such Tide West Stock Option. Merger Consideration is the sum of (i) the Cash Consideration and (ii) the product of the Conversion Number and the Market Price. The amounts so determined shall be paid to the holders of the Tide West Stock Options not later than three business days after the Effective Time.

     Tide West Warrants. As of the date of this Joint Proxy Statement/Prospectus, Tide West had outstanding (a) approximately 2,796,600 common stock warrants, each entitling the holder to purchase one-tenth of one share of Tide West Common Stock for an exercise price of $3.00 (the "Tide West Common Stock Warrants"), and (b) 140,000 unit warrants, each entitling the holder to purchase two-tenths of one share of Tide West Common Stock and two Tide West Common Stock Warrants for a total exercise price of $5.10 (the "Tide West Unit Warrants" and, together with the Tide West Common Stock Warrants, the "Tide West Warrants"). The Tide West Warrants were issued by Tide West in connection with a public issuance of Tide West Common Stock in 1991 and terminate on June 21, 1996.

     All Tide West Warrants will remain outstanding following the Effective Time and, at the Effective Time, without any action on the part of Tide West or any holder thereof, will be assumed by HSR. Following such assumption, each Tide West Warrant will be exercisable on the same terms and conditions as applied immediately prior to the Effective Time, except as follows: (a) each Tide West Common Stock Warrant will be exercisable for that number of shares of HSR Common Stock and the amount of Cash Consideration into which the number of shares of Tide West Common Stock subject to such Tide West Common Stock Warrant immediately prior to the Effective Time would have been converted had they been issued and outstanding immediately prior to the Effective Time; and (b) each Tide West Unit Warrant will be exercisable for (i) that number of shares of HSR Common Stock and the amount of Cash Consideration into which the number of shares of Tide West Common Stock subject to such Tide West Unit Warrant immediately prior to the Effective Time would have been converted if they had been issued and outstanding immediately prior to the Effective Time plus (ii) two Tide West Common Stock Warrants (with each such Tide West Common Stock Warrant being exercisable as described in clause (a) above). The exercise price of the Tide West Warrants is substantially greater than the current market price of the shares of Tide West Common Stock into which they are exercisable.

     Net Operating Loss Carryforward. At December 31, 1995, Tide West had net operating loss ("NOL") carryforwards totaling $3.4 million, which will expire during the years 2004 through 2006. These NOLs will be available to the combined company after the Merger, subject to the limitations described herein. Under
Section 382 of the Code, the taxable income of Merger Sub, by virtue of succeeding to the assets and liabilities of Tide West, will be offset by pre-ownership change NOL carryforwards subject to an annual limitation (the "382 Limitation") that applies when an "ownership change" occurs. Consistent with administrative positions of the IRS, HSR and Tide West intend to take the position that, upon the execution of the Merger Agreement, an ownership change occurred for purposes of Section 382. As a result of this ownership change, the total amount of Tide West's NOL carryforwards will not be affected, but a 382 Limitation will be calculated equal to the value of the Tide West Common Stock immediately before the ownership change multiplied by the "long-term tax exempt rate," as such term is defined in Section 382 of the Code, subject to adjustment for certain built-in gains of Tide West. If it is determined that an ownership change occurred on a different date, the 382 Limitation might be materially higher or lower. Additionally, due to a prior ownership change, these losses are currently subject to a 382 Limitation of $816,000 annually, subject to adjustment for certain built-in gains.

     To the extent the 382 Limitation exceeds the federal taxable income of the post-merger company for a given year, the 382 Limitation for the subsequent year will be increased by such excess. NOL carryforwards of Tide West will be disallowed entirely if certain continuity of business enterprise requirements are not met. It is expected these requirements will be met. The effect of the 382 Limitation may be to defer the use of Tide West's existing NOL carryforwards. There can be no assurance that the combined company will be able to use the Tide West NOL carryforwards in full before their expiration.

     Consummation of the Merger in 1996 will result in a closing of Tide West's 1996 taxable year on the effective date of the Merger and would accelerate the expiration period of the NOL carryforwards by one year. Tide West has no capital loss carryforwards at the end of Tide West's first taxable year ending after December 31, 1994, whether or not the Merger is consummated.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Tide West Board with respect to the Merger Agreement, the stockholders of Tide West should be aware that certain members of Tide West's management and certain members of the Tide West Board have certain interests in the Merger separate from the interests of the Tide West stockholders generally. These separate interests are summarized below.

     ADDITIONAL HSR DIRECTOR FOLLOWING THE MERGER. Immediately subsequent to the Effective Time, for so long as NGP owns at least 50% of the shares of HSR Common Stock acquired by NGP in the Merger, NGP will be entitled to designate one person to be a member of the HSR Board (the "NGP Designee"). HSR will have the right to approve any individual named as the NGP Designee, which approval will not be unreasonably withheld. Immediately subsequent to the Effective Time, HSR is required to take such action as is required under its certificate of incorporation and bylaws to increase the size of the HSR Board by one and will elect, or will cause to be elected, the NGP Designee to fill the vacancy so created.

     VOTING AGREEMENTS. HSR and NGP have entered into the NGP Voting Agreement pursuant to which NGP has agreed, among other things, (i) to vote the 4,550,000 shares of Tide West Common Stock owned by it in favor of the Merger (and has granted a proxy to HSR in connection therewith), (ii) not to sell any shares of HSR Common Stock that it receives in the Merger for a period of one year subsequent to the Merger and (iii) not to sell, transfer or otherwise encumber any shares of Tide West Common Stock subject to the NGP Voting Agreement for the term of such Voting Agreement.

     HSR and Smith have entered into the Smith Voting Agreement pursuant to which Smith has agreed, among other things, (i) to vote 344,000 shares of Tide West Common Stock owned by him in favor of the Merger (and has granted a proxy to HSR in connection therewith), (ii) not to sell his shares of HSR Common Stock received in the Merger for a period of one year subsequent to the consummation of the Merger and (iii) not to sell, transfer or otherwise encumber any shares of Tide West Common Stock subject to the Smith Voting Agreement for the term of such Voting Agreement.

     The foregoing description of the NGP Voting Agreement and Smith Voting Agreement is subject to the provisions of such agreements which are included as exhibits to, or incorporated by reference in, the Registration Statement of which this Joint Proxy Statement/Prospectus is a part. See "Incorporation of Documents by Reference" and "The Merger Agreement and Related
Agreements -- Voting Agreements." The Tide West Board approved the Voting Agreements for purposes of Section 203 of the Delaware Act.

     INDEMNIFICATION. HSR has agreed that, for a period of not less than one year following the Effective Time, it will cause the Director and Officer Liability Insurance coverage of Tide West to continue in effect. HSR has agreed that, from and after the consummation of the Merger, it will indemnify each person who is, has been at any time prior to the date of the Merger Agreement, or becomes prior to the Effective Date, an officer or director of Tide West to the extent such officers and directors are currently entitled to indemnity from Tide West, subject to certain exceptions.

     TREATMENT OF TIDE WEST EMPLOYEES. After the Effective Time, HSR may, in its sole discretion, offer employment to, or cause the Surviving Corporation to offer to continue the employment of, certain employees of Tide West (the "Retained Employees"). HSR has agreed to provide the Retained Employees with the same benefits that accrue to employees of HSR and its subsidiaries. In addition, for a period of 12 months following the Effective Time, HSR has agreed to, or to cause the Surviving Corporation to, either (a) maintain the effectiveness of the Tide West employee benefit plans for the benefit of the Retained Employees or
(b) provide the Retained Employees with the rights and benefits of HSR's employee benefit plans. With respect to employees of Tide West who are not Retained Employees, HSR has agreed, for a period of 18 months following the Effective Time, either (a) to maintain the Tide West health benefit plans for the benefit of such persons, or (b) to provide such persons with the rights and benefits of HSR's employee health benefit plans; provided, that HSR is not required to pay the premiums for coverage under such plans for any such persons, except to the extent provided in any severance agreement agreed to by Tide West and HSR. In addition, HSR has agreed that the present employees of Tide West will be credited for their service with Tide West and its predecessor entities for purposes of determining eligibility and vesting in any employee benefit plans provided by HSR, that their benefits under HSR's medical benefits plan will not be subject to any exclusions for any pre-existing conditions and that credit will be received for any deductibles or out-of-pocket amounts previously paid. HSR has agreed to, or to cause the Surviving Corporation to, fulfill all coverage continuation obligations imposed by Section 4980B of the Code and
Section 601 of the Employee Retirement Income Security Act of 1974, as amended, for those employees of Tide West or its subsidiaries who are not Retained Employees.

     COMPLETION BONUSES. At the time the Tide West Board determined and publicly announced that Tide West would be sold, the Tide West Board decided, and it was announced to the employees of Tide West, that Tide West would pay to each Tide West employee, who is still employed by Tide West at the Closing Date, a completion bonus, payable immediately prior to the Closing Date (whether or not the employee retains employment with the Surviving Corporation), in order to provide such employees with an incentive to remain in the employ of Tide West and to help prepare Tide West for sale. The amounts of such bonuses are, in the case of certain employees, measured in part by the Market Price. The Tide West Board also decided, for similar reasons, to pay to NGP (which acts as a financial advisor to Tide West) a fixed completion bonus. The aggregate amount of such completion bonuses (a) treating the date of this Joint Proxy
Statement/Prospectus as the Closing Date, would be approximately $          ,
and (b) treating February 26, 1996 (the date of the public announcement of the execution of the Merger Agreement), as the Closing Date, would be approximately $2,784,000.

     REGISTRATION RIGHTS AGREEMENT. HSR has agreed with NGP, Tide West's largest stockholder (three representatives of which are members of the Tide West Board), to prepare and file, under certain prescribed conditions, a registration statement under the Securities Act covering the shares of HSR Common Stock that NGP receives in the Merger. Such registration will relieve NGP from certain restrictions to which it would otherwise be subject with respect to resales of such HSR Common Stock. See "-- Restrictions on Resales by Affiliates of Tide West" and "The Merger Agreement and Related Agreements -- Registration Rights Agreement."

     INTERESTS OF NGP AND KENNETH A. HERSH. NGP is Tide West's largest stockholder having ownership of approximately 46.49% of the outstanding Tide West Common Stock as of February 25, 1996. Three representatives of NGP are current members of the Tide West Board, including Mr. Hersh, a limited partner in the general partner of NGP, who has been a director of Tide West since 1992 and a director of HSR since 1990. Mr. Hersh currently holds 1,000 shares of HSR Common Stock. In connection with certain loans made by NGP and/or its affiliates to HSR in 1990 and 1991, HSR issued NGP warrants which are currently exerciseable for an aggregate of 740,262 shares of HSR Common Stock at per share exercise prices ranging from $6.67 to $9.00.

     On October 21, 1993, HSR issued to Kenneth A. Hersh an option to purchase 7,500 shares of HSR Common Stock (the "Hersh Option") pursuant to HSR's 1993 Directors' Stock Option Plan (the "HSR Directors' Option Plan"). Pursuant to an Assignment of Option Agreement, dated October 21, 1993, between Mr. Hersh and NGP (the "Assignment of Option"), Mr. Hersh assigned the Hersh Option to NGP for no consideration. In connection with this assignment, HSR has granted NGP rights to have the shares of HSR Common Stock issuable upon exercise of the Hersh Option registered under the Securities Act. Currently,

4,500 shares of HSR Common Stock are exercisable pursuant to the Hersh Option and the remaining 3,000 shares will vest ratably over a four year period from the date of the grant.

     Mr. Hersh is also entitled to receive a vested option to purchase 1,500 shares of HSR Common Stock as of February 1996 (the "Additional Option"). Mr. Hersh has indicated that he will assign the Additional Option to NGP once it is formally issued.

ACCOUNTING TREATMENT

     The Merger will be accounted for as a purchase in accordance with generally accepted accounting principles. The purchase method requires that the cost of the acquisition (i.e., cash, stock and net liabilities assumed), plus deferred taxes related thereto, be allocated among the assets and liabilities acquired based upon their fair value. The purchase method, when applied to oil and gas exploration and production companies, prohibits the allocation of the purchase price to goodwill. This practice tends to overstate the amounts allocated to oil and gas properties when intangibles of value are among the attributes considered in determining the price to be paid. In considering the amount to be paid for Tide West Common Stock, HSR recognized several intangible assets to which purchase price cannot currently be allocated.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  GENERAL

     This section is a summary of the material federal income tax consequences which are expected to result from the Merger. It is impracticable to comment on all aspects of federal, state, local and foreign laws that may affect the tax consequences of the transactions contemplated hereby as they relate to the particular circumstances of each stockholder or potential stockholder. Therefore, the federal income tax discussion set forth below applies only to holders of shares of Tide West Common Stock who hold such shares as capital assets and, to the extent applicable, to the stockholders of HSR who hold shares of HSR Common Stock as capital assets. The federal income tax consequences to any particular stockholder may be affected by matters not discussed below. For example, certain types of holders (including foreign persons, life insurance companies, tax exempt organizations and taxpayers who may be subject to the alternative minimum tax) may be subject to special rules not addressed herein. Furthermore, the discussion may not be applicable with respect to shares received pursuant to the exercise of employee stock options or otherwise as compensation.

     This summary is based on the current provisions of the Code, existing and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to changes that may or may not be applied retroactively. Many provisions of the Code which have been recently enacted or amended have not been interpreted by the courts or the IRS.

     Conner & Winters, A Professional Corporation, counsel for Tide West, will deliver before the Effective Time an opinion to the effect that the description of the federal income tax consequences to holders of Tide West Common Stock contained under the headings "Summary -- Certain Federal Income Tax Consequences" and "Special Factors -- Certain Federal Income Tax Consequences" correctly sets forth the material Federal income tax consequences for such holders (other than the discussion concerning a transaction pursuant to Section 351 of the Code). Such opinion is based upon, among other things, certain representations made by Tide West and representation letters provided by Tide West to counsel containing customary statements relating to planned dispositions of shares of HSR Common Stock by the holders of Tide West Common Stock. Based upon such representation letters, which will be confirmed by Tide West prior to the closing of the Merger, it is the opinion of Conner & Winters that the Merger will be treated for Federal income tax purposes as a reorganization described in
Section 368(a) of the Code. It is a condition to the obligations of Tide West and HSR to consummate the Merger that such opinion shall not have been withdrawn prior to the Closing Date.

     No ruling has been requested from the IRS with respect to any of the matters discussed herein; thus, no assurance can be provided that the statements set forth herein (which do not bind the IRS or the courts) will not be challenged by the IRS or would be sustained by a court if so challenged.

     THE DISCUSSION SET FORTH BELOW ADDRESSES THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF GENERAL APPLICABILITY WHICH ARE EXPECTED TO RESULT FROM THE MERGER. STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE THE TAX CONSEQUENCES OF THE MERGER AND THE ACQUISITION, HOLDING AND DISPOSITION OF THE SECURITIES OFFERED HEREBY, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS WITH RESPECT TO THEIR OWN PARTICULAR CIRCUMSTANCES.

     The Merger should be treated as a reorganization within the meaning of
Section 368(a)(1)(A) of the Code by virtue of the application of Section 368(a)(2)(D) of the Code.

     Generally, if the Merger constitutes a reorganization within the meaning of
Section 368(a) of the Code, Tide West stockholders receiving both HSR Common Stock and cash will be required to recognize the amount of gain realized in the Merger, if any, but only to the extent of the amount of cash received (excluding, for purposes of this paragraph, cash received in lieu of fractional shares, which is discussed below). For this purpose, the gain realized in the Merger will be the value of the HSR Common Stock plus the amount of cash received pursuant to the Merger, over such stockholder's collective basis in the shares of Tide West Common Stock cancelled in the Merger. Such stockholder will take a basis in the HSR Common Stock received pursuant to the Merger equal to such stockholder's collective basis in the shares of Tide West Common Stock cancelled in the Merger, plus the amount of gain recognized in the overall transaction, less the amount of cash received. Solely for purposes of determining the character of the gain recognized, each Tide West stockholder will be deemed to have received solely HSR Common Stock, followed by a redemption of a number of shares of HSR Common Stock equal (in value) to the amount of the cash consideration received in the Merger. The character of the gain recognized in the transaction will depend upon each Tide West stockholder's personal situation. A Tide West stockholder that does not own HSR Common Stock before the transaction will generally recognize capital gain.

     EACH TIDE WEST STOCKHOLDER IS ENCOURAGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE AMOUNT AND CHARACTER OF THE GAIN, IF ANY, THAT MAY BE RECOGNIZED AS A RESULT OF THE MERGER.

     Any holder of Tide West Common Stock that was received pursuant to the exercise of an employee stock option immediately before the Effective Time may realize different tax results in the Merger. Each such holder of Tide West Common Stock is encouraged to consult his or her own tax advisor regarding the amount and character of the income recognized, if any, from the acquisition of such stock and the subsequent exchange of that stock for HSR Common Stock.

     Each holder of Tide West Stock Warrants who receives cash for such warrants will recognize gain to the extent the amount of cash received in exchange for such warrants exceeds the holder's basis in the warrants.

     If the Merger fails to qualify as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code, Tide West will be treated as if it had sold all of its assets to Merger Sub for an amount equal to the fair market value, as of the Effective Time, of the HSR Common Stock received plus the amount of total cash (including the cash received in lieu of fractional shares) in a taxable transaction and will recognize gain or loss upon such deemed sale. Further, if the Merger fails to qualify as a reorganization, Merger Sub may be treated as having sold the HSR Common Stock delivered in the Merger and, therefore, may be treated as having recognized taxable gain in an amount equal to the fair market value of the HSR Common Stock so delivered. In addition, if the Merger fails to qualify as a reorganization, the Merger will be fully taxable to the Tide West stockholders. In such event, a Tide West stockholder will recognize capital gain or loss on the receipt of HSR Common Stock pursuant to the Merger. The measure of such gain or loss will be equal to the difference between such Tide West stockholder's adjusted tax basis in such holder's shares of Tide West Common Stock and the value of the consideration received therefor (i.e., the value of the HSR Common Stock plus the amount of cash, if any). The gain or loss recognized will be considered long-term capital gain or loss if such Tide West stockholder held the shares of Tide West Common Stock cancelled in the Merger for more than one year. Otherwise the gain will be considered short-term capital gain. A Tide West stockholder will take a fair market value basis in any HSR Common Stock received pursuant to the Merger, and the holding period for such HSR Common Stock will begin on the day following the Merger.

     If the Merger is restructured as a "Horizontal Double Dummy" ("HDD") transaction pursuant to Section 351 of the Code, the tax results to Tide West stockholders and HSR stockholders could differ. If the transaction is restructured as an HDD, each HSR stockholder will be deemed to have exchanged its HSR Common Stock for Newco Common Stock (as defined herein). Generally, each HSR stockholder will recognize no gain or loss on the exchange. Each HSR stockholder will take a basis and holding period in the Newco Common Stock equal to the basis and holding period of each stockholder in its HSR Common Stock.

     If the transaction is restructured as an HDD, each Tide West stockholder will be deemed to have exchanged its Tide West Common Stock for Newco Common Stock and cash. Each Tide West stockholder will recognize the amount of gain, but not loss, realized in the transaction to the extent of the amount of total cash received (including the amount of cash received in lieu of fractional shares). For this purpose, the amount of gain realized in the HDD transaction to a Tide West stockholder is the amount of the consideration received (i.e., the value of the Newco Common Stock plus the amount of total cash received pursuant to the transaction, over such Tide West stockholder's collective basis in the shares of Tide West Common Stock cancelled in the transaction). The character of such gain will be long-term capital gain if such Tide West stockholder held its Tide West Common Stock for more than one year. Otherwise the gain will be considered short-term capital gain. Each Tide West stockholder will take a basis in its Newco Common Stock equal to the aggregate basis in the Tide West Common Stock it held plus the amount of gain recognized in the transaction, less the amount of cash received. See "The Merger Agreement and Related Agreements -- Terms of the Merger Agreement -- Restructuring of the Merger."

  RECEIPT OF CASH IN LIEU OF FRACTIONAL SHARES

     Unless the transaction is treated as an HDD transaction, Tide West stockholders receiving cash in lieu of fractional shares of HSR Common Stock will be treated as receiving such cash in redemption of such fractional shares. For federal income tax purposes a Tide West stockholder is treated as if it had received the actual fractional share of HSR Common Stock followed by a redemption of that fractional share by HSR. Generally, a Tide West stockholder will recognize gain or loss in respect of such redemption measured by the difference between such stockholder's basis in the fractional share surrendered and the amount of cash received.

  BACKUP WITHHOLDING

     Federal income tax law requires that a holder of Tide West Common Stock provide the Exchange Agent with its correct taxpayer identification number, which is, in the case of a Tide West stockholder who is an individual, his or her social security number, or, in the alternative, establish a basis for exemption from backup withholding. Exempt holders (including, among others, corporations and certain foreign individuals) are not subject to the backup withholding and reporting requirements. If the correct taxpayer identification number or an adequate basis for exemption is not provided, a Tide West stockholder will be subject to withholding of 31% of the cash received in connection with the Merger.

     To prevent backup withholding, each Tide West stockholder must complete the Substitute Form W-9 which will be provided by the Exchange Agent with the Transmittal Letter and certify under penalties of perjury (a) that the taxpayer identification number provided is correct (or that such Tide West stockholder is awaiting a taxpayer identification number) and (b) that the Tide West stockholder is not subject to backup withholding because (i) such Tide West stockholder is exempt from backup withholding, (ii) the Tide West stockholder has not been notified by the IRS that such Tide West stockholder is subject to backup withholding as a result of the failure to report all interest or dividends or (iii) the IRS has notified such Tide West stockholder that it is no longer subject to backup withholding. The Substitute Form W-9 should be completed, signed, and returned to the Exchange Agent. In order for a foreign individual to qualify as an exempt recipient, such Tide West stockholder must submit a statement, signed under penalties of perjury, attesting to that individual's exempt status. Such statements can be obtained from the Exchange Agent.

REGULATORY FILINGS

     Under the Antitrust Act, and the rules promulgated thereunder by the FTC, the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division and specified waiting period requirements have been satisfied. HSR and Tide West filed notification and report forms under the Antitrust Act with the FTC and the
Antitrust Division on             , 1996. On             , 1996, the FTC
notified HSR and Tide West that early termination of the Antitrust Act waiting period had been granted.

     At any time before or after consummation of the Merger, and notwithstanding that early termination of the Antitrust Act waiting period has been granted, the FTC or the Antitrust Division or any state could take such action under the federal or state antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the Merger or seeking divestiture of Tide West or the business of HSR or Tide West. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

     Based on information available to them, HSR and Tide West believe that the Merger can be effected in compliance with federal and state antitrust laws. However, there can be no assurance that a challenge to the consummation of the Merger on antitrust grounds will not be made or that, if such a challenge were made, HSR and Tide West would prevail or would not be required to accept certain conditions possibly including certain divestitures in order to consummate the Merger. See "The Merger Agreement and Related Agreements -- Terms of the Merger Agreement -- Certain Covenants and Agreements" and "-- Conditions to Consummation of the Merger."

RESTRICTIONS ON RESALES BY AFFILIATES OF TIDE WEST

     The shares of HSR Common Stock to be issued in the Merger have been registered under the Securities Act and, when so issued, will be freely transferable, except by persons who are deemed to be "affiliates" of Tide West (as that term is defined in Rule 144 under the Securities Act). Affiliates of Tide West will be subject to certain restrictions imposed by Rule 145 under the Securities Act on their ability to resell any of the shares of HSR Common Stock they receive in the Merger. Generally, those restrictions prohibit an affiliate of Tide West from selling, within two years following the consummation of the Merger, any of the shares of HSR Common Stock that such affiliate receives in the Merger other than, within any three-month period, a number of shares that does not exceed the greater of (a) 1% of the total number of shares of HSR Common Stock then outstanding or (b) the average weekly trading volume of the HSR Common Stock over a specified four-week period. An affiliate of Tide West will be relieved from those resale restrictions if sales of the shares of HSR Common Stock it receives in the Merger are registered under the Securities Act.

     The Merger Agreement provides that, within 30 days prior to the consummation of the Merger, Tide West will prepare and deliver to HSR a list identifying all persons who, at the time of the Tide West Special Meeting, may be deemed to be "affiliates" of Tide West (as that term is defined in Rule 144 under the Securities Act). Tide West is then required to use its best efforts to cause each of such persons to execute and deliver to HSR a written agreement acknowledging the applicability of the Rule 145 resale restrictions. HSR's obligation to consummate the Merger is conditioned on its receipt of such an agreement from each affiliate of Tide West.

     As of the date of this Joint Proxy Statement/Prospectus, NGP, which owns approximately 46% of the outstanding shares of Tide West Common Stock, and the directors and executive officers of Tide West are the only persons known to Tide West to be "affiliates" of Tide West (as that term is defined in Rule 144 under the Securities Act). Each of such persons has indicated an intention to execute the written agreement referred to above. NGP and HSR have entered into an agreement relating to the registration under the Securities Act of the sale of shares of HSR Common Stock that NGP receives in the Merger. Such registration, which is to become effective on or before the first anniversary of the Closing Date, will relieve NGP of the resale restrictions imposed by Rule 145 with respect to sales of HSR Common Stock so registered. See "The Merger Agreement and Related Agreements -- Registration Rights Agreement."

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

LISTING ON THE NEW YORK STOCK EXCHANGE

     HSR Common Stock is currently listed for trading on the NYSE and it is anticipated that such stock will continue to be traded thereon immediately following consummation of the Merger. The HSR Common Stock to be issued as consideration in the Merger has been approved for listing on the NYSE subject to official notice of issuance and the requisite approval of the proposals described in this Joint Proxy Statement/ Prospectus by the stockholders of Tide West and HSR.

APPRAISAL RIGHTS

     The following is a summary of the rights of holders of Tide West Common Stock seeking appraisal under Section 262 of the Delaware Act ("Section 262").
Section 262 is reprinted in its entirety as Annex E to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. Holders of HSR Common Stock will not have any statutory appraisal rights under the Delaware Act in connection with, or as a result of, the matters to be acted upon at the HSR Special Meeting.

     ELIGIBLE STOCKHOLDERS. Under Section 262, holders of shares of Tide West Common Stock ("Shares") may demand an appraisal of the fair value of their Shares and payment of cash in lieu of accepting the shares of HSR Common Stock issuable to them in connection with the Merger. All references in Section 262 and this summary thereof to a "stockholder" or "Dissenting Stockholder" are to the record holder of the Shares as to which appraisal rights are asserted. A person having a beneficial interest in Shares that are held of record in the name of another person, such as a broker or nominee, and who desires to exercise appraisal rights, must act promptly to cause the record holder to follow properly the steps summarized below in a timely manner to perfect the appraisal rights the beneficial owner may have.

     EXERCISING PROCEDURES. Tide West must notify each Tide West stockholder, not less than 20 days prior to the Tide West Special Meeting, that appraisal rights are available and must provide each Tide West stockholder with a copy of
Section 262. This Joint Proxy Statement/Prospectus constitutes such notice. Stockholders of record who desire to exercise their appraisal rights must: (a) hold Shares on the date of making a demand for appraisal; (b) continuously hold Shares through the Effective Time; (c) deliver, prior to the Tide West Special Meeting, a written demand for appraisal to Tide West at 6666 South Sheridan, Suite 250, Tulsa, Oklahoma 74133-1750, Attention: Secretary; and (d) otherwise satisfy all of the following conditions. A request for appraisal rights need not be made with respect to all Shares owned by a stockholder where such stockholder holds shares of record as nominee for the beneficial owner thereof. It is not clear, however, and the Delaware courts have not decided the question of whether a single beneficial owner must request appraisal rights with regard to all Shares owned by such stockholder in order to preserve appraisal rights or whether an individual stockholder can seek an appraisal as to part, but not all, of his or her holdings in all contexts. Although a stockholder must not have voted in favor of the Merger, Section 262 does not require that a stockholder vote against the Merger in order to preserve his or her appraisal rights. Voting against the Merger, granting a proxy to vote against the Merger, abstaining from voting or failing to vote, however, will not constitute a written demand for appraisal. Within 10 days after the Effective Time, the Surviving Corporation is required to notify each Dissenting Stockholder who has complied with Section 262, and has not voted in favor of or consented to the Merger, that the Merger has become effective.

     Within 120 days after the Effective Time, the Surviving Corporation, or any stockholder who has satisfied the foregoing conditions and is otherwise entitled to appraisal rights under Section 262, may file a petition in the Delaware Chancery Court demanding a determination of the value of the Shares. Merger Sub does not intend to file a petition or initiate any negotiations with respect to the fair value of these Shares. Accordingly, stockholders of Tide West who wish to exercise appraisal rights should regard it as their obligation to initiate all necessary action with respect to the perfection of their appraisal rights within the time periods prescribed in Section 262. Notwithstanding the foregoing, at any time within 60 days after the Effective Time or at any time thereafter with written approval of the Surviving Corporation, any Dissenting Stockholder has the right to withdraw its demand for appraisal and may accept the terms offered pursuant to the Merger Agreement.

     Only a holder of record of Shares is entitled to assert appraisal rights for Shares registered in that holder's name. The demand should be executed by or for the holder of record, fully and correctly, as the holder's name appears on the holder's stock certificate. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as authorized agent for the record owner.

     A record holder, such as a broker, who holds Shares as nominee for the beneficial owner thereof may exercise the holder's right of appraisal with respect to such Shares. If such record holder holds Shares as nominee for more than one beneficial owner, it may exercise the holder's right of appraisal with respect to the Shares held for all or less than all of those beneficial owners. In that case, the written demand should set forth the number of Shares covered by it. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares outstanding in the name of the applicable record owner.

     Within 120 days after the Effective Time, any Dissenting Stockholder who has complied with the requirements for exercise of appraisal rights, as discussed above, is entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not voted in favor of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of those Shares. This statement must be mailed to such Dissenting Stockholder within 10 days after the written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

     A Dissenting Stockholder will fail to perfect, and will effectively lose its right to appraisal, if no petition for appraisal is filed within 120 days after the Effective Time, or if such stockholder delivers to HSR a written withdrawal of its demand for an appraisal within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation. If any Dissenting Stockholder fails to perfect or effectively withdraws or loses its right to appraisal, the Shares of that holder will be converted into the right to receive shares of HSR Common Stock and Cash Consideration in accordance with the terms of the Merger Agreement, without any interest thereon. Furthermore, no appraisal proceeding in the Delaware Chancery Court will be dismissed as to any stockholder without the approval of the Court, which approval may be conditioned upon such terms that the Court deems just.

     FAIR VALUE DETERMINATION. If a petition for appraisal is timely filed, at a hearing on the petition, the Delaware Chancery Court will determine the Dissenting Stockholders entitled to appraisal rights and will appraise the Shares owned by those stockholders, determining the Shares' "fair value" exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. The judicial determination of the "fair value" of the Shares is required to be based on all relevant factors involving the value of a company, including market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the Merger which throw any light on future prospects of the merged corporation. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. In Weinberger, the Delaware Supreme Court held that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." The presiding Court shall direct payment of the fair value of the Shares by the Surviving Corporation to the stockholders entitled thereto, and such Court may direct that the interest paid be simple or compound. Tide West stockholders considering exercising their dissenters' rights of appraisal should bear in mind that the fair value of their Shares determined under Section 262 could be more than, the same as or less than the value of the shares of HSR Common Stock they would receive if they did not seek appraisal of their shares.

     COSTS. The cost of the appraisal proceeding may be determined by the Delaware Chancery Court and taxed against the parties as such Court deems equitable in the circumstances. Upon application of a Dissenting Stockholder, the Delaware Chancery Court may order all or a portion of the expenses incurred by

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

any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all Shares entitled to appraisal. Thus, the Delaware Chancery Court has the ability to ensure that all Dissenting Stockholders who benefit from the appraisal action share the expenses.

     VOTING RIGHTS; DIVIDENDS, ETC. Any Dissenting Stockholder who has duly demanded appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote the Shares subject to such demand for any purpose or to receive payment of dividends or other distributions on such Shares, except for dividends or distributions payable to stockholders of record at a date prior to the Effective Time.

     Dissenters who elect to receive cash for their Tide West Common Stock may be subject to federal and/or state income tax on any gain resulting from the transaction. See "-- Certain Federal Income Tax Consequences."

     THE PROVISIONS OF SECTION 262 ARE TECHNICAL IN NATURE AND COMPLEX. IT IS SUGGESTED THAT ANY STOCKHOLDER WHO DESIRES TO DISSENT CONSULT INDEPENDENT LEGAL COUNSEL BECAUSE FAILURE TO COMPLY STRICTLY WITH THE PROVISIONS OF SECTION 262 MAY PRECLUDE THE EXERCISE OF APPRAISAL RIGHTS.

                  THE MERGER AGREEMENT AND RELATED AGREEMENTS

     The following is a brief summary of the material provisions of the Merger Agreement, a copy of which is included in this Joint Proxy Statement/Prospectus as Annex A, and other related agreements. The following discussion is qualified in its entirety by reference to the Merger Agreement.

THE MERGER

     The Merger Agreement provides that, subject to the terms and conditions thereof, at the Effective Time, Tide West will be merged with and into Merger Sub, and the separate corporate existence of Tide West will thereupon cease. Merger Sub will be the Surviving Corporation in the Merger and will continue to be governed by the Delaware Act, and the separate corporate existence of Merger Sub with all of its rights, privileges, immunities, powers and franchises will continue unaffected by the Merger, except as set forth in the Merger Agreement.

EFFECTIVE TIME OF THE MERGER

     The Merger Agreement provides that the Merger will become effective immediately when a certificate of merger is accepted for filing by the Secretary of State of Delaware or at such time thereafter as is provided in such certificate of merger. It is anticipated that, if the matters described in this Joint Proxy Statement/ Prospectus are adopted and approved at the HSR Special Meeting and at the Tide West Special Meeting and all other conditions to the Merger have been satisfied or waived, the Effective Time will occur on the first business day following the day on which both such meetings have been held (or such later date as is agreed upon by HSR and Tide West).

MANNER AND BASIS OF CONVERTING SHARES

     GENERAL. Immediately after the Effective Time, HSR shall deposit with the Exchange Agent, for the benefit of the holders of shares of Tide West Common Stock and for exchange in accordance with the Merger Agreement, certificates representing the shares of HSR Common Stock to be issued, and funds necessary to pay the Cash Consideration, in exchange for shares of Tide West Common Stock. Such shares of HSR Common Stock, together with any dividends or distributions with respect thereto and such funds, are referred to as the "Exchange Fund."

     As soon as reasonably practicable after the Effective Time, HSR will cause the Exchange Agent to mail to each record holder of Tide West Common Stock as of the Effective Time a Letter of Transmittal to be used to effect the exchange of certificates representing Tide West Common Stock for certificates representing HSR Common Stock and the Cash Consideration, including instructions for using such Letter of Transmittal to effect such exchange. When a holder of Tide West Common Stock surrenders a certificate representing shares of Tide West Common Stock to the Exchange Agent, along with a properly completed and executed Letter of Transmittal and any other required documents, such holder will be entitled to receive a certificate representing the number of whole shares of HSR Common Stock and cash in the amount of the Cash Consideration that such holder has the right to receive as a result of the Merger, along with any cash in lieu of fractional shares of HSR Common Stock to which he would otherwise be entitled and any unpaid dividends and distributions that he has the right to receive. If such holder is an "affiliate" of Tide West (as such term is defined in Rule 144 under the Securities Act), one of the required documents to effect the exchange will be an executed agreement relating to certain resale restrictions (as described under "Special Factors -- Restrictions on Resales by Affiliates of Tide West"), unless previously delivered to HSR. TIDE WEST STOCKHOLDERS SHOULD NOT SURRENDER THEIR STOCK CERTIFICATES UNTIL THE LETTER OF TRANSMITTAL IS RECEIVED AND THEN SHOULD SURRENDER THEIR STOCK CERTIFICATES ONLY ACCOMPANIED BY A PROPERLY COMPLETED AND EXECUTED LETTER OF TRANSMITTAL.

     After the Effective Time, there will be no further registration of transfers on the Surviving Corporation's stock transfer books of the shares of Tide West Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, a certificate representing Tide West Common Stock is presented to the Surviving Corporation or Tide West's transfer agent for any reason, it shall be cancelled and exchanged as described above. If a holder of Tide West Common Stock has transferred ownership of such Tide West

Common Stock but such transfer is not registered in the transfer records of Tide West as of the Effective Time, a certificate representing the appropriate number of shares of HSR Common Stock (along with any cash in lieu of a fractional share and any unpaid dividends and distributions that such holder has the right to receive) may be issued or paid to the transferee if the certificate representing shares of Tide West Common Stock, when presented for exchange, is accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

     TREATMENT OF FRACTIONAL SHARES. No fractional shares of HSR Common Stock will be issued in the Merger. When a holder of Tide West Common Stock surrenders a certificate representing shares of Tide West Common Stock in exchange for a certificate representing shares of HSR Common Stock, such holder will also receive an amount of cash (without interest) determined by multiplying (a) the Market Price by (b) the fraction of a share of HSR Common Stock to which such holder of Tide West Common Stock would otherwise be entitled. HSR will make available to the Exchange Agent, in addition to cash necessary to fund the Cash Consideration, the amount of cash necessary to make such payments.

     DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. No dividends or other distributions with respect to HSR Common Stock issued in the Merger will be paid until the holder of Tide West Common Stock entitled thereto surrenders his Tide West certificate for exchange as described above. Upon such surrender, (a) the surrendering holder will be paid, without interest, the amount of dividends or other distributions (having a record date after the Effective Time but on or prior to surrender and a payment date on or prior to surrender) theretofore paid with respect to the number of whole shares of HSR Common Stock that such holder is entitled to receive (less the amount of any withholding taxes that may be required with respect thereto), and (b) at the appropriate payment date, the surrendering holder will be paid, without interest, the amount of dividends or other distributions (having a record date after the Effective Time but on or prior to surrender and a payment date subsequent to surrender) payable with respect to the number of whole shares of HSR Common Stock that such holder receives (less the amount of any withholding taxes that may be required with respect thereto).

     TERMINATION OF EXCHANGE FUND. Any shares of HSR Common Stock, and any cash, held by the Exchange Agent in accordance with the terms of the Merger Agreement that remain unclaimed by the former stockholders of Tide West one year following the Effective Time will be delivered to HSR upon demand. Thereafter, any former stockholders of Tide West who have not theretofore complied with the exchange procedures set forth in the Merger Agreement may look only to HSR for payment of their claim for HSR Common Stock, the Cash Consideration, any cash in lieu of fractional shares of HSR Common Stock and any dividends or distributions with respect to HSR Common Stock (all without interest). Notwithstanding the above, neither HSR, Tide West, the Surviving Corporation, the Exchange Agent nor any other person will be liable to any former holders of Tide West Common Stock for any amount properly delivered to any public official pursuant to any applicable abandoned property, escheat or similar law. Any amounts remaining unclaimed by former holders of Tide West Common Stock for a period of three years following the Effective Time (or such earlier date immediately prior to the time at which such amounts would otherwise escheat to or become property of any governmental entity) will, to the extent permitted by applicable law, become the property of HSR, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

     NO INTEREST. No interest will be payable under any circumstances by HSR, the Exchange Agent or any other person with respect to any shares of HSR Common Stock, the Cash Consideration, any cash in lieu of fractional shares or any cash in payment of unpaid dividends or distributions.

     LOST, STOLEN OR DESTROYED TIDE WEST CERTIFICATES. If any certificate representing shares of Tide West Common Stock has been lost, stolen or destroyed, the Exchange Agent will nevertheless issue in exchange therefor the shares of HSR Common Stock and the Cash Consideration (along with any cash in lieu of fractional shares and any unpaid dividends or distributions) deliverable with respect thereto, so long as the person claiming that such certificate has been lost, stolen or destroyed makes an affidavit of that fact and, if required by HSR, posts a bond in such reasonable amount as HSR may direct as indemnity against any claim that may be subsequently made against HSR with respect to such lost, stolen or destroyed certificate.

TERMS OF THE MERGER AGREEMENT

  REPRESENTATIONS AND WARRANTIES

     In the Merger Agreement, HSR and Tide West have made various representations and warranties relating to, among other things, their respective capital structure, businesses and financial condition, the accuracy of their various filings with the Commission, the satisfaction of certain legal requirements for the Merger and certain litigation matters. The representations and warranties of each of the parties to the Merger Agreement will expire upon consummation of the Merger.

  CERTAIN COVENANTS AND AGREEMENTS

     Conduct of Tide West's Business Pending the Merger. In the Merger Agreement, Tide West agreed with HSR that, from the date of the Merger Agreement until the Effective Time, Tide West will conduct its business only in the ordinary and usual course consistent with past practices. In furtherance thereof, Tide West made a number of specific agreements with respect to the conduct of its business pending the consummation of the Merger. These agreements addressed such matters as: the amendment or modification of its organizational documents; the division, combination or reclassification of any of its outstanding capital stock; the declaration, setting aside or payment of dividends or other distributions with respect to its capital stock; the issuance or sale of its capital stock or other securities; the purchase, cancellation, retirement, redemption or acquisition of its capital stock or other securities; mergers, consolidations or sales of all or substantially all of its assets; its liquidation, winding-up or dissolution; the acquisition of any business entity or any interest therein; the sale, lease, sublease, transfer, disposition or encumbering of certain significant assets; the farming out of certain oil and gas interests; the sale, transfer, disposition or encumbering of certain other securities; the making of material loans, advances, capital contributions or investments; the incurrence of certain indebtedness or other liabilities; the entering into of certain contracts or agreements; its operating practices with respect to certain oil and gas interests; the resignation, transfer or relinquishment of certain rights relating to oil and gas interests; the entering into of employee benefit plans, compensation plans or employee agreements; the payment of bonuses; increases in compensation or other employee benefits; the creation or incurrence of liens or other encumbrances on certain assets; the payment of taxes, assessments or other governmental charges; the payment of all claims; compliance with governmental laws, rules and regulations; the maintenance of insurance; the entering into of contracts, agreements, commitments or arrangements with respect to most of the foregoing; and various other matters related to the operation of Tide West. It is not anticipated that any of such agreements will have a material adverse effect on Tide West's business or financial condition in the event that the Merger is not consummated.

     Conduct of HSR's Business Pending the Merger. In the Merger Agreement, HSR agreed with Tide West that, from the date of the Merger Agreement until the Effective Time, except for transactions disclosed by HSR to Tide West prior to the date of the Merger Agreement, HSR will conduct its business only in the ordinary and usual course consistent with past practices. In furtherance thereof, HSR made a number of specific agreements with respect to the conduct of its business pending the consummation of the Merger. These agreements addressed such matters as: the division, combination or reclassification of any of its outstanding capital stock; the declaration, setting aside or payment of dividends or other distributions with respect to its capital stock other than a dividend of rights to holders of HSR Common Stock in connection with the adoption and implementation of a shareholder rights plan; mergers, consolidations, sales of all or substantially all of its assets; its liquidating, winding-up or dissolution; and the entering into of contracts or agreements with respect to any of the foregoing. It is not anticipated that any of such agreements will have a material adverse effect on HSR's business or financial condition in the event that the Merger is not consummated.

     Access to Assets, Personnel and Information. Each of HSR and Tide West has agreed that, from the date of the Merger Agreement until the consummation of the Merger, it will allow the other party reasonable access to assets, personnel and information in an effort to allow such other party to fully and adequately investigate its properties, business and financial condition. In the case of HSR, such investigation may include an environmental inspection of Tide West's oil and gas properties. As of the date of this Joint Proxy

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

Statement/Prospectus, each party has received the full cooperation of the other party and neither party is aware of any facts or circumstances that would constitute a breach of any representation or warranty contained in the Merger Agreement.

     Stock Exchange Listing. The shares of HSR Common Stock offered hereby have been approved for listing on the NYSE, subject to official notice of issuance and requisite approval of the Merger and the Merger Agreement by the stockholders of Tide West and approval of the issuance of HSR Common Stock in connection with the Merger by the stockholders of HSR.

     Additional Arrangements. Each of HSR and Tide West has agreed to take, or cause to be taken, all action and do, or cause to be done, all things necessary, appropriate or desirable under the Antitrust Act or any other applicable laws and regulations or under applicable governing agreements to consummate the Merger and the transaction contemplated by the Merger Agreement, including using its best efforts to obtain all necessary waivers, consents and approvals and effecting all necessary registrations and filings. Each of HSR and Tide West has agreed to take, or cause to be taken, all action and do, or cause to be done, all things necessary, appropriate or desirable to cause the covenants and conditions applicable to the parties' respective obligations to effect the Merger to be performed or satisfied as soon as practicable. In addition, each of HSR and Tide West has agreed that, if any governmental authority issues any order, decree, ruling or injunction or takes any other action that would have the effect of restraining, enjoining or otherwise prohibiting or preventing the consummation of the Merger, it will use its reasonable best efforts to have such order, decree, ruling or injunction or other action declared ineffective as soon as practicable.

     Agreements of Affiliates. At least 30 days prior to the Effective Time, Tide West has agreed to cause to be prepared and delivered to HSR a list identifying all persons who, at the time of the Tide West Special Meeting, may be deemed to be "affiliates" of Tide West, as that term is used in paragraphs
(c) and (d) of Rule 145 under the Securities Act. Tide West has agreed to use its best efforts to cause any such affiliates to execute and deliver to HSR, on or prior to the Closing Date, a written agreement relating to certain resale restrictions.

  NO SOLICITATION OF ALTERNATIVE TRANSACTIONS

     In the Merger Agreement, Tide West agreed to, and agreed to use its best efforts to cause each of its representatives (including its employees, officers, directors and financial and legal advisors) to, terminate any and all existing activities, discussions and negotiations with third parties (other than HSR) with respect to any alternative transaction involving the acquisition of Tide West. Furthermore, Tide West and its representatives are prohibited by the terms of the Merger Agreement from initiating, soliciting or knowingly encouraging the submission of any offer or proposal in connection with an alternative transaction unless such other party has submitted a bona fide proposal for an alternative transaction and the Tide West Board determines that the failure to furnish information to, negotiate with or assist such other party might reasonably be expected to subject the directors of Tide West to liability for breach of their fiduciary duties to the stockholders of Tide West. Tide West is required to promptly communicate to HSR the terms and conditions of any proposal relating to an alternative transaction and to keep HSR informed as to the status of negotiations, actions or discussions. In the event that Tide West terminates the Merger Agreement in order to pursue an alternative transaction, HSR will be entitled to a fee of $5.0 million.

  CONDITIONS TO CONSUMMATION OF THE MERGER

     Consummation of the Merger is subject to the satisfaction or waiver of various conditions on one or both parties' part, including: (a) approval and adoption of the Merger and the Merger Agreement by the Tide West stockholders;
(b) approval of the issuance of HSR Common Stock pursuant to the Merger Agreement by the HSR stockholders; (c) compliance with the applicable provisions of the Antitrust Act and expiration or termination of the applicable waiting period thereunder; (d) receipt of all consents, approvals, permits and authorizations required to be obtained from any governmental authority prior to the consummation of the Merger; (e) continued effectiveness of the Registration Statement; (f) the absence of any court orders restraining, enjoining or otherwise prohibiting the consummation of the Merger; and (g) receipt of a letter

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

from Arthur Andersen LLP immediately prior to the Effective Time, in form and substance reasonably satisfactory to each of HSR and Tide West.

     In addition, HSR's obligation to consummate the Merger is subject to satisfaction of the following conditions (unless waived by HSR): (a) continued accuracy of all representations and warranties made by Tide West in the Merger Agreement; provided, however, that this condition will be deemed to be satisfied so long as breaches of Tide West's representations and warranties (in the aggregate) do not result in (i) damages or losses to HSR, (ii) a net reduction in the aggregate value of the assets of Tide West and its subsidiaries or (iii) a reduction in the aggregate net value of Tide West's and its subsidiaries' assets, when added to any reduction resulting from certain matters disclosed to HSR at the time of the execution of the Merger Agreement, in an aggregate amount for clauses (i), (ii) and (iii) above (the "Failure Amount") that exceeds $10 million; provided, that to the extent the Failure Amount exceeds $5 million, the aggregate amount of Cash Consideration shall be reduced by an amount (not to exceed $5 million) by which the Failure Amount exceeds $5 million (and the Cash Consideration per share for Tide West Common Stock shall be proportionately reduced); provided further, that to the extent the Failure Amount exceeds $10 million, HSR may elect to close the Merger after effecting the foregoing reduction; (b) material performance by Tide West of its covenants and agreements under the Merger Agreement; (c) receipt by HSR of a written agreement from each "affiliate" of Tide West (as such term is defined in Rule 144 under the Securities Act) relating to certain resale restrictions (as described under "Special Factors -- Restrictions on Resales by Affiliates of Tide West"); (d) the absence of any material adverse change in the condition (financial or otherwise), operations or business of Tide West (other than changes, including changes in commodity prices, generally affecting the oil and gas industry); (e) continued effectiveness of the fairness opinion from Lehman Brothers referred to in "Special Factors -- Opinions of the HSR Financial Advisors"; (f) continued effectiveness of an opinion from counsel regarding certain tax issues as described in the Merger Agreement; (g) no more than 3% of the holders of Tide West Common Stock shall have exercised their dissenters' appraisal rights under the Delaware Act; and (h) receipt by HSR and Merger Sub of a legal opinion by Tide West's counsel, in form and substance reasonably acceptable to HSR.

     Tide West's obligation to consummate the Merger is subject to satisfaction of the following conditions (unless waived by Tide West): (a) continued accuracy of all representations and warranties made by HSR in the Merger Agreement; (b) material performance by HSR of its covenants and agreements under the Merger Agreement; (c) continued effectiveness of the fairness opinion from Merrill Lynch referred to in "Special Factors--Opinion of the Tide West Financial Advisor"; (d) continued effectiveness of an opinion from its counsel regarding certain tax issues as described in the Merger Agreement; (e) the absence of any material adverse change in the condition (financial or otherwise), operations or business of HSR (other than changes, including changes in commodity prices, generally affecting the oil and gas industry); (f) the receipt by Tide West of an opinion of the general counsel of HSR, in form and substance reasonably acceptable to Tide West; and (g) the adjustments to Cash Consideration and the Conversion Number referred to in clause (a) in the above paragraph would result in the issuance of not more than 7,161,312 shares of HSR Common Stock in connection with the Merger.

  TERMINATION RIGHTS

     The parties may terminate the Merger Agreement with no liability or obligation to each other on account of such termination if they mutually consent thereto. In addition, either party may terminate the Merger Agreement with no liability or obligation to the other party on account of such termination if:
(a) the Merger has not been consummated by July 31, 1996 (provided, however, that the right to terminate under this provision will not be available to a party if its breach of the Merger Agreement has been the cause of or resulted in the failure of the Merger to be consummated on or before such date); (b) a governmental authority issues an order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order has become final and nonappealable (provided, however, that the right to terminate under this provision will not be available to a party until such party has used all reasonable efforts to remove such order); or (c) the Tide West stockholders fail to approve the Merger and the Merger Agreement at the

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

Tide West Special Meeting or the HSR stockholders fail to approve the issuance of HSR Common Stock pursuant to the Merger Agreement at the HSR Special Meeting.

     HSR may terminate the Merger Agreement with no liability or obligation to Tide West on account of such termination if: (a) there has been a breach of any of the representations and warranties made by Tide West in the Merger Agreement (subject to the $10 million threshold discussed in the second paragraph under "-- Conditions to Consummation of the Merger") and Tide West has failed to cure such breach within 30 days after receiving notice thereof; or (b) Tide West has failed to comply in any material respect with any of its covenants and agreements under the Merger Agreement and such failure has not been, or cannot be, cured within a reasonable time after notice and demand for cure thereof. In addition, HSR may terminate the Merger Agreement, and will be entitled to receive from Tide West a fee of $5.0 million, if the Tide West Board amends or withdraws its recommendation of the Merger to the Tide West stockholders, such recommendation is not reinstated in full within five business days after such amendment or withdrawal and the Tide West stockholders fail to approve the Merger at the Tide West Special Meeting.

     Tide West may terminate the Merger Agreement with no liability or obligation to HSR on account of such termination if: (a) there has been a breach of any of the representations and warranties made by HSR and Merger Sub in the Merger Agreement, and HSR has failed to cure such breach within 30 days after receiving notice thereof; or (b) either HSR or Merger Sub has failed to comply in any material respect with any of its covenants and agreements under the Merger Agreement and such failure has not been, or cannot be, cured within a reasonable time after notice and demand for cure thereof. In addition, Tide West may terminate the Merger Agreement, but only upon payment to HSR of a fee of $5.0 million, if (i) it is prepared to enter into a binding agreement with respect to an alternative transaction involving the acquisition of Tide West or a material portion of its assets (so long as HSR has been given three days notice of Tide West's intentions so that HSR may have the opportunity to amend or modify the provisions of the Merger in response to such alternative transaction) or (ii) the Tide West Board determines that its fiduciary duty to the stockholders of Tide West requires it to amend or withdraw its recommendation of the matters described in this Joint Proxy Statement/Prospectus.

     If the Merger Agreement is terminated by either party pursuant to any of the provisions described above, the Merger will be abandoned, the Merger Agreement will become void and there will be no further obligation on either party's part with respect to the Merger Agreement (with certain specified exceptions). A termination of the Merger Agreement will not, however, relieve either party from any liability for damages incurred as a result of its breach of the Merger Agreement prior to such termination.

  PAYMENT OF EXPENSES

     Tide West and HSR will each pay its own expenses incident to preparing for, entering into and carrying out the provisions of the Merger Agreement and the consummation of the Merger, whether or not the Merger is consummated, except that the fee for filing the Registration Statement with the Commission will be borne by HSR, the costs and expenses associated with printing this Joint Proxy Statement/Prospectus will be borne equally by HSR and Tide West and the costs and expenses associated with mailing this Joint Proxy Statement/Prospectus and related materials to (a) the stockholders of Tide West and soliciting the votes of the stockholders of Tide West will be borne by Tide West and (b) the stockholders of HSR and soliciting the votes of the stockholders of HSR will be borne by HSR.

  AMENDMENT AND WAIVER

     The Merger Agreement may be amended by the parties at any time before or after approval of the Merger by the Tide West stockholders; provided, however, that after any such approval, the parties will not amend the Merger Agreement in a manner that by law requires further approval by the Tide West stockholders without first obtaining such further approval.

     At any time prior to the Effective Time, the parties may, to the extent legally allowed, extend the time for the performance of any of the obligations under the Merger Agreement, waive any inaccuracies in the

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

representations and warranties contained in the Merger Agreement or waive performance of any covenants or agreements contained in the Merger Agreement.

  ADJUSTMENTS TO THE CONVERSION NUMBER AND CASH CONSIDERATION

     The Cash Consideration is dependent on both the Market Price and the Conversion Number and cannot be determined at this time. The Market Price is to be determined by reference to the closing sales price of the HSR Common Stock over a period that has yet to begin. The Conversion Number is to be determined by reference to the closing sales price of the HSR Common Stock on the date immediately preceding the Closing Date and also cannot be determined at this time. The Merger Agreement provides that the Cash Consideration shall be decreased and the Conversion Number shall be correspondingly increased so that the value of the HSR Common Stock (based on the closing sales price on the date immediately preceding the Closing Date) paid to the holders of Tide West Common Stock in connection with the Merger is greater than or equal to 40% of the total consideration paid to the holders of Tide West Common Stock; provided, however, the maximum number of shares of HSR Common Stock required to be issued in connection with the Merger is 7,161,312 (which equates to a Conversion Number of
 .7317) and any further adjustments to the consideration to be paid to the holders of Tide West Common Stock necessary to satisfy the Adjustment Formula would be solely from a further reduction of the Cash Consideration. In making the calculations pursuant to the Adjustment Formula (a) shares of HSR Common Stock issued to any 5% holder of Tide West Common Stock as of the Closing Date who has not represented as of that date that it has no intention, plan or arrangement to dispose of the HSR Common Stock received in the Merger are treated as cash, and (b) the amount of consideration paid to holders of Tide West Common Stock who have perfected their dissenters' appraisal rights as of the Closing Date shall be assumed to be (on a per share basis) the greater of
(i) the sum of the value of a share of HSR Common Stock (valued at the closing sales price on the date immediately preceding the Closing Date) and the Cash
Consideration given per share of Tide West Common Stock and (ii) $          .

     If the Conversion Number and the Cash Consideration were calculated treating February 26, 1996 (the date of the public announcement of the execution of the Merger Agreement), as the Closing Date, assuming no holders of Tide West Common Stock had perfected their dissenters' appraisal rights and assuming there is no holder of 5% or more of the Tide West Common Stock that has not represented that it has no intention, plan or arrangement to dispose of the HSR Common Stock to be received in the Merger, the Conversion Number would be .6295, the Cash Consideration would be $8.73 and HSR would issue 6,161,312 shares of HSR Common Stock in the aggregate in connection with the Merger. If such calculations were performed under the same assumptions, and treating the date of this Joint Proxy Statement/Prospectus as the Closing Date, the Conversion Number
would be        , the Cash Consideration would be $          and HSR would issue
       shares of HSR Common Stock in the aggregate in connection with the Merger. Because the Conversion Number (and, therefore, the aggregate number of shares of HSR Common Stock to be issued in the Merger) is subject to adjustment, the Merger Agreement provides that the maximum number of shares of HSR Common Stock that HSR is required to issue in connection with the Merger is 7,161,312 shares, which is 1,000,000 shares more than HSR would have issued if the Conversion Number and the Cash Consideration were calculated based on the foregoing assumptions and treating February 26, 1996 (the date of the public announcement of the execution of the Merger Agreement), as the Closing Date.

  RESTRUCTURING OF THE MERGER

     A condition to the obligation of Tide West to effect the Merger is that the Adjustment Formula (disregarding the limit contained therein on the maximum number of shares of HSR Common Stock required to be issued in the Merger) would not require HSR to issue more than 7,161,312 shares of HSR Common Stock in connection with the Merger. If this condition is not satisfied, Tide West can either: (a) waive the condition and consummate the Merger pursuant to the terms of the Merger Agreement (in which case HSR will issue the maximum of 7,161,312 shares of HSR Common Stock, and any further adjustments to the consideration paid to the holders of Tide West Common Stock to satisfy the Adjustment Formula will be solely from a further reduction of the Cash Consideration); (b) terminate the Merger Agreement; or

(c) cause the Merger to be restructured. If this last option is chosen by Tide West, upon written notice from Tide West delivered to HSR within 15 days after the approval of the matters contained in this Joint Proxy Statement/Prospectus at both the Tide West Special Meeting and the HSR Special Meeting, the Merger shall be restructured under Section 351 of the Code as a "Horizontal Double Dummy" transaction whereby (a) the holders of HSR Common Stock would receive one share of common stock ("Newco Common Stock") of a newly created holding company ("Newco") in exchange for each share of HSR Common Stock as a result of a merger of a newly created subsidiary of Newco with and into HSR, and (b) the holders of Tide West Common Stock would receive $8.75 and .6295 of a share of Newco Common Stock for each share of Tide West Common Stock as a result of a merger of another newly created subsidiary of Newco with and into Tide West. In such event, the Merger Agreement would be deemed to be appropriately modified to reflect such restructuring and the parties thereto would agree to use their reasonable best efforts to effect such restructured transaction.

REGISTRATION RIGHTS AGREEMENT

     Contemporaneously with the consummation of the Merger, HSR and NGP will enter into a Registration Rights Agreement (the "Registration Rights Agreement") pursuant to which HSR will prepare and file with the Commission a "shelf" registration statement under the Securities Act (a "Shelf Registration") covering the shares of HSR Common Stock that NGP receives in the Merger ("Registrable Securities"). Under the Registration Rights Agreement, HSR will use its best efforts to have the Shelf Registration declared effective on or before the first anniversary of the Effective Time, and HSR will keep the Shelf Registration continuously effective for a period of at least three years.

     At any time after the first anniversary of the Effective Time and during the term of the Registration Rights Agreement, HSR is required, upon written request of the holders of not less than 50% of the Registrable Securities, to use its best efforts to effect the registration under the Securities Act of the Registrable Securities for which such a request has been received (a "Demand Registration"). HSR is obligated to effect no more than two Demand Registrations.

     In addition, if HSR proposes to register any of its equity securities under the Securities Act, any holder of Registrable Securities may, by giving written request to HSR thereof, request that HSR include in such registered offering any or all of such holder's Registrable Securities (a "Piggyback Registration"). HSR will use its best efforts to effect the Piggyback Registration unless HSR determines for any reason not to register or to delay registration of the securities in the underlying offering.

     NGP has indicated that it has no present intention to sell or otherwise dispose of its shares of HSR Common Stock received in the Merger and has agreed not to do so for a period of one year. NGP will continue to evaluate its investment in HSR following the Merger in light of market conditions and other factors.

VOTING AGREEMENTS

     Pursuant to the Voting Agreements, HSR has sufficient voting power to assure the approval of the Merger and the Merger Agreement by the Tide West stockholders without the affirmative vote of any other stockholder of Tide West. On February 25, 1996, HSR and NGP entered into the NGP Voting Agreement pursuant to which NGP agreed to vote, and granted to HSR a proxy to vote, its 4,550,000 shares of Tide West Common Stock, representing approximately 46.49% of Tide West Common Stock, in favor of the Merger and the Merger Agreement. On February 25, 1996, HSR and Philip B. Smith, President, a director and a stockholder of Tide West, entered into the Smith Voting Agreement pursuant to which Smith agreed to vote, and granted to HSR a proxy to vote, 344,000 shares of Tide West Common Stock, representing an additional 3.51% of the Tide West Common Stock, in favor of the Merger and the Merger Agreement. NGP and Smith each entered into the Voting Agreements in consideration of HSR entering into the Merger Agreement and, in the case of NGP, HSR agreeing to provide NGP with representation on the HSR Board. In addition, pursuant to the Voting Agreements, NGP and Smith each agreed that they would not make any sale, transfer or other disposition of any shares of HSR Common Stock for one year from the date such shares are received by them pursuant to the Merger. NGP and Smith also agreed that they would not, among other things, directly or indirectly, sell, transfer or encumber any of the Tide West Common Stock subject to their respective Voting Agreement during the term of the Voting Agreements, nor would they take any action which would, if taken by Tide West, violate the provisions of the Merger Agreement relating to negotiations with third parties regarding the acquisition of Tide West Common Stock or the merger or other business combination of Tide West into any third party or negotiations concerning an Alternative Proposal. See "Special
Factors -- Interests of Certain Persons in the Merger."

                   INFORMATION ABOUT THE COMBINING COMPANIES

HS RESOURCES, INC.

     Information about HSR is contained in various documents that have been filed by HSR with the Commission and incorporated by reference into this Joint Proxy Statement/Prospectus. Such information includes historical financial statements, information about HSR's properties and oil and gas reserves and information about the nature of HSR's business, its management and the HSR Common Stock. Reference should be made to such documents for complete information about HSR. For a list of such documents and instructions as to how to obtain copies of such documents, see "Incorporation of Documents by Reference."

  HSR PROPERTIES

     HSR currently owns interests in over 1,300 wells and over 450 proved undeveloped drillsites and more than 100 additional, unbooked potential sites. In addition, HSR owns over 1,100,000 gross undeveloped acres in five basins in the Rocky Mountain region, and owns rights (geophysical permits, options to lease and leases) to 89,000 gross onshore acres in Louisiana and Texas. Moreover, HSR has acquired over 376 miles of 3-D seismic in three different areas.

     Wattenberg Field. HSR owns interests in more than 1,283 wells in the Wattenberg Field and operates 82% of such wells. It also has over 425 proved undeveloped drilling locations and hundreds of additional, potential unbooked locations in the Wattenberg Field, based on current spacing. Over the last two years, HSR has conducted detailed technical analyses of the drainage of certain reservoirs in the Wattenberg Field area and has concluded that existing spacing is not draining all reserves. Should infill drilling come to pass, HSR believes it may own unbooked reserves associated with approximately 600 infill locations.

     Greater D-J Basin. HSR owns interests in 164 wells in the Greater D-J Basin and operates 90% of such wells. It also has over 77 proved undeveloped drilling locations and hundreds of additional, potential unbooked locations in the Greater D-J Basin. HSR owns rights in over 320,000 gross acres in the Greater D-J Basin. Over the last two years it has drilled 97 wells on the acreage, 70% of which have been successful. HSR originally selected the Greater D-J Basin as a focus of activities because management believed the operational and technical expertise it had developed in the Wattenberg Field could be applied to adjacent areas within the D-J Basin, and because it felt the Greater D-J Basin had been underexploited with advanced technologies. HSR has shot five 3-D seismic surveys in the Greater D-J Basin, covering 70 square miles, and has discovered one new field and one extension field based on those surveys. More recently, HSR used the new 3-D coherence processing technology to help locate the channel system connecting two producing fields. Although not yet tested by the drill bit in the area, this revolutionary technology could further minimize the risk of dry holes.

     Other Rocky Mountain Properties. HSR has assembled 809,000 gross undeveloped acres in the Rocky Mountain region outside the D-J Basin. In the Williston Basin, HSR owns 348,000 gross undeveloped acres in two distinct project areas, Daniels County and West Sioux Pass. HSR has shot 144 square miles of 3-D seismic over the two project areas. To date, nine wells have been drilled in Daniels County, six of which have been completed as producers, including two new field discoveries. Current activities include the evaluation of horizontal drilling applications, deeper structures indicated on the West Sioux Pass acreage and Lodgepole formation potential.

     In the Greater Green River Basin, HSR has accumulated 239,000 gross undeveloped acres, including 132,000 gross undeveloped acres in the Sand Wash Basin, 55,000 gross undeveloped acres on the Rock Springs Uplift, 40,000 gross undeveloped acres in a basin centered gas play in the Green River Basin and 12,000 gross undeveloped acres in other areas. HSR has shot 108 miles of high resolution 2-D seismic over the Sand Wash Basin acreage. An initial test well has been drilled in each of the Sand Wash Basin and in the deeper portion of the Rock Springs Uplift. Hydrocarbons were encountered in each of those tests, although commercial production has not yet been established. Leasehold costs in assembling the large position in the Greater Green River Basin were generally low, and the leases are long term.

     In the Hugoton Embayment, HSR owns 137,000 gross undeveloped acres. The acreage was acquired because of the potential for extending the shallower gas production, and because it was believed to be on trend with deeper oil discoveries. Tests of the shallower gas potential proved uneconomic, but seismic analysis of the deeper potential is encouraging, and additional tests are underway. As with its other large concentrated positions, the lease acquisition costs were low and the leases are long term.

     SouthTech. During 1995, HSR joined Aspect Resources Limited-Liability Company to form SouthTech Exploration, L.L.C. ("SouthTech"), which will exploit 3-D seismic and coherence cube technologies to explore onshore Gulf Coast prospects. SouthTech's targets are both shallow exploitation objectives and deeper exploration reservoirs in the prolific salt dome regions of South Louisiana and the Upper Texas Gulf Coast.

     Through SouthTech, HSR owns various seismic rights, options and mineral interests over 89,000 gross acres and is currently leasing in the area. SouthTech is actively developing 10 prospect areas, and is conducting its fourth 3-D seismic shoot. Total 3-D seismic coverage for the four shoots is 132 square miles. HSR has preliminarily identified 60-80 potential drillsites on the first four of the 10 prospect areas. Initial drilling operations are expected to commence by mid-year.

  RECENT ACQUISITIONS

     On March 15, 1996, HSR completed the Initial Basin Acquisition comprised of certain oil and gas properties owned by Basin in the Wattenberg Field near Denver, Colorado, for approximately $38 million. This transaction was financed through HSR's bank facility on an interim basis pending completion of documentation of permanent financing arrangements with respect to the Initial Basin Acquisition. Concurrently with its approval of the Initial Basin Acquisition, the HSR Board approved the Second Basin Acquisition comprised of the remainder of Basin's D-J Basin assets for $87.5 million. The Second Basin Acquisition is subject to approval by the stockholders of Basin and is expected to be completed by the end of the second quarter of 1996. The Basin Acquisitions in aggregate cover approximately 850 wells, having approximately 30 MMBoe of net proved reserves and approximately 5,500 Boe of net daily production, and include certain undeveloped acreage. Approximately 72% of the reserves are natural gas and 67% are developed. The properties are in the immediate vicinity of HSR's existing D-J Basin operations, and HSR expects to realize significant operating efficiencies and cost savings by integrating these assets into its existing property base. The Basin Acquisitions also enhance HSR's position as one of the most active producers/marketers in the D-J Basin and the remainder of the Colorado Front Range.

     HSR believes the Basin Acquisitions are an excellent strategic fit with the Merger and are desirable for a number of reasons: (a) the properties and production can be added with no material incremental overhead; (b) significant reductions in lease operating costs should be achievable, along with production enhancement; (c) the properties offer significant upside potential because of the proved undeveloped locations and potential infill drilling; and (d) the control of the gas associated with Basin's properties expands HSR's marketing strength and leverage.

     Consolidation Economics. The acquisition of Basin's properties demonstrate the compelling economics of consolidation. In particular, because of the similar nature of the properties and their geographical proximity, the Basin properties, with production equal to about 40% of HSR's existing production, can be added at little incremental overhead.

     Operating Efficiencies and Enhancements. The Basin properties are completely interspersed with HSR's core Wattenberg Field properties, frequently sharing leaselines. As a result, HSR's management believes it should be able to effect meaningful reductions in lease operating costs. In addition, because of the extent of its activities in the area (HSR has operated in the area for more than 14 years and participated in over 1,300 wells), HSR has developed significant technical expertise which it believes can be used to enhance production from the Basin properties.

     Increased Development Inventory. The Basin properties add significant upside potential by increasing HSR's inventory of proved undeveloped and potential drillsites, along with expanding the possible application of infill drilling opportunities. The Basin properties contain approximately 250 proved undeveloped drilling locations. In addition, the Basin properties have potentially hundreds of unbooked locations which can be economic with cost, price or technological enhancements, which, assuming the consummation of the Second Basin Acquisition, would increase HSR's inventory in the D-J Basin to over 750 proved undeveloped locations, significantly expanding HSR's existing inventory of hundreds of unbooked potential sites.

     In addition, the Second Basin Acquisition expands HSR's infill potential. Over the last two years, HSR has conducted a series of engineering and geologic analyses and evaluations which indicate that significant reserves remain in the Wattenberg Field and that some type of infill drilling may be appropriate. Should infill become economic, HSR's position is significantly expanded as a result of the Second Basin Acquisition.

     Marketing Leverage. Basin's daily gross D-J Basin gas production amounts to approximately 26 MMcf. HSR's daily gross D-J Basin gas production amounts to approximately 95 MMcf. Combined, they account for about 26% of the Wattenberg Field production and 13% of the total daily gas consumption in Colorado, most of which is in the Colorado Front Range. Although some of Basin's gas is subject to marketing by a third party, the additional volumes of gas will add significant leverage in HSR obtaining premium markets and prices.

     Additional value from the Basin Acquisitions may be realized as a result of recent developments in D-J Basin gas prices. Historically, D-J Basin prices were tied to the Colorado Interstate Gas Index (the "CIG Index"). Beginning in late 1995, the D-J Basin prices began to separate from the CIG Index. As a result, gas prices in the D-J Basin have rebounded significantly in recent months and appear to be no longer linked to the historical CIG Index. From January 1, 1996, through March 14, 1996, D-J Basin gas prices have averaged approximately $0.88 per Mcf above traditional CIG Index prices. The separation is a result of a number of factors, including a recent tariff change for D-J Basin producers that significantly reduces the cost of transporting the product to local markets and significant pipeline constraints in Wyoming. HSR's management does not believe that these developments are temporary. These factors should result in higher product prices for D-J Basin gas than would have been otherwise obtainable.

  FINANCING

     HSR has articulated and implemented a four-part corporate strategy designed to enhance shareholder value. The components of this strategy are (1) geographic and product diversification, (2) consolidation to achieve operational efficiencies, (3) enhancement of downstream value, and (4) sophisticated, value-creating financial transactions. The financing activities of HSR are designed to efficiently support these strategies. As an active part of its financing activities, HSR will review periodically a wide range of capital financing options available to it. These may include senior bank credit facilities, asset monetization transactions, off-balance sheet financings, sale and lease-back transactions, divestitures of non-core/non-strategic assets, issuance of new debt and equity securities, and other financings

     HSR's primary activities involve the acquisition, development and exploitation of oil and gas properties. Whenever possible HSR seeks to maximize its operational and financial flexibility in order to be able to respond to perceived opportunities or changes in cash flow. One element of HSR's overall financial strategy is to maintain an efficient balance of debt and equity capital. As a general guideline, HSR believes that to maintain such a balance, a debt-to-total capital ratio of less than 50% is appropriate. As HSR pursues its opportunities, it anticipates that its approach to meeting its capital requirements will change, as will the mix of financing tools employed and the resulting capital structure. HSR prefers to maintain a capital structure that provides the flexibility to increase its leverage, as necessary and prudent, to accomplish its strategic objectives, including acquisition transactions. It will generally not be efficient to perpetually maintain a high level of equity capital in anticipation of such transactions. This is true both because the timing of strategic transactions cannot be controlled and because the dilutive effect of excess equity does not serve the best interests of its shareholders or minimize its cost of capital. If, as in connection with the Merger and the Basin Acquisitions, leverage is increased to capture attractive opportunities, it will be HSR's goal to reduce such leverage following the transaction by means of a wide range of capital financing options available to it including, but not limited to, those mentioned above.

     The aggregate cash consideration required and net liabilities to be assumed in connection with consummating the Merger and the Basin Acquisitions was $249.8 million, with $124.3 million needed to effect the Merger, and $125.5 million for the Basin Acquisitions. Through existing negotiated arrangements HSR has available to it a number of specific capital options with which to meet these capital needs. In order to provide the senior bank debt capacity necessary to effect the Merger and the Basin Acquisitions, HSR has entered into a letter of intent with Chase indicating the bank's intent to provide, on a syndicated basis, an unsecured revolving credit facility of up to $375 million. HSR believes this facility will be sufficient to (i) finance the payment of the cash portion of the consideration to Basin and to the Tide West shareholders, (ii) absorb HSR's current outstanding senior indebtedness ($78.5 million at March 26, 1996 following the Initial Basin Transaction and the Chase Asset Monetization Arrangement transaction) and the $40.8 million in debt to be assumed in connection with the Merger, (iii) pay HSR's transaction costs incurred with respect to the Merger and the Basin Acquisitions, and (iv) provide HSR with additional financial flexibility. This senior credit facility is subject to due diligence, final engineering, negotiation of definitive documentation and other conditions, and there can be no assurance that the financing will be completed.

     Subsequent to the closing of the Initial Basin Acquisition, HSR determined that it could best accomplish its corporate and capital strategic goals through the Chase Asset Monetization Arrangement consisting of a sale by HSR to an unaffiliated third party of certain low-growth assets acquired in the Initial Basin Acquisition, principally the producing and proved developed non-producing wells. HSR reserved a production payment in such wells, and retained an option to repurchase the wells for fair market value at any time without penalty. HSR retained what it considers to be the high-growth assets including the proved and unproved drillsites, operations, the right to market production from the wells, infill rights, and proceeds from the monetization of Section 29 tax credits. As a result of the transaction, HSR was able to reduce by $23.1 million the debt it had incurred by closing the Initial Basin Acquisition, which debt was assumed by the party which acquired the properties. HSR intends to sell a portion of the assets to be acquired in the Second Basin Acquisition in a similar transaction so that the aggregate reduction in the amount of debt that HSR would have otherwise incurred in closing the Basin Acquisitions would be approximately
$82 million.

     HSR anticipates that following the consummation of the Merger and the Basin Acquisitions, and assuming approximately $82 million of the assets acquired in the Basin Acquisitions are financed through the Chase Asset Monetization Arrangement or a similar transaction, HSR's debt-to-total capital ratio will be approximately 63%. HSR intends to reduce such leverage to less than 50% as soon as practicable through the most efficient combination of options available to it. In addition to the options discussed above, HSR may utilize its other financing alternatives currently available. HSR has extended the arrangement it has in place with Trust Company of the West for a $90 million non-recourse, volumetric overriding royalty financing facility. The facility may be used by HSR for a variety of corporate purposes, including acquisitions of new properties, exploration and development drilling, or the monetization of existing corporate properties, with the proceeds being used substantially at HSR's discretion, including repayment of bank debt. HSR also has entered into a letter agreement with Chase providing for a $25 million sale-leaseback financing arrangement pursuant to which HSR may sell certain production equipment and surface facilities to a Chase affiliate and enter into a lease agreement for the continued use of such equipment. The arrangement is subject to various conditions prior to closing. If such a financing arrangement is ultimately consummated, enabling HSR to effectively monetize certain undervalued assets, HSR contemplates that the lease would be treated as an operating lease for financial reporting purposes.

     HSR intends to use the foregoing capital options, and others that may become available to it, to facilitate in an efficient manner the achievement of its corporate and financial flexibility goals.

  PRICE RANGE OF HSR COMMON STOCK AND DIVIDENDS

     The HSR Common Stock is quoted on the NYSE under the symbol "HSE." The following table sets forth certain information as to the last sale prices per share of HSR Common Stock as quoted on the NYSE. HSR has never paid dividends on the HSR Common Stock. HSR's fiscal year ends on December 31 of each year. On February 23, 1996, the last full trading day prior to the public announcement of the signing of the Merger Agreement, the last sale price per share of HSR Common
Stock, as quoted on the NYSE, was $11.375. On             , 1996, the last full
trading day for which quotations were available at the time of printing of this Joint Proxy Statement/Prospectus, the last sale price per share of HSR Common
Stock, as quoted on the NYSE, was $          . STOCKHOLDERS ARE URGED TO OBTAIN
CURRENT QUOTATIONS FOR HSR COMMON STOCK.

                                                                       HSR COMMON
                                                                          STOCK
                                                                      -------------
                               CALENDAR YEAR                          LOW      HIGH
        ------------------------------------------------------------  ----     ----
        1994
          First Quarter.............................................  $18 3/4  $24 3/4
          Second Quarter............................................  $18      $22 5/8
          Third Quarter.............................................  $19 1/4  $22 7/8
          Fourth Quarter............................................  $17 1/8  $21 1/2
        1995
          First Quarter.............................................  $13 3/4  $17 1/2
          Second Quarter............................................  $13 3/4  $16 7/8
          Third Quarter.............................................  $13 1/8  $15 1/8
          Fourth Quarter............................................  $12 5/8  $14 7/8
        1996
          First Quarter.............................................  $9  1/2  $13 1/8
          Second Quarter (through           , 1996).................  $        $

     Certain additional information about the HSR Common Stock and the rights of stockholders with respect thereto is set forth under "Description of HSR Capital Stock" and "Comparison of Stockholder Rights."

TIDE WEST OIL COMPANY

     Information about Tide West is contained in various documents that have been filed by Tide West with the Commission and incorporated by reference into this Joint Proxy Statement/Prospectus. Such information includes historical financial statements, information about Tide West's properties and oil and gas reserves and information about the nature of Tide West's business, its management and the Tide West Common Stock. Reference should be made to such documents for complete information about Tide West. For a list of such documents and instructions as to how to obtain copies of such documents, see "Incorporation of Documents by Reference."

  PRICE RANGE OF TIDE WEST COMMON STOCK AND DIVIDENDS

     Tide West Common Stock is quoted on Nasdaq under the symbol "TIDE." The following table sets forth certain information as to the last sale prices per share of Tide West Common Stock as quoted on Nasdaq. Tide West's fiscal year ends on December 31 of each year. Tide West did not pay any dividends on the Tide West Common Stock during any of the periods described below, and Tide West does not presently intend to pay cash dividends on the Tide West Common Stock. Furthermore, Tide West is currently restricted from paying cash dividends on the Tide West Common Stock under its existing bank credit facility. On February 23, 1996, the last full trading day prior to the public announcement of the signing of the Merger Agreement, the last sales price per share of Tide West Common
Stock, as quoted on Nasdaq, was $13.00. On             , 1996, the last full
trading day for which quotations were available at the time of printing of this Joint Proxy Statement/Prospectus, the last sales price per share of Tide West
Common Stock as quoted on Nasdaq, was $          . STOCKHOLDERS ARE URGED TO
OBTAIN CURRENT QUOTATIONS FOR TIDE WEST COMMON STOCK.

                                                                        TIDE WEST
                                                                      COMMON STOCK
                                                                      -------------
                               CALENDAR YEAR                          LOW      HIGH
        ------------------------------------------------------------  ----     ----
        1994
          First Quarter.............................................  $9  1/4   $12 3/4
          Second Quarter............................................  $10 3/4   $12 1/2
          Third Quarter.............................................  $11       $15 1/2
          Fourth Quarter............................................  $9  3/4   $13
        1995
          First Quarter.............................................  $8  1/4   $10 5/8
          Second Quarter............................................  $9  7/8   $11 3/4
          Third Quarter.............................................  $10       $11 1/2
          Fourth Quarter............................................  $10 1/8   $14
        1996
          First Quarter.............................................  $12       $15 1/4
          Second Quarter (through           , 1996).................  $         $

     Certain additional information about the Tide West Common Stock and the rights of stockholders with respect thereto is set forth under "Description of Tide West Capital Stock" and "Comparison of Stockholder Rights."

PRO FORMA INFORMATION FOR THE COMBINED COMPANY

     Pro forma financial information showing the effect of the Merger and the Second Basin Acquisition on the financial statements of HSR (in the case of historical financial statements of HSR, as adjusted to reflect the Initial Basin Acquisition) are contained in this Joint Proxy Statement/Prospectus. See "Index to Pro Forma Financial Statements." The following is certain additional pro forma information about HSR giving effect to the consummation of the Merger (i) with the Second Basin Acquisition and, in the alternative, (ii) without the Second Basin Acquisition.

  OIL AND GAS PROPERTIES

     HSR is an independent oil and gas company engaged in the acquisition, exploitation, development and exploration of oil and natural gas properties. Although HSR and its predecessors have operated in various places throughout the United States, HSR has recently concentrated most of its activities in the Wattenberg Field area of the D-J Basin near Denver, Colorado.

     Tide West is an independent oil and gas company focused on the acquisition and enhancement of producing oil and gas properties. All of Tide West's oil and gas properties are located in the United States, with principal operations conducted in portions of the Anadarko and Arkoma geologic basins located within Oklahoma and Texas.

     Growth Opportunities. Following the Merger and the Basin Acquisitions, HSR will have a substantial inventory of "growth options" ranging from development and infill opportunities to significant exploitation and exploration exposure. On a pro formas basis, assuming the consummation of the Merger and the Second Basin Acquisition, HSR and its stockholders will have access to:

     - Over 1.1 million gross undeveloped acres in seven producing basins.

     - Over 376 miles of 3-D seismic surveys, including active projects in five separate areas (Southern Louisiana, Texas, Oklahoma, Colorado, Montana/North Dakota).

     - Over 750 proved development drilling locations in the D-J Basin, and hundreds of additional potential locations.

     - Approximately 800 potential infill sites in the Wattenberg Field should infill drilling occur.

     - Over 200 proved and probable exploitation opportunities in the Mid-Continent region, with additional unbooked exploration potential.

     - Ten existing project areas and rights to 89,000 gross acres in the prolific salt dome region of the Gulf Coast with 60-80 current potential drillsites.

     Pro Forma Reserves. The following table provides information regarding HSR's pro forma reserves as of December 31, 1995, assuming (i) consummation of the Initial Basin Acquisition, (ii) consummation of the Initial Basin Acquisition and the Merger and (iii) consummation of the Basin Acquisitions and the Merger.

                                                  PRO FORMA PROVED RESERVES AS OF DECEMBER 31, 1995
                                             ------------------------------------------------------------
                                                                    WITH INITIAL              WITH
                                               WITH INITIAL       BASIN ACQUISITION    BASIN ACQUISITIONS
                                             BASIN ACQUISITION       AND MERGER            AND MERGER
                                             -----------------    -----------------    ------------------
    Oil (MBbls).............................        21,437               27,078               30,344
    Natural gas (MMcf)......................       310,791              511,617              548,531
    Equivalent barrels (MBOE)...............        73,236              112,357              121,766
    Pre-tax SEC 10 value (in thousands).....     $ 261,941            $ 444,870             $458,830
    SEC 10 value (in thousands).............     $ 201,968            $ 340,783             $349,289

---------------

    On a pro forma basis, HSR's proved developed reserves as of December 31, 1995, are 11,557 MBbls and 219,262 MMcf (with the Initial Basin Acquisition), 17,388 MBbls and 413,886 MMcf (with the Initial Basin Acquisition and the Merger) and 17,388 MBbls and 413,886 MMcf (with the Basin Acquisitions and the Merger).

WELLS AND ACREAGE.

     Pro Forma with and without Second Basin Acquisition. On a pro forma basis (assuming consummation of the Merger and the sale of a portion of the assets to be acquired in the Second Basin Acquisition in a facility similar to the Chase Asset Monetization Arrangement) with and without the Second Basin Acquisition,

HSR's properties at December 31, 1995, include interests in 1,371 productive oil wells (1,121 net wells) and 1,196 productive gas wells (570 net wells), approximately 63% of which are operated by HSR. Such well information is not affected by the consummation of the Second Basin Acquisition because of HSR's anticipated sale of a portion of the assets to be acquired in the Second Basin Acquisition in a facility similar to the Chase Asset Monetization Arrangement. Such properties also include approximately 1.07 million total net mineral acres with the Second Basin Acquisition and approximately 1.04 million total net mineral acres without the Second Basin Acquisition.

  1996 Capital Expenditure Budget

     HSR's capital expenditure budget for 1996 is expected to be approximately $70 million with the Second Basin Acquisition and approximately $63.5 million without the Second Basin Acquisition. This budget will be funded primarily by internally-generated cash flow, bank borrowings, dispositions of non-strategic assets and joint venture financings. The following table outlines HSR's estimated capital expenditure budget for 1996 (assuming consummation of the Merger), (i) with the Second Basin Acquisition and, in the alternative,
(ii) without the Second Basin Acquisition.

                                                                PRO FORMA BUDGET FOR 1996
                                                       -------------------------------------------
                                                          WITH SECOND             WITHOUT SECOND
                                                       BASIN ACQUISITION         BASIN ACQUISITION
                                                       -----------------         -----------------
                                                           BUDGETED                  BUDGETED
                                                         EXPENDITURES              EXPENDITURES
                                                       -----------------         -----------------
                                                                      (in thousands)
    Tide West properties.............................       $17,000                   $17,000
    D-J Basin........................................        46,500                    41,000
    Louisianna.......................................         3,000                     3,000
    Other............................................         3,500                     2,500
                                                       ----------------          ----------------
              Total..................................       $70,000                   $63,500
                                                       ================          ================



     Management of HSR continually reevaluates capital expenditures during a particular year in light of market conditions, opportunities presented (including acquisition opportunities) and other factors and may increase or decrease capital spending, or reallocate amounts between areas or projects, if deemed necessary or desirable, including in the event the Merger and/or the Second Basin Acquisition is not consummated.

CAPITALIZATION

     The following table sets forth the capitalization of HSR and its subsidiaries at December 31, 1995, on a pro forma basis (assuming consummation of the Merger) as adjusted (i) with the Second Basin Acquisition and, in the alternative, (ii) without the Second Basin Acquisition:

                                                                 PRO FORMA DATA CAPITALIZATION
                                                                    AS OF DECEMBER 31, 1995
                                                                 -----------------------------
                                                                     WITH           WITHOUT
                                                                 SECOND BASIN     SECOND BASIN
                                                                 ACQUISITION      ACQUISITION
                                                                 ------------     ------------
                                                                        (IN THOUSANDS)
    Current maturities of long-term debt.........................   $ 12,400        $ 12,400
    Long-term debt...............................................    300,917         270,937
    Preferred stock of subsidiary................................         --              --
    Stockholders' equity.........................................    172,433         172,433
                                                                   ---------       ---------
              Total capitalization...............................   $485,750        $455,770
                                                                   =========       =========

               INDEX TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

     The following is a list of the unaudited pro forma financial statements included in this Joint Proxy Statement/Prospectus. Other financial statements are included in various other documents that are incorporated into this Joint Proxy Statement/Prospectus by reference. See "Incorporation of Documents by Reference."

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF HSR

    Pro Forma Balance Sheet with Second Basin Acquisition as of December 31, 1995...   75
    Pro Forma Statement of Operations with Second Basin Acquisition
      for the Year Ended December 31, 1995..........................................   76
    Pro Forma Balance Sheet without Second Basin Acquisition as of December 31,
      1995..........................................................................   77
    Pro Forma Statement of Operations without Second Basin Acquisition
      for the Year Ended December 31, 1995..........................................   78
    Pro Forma Balance Sheet with Initial Basin Acquisition as of December 31,
      1995..........................................................................   79
    Pro Forma Statement of Operations with Initial Basin Acquisition
      for the Year Ended December 31, 1995..........................................   80
    Notes to Financial Statements...................................................   81

     The following unaudited pro forma condensed consolidated balance sheets as of December 31, 1995, and pro forma condensed consolidated statements of operations for the year then ended adjust the historical financial information of HSR and Tide West to reflect (1) the consummation of the Merger and both the Initial and Second Basin Acquisitions (with respect to the Pro Forma Balance Sheet and Statement of Operations with Second Basin Acquisition as of and for the Year Ended December 31, 1995), (2) the Merger and the Initial Basin Acquisition (with respect to the Pro Forma Balance Sheet and Statement of Operations without Second Basin Acquisition as of and for the Year Ended December 31, 1995) and (3) only the Initial Basin Acquisition (with respect to the Pro Forma Balance Sheet and Statement of Operations with Initial Basin Acquisition as of and for the Year Ended December 31, 1995). The pro forma balance sheets and statements of operations were prepared as if the Merger and Basin Acquisitions were consummated on December 31, 1995 and January 1, 1995, respectively. The pro forma adjustments are based on estimates and assumptions explained in further detail in the accompanying notes. With respect to the Initial Basin Acquisition, HSR has entered into the Chase Asset Monetization Arrangement pursuant to which it sold at its cost certain of the interests that it had acquired from Basin (see "Information About the Combining Companies -- HS Resources, Inc. -- Financing"). The interests sold represent primarily proved producing and proved non-producing wells, which HSR sold for cash and a retained production payment. Pursuant to the terms of the retained production payment, HSR will not receive any production revenues from such wells (except in certain instances) until a specified amount of revenue has been produced in the future. Therefore, with respect to the Initial Basin Acquisition, the accompanying pro forma financial statements do not reflect any production revenues or related expenses during the pro forma period. For a fee, HSR will operate the properties on behalf of the buyer and has an option to repurchase the properties.

     HSR is entitled to accrue interest on its retained production payment at the rate of 8.5% per year, and such amount is reflected as interest income. Following the Chase Asset Monetization Arrangement transaction, HSR has retained primarily proved undeveloped properties, undrilled locations and Section 29 tax credits, and believes these are the higher growth assets. These assets have been recorded on a pro forma basis in HSR's oil and gas property account at cost. It is HSR's intention to enter into a similar arrangement with respect to the Second Basin Acquisition and, therefore, the same treatment has been given to those properties.

     The unaudited pro forma financial statements should be read in conjunction with the related historical financial statements and related notes. The pro forma information presented is not necessarily indicative of the financial position or results that would have actually occurred had the Merger and Basin Acquisitions been consummated on the dates indicated or which may occur in the future.

                               HS RESOURCES, INC.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                         WITH SECOND BASIN ACQUISITION
                               DECEMBER 31, 1995

ASSETS

                                            (HISTORICAL)
                                     ---------------------------    PRO FORMA           UNAUDITED
                                         HSR         TIDE WEST     ADJUSTMENTS          PRO FORMA
                                     ------------   ------------   ------------        ------------
CURRENT ASSETS...................... $ 11,085,645   $ 24,708,000   $ (2,444,000)K      $ 33,349,645
                                     ------------   ------------   ------------        ------------
OIL AND GAS PROPERTIES, at cost,
  using the full cost method:
  Undeveloped acreage...............   26,778,702                    30,611,655F         57,390,357
  Costs subject to depreciation,
     depletion and amortization.....  341,382,375    149,734,000     81,719,356F        572,835,731
     Less -- accumulated
       depreciation, depletion and
       amortization.................  (89,350,067)   (33,090,000)    33,090,000B        (89,350,067)
  Retained production payment.......                                 23,800,000F         23,800,000
                                     ------------   ------------   ------------        ------------
     Net oil and gas properties.....  278,811,010    116,644,000    169,221,011         564,676,021
                                     ------------   ------------   ------------        ------------
  Gas gathering and other, net......   12,192,610      3,045,000       (645,030)F        14,592,580
                                     ------------   ------------   ------------        ------------
TOTAL ASSETS........................ $302,089,265   $144,397,000   $166,131,981        $612,618,246
                                     ============   ============   ============        ============
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES................. $ 27,200,319   $ 20,338,000   $  4,654,000F       $ 52,192,319
                                     ------------   ------------   ------------        ------------
ACCRUED AD VALOREM
  TAXES.............................    6,574,405                     2,412,153F          8,986,558
MINORITY INTEREST...................                     117,000                            117,000
LONG-TERM BANK DEBT, net of current
  portion...........................   51,000,000     40,800,000    134,580,200K/F/G    226,380,200
9 7/8% SENIOR SUBORDINATED NOTES,
  net of unamortized discount.......   74,536,875                                        74,536,875
DEFERRED INCOME TAXES...............   23,603,540      8,636,000     45,732,790H         77,972,330
STOCKHOLDERS' EQUITY................  119,174,126     74,506,000    (21,247,162)I       172,432,964
                                     ------------   ------------   ------------        ------------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY............................ $302,089,265   $144,397,000   $166,131,981        $612,618,246
                                     ============   ============   ============        ============

        The accompanying Notes are an integral part of these Statements.

                               HS RESOURCES, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                         WITH SECOND BASIN ACQUISITION
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                           (HISTORICAL)
                                     -------------------------     PRO FORMA         UNAUDITED
                                        HSR         TIDE WEST     ADJUSTMENTS        PRO FORMA
                                     ----------    -----------    -----------       ------------
REVENUES:
  Oil and gas sales................  $53,394,029   $36,508,000    $                 $ 89,902,029
  Other gas revenues...............   1,782,349                     2,051,944A         3,834,293
  Trading and transportation.......                 82,927,000                        82,927,000
  Interest and other income........     163,510      1,266,000      1,864,516J         3,331,151
                                                                       37,125F
                                     -----------   ------------   ------------      ------------
          Total revenues...........  55,339,888    120,701,000      3,953,585        179,994,473
                                     -----------   ------------   ------------      ------------
EXPENSES:
  Production taxes.................   4,050,483      2,517,000                         6,567,483
  Lease operating..................   9,935,809      7,747,000                        17,682,809
  Depreciation, depletion and
     amortization..................  26,608,885     11,365,000    (11,365,000)B       47,144,826
                                                                   20,535,941B
  General and administrative.......   4,075,581      4,557,000     (1,060,000)C        7,572,581
  Interest.........................  10,218,555      3,186,000      7,884,558D        21,289,113
  Trading and transportation.......                 80,642,000                        80,642,000
                                     -----------   ------------   ------------      ------------
          Total expenses...........  54,889,313    110,014,000     15,995,499        180,898,812
                                     -----------   ------------   ------------      ------------
INCOME (LOSS) BEFORE INCOME
  TAXES............................     450,575     10,687,000    (12,041,914)          (904,339)
PROVISION (BENEFIT) FOR INCOME
  TAXES............................     176,419      4,016,000     (4,536,973)E         (344,554)
                                     -----------   ------------   ------------      ------------
NET INCOME (LOSS)..................  $  274,156    $ 6,671,000    $(7,504,941)      $   (559,785)
                                     ===========   ============   ============      ============
EARNINGS (LOSS) PER SHARE:
  Common and common equivalent
     shares........................  $     0.02    $      0.67                      $      (0.03)
                                     ===========   ============                     ============
  Common and common equivalent
     shares -- assuming full
     dilution......................  $     0.02    $      0.65                      $      (0.03)
                                     ===========   ============                     ============
WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING:
  Common and common equivalent
     shares........................  11,440,000      9,897,000      5,976,472I        17,416,472
                                     ===========   ============   ============      ============
  Common and common equivalent
     shares -- assuming full
     dilution......................  11,450,000     10,247,000      5,976,472I        17,426,472
                                     ===========   ============   ============      ============

        The accompanying Notes are an integral part of these Statements.

                               HS RESOURCES, INC.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                        WITHOUT SECOND BASIN ACQUISITION
                               DECEMBER 31, 1995

ASSETS

                                             (HISTORICAL)
                                      ---------------------------    PRO FORMA          UNAUDITED
                                          HSR         TIDE WEST     ADJUSTMENTS         PRO FORMA
                                      ------------   ------------   ------------       ------------
CURRENT ASSETS....................... $ 11,085,645   $ 24,708,000   $ (2,444,000)K     $ 33,349,645
                                      ------------   ------------   ------------       ------------
OIL AND GAS PROPERTIES, at cost,
  using the full cost method:
  Undeveloped acreage................   26,778,702                    27,111,655F        53,890,357
  Costs subject to depreciation,
     depletion and amortization......  341,382,375    149,734,000     70,239,356F       561,355,731
     Less -- accumulated
       depreciation, depletion and
       amortization..................  (89,350,067)   (33,090,000)    33,090,000B       (89,350,067)
  Retained production payment........                                  7,200,000F         7,200,000
                                      ------------   ------------   ------------       ------------
     Net oil and gas properties......  278,811,010    116,644,000    137,641,011        533,096,021
                                      ------------   ------------   ------------       ------------
  Gas gathering and other, net.......   12,192,610      3,045,000       (645,030) F      14,592,580
                                      ------------   ------------   ------------       ------------
TOTAL ASSETS......................... $302,089,265   $144,397,000   $134,551,981       $581,038,246
                                      ============   ============   ============       ============
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES.................. $ 27,200,319   $ 20,338,000   $  4,654,000F      $ 52,192,319
                                      ------------   ------------   ------------       ------------
ACCRUED AD VALOREM TAXES.............    6,574,405                       812,326F         7,386,731
MINORITY INTEREST....................                     117,000                           117,000
LONG-TERM BANK DEBT, net of current
  portion............................   51,000,000     40,800,000    104,600,027G       196,400,027
9 7/8% SENIOR SUBORDINATED NOTES, net
  of unamortized discount............   74,536,875                                       74,536,875
DEFERRED INCOME TAXES................   23,603,540      8,636,000     45,732,790H        77,972,330
                                      ------------   ------------   ------------       ------------
STOCKHOLDERS' EQUITY.................  119,174,126     74,506,000    (21,247,162)I      172,432,964
                                      ------------   ------------   ------------       ------------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY............................. $302,089,265   $144,397,000   $134,551,981       $581,038,246
                                      ============   ============   ============       ============

        The accompanying Notes are an integral part of these Statements.

                               HS RESOURCES, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                        WITHOUT SECOND BASIN ACQUISITION
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                           (HISTORICAL)
                                     -------------------------     PRO FORMA         UNAUDITED
                                        HSR         TIDE WEST     ADJUSTMENTS        PRO FORMA
                                     ----------    -----------    -----------       ------------
REVENUES:
  Oil and gas sales................  $53,394,029   $36,508,000    $                 $ 89,902,029
  Other gas revenues...............   1,782,349                       377,304A         2,159,653
  Trading and transportation.......                 82,927,000                        82,927,000
  Interest and other income........     163,510      1,266,000        564,055J         2,030,690
                                                                       37,125F
                                     -----------   ------------   ------------      ------------
          Total revenues...........  55,339,888    120,701,000        978,484        177,019,372
                                     -----------   ------------   ------------      ------------
EXPENSES:
  Production taxes.................   4,050,483      2,517,000                         6,567,483
  Lease operating..................   9,935,809      7,747,000                        17,682,809
  Depreciation, depletion and
     amortization..................  26,608,885     11,365,000    (11,365,000)B       46,556,410
                                                                   19,947,525B
  General and administrative.......   4,075,581      4,557,000     (1,060,000)C        7,572,581
  Interest.........................  10,218,555      3,186,000      5,952,066D        19,356,621
  Trading and transportation.......                 80,642,000                        80,642,000
                                     -----------   ------------   ------------      ------------
          Total expenses...........  54,889,313    110,014,000     13,474,591        178,377,904
                                     -----------   ------------   ------------      ------------
INCOME (LOSS) BEFORE INCOME
  TAXES............................     450,575     10,687,000    (12,496,107)        (1,358,532)
PROVISION (BENEFIT) FOR INCOME
  TAXES............................     176,419      4,016,000     (4,710,020)E         (517,601)
                                     -----------   ------------   ------------      ------------
NET INCOME (LOSS)..................  $  274,156    $ 6,671,000    $(7,786,087)      $   (840,931)
                                     ===========   ============   ============      ============
EARNINGS (LOSS) PER SHARE:
  Common and common equivalent
     shares........................  $     0.02    $      0.67                      $      (0.05)
                                     ===========   ============                     ============
  Common and common equivalent
     shares -- assuming full
     dilution......................  $     0.02    $      0.65                      $      (0.05)
                                     ===========   ============                     ============
WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING:
  Common and common equivalent
     shares........................  11,440,000      9,897,000      5,976,472I        17,416,472
                                     ===========   ============   ============      ============
  Common and common equivalent
     shares -- assuming full
     dilution......................  11,450,000     10,247,000      5,976,472I        17,426,472
                                     ===========   ============   ============      ============

        The accompanying Notes are an integral part of these Statements.

                               HS RESOURCES, INC.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                         WITH INITIAL BASIN ACQUISITION
                               DECEMBER 31, 1995

ASSETS

                                                    (HISTORICAL)
                                                    ------------      PRO FORMA       UNAUDITED
                                                        HSR          ADJUSTMENTS      PRO FORMA
                                                    ------------     -----------     ------------
CURRENT ASSETS..................................... $ 11,085,645     $        --     $ 11,085,645
                                                    ------------     -----------     ------------
OIL AND GAS PROPERTIES, at cost, using the full
  cost method:
  Undeveloped acreage..............................   26,778,702       1,500,000F      28,278,702
  Costs subject to depreciation, depletion and
     amortization..................................  341,382,375       4,920,000F     346,302,375
     Less -- accumulated depreciation, depletion
       and amortization............................  (89,350,067)             --      (89,350,067)
  Retained production payment......................                    7,200,000F       7,200,000
                                                    ------------     -----------     ------------
     Net oil and gas properties....................  278,811,010      13,620,000      292,431,010
                                                    ------------     -----------     ------------
  Gas gathering and other, net.....................   12,192,610              --       12,192,610
                                                    ------------     -----------     ------------
TOTAL ASSETS....................................... $302,089,265     $13,620,000     $315,709,265
                                                    ============     ===========     ============
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES................................ $ 27,200,319     $        --     $ 27,200,319
                                                    ------------     -----------     ------------
ACCRUED AD VALOREM TAXES...........................    6,574,405         812,326F       7,386,731
MINORITY INTEREST..................................
LONG-TERM BANK DEBT, net of current portion........   51,000,000      12,807,674G      63,807,674
9 7/8% SENIOR SUBORDINATED NOTES, net of
  unamortized discount.............................   74,536,875              --       74,536,875
DEFERRED INCOME TAXES..............................   23,603,540              --       23,603,540
                                                    ------------     -----------     ------------
STOCKHOLDERS' EQUITY...............................  119,174,126              --      119,174,126
                                                    ------------     -----------     ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY......... $302,089,265     $13,620,000     $315,709,265
                                                    ============     ===========     ============

        The accompanying Notes are an integral part of these Statements.

                               HS RESOURCES, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                         WITH INITIAL BASIN ACQUISITION
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                       HISTORICAL
                                                       ----------      PRO FORMA       UNAUDITED
                                                          HSR         ADJUSTMENTS      PRO FORMA
                                                       ----------     -----------     -----------
REVENUES:
  Oil and gas sales..................................  $53,394,029     $      --      $53,394,029
  Other gas revenues.................................   1,782,349        377,304A       2,159,653
  Trading and transportation.........................
  Interest and other income..........................     163,510        564,055J         727,565
                                                       -----------      --------      -----------
          Total revenues.............................  55,339,888        941,359       56,281,247
                                                       -----------      --------      -----------
EXPENSES:
  Production taxes...................................   4,050,483             --        4,050,483
  Lease operating....................................   9,935,809             --        9,935,809
  Depreciation, depletion and amortization...........  26,608,885             --       26,608,885
  General and administrative.........................   4,075,581             --        4,075,581
  Interest...........................................  10,218,555        833,578D      11,052,133
  Trading and transportation.........................          --             --               --
                                                       -----------      --------      -----------
          Total expenses.............................  54,889,313        833,578       55,722,891
                                                       -----------      --------      -----------
INCOME (LOSS) BEFORE INCOME TAXES....................     450,575        107,781          558,356
PROVISION (BENEFIT) FOR INCOME TAXES.................     176,419         36,315E         212,734
                                                       -----------      --------      -----------
NET INCOME (LOSS)....................................  $  274,156      $  71,466      $   345,622
                                                       ===========      ========      ===========
EARNINGS (LOSS) PER SHARE:
  Common and common equivalent shares................  $     0.02                     $      0.03
                                                       ===========                    ===========
  Common and common equivalent shares -- assuming
     full dilution...................................  $     0.02                     $      0.03
                                                       ===========                    ===========
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
  Common and common equivalent shares................  11,440,000             --       11,440,000
                                                       ===========      ========      ===========
  Common and common equivalent shares -- assuming
     full dilution...................................  11,450,000             --       11,450,000
                                                       ===========      ========      ===========

        The accompanying Notes are an integral part of these Statements.

                               HS RESOURCES, INC.

                     NOTES TO UNAUDITED PROFORMA CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS

     (A) Record estimated income from the monetization of Section 29 tax credits generated from the assets acquired in the Basin Acquisitions. The estimated qualifying production is approximately 869,000 mcf for the Initial Basin Acquisition and 3,856,000 mcf for the Second Basin Acquisition. No tax credits are anticipated from Tide West production.

     (B) Record the elimination of Tide West's accumulated depreciation, depletion and amortization (DD&A) and record consolidated DD&A expense on the assets acquired. Pro forma DD&A expense on proved oil and gas properties is computed by combining HSR's net unamortized costs of proved properties plus the portion of the purchase price and transaction costs allocated to proved properties and using the units-of-production method based on estimates of total proved reserves. The DD&A rate is approximately 5.6% for the Initial Basin Acquisition, 6.4% for the Second Basin Acquisition and 5.4% for the Merger.

     (C) Record estimated reduction in general and administrative (G&A) expense resulting from elimination of Tide West salaries and bonuses attributable to three senior executives.

     (D) Record elimination of Tide West interest expense and record interest expense related to debt necessary to finance the Merger and Basin Acquisitions, using HSR's average rate during 1995 of 7.32%. Interest was calculated on new debt of approximately $12,800,000 for the Initial Basin Acquisition, $42,800,000 for both the Initial and Second Basin Acquisitions, $108,400,000 for the Initial Basin Acquisition and the Merger and $138,300,000 for the Initial Basin Acquisition, the Second Basin Acquisition and the Merger. Interest was capitalized on undeveloped property costs as appropriate.

     (E) Record the tax effect of the acquisition assuming a combined federal and state effective tax rate of 38.1%

     (F) Record cost of the oil and gas properties, retained production payment and production tax liability assumed by HSR in connection with the Basin Acquisitions and Merger.

     (G) Record the bank financing obtained or assumed related to the acquisition of oil and gas properties.

     (H) Record additional deferred taxes resulting from the acquisition of Tide West oil and gas properties. These deferred taxes are a result of the difference between the book and tax basis of the Tide West assets, the need to gross up the book property costs and the resulting deferred tax liability.

     (I) Adjustment to the historical cost of Tide West's Stockholders' Equity and to record the issuance of 5,976,472 additional HSR shares valued at $10.25 per share less related transaction costs.

     (J) Record interest income on retained production payment at the rate of 8.5% on principal balances of $7,200,000 for the Initial Basin Acquisition and $16,600,000 for the Second Basin Acquisition.

     (K) Record reduction in long term debt repaid with Tide West cash.

                        DESCRIPTION OF HSR CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     The authorized capital stock of HSR consists of (a) 30,000,000 shares of HSR Common Stock and (b) 15,000,000 shares of preferred stock, par value $.001 per share, issuable in series ("HSR Preferred Stock"). No class of capital stock of HSR entitles the holder thereof to any preemptive rights to purchase or subscribe for shares of any class or any other securities.

     The following description of the capital stock of HSR is subject to the detailed provisions of HSR's Amended and Restated Certificate of Incorporation, as amended (the "HSR Charter"), and bylaws as currently in effect (the "HSR Bylaws"). This description does not purport to be complete or to give full effect to the terms of the provisions of statutory or common law and is subject to, and qualified in its entirety by reference to, the HSR Charter, the HSR Bylaws and the Rights Agreement, dated as of February 28, 1996, between HSR and Harris Trust Company of California (the "HSR Rights Agreement"), all of which are filed as exhibits to the HSR 1995 Form 10-K and are incorporated herein by reference.

HSR COMMON STOCK

     All issued and outstanding shares of HSR Common Stock are validly issued, fully paid and nonassessable, and all shares of HSR Common Stock issued in connection with the Merger will likewise be validly issued, fully paid and nonassessable. The holders of HSR Common Stock are entitled to one vote for each share held on all matters submitted to a vote of common stockholders. The HSR Common Stock does not have cumulative voting rights. Each share of HSR Common Stock is entitled to participate equally in dividends, as and when declared by the HSR Board, and in the distribution of assets in the event of liquidation, subject in all cases to any prior rights of outstanding shares of HSR Preferred Stock. The shares of HSR Common Stock have no preemptive or conversion rights, redemption rights or sinking fund provisions.

     The outstanding shares of HSR Common Stock are listed on the NYSE and trade under the symbol "HSE." Harris Savings and Trust is the transfer agent, registrar and dividend disbursing agent for the HSR Common Stock.

HSR PREFERRED STOCK

     Under the HSR Charter, the HSR Board is authorized, without further stockholder action, to provide for the issuance of up to 15,000,000 shares of HSR Preferred Stock in one or more series. The rights, preferences, privileges and restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, of the HSR Preferred Stock of each series will be fixed or designated by the HSR Board pursuant to a certificate of designations without stockholder approval. As of the date of this Joint Proxy Statement/Prospectus, no shares of HSR Preferred Stock have been issued.

     On February 28, 1996, the HSR Board declared a dividend distribution of one Preferred Stock Purchase Right (an "HSR Right") for each outstanding share of HSR Common Stock. The description and terms of the HSR Rights are set forth in the HSR Rights Agreement. The distribution was made as of March 14, 1996, to stockholders of record on that date. Each HSR Right entitles the registered holder of HSR Common Stock to purchase from HSR one one-hundredth ( 1/100) of a share of HSR Preferred Stock, designated as Series A Junior Preferred Stock, at a price of $60.00 per one one-hundredth ( 1/100) of a share. The HSR Rights will expire at the close of business on March 14, 2006, unless earlier redeemed by HSR, as described in the HSR Rights Agreement.

     Initially, the HSR Rights will not be exercisable or represented by a separate certificate but will trade together with the HSR Common Stock. The HSR Rights, unless redeemed prior thereto, become exercisable only upon the close of business on the day which is the earlier of (a) the tenth day after a public announcement that a person or group of affiliated or associated persons, with certain exceptions as noted in the HSR Rights Agreement, has acquired beneficial ownership of 15% or more of HSR's voting stock (an "Acquiring Person") or (b) the tenth business day (or such later date as may be determined by the HSR

Board prior to such time as any person or group of affiliated persons becomes an Acquiring Person) after the commencement or announcement of an intention to commence a tender or exchange offer, the consummation of which would result in the ownership of 30% or more of HSR's voting stock (even if no stock is actually purchased pursuant to such offer). An Acquiring Person does not include, among others, NGP upon its acquisition of beneficial ownership of 20.193% of the voting stock of HSR pursuant to the Merger Agreement; provided, that NGP will thereafter become an Acquiring Person upon the acquisition of additional voting stock of HSR so that NGP, together with its affiliates and associates, is the beneficial owner of 22.193% or more of the voting stock of HSR; provided, further, that in the event NGP does not acquire voting stock of HSR pursuant to the Merger Agreement, NGP will nonetheless become an Acquiring Person if it, together with its affiliates and associates, will be the beneficial owner of 15% or more of the voting stock of HSR. All further issuances of HSR Common Stock (including the HSR Common Stock to be issued in connection with the Merger) will include HSR Rights.

     For as long as the HSR Rights are redeemable pursuant to the terms of the HSR Rights Agreement, HSR may, except with respect to the redemption price or date of expiration of the HSR Rights, amend the HSR Rights in any manner, including an amendment to extend the time period in which the HSR Rights may be redeemed. At any time when the HSR Rights are not then redeemable, HSR may amend the HSR Rights in any manner that does not materially adversely affect the interests of holders of the HSR Rights as such. Amendments to the HSR Rights Agreement from and after the time that any Person (as defined in the HSR Rights Agreement) becomes an Acquiring Person requires the approval of a majority of the Continuing Directors (as defined in the HSR Rights Agreement).

     A copy of the HSR Rights Agreement has been filed with the Commission as an Exhibit to a Registration Statement on Form 8-A, dated February 28, 1996. A copy of the HSR Rights Agreement is available from the Commission. This summary description of the HSR Rights does not purport to be complete and is qualified in its entirety by reference to the HSR Rights Agreement. See "Incorporation of Documents by Reference."

                     DESCRIPTION OF TIDE WEST CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     The authorized capital stock of Tide West consists of (a) 20,000,000 shares of Tide West Common Stock and (b) 20,000,000 shares of preferred stock, par value $.01 per share, issuable in series ("Tide West Preferred Stock"). No class of capital stock of Tide West entitles the holder thereof to any preemptive rights to purchase or subscribe for shares of any class or any other securities, other than as the Tide West Board may determine.

     The following description of the capital stock of Tide West is subject to the detailed provisions of Tide West's Certificate of Incorporation, as amended (the "Tide West Charter"), and bylaws as currently in effect (the "Tide West Bylaws"). This description does not purport to be complete or to give full effect to the terms of the provisions of statutory or common law and is subject to, and qualified in its entirety by reference to, the Tide West Charter and the Tide West Bylaws, which are filed as exhibits to the Tide West 1995 Form 10-K, which is incorporated into this Joint Proxy Statement/Prospectus by reference.

TIDE WEST COMMON STOCK

     All issued and outstanding shares of Tide West Common stock are validly issued, fully paid and nonassessable. The holders of Tide West Common Stock are entitled to one vote for each share held on all matters submitted to a vote of common stockholders. The Tide West Common Stock does not have cumulative voting rights. Each share of Tide West Common Stock is entitled to participate equally in dividends, as and when declared by the Tide West Board, and in the distribution of assets in the event of liquidation, subject in all cases to any prior rights of outstanding shares of Tide West Preferred Stock. The shares of Tide West Common Stock have no preemptive or conversion rights, redemption rights or sinking fund provisions.

     The outstanding shares of Tide West Common Stock are listed on Nasdaq and trade under the symbol "TIDE." The First National Bank of Boston is the transfer agent, registrar and dividend disbursing agent for the Tide West Common Stock.

TIDE WEST PREFERRED STOCK

     Pursuant to the Tide West Charter, Tide West is authorized to issue up to 20,000,000 shares of Tide West Preferred Stock, and the Tide West Board by resolution may establish one or more classes or series of Tide West Preferred Stock having the number of shares, designations, relative voting rights, dividend rights, liquidation and other rights, preferences and limitations that the Tide West Board fixes without any stockholder approval. As of the date of this Joint Proxy Statement/Prospectus, no shares of Tide West Preferred Stock have been issued and no series of Tide West Preferred Stock has been designated by the Tide West Board.

                        COMPARISON OF STOCKHOLDER RIGHTS

     As a result of the Merger, holders of Tide West Common Stock (other than Dissenting Stockholders) will become stockholders of HSR, and the rights of all such former Tide West stockholders will thereafter be governed by the HSR Charter, the HSR Bylaws and the HSR Rights Agreement. The following is a summary comparison of the material differences between the rights of holders of HSR Common Stock and holders of Tide West Common Stock. Because both Tide West and HSR are organized and exist under Delaware law and are subject to the corporate laws of Delaware, these differences arise from various provisions of the certificates of incorporation and bylaws of the two companies. This summary is qualified in its entirety by reference to the full text of the HSR Charter, the HSR Bylaws, the HSR Rights Agreement, the Tide West Charter and the Tide West Bylaws. For information as to how to obtain copies of such documents, see "Incorporation of Documents by Reference."

                      CLASSIFICATION OF BOARD OF DIRECTORS

     HSR. The HSR Board is divided into         Tide West. Tide West does not have a
  three classes. The directors of each class    classified board of directors. Rather, all
are elected for three-year terms, with the      of the members of the Tide West Board are
terms of the three classes staggered so that    elected to serve one-year terms, at each
directors from a single class are elected at    annual meeting of stockholders.
each annual meeting of stockholders.

     Classification of directors has the effect of making it more difficult for stockholders to change the composition of the board of directors. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in the majority of the HSR Board. Such a delay may help ensure that the HSR directors, if confronted by a stockholder attempting to force a proxy contest, a tender or exchange offer or other extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interests of the stockholders. The classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of HSR even though such a transaction could be beneficial to HSR and its stockholders. The classification of the HSR Board might also increase the likelihood that incumbent directors will retain their positions.

          NUMBER OF DIRECTORS; REMOVAL OF DIRECTORS; FILLING VACANCIES

     HSR. The HSR Bylaws provide that,          Tide West. The Tide West Bylaws provide that
  subject to any rights of holders of HSR       the number of directors of Tide West shall
Preferred Stock, the number of directors of     be fixed from time to time by the Tide West
HSR will be fixed from time to time by          Board pursuant to a resolution adopted by
action of not less than a majority of the       not less than a majority of the Tide West
HSR Board then in office, but in no event       directors present at any meeting at which a
may the number of directors be less than        quorum is present, but in no event may the
five nor more than nine. The HSR Board          number of directors be less than one nor
currently consists of five members, three of    more than twelve. The Tide West Board
whom are officers of HSR and the remaining      currently consists of seven members, three
two of whom are independent directors, one      of whom are officers of Tide West and the
of whom is a limited partner in the general     remaining four of whom are independent
partner of NGP.                                 directors. Of the independent directors, two
                                                are limited partners and one is the general
                                                partner in the general partner of NGP.

     The HSR Charter provides that              The Tide West Bylaws provide that
stockholders may remove a director of HSR       stockholders may remove a director of Tide
with or without cause at any time upon the      West, with or without cause, at any time
affirmative vote of one or more stockholders    upon the affirmative vote of holders of a
holding not less than 50% of the voting         majority of all the then outstanding shares
power of all the then outstanding shares of     of stock entitled to vote

stock entitled to vote generally in the         generally in the election of directors.
election of directors (the "HSR Voting
Stock").

     Any vacancies (including newly-created        The Tide West Bylaws provide that vacancies
directorships) will be filled only by the       (including newly-created directorships) may
affirmative vote of a majority of the           be filled by the vote of a majority of the
remaining directors. A director appointed to    directors then in office, though less than a
fill a vacancy created by the resignation or    quorum, or by a sole remaining director.
termination of a director will serve the        Each director so elected shall hold office
remainder of the term of the resigning or       until the next annual meeting of the
terminated director.                            stockholders and until his or her successor
                                                shall have been duly elected and shall
                                                qualifiy.

     The effect of the foregoing provisions could be to increase the likelihood that incumbent directors of HSR will retain their positions. In addition, the HSR Board, because of the provisions relating to the fixing of the number of directors and the filling of vacancies, could prevent any stockholder or group of stockholders from enlarging the HSR Board and filling the new directorships with such stockholder's or group's own nominees.

            STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS

     HSR. Action by stockholders of HSR may     Tide West. Action by stockholders of Tide
  be taken without a meeting of stockholders    West may be taken without a meeting of the
by written consent so long as one or more       stockholders by written consent so long as
stockholders holding at least 75% of the        the stock ownership represented by those
outstanding stock entitled to vote on such      consenting in writing to the action amounts
action at a meeting of stockholders consent     at least to the number of votes that would
in writing to such action. Special meetings     have been necessary to approve such action
of the stockholders may be called at any        at a meeting of stockholders. Special
time by HSR's President or Chairman of the      meetings of the stockholders may be called
Board, by a majority of the HSR Board or by     at any time by Tide West's President or
one or more stockholders holding not less       Chairman of the Board, a majority of the
than 50% of all of the outstanding stock        Tide West Board or one or more stockholders
entitled to vote on the business to be          holding not less than one-tenth of all of
transacted at such meeting, for any purpose     the outstanding stock entitled to vote on
or purposes for which meetings may be           the business to be transacted at such
lawfully held.                                  special meeting, for any purpose or purposes
                                                for which meetings may be lawfully called.

     The HSR provisions limiting stockholder action by written consent and limiting the ability to call special meetings could have the effect of delaying consideration of a stockholder proposal until the next annual meeting of stockholders. These provisions could also limit the ability of the holders of HSR Common Stock from unilaterally using the written consent procedure to take stockholder action.

                          BUSINESS AT ANNUAL MEETINGS

     HSR. Any business properly brought         Tide West. The Tide West Bylaws contain
  before an annual meeting of HSR               substantially similar provisions.
stockholders may be considered at such
meeting.

                            "FAIR PRICE" PROVISIONS

     HSR. The HSR Charter contains a "fair      Tide West. The Tide West Charter does not
  price" provision that requires the            have a provision similar or comparable to
affirmative vote of the holders of at least     the fair price provision of the HSR Charter.
66 2/3% of the HSR Voting Stock and the
affirmative vote of at least a majority of
the

HSR Common Stock to approve any merger,
consolidation, sale or lease of all or
substantially all of HSR's assets or certain other transactions involving a Related
Person (as defined below). For purposes of this fair price provision, a "Related
Person" is any person beneficially owning 5% or more of the HSR Voting Stock who is a party to the transaction at issue, or an affiliate of HSR who was the beneficial owner of more than 5% of the HSR Voting
Stock within the past two years and is a party to the transaction at issue. The approval of 66 2/3% of the HSR Voting Stock is not applicable to certain transactions, including those that are approved by at least two-thirds of HSR Disinterested
Directors (defined generally as those
members of the HSR Board who are not
affiliates or associates of the Related
Person and who were members of the HSR Board prior to the time that the Related Person became such) or that meet certain "fair price" criteria contained in the HSR
Charter.


     The "fair price" provision is intended to ensure that all stockholders receive equal treatment in the event of a tender or exchange offer and to protect stockholders against coercive or two-tiered takeover bids. Notwithstanding the foregoing, the provision could also have the effect of discouraging a third party from making a tender or exchange offer for HSR, even though such an offer might be beneficial to HSR and its stockholders.

                         "BLANK CHECK" PREFERRED STOCK

     HSR. Subject to certain limitations        Tide West. The Tide West Charter contains
  prescribed by law and the rules of the        substantially similar provisions relating to
NYSE, the HSR Board is authorized by the HSR    Tide West Preferred Stock. See "Description
Charter, without any approval or other          of Tide West Capital Stock -- Tide West
action by the HSR stockholders, to provide      Preferred Stock."
for the issuance of shares of HSR Preferred
Stock in one or more series, to establish
the number of shares of each such series and
to fix the designations, powers, preferences
and rights of the shares of each such series
and any qualifications, limitation or
restrictions thereof. See "Description of
HSR Capital Stock -- HSR Preferred Stock."

     Management of HSR believes that the ability of the HSR Board to issue one or more series of HSR Preferred Stock provides HSR with flexibility in structuring possible future financing and acquisitions and in meeting other corporate needs that might arise. Although the HSR Board has no intention at the present time of doing so, it could issue additional series of HSR Preferred Stock that could, depending on the terms of such series, further impede the completion of a merger, tender offer or other takeover attempt. The HSR Board will make any determination to issue such additional shares based on its judgment as to the best interests of HSR and its stockholders. The HSR Board, in so acting, could issue shares of HSR Preferred Stock having additional terms that discourage an acquisition attempt through which an acquiror may be able to change the composition of the HSR Board, including a tender offer or other transaction that some of the HSR stockholders might believe to be in their best interests or in which stockholders might receive a premium for the stock over the then current market price of such stock.

                   AMENDMENTS TO CERTIFICATE OF INCORPORATION

     HSR. The HSR Charter provides that         Tide West. Approval by the holders of a
  approval by the holders of at least           majority of the outstanding Tide West stock
two-thirds of the outstanding HSR Voting        entitled to vote is required to amend the
Stock is required to amend the HSR Charter.     Tide West Charter.
In addition, (a) approval by the holders of
at least 66 2/3% of the outstanding HSR
Voting Stock, together with approval by the
holders of at least 66 2/3% of the
outstanding HSR Common Stock or (b) approval
of at least two-thirds of all directors then
in office is required to amend the fair
price provisions described above.

     The provisions requiring the approval of holders of more than a majority of the outstanding HSR Voting Stock make it more difficult for stockholders to make changes in the HSR Charter, including changes designed to facilitate the exercise of control over HSR.

                        PREFERRED STOCK PURCHASE RIGHTS

     HSR. Pursuant to the HSR Rights            Tide West. Tide West does not have a rights
  Agreement, each HSR Right entitles a          agreement or other agreement or provisions
registered holder of HSR Common Stock to        similar to the HSR Rights Agreement.
purchase from HSR one one- hundredth (1/100)
of a share of HSR Preferred Stock,
designated as Series A Junior Preferred
Stock, at a price of $60.00 per one
one-hundredth (1/100) of a share. The HSR
Rights were issued to the HSR stockholders
of record on March 14, 1996.
     The HSR Rights, unless earlier redeemed
by the HSR Board, become exercisable upon
the close of business on the day which is
the earlier of (a) the tenth day following a
public announcement that a person or group
of affiliated or associated persons, with
certain exceptions set forth in the HSR
Rights Agreement, has become an Acquiring
Person, and (b) the tenth business day,
subject to certain restrictions, after a
tender or exchange offer has been announced
or commenced. Prior to this time, the HSR
Rights would not be exercisable, would not
be represented by a separate certificate and
would not be transferable apart from the HSR
Common Stock. NGP, subject to certain
conditions, is not an Acquiring Person. See
"Description of HSR Capital Stock -- HSR
Preferred Stock."

     The HSR Rights Agreement is designed to protect the stockholders of HSR in the event of an attempt to acquire control of HSR by discouraging transactions which are not on terms which deal fairly with all of its stockholders. The HSR Rights Agreement accomplishes this objective by encouraging anyone wishing to acquire control of HSR to negotiate with the HSR Board. The HSR Rights Agreement was implemented in February 1996 because HSR could be vulnerable to certain coercive takeover attempts that may deprive HSR stockholders of the opportunity to realize full value on their investment. Moreover, since numerous other publicly-owned U.S. companies have adopted similar protective measures, it is appropriate that HSR's stockholders be afforded similar protection. The distribution of the HSR Rights is not intended to prevent a takeover of HSR on terms beneficial to its stockholders and, in fact, will not do so. It may, however, deter an attempt to acquire HSR in a manner or on terms that the HSR Board determines not to be in the best interests of its stockholders, and it may render a change in control of HSR more difficult. The HSR Rights also are intended to protect HSR and its stockholders against unfair takeover tactics which often unfairly pressure stockholders to sell their investments at less than full value.

                         DELAWARE ANTI-TAKEOVER STATUTE

     HSR. HSR is a Delaware corporation and     Tide West. Tide West is also a Delaware
  is subject to Section 203 of the Delaware     corporation and is also subject to Section
Act. In general, Section 203 prevents an        203 of the Delaware Act, with generally the
"interested stockholder" (defined generally     same effect as that described for HSR. The
as a person owning 15% or more of the HSR       provisions of Section 203 will not apply to
Voting Stock) from engaging in a "business      the Merger because the Merger has been
combination" (as defined in Section 203)        approved by the Tide West Board.
with HSR for three years following the date
that person becomes an interested
stockholder unless (a) before that person
became an interested stockholder, the HSR
Board approved the transaction in which the
interested stockholder became an interested
stockholder or approved the business
combination, (b) upon completion of the
transaction that resulted in the interested
stockholder's becoming an interested
stockholder, the interested stockholder owns
at least 85% of the HSR Voting Stock
outstanding at the time the transaction
commenced (excluding stock held by directors
who are also officers of HSR and by employee
stock plans that do not provide employees
with the right to determine confidentially
whether shares held subject to the plan will
be tendered in a tender or exchange offer)
or (c) following the transaction in which
that person became an interested
stockholder, the business combination is
approved by the HSR Board and authorized at
a meeting of stockholders by the affirmative
vote of the holders of at least two-thirds
of the HSR Voting Stock not owned by the
interested stockholder.
     Under Section 203, these restrictions
also do not apply to certain business
combinations proposed by an interested
stockholder following the announcement or
notification of one of certain extraordinary
transactions involving HSR and a person who
was not an interested stockholder during the
previous three years or who became an
interested stockholder with the approval of
a majority of HSR's directors, if that
extraordinary transaction is approved or not
opposed by a majority of the directors who
were directors before any person became an
interested stockholder in the previous three
years or who were recommended for election
or elected to succeed such directors by a
majority of such directors then in office.

     Upon consummation of the Merger, NGP
  will be an "interested stockholder" for
purposes of Section 203.

     Under certain circumstances, Section 203, as described above, may make it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. The provision of Section 203 may encourage companies interested in acquiring HSR to negotiate in advance with the HSR Board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

                      LIMITATION OF LIABILITY OF DIRECTORS

     HSR. As permitted by Delaware law, the HSR Charter provides that a director will not be personally liable to HSR or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to HSR or its stockholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware Act (which concerns unlawful payments of dividends, stock purchases or redemptions) or (d) for any transaction from which the director derived an improper personal benefit.

     Tide West. The Tide West Charter contains a similar limitation on director liability.

     While these provisions provide directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, these provisions will have no effect on the availability of equitable remedies, such as an injunction or rescission based on a director's breach of his duty of care. The provisions described above apply to an officer of the corporation only if he is a director of the corporation and is acting in his capacity as a director and do not apply to officers who are not also directors.

                                 LEGAL MATTERS

     The validity of the securities to be issued in connection with the Merger will be passed upon for HSR by Akin, Gump, Strauss, Hauer & Feld, L.L.P., Dallas, Texas. The federal income tax consequences in connection with the Merger will be passed upon for Tide West by Conner & Winters, a Professional Corporation, Tulsa, Oklahoma. Robert A. Curry, a shareholder and director of Conner & Winters, is also a director of Tide West.

                                    EXPERTS

     The consolidated financial statements of Tide West incorporated in this Joint Proxy Statement/Prospectus by reference from the Tide West 1995 Form 10-K, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the 1993 change in the method of accounting for income taxes), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of HSR as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, incorporated herein by reference from the HSR 1995 Form 10-K, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report (which report expresses an unqualified opinion), which is incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The Statements of Revenues and Direct Operating Expenses for the Basin Acquisition Properties as of December 31, 1995 and 1994, and for each of the two years in the period ended December 31, 1995, included in this Joint Proxy Statement/Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

     The estimated reserve evaluations and related calculations of Netherland, Sewell set forth in this Joint Proxy Statement/Prospectus, and incorporated herein by reference from the Tide West 1995 Form 10-K, have been included herein, and have been so incorporated, in reliance upon the authority of such firm as experts in petroleum engineering.

     The estimated reserve evaluations and related calculations of Williamson set forth in this Joint Proxy Statement/Prospectus, and incorporated herein by reference from the HSR 1995 Form 10-K, have been included herein, and have been so incorporated, in reliance upon the authority of such firm as experts in petroleum engineering.

                            STOCKHOLDERS' PROPOSALS

     HSR has scheduled its 1996 Annual Meeting of Stockholders for             ,
1996, whether or not the Merger is consummated. Stockholder proposals intended
to be presented at that meeting must be submitted by             , 1996, for
consideration by HSR for possible inclusion in the proxy materials for that meeting.

     If the Merger is not consummated and the 1996 Annual Meeting of Stockholders of Tide West is to be held, the only stockholder proposals eligible to be considered for inclusion in the proxy materials for that meeting will be those that were duly submitted to Tide West by December 9, 1995, as provided in the 1995 Annual Meeting Proxy Statement of Tide West.

                      INDEX TO STATEMENTS OF REVENUES AND
                           DIRECT OPERATING EXPENSES

                           INITIAL BASIN ACQUISITION

                                                                                        PAGE
                                                                                        ----
Report of Independent Public Accountants..............................................  F-2
Statements of Revenues and Direct Operating Expenses for the Initial Basin Acquisition
  Properties..........................................................................  F-3
Notes to Statements of Revenues and Direct Operating Expenses for the Initial Basin
  Acquisition Properties..............................................................  F-4
                                  SECOND BASIN ACQUISITION
Report of Independent Public Accountants..............................................  F-6
Statements of Revenues and Direct Operating Expenses for the Second Basin Acquisition
  Properties..........................................................................  F-7
Notes to Statement of Revenues and Direct Operating Expenses for the Second Basin
  Acquisition Properties..............................................................  F-8

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To HS Resources, Inc.:

     We have audited the accompanying statements of revenues and direct operating expenses for the oil and gas properties acquired from Basin Exploration, Inc. ("Initial Basin Acquisition Properties") for each of the two years in the period ended December 31, 1995. These statements are the responsibility of HS Resources, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The statements of revenues and direct operating expenses for the Initial Basin Acquisition Properties were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in
Note 1, and are not intended to be a complete presentation of revenues and expenses.

     In our opinion, the statements referred to above present fairly, in all material respects, the revenues and direct operating expenses for the Initial Basin Acquisition Properties for each of the two years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Denver, Colorado
March 15, 1996

                               HS RESOURCES, INC.

              STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES
                         FOR THE OIL AND GAS PROPERTIES
                     ACQUIRED FROM BASIN EXPLORATION, INC.
                                 (IN THOUSANDS)

                                                                                YEAR ENDED
                                                                               DECEMBER 31,
                                                                            ------------------
                                                                             1995       1994
                                                                            ------     -------
Oil and Gas Revenues......................................................  $8,656     $11,445
Production Taxes..........................................................     639         805
Lease Operating Expenses..................................................   1,908       2,315
                                                                            ------     -------
Total Direct Operating Expenses...........................................   2,547       3,120
                                                                            ------     -------
Revenues in Excess of Direct Operating Expenses...........................  $6,109     $ 8,325
                                                                            ------     -------

       NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES FOR
        THE OIL AND GAS PROPERTIES ACQUIRED FROM BASIN EXPLORATION, INC.

1. BASIS OF PRESENTATION

     On March 15, 1996, HS Resources, Inc. (the "Company") completed the acquisition of Basin Exploration, Inc.'s interest in approximately 330 oil and gas properties located in the Denver-Julesburg Basin of Colorado. The acquisition had a January 1, 1996 effective date.

     The accompanying statements of revenues and direct operating expenses were derived from the historical accounting records of the acquired properties. The statements do not include depreciation, depletion and amortization, general and administrative, income tax or interest expenses as these costs may not be comparable to the expenses expected to be incurred.

2. SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED)

     Supplemental oil and gas reserve information related to the properties acquired from Basin Exploration, Inc. is reported in compliance with FASB Statement No. 69, "Disclosures about Oil and Gas Producing Activities." Net proved oil and gas reserves and the discounted future net cash flows related to those reserves were estimated by the Company's petroleum engineers as of January 1, 1996, the effective date of the acquisition. Information presented in that report was the basis for the net proved oil and gas reserve and standardized measure disclosures presented below. Since reserve evaluations for other periods had not been prepared, it was necessary to make certain assumptions and adjustments to prepare the following disclosures. However, the Company believes that the disclosures presented are adequate and are not misleading.

     The following tables set forth information for the years ended December 31, 1995 and 1994, with respect to changes in the acquired properties' proved reserves. Quantities of natural gas are expressed in this report in terms of thousand cubic feet (mcf). Oil is quantified in terms of barrels (bbls).

                                                                 YEAR ENDED         YEAR ENDED
                                                                DECEMBER 31,       DECEMBER 31,
                                                                    1995               1994
                                                               ---------------    ---------------
                                                                OIL      GAS       OIL      GAS
                                                               BBLS      MCF      BBLS      MCF
                                                               -----    ------    -----    ------
                                                                         (IN THOUSANDS)
Total proved reserves:
Beginning of year............................................  4,164    44,185    4,542    47,859
Production...................................................   (273)   (3,211)    (378)   (3,674)
Revisions of previous estimates..............................      0         0        0         0
Extensions, discoveries and other additions..................      0         0        0         0
Purchases of reserves in place...............................      0         0        0         0
Sale of reserves in place....................................      0         0        0         0
                                                               -------  -------   -------  -------

End of year..................................................  3,891    40,974    4,164    44,185
                                                               =======  =======   =======  =======

     At December 31, 1995 and 1994, proved developed reserves included 2,021,000 and 2,163,000, respectively, barrels of oil and 28,905,000 and 31,170,000, respectively, mcf of gas.

     Information with respect to the acquired properties' estimated discounted future net cash flows for the years ended December 31, 1995 and 1994 is as follows:

                                                                       YEAR ENDED      YEAR ENDED
                                                                      DECEMBER 31,    DECEMBER 31,
                                                                          1995            1994
                                                                      ------------    ------------
                                                                             (IN THOUSANDS)
Future cash inflows.................................................    $139,046        $134,798
Future production costs.............................................     (45,767)        (48,314)
Future development costs............................................     (18,844)        (18,844)
Future pre-tax cash flows...........................................      74,435          67,640
                                                                         -------         -------
Future income tax expense...........................................      (8,743)         (6,167)
                                                                         -------         -------
After-tax future net cash flows.....................................      65,692          61,473
10% annual discount.................................................     (34,433)        (23,573)
                                                                         -------         -------
Discounted future net cash flows....................................    $ 31,259        $ 37,900
                                                                         =======         =======

     As of December 31, 1995 and 1994, the oil and gas prices used in the determination of future cash flows were $19.10 and $1.659, and $15.592 and $1.809, per barrel and per mcf, respectively.

     Principal changes in the acquired properties' estimated discounted future net cash flows for the years ended December 31, 1995 and 1994 are as follows:

                                                                YEAR ENDED            YEAR ENDED
                                                             DECEMBER 31, 1995     DECEMBER 31, 1994
                                                             -----------------     -----------------
                                                                        (IN THOUSANDS)
Beginning of year..........................................      $  37,900              $29,146
  Oil and gas sales, net of production costs...............         (6,109)              (8,325)
  Sales of reserves in place, net..........................              0                    0
  Net change in prices and production costs................          8,407               (1,432)
  Extensions and discoveries less related costs............              0                    0
  Change in future development costs.......................              0                2,966
  Revision of previous quantity estimates..................             (2)                   0
  Purchases of reserves in place, net......................              0                    0
  Accretion of discount....................................          4,407                3,722
  Net change in income taxes...............................          2,192                4,790
  Changes in production rates and other....................        (15,536)               7,033
                                                                  --------             --------
End of Year................................................       $ 31,259             $ 37,900
                                                                  ========             ========

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To HS Resources, Inc.:

     We have audited the accompanying statements of revenues and direct operating expenses for the oil and gas properties to be acquired from Basin Exploration, Inc. ("Second Basin Acquisition Properties") for each of the two years in the period ended December 31, 1995. These statements are the responsibility of HS Resources, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The statements of revenues and direct operating expenses for the Second Basin Acquisition Properties were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in
Note 1, and are not intended to be a complete presentation of revenues and expenses.

     In our opinion, the statements referred to above present fairly, in all material respects, the revenues and direct operating expenses for the Second Basin Acquisition Properties for each of the two years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Denver, Colorado
March 15, 1996

                               HS RESOURCES, INC.

              STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES
                      FOR THE OIL AND GAS PROPERTIES TO BE
                     ACQUIRED FROM BASIN EXPLORATION, INC.
                                 (IN THOUSANDS)

                                                                               YEAR ENDED
                                                                               DECEMBER 31,
                                                                           -------------------
                                                                            1995        1994
                                                                           -------     -------
Oil and Gas Revenues.....................................................  $16,621     $18,995
Production Taxes.........................................................    1,290       1,421
Lease Operating Expenses.................................................    2,352       2,040
                                                                           -------     -------
Total Direct Operating Expenses..........................................    3,642       3,461
                                                                           -------     -------
Revenues in Excess of Direct Operating Expenses..........................  $12,979     $15,534
                                                                           =======     =======

                       NOTES TO STATEMENT OF REVENUES AND
            DIRECT OPERATING EXPENSES FOR THE OIL AND GAS PROPERTIES
                  TO BE ACQUIRED FROM BASIN EXPLORATION, INC.

1. BASIS OF PRESENTATION

     In February, 1996 HS Resources, Inc. (the "Company") entered into an agreement with Basin Exploration, Inc. ("Basin") to acquire the remainder of Basin's oil and gas properties in the Denver-Julesburg Basin of Colorado, subject to approval by the stockholders of Basin. If consummated, the acquisition will have an effective date of January 1, 1996.

     The accompanying statement of revenues and direct operating expenses was derived from the historical accounting records of the acquired properties. The statements do not include depreciation, depletion and amortization, general and administrative, income tax or interest expenses as these costs may not be comparable to the expenses expected to be incurred.

2. SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED)

     Supplemental oil and gas reserve information related to the properties acquired from Basin is reported in compliance with FASB Statement No. 69, "Disclosures about Oil and Gas Producing Activities." Net proved oil and gas reserves and the discounted future net cash flows related to those reserves were estimated by the Company's petroleum engineers as of January 1, 1996, the effective date of the acquisition. Information presented in that report was the basis for the net proved oil and gas reserve and standardized measure disclosures presented below. Since reserve evaluations for other periods had not been prepared, it was necessary to make certain assumptions and adjustments to prepare the following disclosures. However, the Company believes that the disclosures presented are adequate and are not misleading.

     The following tables set forth information for the years ended December 31, 1995 and 1994, with respect to changes in the proved reserves of the properties to potentially be acquired. Quantities of natural gas are expressed in this report in terms of thousand cubic feet (mcf). Oil is quantified in terms of barrels (bbls).

                                                           YEAR ENDED             YEAR ENDED
                                                        DECEMBER 31, 1995      DECEMBER 31, 1994
                                                       -------------------    -------------------
                                                       OIL BBLS    GAS MCF    OIL BBLS    GAS MCF
                                                       --------    -------    --------    -------
                                                                     (IN THOUSANDS)
Total proved reserves:
Beginning of year....................................    6,593     118,419      6,990     126,099
Production...........................................     (381)    (7,499 )      (396)    (7,680 )
Revisions of previous estimates......................        0          0           0          0
Extensions, discoveries and other additions..........        0          0           0          0
Purchases of reserves in place.......................        0          0           0          0
Sale of reserves in place............................        0          0           0          0
                                                         -----     -------      -----     -------
End of year..........................................    6,213     110,920      6,593     118,419
                                                         =====     =======      =====     =======

     At December 31, 1995 and 1994, proved developed reserves included 2,947,000 and 3,128,000, respectively, barrels of oil and 74,006,000 and 79,010,000, respectively, mcf of gas.

     Information with respect to the estimated discounted future net cash flows for the properties to potentially be acquired for the years ended December 31, 1995 and 1994 is as follows:

                                                                      YEAR ENDED       YEAR ENDED
                                                                     DECEMBER 31,     DECEMBER 31,
                                                                         1995             1994
                                                                     ------------     ------------
                                                                            (IN THOUSANDS)
Future cash inflows.................................................   $311,107         $297,533
Future production costs.............................................    (87,738)         (86,729)
Future development costs............................................    (53,337)         (53,337)
Future pre-tax cash inflows.........................................    170,032          157,467
Future income tax expense...........................................    (19,616)         (14,666)
                                                                       --------         --------
Future net cash flows...............................................    150,416          142,801
10% annual discount.................................................    (79,135)         (70,142)
                                                                       --------         --------
Discounted future net cash flows....................................   $ 71,281         $ 72,659
                                                                       ========         ========

     As of December 31, 1995 and 1994, the oil and gas prices used in the determination of future cash flows were $19.10 and $1.735, and $15.59 and $1.809, per barrel and per mcf, respectively.

     Principal changes in the estimated discounted future net cash flows for the properties to potentially be acquired for the years ended December 31, 1995 and 1994 are as follows:

                                                                      YEAR ENDED       YEAR ENDED
                                                                     DECEMBER 31,     DECEMBER 31,
                                                                         1995             1994
                                                                     ------------     ------------
                                                                            (IN THOUSANDS)
Beginning of year..................................................    $ 72,659         $ 63,938
  Oil and gas sales, net of production costs.......................     (12,979)         (15,534)
  Sales of reserves in place, net..................................           0                0
  Net change in prices and production costs........................      14,166              165
  Extensions and discoveries less related costs....................           0                0
  Change in future development costs...............................           2                0
  Revision of previous quantity estimates..........................           0                0
  Purchases of reserves in place, net..............................           0                0
  Accretion of discount............................................       8,732            8,161
  Net change in income taxes.......................................       5,788           10,054
  Changes in production rates and other............................     (17,085)           5,875
                                                                        -------          -------
End of year........................................................    $ 71,281         $ 72,659
                                                                        =======          =======

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER

     This Agreement and Plan of Merger (this "Agreement") is made and entered into as of the 25th day of February, 1996, by and among HS RESOURCES, INC. ("Parent"), a Delaware corporation; HSR ACQUISITION, INC. ("Merger Sub"), a Delaware corporation; and Tide West Oil Company ("Tide West"), a Delaware corporation.

                                    RECITALS

     A. The board of directors of each of Parent and Tide West has determined that it is in the best interests of its respective stockholders to approve the strategic alliance of Parent and Tide West by means of the merger of Tide West with and into Merger Sub upon the terms and subject to the conditions set forth in this Agreement.

     B. For federal income tax purposes, it is intended that such merger qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

     C. Parent, Merger Sub, and Tide West desire to make certain representations, warranties, covenants and agreements in connection with such merger and also to prescribe various conditions to such merger.

     NOW, THEREFORE, for and in consideration of the recitals and the mutual covenants and agreements set forth in this Agreement, the parties to this Agreement hereby agree as follows:

                                   ARTICLE 1

                                  DEFINITIONS

     1.1 DEFINED TERMS. As used in this Agreement, each of the following terms has the meaning given in this Section 1.1 or in the Sections referred to below:

     "AFFILIATE" means, with respect to any Person, each other Person that directly or indirectly (through one or more intermediaries or otherwise) controls, is controlled by, or is under common control with such Person.

     "AGREEMENT" means this Agreement and Plan of Merger, as amended, supplemented or modified from time to time.

     "ALLOCATED VALUES" means the allocation of values shown on SCHEDULE 1.1(A).

     "ALTERNATIVE PROPOSAL" has the meaning specified in Section 5.4(b).

     "ALTERNATIVE TRANSACTION" has the meaning specified in Section 5.4(d).

     "BANK CREDIT AGREEMENT" means (a) the Second Amended and Restated Credit Agreement, dated as of June 15, 1995, between Tide West, as borrower, and Union Bank, Den norske Bank AS, Colorado National Bank, and Texas Commerce Bank, National Association, as lenders (as amended and supplemented as of the date hereof), and/or (b) the Credit Agreement, dated as of December 20, 1993, between TWTT, as borrower, and Union Bank, Den norske Bank AS, and Colorado National Bank, as lenders (as amended and supplemented as of the date hereof).

     "CASH CONSIDERATION" means $8.75 less three percent of the amount by which the Market Price exceeds $10.50.

     "CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or any successor statutes and any regulations promulgated thereunder.

     "CERCLIS" means the Comprehensive Environmental Response, Compensation and Liability Information System List.

     "CERTIFICATE OF MERGER" means the certificate of merger, prepared and executed in accordance with the applicable provisions of the DGCL, filed with the Secretary of State of Delaware to reflect the consummation of the Merger.

     "CLOSING" means the closing of the Merger and the consummation of the other transactions contemplated by this Agreement.

     "CLOSING DATE" means the date on which the Closing occurs, which date shall be the first business day following the day on which both the Tide West Meeting and the Parent Meeting have been held (or such later date as is agreed upon by the parties).

     "CODE" means the Internal Revenue Code of 1986, as amended.

     "CONFIDENTIALITY AGREEMENT" means, collectively, the letter agreements dated November 28, 1995, and February 17, 1996, between Tide West and Parent relating to Tide West's furnishing of information to Parent and Parent's furnishing of information to Tide West in connection with Parent's and Tide West's evaluation of the possibility of the Merger.

     "CONVERSION NUMBER" means 0.6295.

     "DGCL" means the Delaware General Corporation Law.

     "DEFENSIBLE TITLE" means such right, title and interest that is (a) evidenced by an instrument or instruments filed of record in accordance with the conveyance and recording laws of the applicable jurisdiction to the extent necessary to prevail against competing claims of bona fide purchasers for value without notice and (b) subject to Permitted Encumbrances, free and clear of all Liens, claims, infringements, burdens or other defects.

     "DISCLOSURE SCHEDULE" means the DISCLOSURE SCHEDULE attached hereto and any documents listed on such DISCLOSURE SCHEDULE and expressly incorporated therein by reference.

     "DISSENTING STOCKHOLDER(S)" means holder(s) of Tide West Common Stock who have validly perfected appraisal rights under Section 262 of the DGCL.

     "DRACO" means Draco Petroleum, Inc., an Oklahoma corporation and a wholly-owned subsidiary of Tide West.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

     "EFFECTIVE TIME" has the meaning specified in Section 2.7.

     "ENVIRONMENTAL LAW" means any federal, state, local or foreign statute, code, ordinance, rule, regulation, policy, guideline, permit, consent, approval, license, judgment, order, writ, decree, common law, injunction or other authorization in effect on the date hereof or at a previous time applicable to Tide West's operations relating to (a) emissions, discharges, releases or threatened releases of Hazardous Materials into the natural environment, including into ambient air, soil, sediments, land surface or subsurface, buildings or facilities, surface water, groundwater, publicly-owned treatment works, septic systems or land; (b) the generation, treatment, storage, disposal, use, handling, manufacturing, transportation or shipment of Hazardous Materials;
(c) occupational health and safety; or (d) otherwise relating to the pollution of the environment, solid waste handling treatment or disposal, or operation or reclamation of oil and gas operations or mines.

     "EXCHANGE AGENT" means Harris Savings and Trust, the transfer agent for shares of Parent Common Stock.

     "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

     "EXCHANGE FUND" has the meaning specified in Section 2.5(a).

     "FAILURE AMOUNT" has the meaning specified in Section 6.2(a).

     "GAAP" means generally accepted accounting principles, as recognized by the U.S. Financial Accounting Standards Board (or any generally recognized successor).

     "GOVERNMENTAL ACTION" means any authorization, application, approval, consent, exemption, filing, license, notice, registration, permit or other requirement of, to or with any Governmental Authority.

     "GOVERNMENTAL AUTHORITY" means any national, state, county or municipal government, domestic or foreign, any agency, board, bureau, commission, court, department or other instrumentality of any such government, or any arbitrator in any case that has jurisdiction over any of the Tide West Companies, Parent or Merger Sub or any of their respective properties or assets.

     "HSR ACT" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     "HAZARDOUS MATERIAL" means (a) any "hazardous substance," as defined by CERCLA; (b) any "hazardous waste" or "solid waste," in either case as defined by the Resource Conservation and Recovery Act, as amended; (c) any solid, hazardous, dangerous or toxic chemical, material, waste or substance, within the meaning of and regulated by any Environmental Law; (d) any radioactive material, including any naturally occurring radioactive material, and any source, special or byproduct material as defined in 42 U.S.C. 2011 et seq. and any amendments or authorizations thereof; (e) any asbestos-containing materials in any form or condition; (f) any polychlorinated biphenyls in any form or condition; or (g) petroleum, petroleum hydrocarbons, or any fraction or byproducts thereof.

     "HORIZON" means Horizon Gas Partners, L.P., a Delaware limited partnership.

     "HYDROCARBON AGREEMENT" means any of the Hydrocarbon Sales Agreements, the Hydrocarbon Purchase Agreements and the Hydrocarbon Support Agreements.

     "HYDROCARBON PURCHASE AGREEMENT" means any sales agreement, purchase contract or marketing agreement that is currently in effect and under which any of the Tide West Companies is a buyer of Hydrocarbons for resale (other than purchase agreements entered into in the ordinary course of business with a term of three months or less, terminable without penalty on 30 days' notice or less, which provide for a price not greater than the market value price that would be paid pursuant to an arm's-length contract for the same term with an unaffiliated third party seller, and which do not obligate the purchaser to take any specified quantity of Hydrocarbons or to pay for any deficiencies in quantities of Hydrocarbons not taken).

     "HYDROCARBON SALES AGREEMENT" means any sales agreement, purchase contract or marketing agreement that is currently in effect and under which any of the Tide West Companies is a seller of Hydrocarbons (other than "spot" sales agreements entered into in the ordinary course of business with a term of three months or less, terminable without penalty on 30 days' notice or less, and which provide for a price not less than the market value price that would be received pursuant to an arms'-length contract for the same term with an unaffiliated third party purchaser).

     "HYDROCARBON SUPPORT AGREEMENT" means any gathering, transportation, treatment, compression, processing or similar agreement that is currently in effect and to which any of the Tide West Companies is a party (other than gathering, transportation, treatment, compression, processing and similar agreements that have been entered into in the ordinary course of business and which contain market value prices and terms of the type found in gathering, transportation, treatment, compression, processing and similar agreements entered into between unaffiliated parties in arm's-length transactions).

     "HYDROCARBONS" means oil, condensate, gas, casinghead gas and other liquid or gaseous hydrocarbons.

     "INDEMNIFIED PARTIES" has the meaning specified in Section 5.15.

     "LIEN" means any lien, mortgage, security interest, pledge, deposit, production payment, restriction, burden, encumbrance, rights of a vendor under any title retention or conditional sale agreement, or lease or other arrangement substantially equivalent thereto.

     "MAJOR TIDE WEST STOCKHOLDER" means Natural Gas Partners, L.P., a Delaware limited partnership.

     "MARKET PRICE" means the average of the per share closing sales prices of the Parent Common Stock on the NYSE (as reported by The Wall Street Journal, or if not so reported, by another authoritative source) over the 10 trading days immediately preceding the Closing Date.

     "MATERIAL" or "MATERIALLY" (whether or not capitalized) means circumstances or results having an economic effect in excess of $500,000, except as otherwise specified.

     "MATERIAL ADVERSE EFFECT" means (a) when used with respect to Tide West, a result or consequence that would materially adversely affect the condition (financial or otherwise), results of operations or business of the Tide West Companies (taken as a whole) or the aggregate value of their assets, would materially impair the ability of the Tide West Companies (taken as a whole) to own, hold, develop and operate their assets, or would impair Tide West's ability to perform its obligations hereunder or consummate the transactions contemplated hereby; and (b) when used with respect to Parent, a result or consequence that would materially adversely affect the condition (financial or otherwise), results of operations or business of Parent and the Parent Material Subsidiaries (taken as a whole) or the aggregate value of their assets, would materially impair the ability of Parent and the Parent Material Subsidiaries (taken as a whole) to own, hold, develop and operate their assets, or would impair Parent's or Merger Sub's ability to perform its respective obligations hereunder or consummate the transactions contemplated hereby.

     "MERGER" has the meaning specified in Section 2.1.

     "MERGER CONSIDERATION" means the sum of (a) the Cash Consideration plus (b) the product of the Conversion Number and the Market Price.

     "MERGER SUB" means HSR Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent.

     "MERGER SUB COMMON STOCK" means the common stock, par value $.001 per share, of Merger Sub.

     "MERRILL LYNCH" means Merrill Lynch, Pierce, Fenner & Smith Incorporated.

     "NYSE" means The New York Stock Exchange, Inc.

     "OIL AND GAS INTEREST(S)" means (a) direct and indirect interests in and rights with respect to oil, gas, mineral and related properties and assets of any kind and nature, direct or indirect, including working, royalty and overriding royalty interests, production payments, operating rights, net profits interests, other non-working interests and non-operating interests; (b) interests in and rights with respect to Hydrocarbons and other minerals or revenues therefrom and contracts in connection therewith and claims and rights thereto (including oil and gas leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, oil and gas sales, exchange and processing contracts and agreements and, in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions; (c) easements, rights of way, licenses, permits, leases, and other interests associated with, appurtenant to, or necessary for the operation of any of the foregoing; and (d) interests in equipment and machinery (including well equipment and machinery), oil and gas production, gathering, transmission, compression, treating, processing and storage facilities (including tanks, tank batteries, pipelines and gathering systems), pumps, water plants, electric plants, gasoline and gas processing plants, refineries and other tangible personal property and fixtures associated with, appurtenant to, or necessary for the operation of any of the foregoing. References in this Agreement to the "OIL AND GAS INTERESTS OF TIDE WEST" or "TIDE WEST'S OIL AND GAS INTERESTS" mean the collective Oil and Gas Interests of the Tide West Companies.

     "OWNERSHIP INTERESTS" means the ownership interests of Tide West in its assets, as set forth on Schedule 1.1(b).

     "PARENT" means HS Resources, Inc., a Delaware corporation.

     "PARENT CERTIFICATE" means a certificate representing shares of Parent Common Stock.

     "PARENT COMMON STOCK" means the common stock, par value $.001 per share, of Parent.

     "PARENT FINANCIAL STATEMENTS" means the audited and unaudited consolidated financial statements of Parent and its subsidiaries (including the related notes) included (or incorporated by reference) in Parent's Annual Report on Form 10-K for the year ended December 31, 1994, and Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, in each case as filed with the SEC.

     "PARENT MATERIAL SUBSIDIARY(IES)" means Resource Gathering Systems, Inc., Resolute Resources, Inc., Elk Exploration, Inc. and HS Partners, Inc.

     "PARENT MEETING" means the meeting of the stockholders of Parent called for the purpose of voting on the Tide West Proposal.

     "PARENT PREFERRED STOCK" means the preferred stock, par value $.001 per share, of Parent.

     "PARENT REPRESENTATIVE" means any director, officer, employee, agent, advisor (including legal, accounting and financial advisors), Affiliate or other representative of Parent or its subsidiaries.

     "PARENT SEC DOCUMENTS" has the meaning specified in Section 4.5.

     "PAYOUT BALANCES" has the meaning specified in Section 3.36.

     "PERMITTED ENCUMBRANCES" means (a) Liens for Taxes, assessments or other governmental charges or levies if the same shall not at the particular time in question be due and delinquent or (if foreclosure, distraint, sale or other similar proceedings shall not have been commenced or, if commenced, shall have been stayed) are being contested in good faith by appropriate proceedings and if any of the Tide West Companies shall have set aside on its books such reserves (segregated to the extent required by sound accounting practices) as may be required by or consistent with GAAP and, whether reserves are set aside or not, are listed on the DISCLOSURE SCHEDULE; (b) Liens of carriers, warehousemen, mechanics, laborers, materialmen, landlords, vendors, workmen and operators arising by operation of law in the ordinary course of business or by a written agreement existing as of the date hereof and necessary or incident to the exploration, development, operation and maintenance of Hydrocarbon properties and related facilities and assets for sums not yet due or being contested in good faith by appropriate proceedings, if any of the Tide West Companies shall have set aside on its books such reserves (segregated to the extent required by sound accounting practices) as may be required by or consistent with GAAP and, whether reserves are set aside or not, are listed on the DISCLOSURE SCHEDULE;
(c) Liens incurred in the ordinary course of business in connection with worker's compensation, unemployment insurance and other social security legislation (other than ERISA) which would not, individually or in the aggregate, result in a Material Adverse Effect on the Tide West Companies; (d) Liens incurred in the ordinary course of business to secure the performance of bids, tenders, trade contracts, leases, statutory obligations, surety and appeal bonds, performance and repayment bonds and other obligations of a like nature;
(e) Liens, easements, rights-of-way, restrictions, servitudes, permits, conditions, covenants, exceptions, reservations and other similar encumbrances incurred in the ordinary course of business or existing on property and not materially impairing the value of the assets of any of Tide West Companies or interfering with the ordinary conduct of the business of any of the Tide West Companies or rights to any of their assets; (f) Liens arising pursuant to
Section 9.319 of the Texas Business and Commerce Code and all other similar Liens created or arising by operation of law to secure a party's obligations as a purchaser of oil and gas; (g) all rights to consent by, required notices to, filings with, or other actions by Governmental Authorities to the extent customarily obtained subsequent to closing; (h) farmout, carried working interest, joint operating, unitization, royalty, overriding royalty, sales and similar agreements relating to the exploration or development of, or production from, Hydrocarbon properties entered into in the ordinary course of business and not in violation of Section 5.1(c), provided the effect thereof on the working and net revenue interest of Tide West has been properly reflected in the Ownership Interests; (i) any defects, irregularities or deficiencies in title to easements, rights-of-way or other surface use agreements that do not materially adversely affect the value of any asset of any of the Tide West Companies by an amount in excess of $10,000; (j) preferential rights to purchase and Third-Party Consents; (k) Liens arising under or created pursuant to either Bank Credit Agreement; and (l) Liens described on the DISCLOSURE SCHEDULE.

     "PERSON" means any natural person, corporation, company, limited or general partnership, joint stock company, joint venture, association, limited liability company, trust, bank, trust company, land trust, business trust or other entity or organization, whether or not a Governmental Authority.

     "PROXY STATEMENT/PROSPECTUS" means a joint proxy statement in definitive form relating to the Tide West Meeting and the Parent Meeting, which proxy statement will be included as a prospectus in the Registration Statement.

     "REGISTRATION STATEMENT" means the Registration Statement on Form S-4 to be filed by Parent in connection with the issuance of Parent Common Stock pursuant to the Merger.

     "RESERVE DATA VALUE" means the 10% present value of the proved reserves contained in Tide West's Oil and Gas Interests, as shown on the October 1, 1995, reserve report of Tide West.

     "RESPONSIBLE OFFICER" means, with respect to any corporation, the Chief Executive Officer, President or any Vice President of such corporation.

     "RETAINED EMPLOYEES" has the meaning specified in Section 5.16.

     "RODEN" means Roden Participants, Ltd., a Texas limited partnership.

     "SEC" means the Securities and Exchange Commission.

     "SECURITIES ACT" means the Securities Act of 1933, as amended.

     "SHARE PRICE" means the per share closing sales price of the Parent Common Stock on the NYSE (as reported by The Wall Street Journal, or if not so reported, by another authoritative source) on the day immediately preceding the Closing Date.

     "SURVIVING CORPORATION" has the meaning specified in Section 2.2.

     "TAX RETURNS" has the meaning specified in Section 3.16(a).

     "TAXES" means taxes of any kind, levies or other like assessments, customs, duties, imposts, charges or fees, including income, gross receipts, ad valorem, value added, excise, real or personal property, asset, sales, use, federal royalty, license, payroll, transaction, capital, net worth and franchise taxes, estimated taxes, withholding, employment, social security, workers compensation, utility, severance, production, unemployment compensation, occupation, premium, windfall profits, transfer and gains taxes or other governmental taxes imposed or payable to the United States or any state, local or foreign governmental subdivision or agency thereof, and in each instance such term shall include any interest, penalties or additions to tax attributable to any such Tax, including penalties for the failure to file any Tax Return or report.

     "THIRD-PARTY CONSENT" means the consent or approval of any Person other than Tide West, Parent or any Governmental Authority.

     "TIDE WEST" means Tide West Oil Company, a Delaware corporation.

     "TIDE WEST CERTIFICATE" means a certificate representing shares of Tide West Common Stock.

     "TIDE WEST COMMON STOCK" means the common stock, par value $.01 per share, of Tide West.

     "TIDE WEST COMMON STOCK WARRANT" means a common stock purchase warrant (issued and outstanding on the date hereof and at the Effective Time or subject to a Tide West Unit Warrant issued and outstanding on the date hereof and at the Effective Time) representing the right to purchase one-tenth of a share of Tide West Common Stock for an exercise price of $3.00, whether issued pursuant to the Warrant Agreement, dated as of June 21, 1991, between Tide West and American Securities Transfer, Incorporated (as amended or supplemented as of the date hereof) or upon exercise of a Tide West Unit Warrant.

     "TIDE WEST COMPANIES" means Tide West, TWTT and Draco.

     "TIDE WEST EMPLOYEE BENEFIT PLANS" has the meaning specified in Section 3.17(a).

     "TIDE WEST FINANCIAL STATEMENTS" means the audited and unaudited consolidated financial statements of Tide West and its subsidiaries (including the related notes) included (or incorporated by reference) in Tide West's Annual Report on Form 10-K for the year ended December 31, 1994, and Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, in each case as filed with the SEC.

     "TIDE WEST GUARANTY" means a guarantee by Tide West of TWTT's obligations under any Hydrocarbon Agreement or other natural gas purchase agreement.

     "TIDE WEST MATERIAL AGREEMENT(S)" means (a) any written or oral agreement, contract, commitment or understanding to which any of the Tide West Companies is a party, by which any of the Tide West Companies is directly or indirectly bound, or to which any asset of any of the Tide West Companies may be subject, involving total value or consideration in excess of $500,000, (b) either Bank Credit Agreement, and/or (c) the partnership agreement of Horizon, in each case as amended and supplemented as of the date hereof.

     "TIDE WEST MEETING" means the meeting of the stockholders of Tide West called for the purpose of voting on the Tide West Proposal.

     "TIDE WEST PERMITS" has the meaning specified in Section 3.11.

     "TIDE WEST PROPOSAL" means the proposal to approve this Agreement and the Merger, which proposal is to be presented to the stockholders of Tide West and Parent in the Proxy Statement/Prospectus.

     "TIDE WEST REPRESENTATIVE" means any director, officer, employee, agent, advisor (including legal, accounting and financial advisors), Affiliate or other representative of any of the Tide West Companies.

     "TIDE WEST SEC DOCUMENTS" has the meaning specified in Section 3.6.

     "TIDE WEST STOCK OPTION" means an option (issued and outstanding on the date hereof and immediately prior to the Effective Time) to acquire shares of Tide West Common Stock granted pursuant to the Tide West Oil Company 1991 Stock Option Plan.

     "TIDE WEST UNIT WARRANT" means a purchase warrant (issued and outstanding on the date hereof and at the Effective Time) representing the right to purchase a unit for an exercise price of $5.10, with each such unit consisting of two-tenths of a share of Tide West Common Stock and two Tide West Common Stock Warrants.

     "TIDE WEST WARRANT" means a Tide West Common Stock Warrant or a Tide West Unit Warrant.

     "TWTT" means Tide West Trading & Transport Company, an Oklahoma corporation and a wholly-owned subsidiary of Tide West.

     1.2 REFERENCES AND TITLES. All references in this Agreement to Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof. The words "THIS AGREEMENT," "HEREIN," "HEREBY," "HEREUNDER" and "HEREOF," and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words "THIS ARTICLE," "THIS SECTION" and "THIS SUBSECTION," and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur. The word "OR" is not exclusive, and the word "INCLUDING" (in its various forms) means "INCLUDING WITHOUT LIMITATION." Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

     As used in the representations and warranties contained in this Agreement, the phrase "TO THE KNOWLEDGE" of the representing party shall mean that Responsible Officers of such representing party, individually or collectively, either (a) know that the matter being represented and warranted is true and accurate or (b) have no reason, after reasonable inquiry, to believe that the matter being represented and warranted is not true and accurate.

                                   ARTICLE 2

                                   THE MERGER

     2.1 THE MERGER. Subject to the terms and conditions set forth in this Agreement, at the Effective Time, Tide West shall be merged with and into Merger Sub in accordance with the provisions of this Agreement. Such merger is referred to herein as the "MERGER."

     2.2 EFFECT OF THE MERGER. Upon the effectiveness of the Merger, the separate existence of Tide West shall cease and Merger Sub, as the surviving corporation in the Merger (the "SURVIVING CORPORATION"), shall continue its corporate existence under the laws of the State of Delaware. The Merger shall have the effects specified in this Agreement and the DGCL.

     2.3 GOVERNING INSTRUMENTS, DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION.

     (a) The certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until duly amended in accordance with its terms and applicable law; provided, however, that Article I thereof shall be amended and restated to read in its entirety as follows: "Article I: The name of the corporation is HSRTW, Inc."

     (b) The by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until duly amended in accordance with their terms and applicable law.

     (c) The directors and officers of Merger Sub at the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation from the Effective Time until their respective successors have been duly elected or appointed in accordance with the certificate of incorporation and by-laws of the Surviving Corporation and applicable law.

     2.4  EFFECT ON SECURITIES.

     (a) MERGER SUB STOCK. At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each share of Merger Sub Common Stock outstanding immediately prior to the Effective Time shall remain outstanding and continue as one share of capital stock of the Surviving Corporation and each certificate evidencing ownership of any such shares shall continue to evidence ownership of the same number of shares of the capital stock of the Surviving Corporation.

     (b) TIDE WEST SECURITIES.

          (i) TIDE WEST COMMON STOCK. At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof (but subject to the provisions of Section 2.5(e)), each share of Tide West Common Stock that is issued and outstanding immediately prior to the Effective Time (other than shares of Tide West Common Stock held by Dissenting Stockholders) shall be converted into the right to receive (A) shares of validly issued, fully paid and nonassessable Parent Common Stock, with each such share of Tide West Common Stock being converted into the fraction of a share of Parent Common Stock equal to the Conversion Number; and (B) cash in the amount of the Cash Consideration. Each share of Tide West Common Stock, when so converted, shall automatically be cancelled and retired, shall cease to exist and shall no longer be outstanding; and the holder of any certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the shares of Parent Common Stock to be issued in exchange therefor and the Cash Consideration (along with any cash in lieu of fractional shares of Parent Common Stock as provided in Section 2.5(e) and any unpaid dividends and distributions with respect to such shares of Parent Common Stock as provided in Section 2.5(c)), without interest, upon the surrender of such certificate in accordance with Section 2.5. The Cash Consideration shall be decreased in increments of $.01 and the Conversion Number shall be correspondingly increased for each such increment by an amount equal to $.01 divided by the Share Price (with the aggregate increase in the Conversion Number rounded to the fourth decimal point) to the extent necessary to cause "(A)" to be equal to or greater than 40 percent of "(B)" where (A) is the product of the Share Price and the number of shares of Parent Common Stock issued in the Merger (excluding those shares issued to any 5 percent shareholder of Tide West Common

     Stock as of the Closing Date that has not represented that as of such date it has no intention, plan or arrangement to dispose of any Parent Common Stock received in the Merger), and (B) is the sum of (i) the product determined in clause (A) (without applying the parenthetical exclusion in clause (A)), (ii) the amount of cash to be paid to holders of Tide West Common Stock pursuant to Section 2.4(b)(i) as Cash Consideration, and (iii) the amount of cash or other property to be paid to holders of Tide West Common Stock that exercise dissenter's rights as contemplated under Section 2.4(b)(v) which shall be assumed to be (on a per share basis) the greater of (I) the sum of the value of the Parent Common Stock (valued at the Share Price) and the Cash Consideration given per share of Tide West Common Stock and (II) the sum of $8.75 and the product of .6295 and the Share Price determined as if the date of this Agreement were the Closing Date; provided, however, if the adjustments to the Cash Consideration and the Conversion Number pursuant to the foregoing formulas would result in the issuance of more than 7,161,312 shares of Parent Common Stock under this
     Section 2.4(b)(i), then (i) adjustments to the Cash Consideration and the Conversion Number pursuant to the foregoing formulas shall first be determined so as to result in an issuance of 7,161,312 shares of Parent Common Stock, and (ii) based on the Conversion Number so determined, the Cash Consideration shall thereafter be reduced to the extent necessary so as to cause "(A)" to be equal to 40 percent of "(B)" using the actual Share Price.

          (ii) TIDE WEST TREASURY STOCK. At the Effective Time, by virtue of the Merger, all shares of Tide West Common Stock that are issued and held as treasury stock shall be cancelled and retired and shall cease to exist, and no shares of Parent Common Stock, Cash Consideration or other consideration shall be paid or payable in exchange therefor.

          (iii) TIDE WEST STOCK OPTIONS. Each Tide West Stock Option shall be or become fully vested prior to the Effective Time and, at the option of the holder thereof, either (A) shall be exercised immediately prior to the Effective Time; or (b) at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, shall be cancelled and converted into the right to receive, for each share of Tide West Common Stock with respect to which such Tide West Stock Option is exercisable, cash in an amount equal to the amount by which the Merger Consideration exceeds the per share exercise price of such Tide West Stock Option. The amounts so determined shall be paid to the holders of the Tide West Stock Options not later than three business days after the Effective Time.

          (iv) TIDE WEST WARRANTS. All Tide West Warrants shall remain outstanding following the Effective Time. At the Effective Time, by virtue of the Merger and without any action on the part of Tide West or any holder thereof, each Tide West Warrant shall be assumed by Parent and shall be exercisable on the same terms and conditions as apply immediately prior to the Effective Time, except as follows:

             (A) Each Tide West Common Stock Warrant shall be exercisable for that number of shares of Parent Common Stock and the amount of Cash Consideration into which the number of shares of Tide West Common Stock subject to such Tide West Common Stock Warrant immediately prior to the Effective Time would be converted under Section 2.4(b)(i); and

             (B) Each Tide West Unit Warrant shall be exercisable for (1) that number of shares of Parent Common Stock and the amount of Cash Consideration into which the number of shares of Tide West Common Stock subject to such Tide West Unit Warrant immediately prior to the Effective Time would be converted under Section 2.4(b)(i), plus (2) two Tide West Common Stock Warrants (with each such Tide West Common Stock Warrant representing the right to purchase that number of shares of Parent Common Stock and to receive that amount of Cash Consideration into which the number of shares of Tide West Common Stock subject to such Tide West Common Stock Warrant immediately prior to the Effective Time would be converted under Section 2.4(b)(i)).

          (v) Except as provided in this Section 2.4(b) or as otherwise agreed to by the parties, (A) the provisions of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Tide West Companies shall become null and void, and (B) the Tide West Companies shall use all reasonable efforts to ensure that, following the Effective Time, no holder of options or rights or any participant in any plan, program or arrangement shall have any right thereunder to acquire any equity securities of the Tide West Companies, Merger Sub, Parent or any direct or indirect subsidiary thereof.

          (vi) SHARES OF DISSENTING STOCKHOLDERS. Any issued and outstanding shares of Tide West Common Stock held by a Dissenting Stockholder shall be converted into the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the DGCL; provided, however, shares of Tide West Common Stock outstanding at the Effective Time and held by a Dissenting Stockholder who shall, after the Effective Time, withdraw his demand for appraisal or lose his right of appraisal as provided in the DGCL, shall be deemed to be converted, as of the Effective Time, into the right to receive the shares of Parent Common Stock and the amount of cash (without interest) specified in Section 2.4(b)(i) in accordance with the procedures specified in Section 2.5(b). Tide West shall give Parent (A) prompt notice of any written demands for appraisal, withdrawals of demands for appraisal and any other instruments served pursuant to the DGCL received by Tide West, and (B) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Tide West will not voluntarily make any payment with respect to any demands for appraisal and will not, except with the prior written consent of Parent, settle or offer to settle any such demands.

     2.5  EXCHANGE OF CERTIFICATES.

     (a) EXCHANGE FUND. Immediately after the Effective Time, Parent shall deposit with the Exchange Agent, for the benefit of the holders of shares of Tide West Common Stock and for exchange in accordance with this Agreement, certificates representing the shares of Parent Common Stock to be issued, and funds necessary to pay the Cash Consideration, in exchange for shares of Tide West Common Stock pursuant to Section 2.4(b)(i). Such shares of Parent Common Stock, together with any dividends or distributions with respect thereto (as provided in Section 2.5(c)) and such funds, are referred to herein as the "EXCHANGE FUND." The Exchange Agent, pursuant to irrevocable instructions consistent with the terms of this Agreement, shall deliver the Parent Common Stock and the Cash Consideration to be issued or paid pursuant to Section 2.4(b)(i) out of the Exchange Fund, and the Exchange Fund shall not be used for any other purpose whatsoever. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Parent Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect thereto for the account of Persons entitled thereto.

     (b) EXCHANGE PROCEDURES.

          (i) As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Tide West Certificate that, immediately prior to the Effective Time, represented shares of Tide West Common Stock, which was converted into the right to receive Parent Common Stock and Cash Consideration pursuant to Section 2.4(b)(i), a letter of transmittal to be used to effect the exchange of such Tide West Certificate for a Parent Certificate (and cash in lieu of fractional shares) and the Cash Consideration, along with instructions for using such letter of transmittal to effect such exchange. The letter of transmittal (or the instructions thereto) shall specify that delivery of any Tide West Certificate shall be effected, and risk of loss and title thereto shall pass, only upon delivery of such Tide West Certificate to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify.

          (ii) Upon surrender to the Exchange Agent of a Tide West Certificate for cancellation, together with a duly completed and executed letter of transmittal and any other required documents (including, in the case of any Person constituting an "affiliate" of Tide West for purposes of Rule 145(c) and (d) under the Securities Act, a written agreement from such Person as described in Section 5.10, if not theretofore delivered to Parent), (A) the holder of such Tide West Certificate shall be entitled to receive in exchange therefor a Parent Certificate representing the number of whole shares of Parent Common Stock and Cash Consideration that such holder has the right to receive pursuant to Section 2.4(b)(i), any cash in lieu of fractional shares of Parent Common Stock as provided in Section 2.5(e), and any unpaid dividends and distributions that such holder has the right to receive pursuant to Section 2.5(c) (after giving effect to any required withholding of taxes); and (B) the Tide West Certificate so surrendered

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

     shall forthwith be cancelled. No interest shall be paid or accrued on the Cash Consideration, cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to holders of Tide West Certificates.

          (iii) In the event of a transfer of ownership of Tide West Common Stock that is not registered in the transfer records of Tide West, a Parent Certificate representing the appropriate number of shares of Parent Common Stock and the appropriate Cash Consideration (along with any cash in lieu of fractional shares and any unpaid dividends and distributions that such holder has the right to receive) may be issued or paid to a transferee if the Tide West Certificate representing such shares of Tide West Common Stock is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

          (iv) Until surrendered as contemplated by this Section 2.5(b), each Tide West Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender a Parent Certificate representing shares of Parent Common Stock and Cash Consideration as provided in Section 2.4(b)(i) (along with any cash in lieu of fractional shares and any unpaid dividends and distributions).

     (c) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. No dividends or other distributions with respect to Parent Common Stock declared or made after the Effective Time with a record date after the Effective Time shall be paid to the holder of any unsurrendered Tide West Certificate. Subject to the effect of applicable laws, (i) at the time of the surrender of a Tide West Certificate for exchange in accordance with the provisions of this Section 2.5, there shall be paid to the surrendering holder, without interest, the amount of dividends or other distributions (having a record date after the Effective Time but on or prior to surrender and a payment date on or prior to surrender) theretofore paid with respect to the number of whole shares of Parent Common Stock that such holder is entitled to receive (less the amount of any withholding taxes that may be required with respect thereto); and (ii) at the appropriate payment date, there shall be paid to the surrendering holder, without interest, the amount of dividends or other distributions (having a record date after the Effective Time but on or prior to surrender and a payment date subsequent to surrender) payable with respect to the number of whole shares of Parent Common Stock that such holder receives (less the amount of any withholding taxes that may be required with respect thereto).

     (d) NO FURTHER OWNERSHIP RIGHTS IN TIDE WEST COMMON STOCK. All shares of Parent Common Stock issued, and the Cash Consideration paid, upon the surrender for exchange of shares of Tide West Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.5(c) or (e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Tide West Common Stock. After the Effective Time, there shall be no further registration of transfers on the Surviving Corporation's stock transfer books of the shares of Tide West Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, a Tide West Certificate is presented to the Surviving Corporation for any reason, it shall be cancelled and exchanged as provided in this Section 2.5.

     (e) TREATMENT OF FRACTIONAL SHARES. No Parent Certificates or scrip representing fractional shares of Parent Common Stock shall be issued in the Merger and, except as provided in this Section 2.5(e), no dividend or other distribution, stock split or interest shall relate to any such fractional share, and such fractional share shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of any fractional share of Parent Common Stock to which a holder of Tide West Common Stock would otherwise be entitled, such holder, upon surrender of a Tide West Certificate as described in this Section, shall be paid an amount in cash (without interest) determined by multiplying (i) the Market Price by (ii) the fraction of a share of Parent Common Stock to which such holder would otherwise be entitled, in which case Parent shall make available to the Exchange Agent, without regard to any other cash being provided to the Exchange Agent, the amount of cash necessary to make such payments.

     (f) TERMINATION OF EXCHANGE FUND. Any portion of the Exchange Fund and cash held by the Exchange Agent in accordance with the terms of this Section 2.5 that remains unclaimed by the former stockholders of Tide West for a period of one year following the Effective Time shall be delivered to Parent, upon demand. Thereafter, any former stockholders of Tide West who have not theretofore complied with the

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provisions of this Section 2.5 shall look only to Parent for payment of their claim for Parent Common Stock, the Cash Consideration, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock (all without interest).

     (g) NO LIABILITY. Neither Parent, Tide West, the Surviving Corporation, the Exchange Agent nor any other Person shall be liable to any former holder of shares of Tide West Common Stock for any amount properly delivered to any public official pursuant to any applicable abandoned property, escheat or similar law. Any amounts remaining unclaimed by former holders of Tide West Common Stock for a period of three years following the Effective Time (or such earlier date immediately prior to the time at which such amounts would otherwise escheat to or become property of any governmental entity) shall, to the extent permitted by applicable law, become the property of Parent, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

     (h) LOST, STOLEN, OR DESTROYED TIDE WEST CERTIFICATES. If any Tide West Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Tide West Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Tide West Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Tide West Certificate the shares of Parent Common Stock and the Cash Consideration (along with any cash in lieu of fractional shares pursuant to Section 2.5(e) and any unpaid dividends and distributions pursuant to Section 2.5(c)) deliverable with respect thereto pursuant to this Agreement.

     2.6 CLOSING. The Closing shall take place on the Closing Date at such time and place as is agreed upon by Parent and Tide West.

     2.7 EFFECTIVE TIME OF THE MERGER. The Merger shall become effective immediately when the Certificate of Merger is accepted for filing by the Secretary of State of Delaware or at such time thereafter as is provided in the Certificate of Merger (the "EFFECTIVE TIME"). As soon as practicable after the Closing, the Certificate of Merger shall be filed, and the Effective Time shall occur, on the Closing Date; provided, however, that the Certificate of Merger may be filed prior to the Closing Date or prior to the Closing so long as it provides for an effective time that occurs on the Closing Date immediately after the Closing.

     2.8 TAKING OF NECESSARY ACTION; FURTHER ACTION. Each of Parent, Merger Sub, and Tide West shall use all reasonable efforts to take all such actions as may be necessary or appropriate in order to effectuate the Merger under the DGCL as promptly as commercially practicable. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of either of Merger Sub or Tide West, the officers and directors of the Surviving Corporation are fully authorized, in the name of the Surviving Corporation or otherwise to take, and shall take, all such lawful and necessary action.

                                   ARTICLE 3

                  REPRESENTATIONS AND WARRANTIES OF TIDE WEST

     Tide West hereby represents and warrants to Parent and Merger Sub as follows:

     3.1 ORGANIZATION. Each of the Tide West Companies (a) is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, (b) has the requisite power and authority to own, lease and operate its properties and to conduct its business as it is presently being conducted, and (c) is duly qualified to do business as a foreign corporation, and is in good standing, in each jurisdiction where the character of the properties owned or leased by it or the nature of its activities makes such qualification necessary (except where any failure to be so qualified as a foreign corporation or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Tide West). Copies of the certificate or articles of incorporation and by-laws of each of the Tide West Companies have heretofore

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

been delivered to Parent, and such copies are accurate and complete as of the date hereof. Tide West has no corporate subsidiaries other than TWTT and Draco.

     3.2 PARTNERSHIPS. Tide West owns a limited partner interest in Horizon, such limited partner interest representing a "pre-payout" interest in the capital of Horizon of 95% and a "pre-payout" interest in the distributions, profits and losses of Horizon of 93%. Draco owns a limited partner interest in Roden, such limited partner interest representing a "pre-payout" interest in the capital and in the profits and losses of Roden of 17.93%. None of the Tide West Companies owns any general or limited partner interest in any general or limited partnership other than Horizon or Roden (other than joint venture, joint operating or ownership arrangements or tax partnerships entered into in the ordinary course of business or other partnerships that, individually or in the aggregate, are not material to the operations or business of the Tide West Companies, taken as a whole).

     3.3 AUTHORITY AND ENFORCEABILITY. Tide West has the requisite corporate power and authority to enter into and deliver this Agreement and (with respect to consummation of the Merger, subject to the valid approval of the Tide West Proposal by the stockholders of Tide West) to consummate the transactions contemplated hereby. The Board of Directors of Tide West has taken all necessary action to approve the transactions contemplated by the Agreement to Vote and Proxy of even date between Parent and the Major Tide West Stockholder pursuant to Section 203(a) of the DGCL. The execution and delivery of this Agreement and (with respect to consummation of the Merger, subject to the valid approval of the Tide West Proposal by the stockholders of Tide West) the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Tide West, including approval by the board of directors of Tide West, and no other corporate proceedings on the part of Tide West are necessary to authorize the execution or delivery of this Agreement or (with respect to consummation of the Merger, subject to the valid approval of the Tide West Proposal by the stockholders of Tide West) to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Tide West and (with respect to the Merger, subject to the valid approval of the Tide West Proposal by the stockholders of Tide West and assuming that this Agreement constitutes a valid and binding obligation of Parent and Merger Sub) constitutes a valid and binding obligation of Tide West enforceable against Tide West in accordance with its terms.

     3.4 NO VIOLATIONS. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance by Tide West with the provisions hereof will not, conflict with, result in any violation of or default (with or without notice or lapse of time or both) under, give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien on any of the properties or assets of any of the Tide West Companies under, any provision of (a) the certificate or articles of incorporation or by-laws of any of the Tide West Companies, (b) any loan or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise, license or other agreement or instrument applicable to any of the Tide West Companies, or (c) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Section 3.5 are duly and timely obtained or made, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to any of the Tide West Companies or any of their respective properties or assets, other than (y) in the case of clause (b) above, any such conflict, violation, default, right, loss or Lien that may arise under either Bank Credit Agreement or any Tide West Guaranty disclosed on the DISCLOSURE SCHEDULE, and (z) in the case of clause (b) or (c) above, any such conflict, violation, default, right, loss or Lien that, individually or in the aggregate, would not have a Material Adverse Effect on Tide West.

     3.5 CONSENTS AND APPROVALS. No consent, approval, order or authorization of, registration, declaration or filing with, or permit from, any Governmental Authority is required by or with respect to any of the Tide West Companies in connection with the execution and delivery of this Agreement by Tide West or the consummation by Tide West of the transactions contemplated hereby, except for the following: (a) any such consent, approval, order, authorization, registration, declaration, filing or permit which the failure to obtain or make would not, individually or in the aggregate, have a Material Adverse Effect on Tide West; (b) the filing of the Certificate of Merger with the Secretary of State of Delaware pursuant to the provisions of the DGCL; (c) the filing of a pre-merger notification report by Tide West under the HSR Act and the expiration or

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

termination of the applicable waiting period; (d) the filing with the SEC of the Proxy Statement/Prospectus and such reports under Section 13(a) of the Exchange Act and such other compliance with the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be so required; (e) such filings and approvals as may be required by any applicable state securities, "blue sky" or takeover laws or Environmental Laws; and (f) such filings and approvals as may be required by any foreign pre-merger notification, securities, corporate or other law, rule or regulation. No Third-Party Consent is required by or with respect to any of the Tide West Companies in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (w) any such Third-Party Consent which the failure to obtain would not, individually or in the aggregate, have a Material Adverse Effect on Tide West, (x) the valid approval of the Tide West Proposal by the stockholders of Tide West, (y) any consent, approval or waiver required by the terms of either Bank Credit Agreement, and (z) any consent, approval or waiver required by the terms of any Tide West Guaranty disclosed on the DISCLOSURE SCHEDULE.

     3.6 SEC DOCUMENTS. Tide West has made available to Parent a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Tide West with the SEC since December 31, 1993, and prior to the date of this Agreement (the "TIDE WEST SEC DOCUMENTS"), which are all the documents (other than preliminary material) that Tide West was required to file with the SEC since such date. As of their respective dates, the Tide West SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Tide West SEC Documents, and none of the Tide West SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     3.7 FINANCIAL STATEMENTS. The Tide West Financial Statements were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present, in accordance with applicable requirements of GAAP (in the case of the unaudited statements, subject to normal, recurring adjustments), the consolidated financial position of Tide West and its subsidiaries as of their respective dates and the consolidated results of operations and the consolidated cash flows of Tide West and its subsidiaries for the periods presented therein.

     3.8  CAPITAL STRUCTURE.

     (a) The authorized capital stock of Tide West consists of 20,000,000 shares of Tide West Common Stock and 20,000,000 shares of preferred stock, par value $.01 per share.

     (b) There are issued and outstanding (i) 9,787,628 shares of Tide West Common Stock, (ii) Tide West Stock Options relating to 937,840 shares of Tide West Common Stock, (iii) 2,796,600 Tide West Common Stock Warrants relating to 279,660 shares of Tide West Common Stock, and (iv) 140,000 Tide West Unit Warrants relating to 28,000 shares of Tide West Common Stock and 280,000 Tide West Common Stock Warrants (which, in turn, relate to 28,000 shares of Tide West Common Stock). No shares of Tide West Common Stock are held by Tide West as treasury stock.

     (c) Except as set forth in Section 3.8(b), there are outstanding (i) no shares of capital stock or other voting securities of Tide West, (ii) no securities of Tide West or any other Person convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of Tide West, and (iii) no subscriptions, options, warrants, calls, rights (including preemptive rights), commitments, understandings or agreements to which Tide West is a party or by which it is bound obligating Tide West to issue, deliver, sell, purchase, redeem or acquire shares of capital stock or other voting securities of Tide West (or securities convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of Tide West) or obligating Tide West to grant, extend or enter into any such subscription, option, warrant, call, right, commitment, understanding or agreement.

     (d) All outstanding shares of Tide West capital stock are validly issued, fully paid and nonassessable and not subject to any preemptive right.

     (e) All outstanding shares of capital stock and other voting securities of each of TWTT and Draco are owned by Tide West, free and clear of all Liens, claims and options of any nature (except for Permitted Encumbrances). There are outstanding (i) no securities of TWTT, Draco or any other Person convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of TWTT or Draco, and (ii) no subscriptions, options, warrants, calls, rights (including preemptive rights), commitments, understandings or agreements to which either TWTT or Draco is a party or by which it is bound obligating TWTT or Draco to issue, deliver, sell, purchase, redeem or acquire shares of capital stock or other voting securities of TWTT or Draco (or securities convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of TWTT or Draco) or obligating TWTT or Draco to grant, extend or enter into any such subscription, option, warrant, call, right, commitment, understanding or agreement.

     (f) Except as otherwise set forth in the DISCLOSURE SCHEDULE, there is no stockholder agreement, voting trust or other agreement or understanding to which Tide West is a party or by which it is bound relating to the voting of any shares of the capital stock of any of the Tide West Companies.

     3.9 NO UNDISCLOSED LIABILITIES. There are no liabilities of any of the Tide West Companies of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, that are reasonably likely to have a Material Adverse Effect on Tide West, other than (a) liabilities adequately provided for in the Tide West Financial Statements, (b) liabilities incurred in the ordinary course of business subsequent to September 30, 1995, and (c) liabilities under this Agreement.

     3.10 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as otherwise set forth in the DISCLOSURE SCHEDULE or as contemplated by this Agreement, to the knowledge of Tide West, since September 30, 1995, none of the Tide West Companies has done any of the following:

     (a) Discharged or satisfied any Lien or paid any obligation or liability, absolute or contingent, other than current liabilities incurred and paid in the ordinary course of business and consistent with past practices;

     (b) Paid or declared any dividends or distributions, purchased, redeemed, acquired or retired any indebtedness, stock or other securities from its stockholders or other securityholders, made any loans or advances or guaranteed any loans or advances to any Person (other than loans, advances or guaranties made in the ordinary course of business and consistent with past practices), or otherwise incurred or suffered to exist any liabilities (other than current liabilities incurred in the ordinary course of business and consistent with past practices);

     (c) Except for Permitted Encumbrances, suffered or permitted any Lien to arise or be granted or created against or upon any of its assets;

     (d) Cancelled, waived or released any rights or claims against, or indebtedness owed by, third parties;

     (e) Amended its certificate or articles of incorporation or by-laws;

     (f) Made or permitted any amendment, supplement, modification or termination of any Tide West Material Agreement;

     (g) Sold, leased, transferred, assigned or otherwise disposed of (i) any Oil and Gas Interests of Tide West that, individually or in the aggregate, were assigned a value in the Reserve Data Value of $100,000 or more, or (ii) any other assets that, individually or in the aggregate, had a value at the time of such lease, transfer, assignment or disposition of $50,000 or more (and, in each case where a sale, lease, transfer, assignment or other disposition was made, it was made for fair consideration in the ordinary course of business); provided, however, that this Section 3.10(g) shall not apply to Hydrocarbons sold in the ordinary course of business and consistent with past practices;

     (h) Made any investment in or contribution, payment, advance or loan to any Person (other than investments, contributions, payments or advances, or commitments with respect thereto, less than $100,000 in the aggregate, made in the ordinary course of business and consistent with past practices);

     (i) Paid, loaned or advanced (other than the payment, advance or reimbursement of expenses in the ordinary course of business) any amounts to, or sold, transferred or leased any of its assets to, or entered into any other transactions with, any of its Affiliates;

     (j) Made any material change in any of the accounting principles followed by it or the method of applying such principles;

     (k) Entered into any material transactions (other than this Agreement) except in the ordinary course of business and consistent with past practices;

     (l) Increased benefits or benefit plan costs or changed bonus, insurance, pension, compensation or other benefit plans or arrangements or granted any bonus or increase in wages, salary or other compensation or made any other change in employment terms to any officers, directors or employees of the Tide West Companies (except in the ordinary course of business and consistent with past practices);

     (m) Accelerated, terminated, modified, or cancelled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $100,000 to which any of the Tide West Companies is a party or by which any of them is bound;

     (n) Issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligations involving more than $100,000 in the aggregate (other than pursuant to the Bank Credit Agreement);

     (o) Delayed or postponed the payment of accounts payable and other liabilities outside the ordinary course of business;

     (p) Cancelled, compromised, waived, or released any right or claim (or series of related rights and claims) either involving more than $100,000 or outside the ordinary course of business;

     (q) Issued, sold, or otherwise disposed of any of its capital stock or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its capital stock;

     (r) Made any loan to, or entered into any other transaction with, any of its directors, officers, or employees outside the ordinary course of business;

     (s) Made or pledged to make any charitable or other capital contribution outside the ordinary course of business;

     (t) Expended or committed to expend capital in excess of $9,000,000;

     (u) Made any change in tax elections or the manner taxes are reported;

     (v) Entered into any Hydrocarbon sales or call arrangements not cancelable on 60 days' notice;

     (w) Entered into any swap, hedging or similar arrangements which remain open on the date hereof except as disclosed on the DISCLOSURE SCHEDULE;

     (x) Accelerated the vesting period of any option or warrant;

     (y) Otherwise been involved in any other material occurrence, event, incident, action, failure to act, or transaction outside the ordinary course of business involving any of the Tide West Companies;

     (z) Agreed, whether in writing or otherwise, to do any of the foregoing; or

     (aa) Suffered any Material Adverse Effect (other than changes or trends, including changes or trends in commodity prices, generally prevalent in or affecting the oil and gas industry).

     3.11 COMPLIANCE WITH LAWS, MATERIAL AGREEMENTS AND PERMITS. None of the Tide West Companies is in violation of, or in default in any material respect under, and no event has occurred that (with notice or the lapse of time or both) would constitute a violation of or default under, (a) its certificate or articles of incorporation or by-laws, (b) any applicable law, rule, regulation, order, writ, decree or judgment of any Governmental Authority, or (c) any Tide West Material Agreement, except (in the case of clause (b) or (c)

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

above) for any violation or default that would not, individually or in the aggregate, have a Material Adverse Effect on Tide West. Each of the Tide West Companies has obtained and holds all permits, licenses, variances, exemptions, orders, franchises, approvals and authorizations of all Governmental Authorities necessary for the lawful conduct of its business or the lawful ownership, use and operation of its assets ("TIDE WEST PERMITS"), except for Tide West Permits which the failure to obtain or hold would not, individually or in the aggregate, have a Material Adverse Effect on Tide West. Each of the Tide West Companies is in compliance with the terms of its Tide West Permits, except where the failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on Tide West. No investigation or review by any Governmental Authority with respect to any of the Tide West Companies is pending or, to the knowledge of Tide West, threatened, other than those the outcome of which would not, individually or in the aggregate, have a Material Adverse Effect on Tide West. To the knowledge of Tide West, no party to any Tide West Material Agreement is in material breach of the terms, provisions and conditions of such Tide West Material Agreement.

     3.12 GOVERNMENTAL REGULATION. Neither Tide West nor any subsidiary of Tide West is subject to regulation under the Public Utility Holding Company Act of 1935, the Federal Power Act, the Interstate Commerce Act, the Investment Company Act of 1940 or any state public utilities laws.

     3.13 LITIGATION. Except as otherwise set forth in the DISCLOSURE SCHEDULE, (a) no litigation, arbitration, investigation or other proceeding of any Governmental Authority is pending or, to the knowledge of Tide West, threatened against any of the Tide West Companies or their respective assets which, if adversely determined, could reasonably be expected to have a Material Adverse Effect on Tide West; (b) Tide West has no knowledge of any facts that are likely to give rise to any litigation, arbitration, investigation or other proceeding of any Governmental Authority which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Tide West; and (c) no Tide West Company is subject to any outstanding injunction, judgment, order, decree or ruling (other than routine oil and gas field regulatory orders). There is no litigation, proceeding or investigation pending or, to the knowledge of Tide West, threatened against or affecting any of the Tide West Companies that questions the validity or enforceability of this Agreement or any other document, instrument or agreement to be executed and delivered by Tide West in connection with the transactions contemplated hereby.

     3.14 NO RESTRICTIONS. Except as otherwise set forth in the DISCLOSURE SCHEDULE, none of the Tide West Companies is a party to (a) any agreement, indenture or other instrument that contains restrictions with respect to the payment of dividends or other distributions with respect to its capital, (b) any financial arrangement with respect to or creating any indebtedness to any Person (other than indebtedness reflected in the Tide West Financial Statements or indebtedness incurred in the ordinary course of business), (c) any agreement, contract or commitment relating to the making of any advance to, or investment in, any Person (other than advances in the ordinary course of business), (d) any guaranty or other contingent liability with respect to any indebtedness or obligation of any Person (other than guaranties undertaken in the ordinary course of business and other than the endorsement of negotiable instruments for collection in the ordinary course of business), or (e) any agreement, contract or commitment limiting in any respect its ability to compete with any Person or otherwise conduct business of any line or nature.

     3.15 TAX AUDITS AND SETTLEMENTS. Except as otherwise set forth in the DISCLOSURE SCHEDULE, none of the Tide West Companies is a party or subject to any unresolved or incomplete tax audit settlement.

     3.16  TAXES.

     (a) Each of the Tide West Companies and any affiliated, combined or unitary group of which any such corporation is or was a member has (i) timely filed all federal and all state, local and foreign returns, declarations, reports, estimates, information returns and statements ("TAX RETURNS") required to be filed by it with respect to any Taxes, (ii) timely paid all Taxes that are due and payable (except for Taxes that are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established) for which any of the Tide West Companies may be liable, and (iii) complied with all applicable laws, rules and regulations relating to the payment and withholding of Taxes, and has timely withheld from employee wages and paid over to the proper governmental authorities all amounts required to be so withheld and paid over.

     (b) Except as otherwise set forth in the DISCLOSURE SCHEDULE, (i) no audits or other administrative or court proceedings are presently pending with regard to any federal, state or local income or franchise Taxes for which any of the Tide West Companies would be liable, and (ii) there are no pending requests for rulings from any taxing authority, no outstanding subpoenas or requests for information by any taxing authority with respect to any Taxes, no proposed reassessments by any taxing authority of any property owned or leased, and no agreements in effect to extend the time to file any material Tax Return or the period of limitations for the assessment or collection of any material Taxes for which any of the Tide West Companies, as the case may be, would be liable.

     (c) Except as otherwise set forth in the DISCLOSURE SCHEDULE, (i) there are no liens on any of the assets of the Tide West Companies for unpaid taxes, other than liens for Taxes not yet due and payable, (ii) no Tide West Company has any liability under Treasury Regulation sec. 1.1502-6 or any analogous state, local or foreign law by reason of having been a member of any consolidated, combined or unitary group, other than the affiliated group of which Tide West is the common parent corporation, (iii) no Tide West Company has ever been included in an affiliated group of corporations within the meaning of Section 1504 of the Code other than the current affiliated group of which Tide West is the common parent corporation, and (iv) no Tide West Company is or has been a party to any tax sharing agreement between related corporations.

     (d) The amount of liability for unpaid Taxes of the Tide West Companies does not, in the aggregate, materially exceed the amount of the liability accruals for Taxes reflected on the Tide West Financial Statements. The deferred tax accounts are properly reflected in the Tide West Financial Statements.

     (e) Tide West has made available to Parent complete copies of all Tax Returns filed by the Tide West Companies with respect to any Taxes and all tax audit reports, work papers, statements of deficiencies, and closing or other agreements with respect thereto with respect to tax years 1993 and 1994.

     (f) Except as otherwise set forth in the DISCLOSURE SCHEDULE, (i) no Tide West Company is required to treat any of its assets as owned by another person for federal income tax purposes or as tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code, (ii) no Tide West Company has entered into any compensatory agreements which would result in a nondeductible expense pursuant to Section 280G of the Code, (iii) no election has been made under Section 338 of the Code and no events have occurred which would result in a deemed election under Section 338 of the Code with respect to any Tide West Company, (iv) no election has been made under Section 341(f) of the Code with respect to any Tide West Company, (v) no Tide West Company has participated in any international boycott as defined in Code Section 999, (vi) there are no outstanding balances of deferred gain or loss accounts with respect to any Tide West Company under Treas. Reg. sec.sec. 1.1502-13 or 1.1502-13T, (vii) no Tide West Company has made or will make any election under Treas. Reg. sec. 1.502-20(g)(1) with respect to the reattribution of net operating losses, (viii) no Tide West Company is subject to any arrangement treated as a partnership for federal income tax purposes, and (ix) no Tide West Company has or has ever conducted branch operations in any foreign country within the meaning of Treas. Reg.sec. 1.367(a)-6T.

     (g) The books and records of Tide West, including the Tax Returns made available to Parent, contain accurate and complete information with respect to:
(i) all material tax elections in effect with respect to the Tide West Companies, (ii) the current tax basis of the assets of the Tide West Companies,
(iii) any excess loss accounts of any Tide West Company (iv) the current and accumulated earnings and profits of Tide West, (v) the net operating losses and net capital losses of the Tide West Companies, the years that such net operating and net capital losses expire, and any restrictions to which such net operating and net capital losses are subject under any provision of the Code or consolidated return regulations, (vi) tax credit carryovers of the Tide West Companies, and (vii) any overall foreign losses to the Tide West Companies under
Section 904(f) of the Code.

     (h) The management of the Tide West Companies is unaware of any intention, plan or arrangement on behalf of any holder of Tide West Common Stock to make any disposition of the Parent Common Stock following the Effective Time.

     (i) No shareholder of Tide West that is a foreign corporation or a nonresident alien individual has owned as much as 5% of the outstanding stock of Tide West at any time during the five year period ending on the date hereof.

     3.17  EMPLOYEE BENEFIT PLANS.

     (a) The DISCLOSURE SCHEDULE sets forth a complete and accurate list of all "employee benefit plans," as defined in Section 3(3) of ERISA, including severance pay, sick leave, vacation pay, salary continuation for disability, compensation agreements, retirement, deferred compensation, bonus, long-term incentive, stock option, stock purchase, hospitalization, medical insurance, life insurance and scholarship programs maintained by any of the Tide West Companies or to which any of the Tide West Companies contributed or is obligated to contribute (the "TIDE WEST EMPLOYEE BENEFIT PLANS"). Except for the Tide West Employee Benefit Plans, none of the Tide West Companies maintains, or has any fixed or contingent liability with respect to, any employee benefit, pension or other plan that is subject to ERISA.

     (b) There is no material violation of ERISA with respect to the filing of applicable reports, documents and notices regarding any Tide West Employee Benefit Plan with any Governmental Authority or the furnishing of such documents to the participants or beneficiaries of the Tide West Employee Benefit Plans. With respect to the Tide West Employee Benefit Plans, there exists no condition or set of circumstances in connection with the Tide West Companies that could be expected to result in liability reasonably likely to have a Material Adverse Effect on the Tide West Companies under ERISA, the Code or any applicable law. With respect to the Tide West Employee Benefit Plans, individually and in the aggregate, there are no unfunded benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP, on the financial statements of the Tide West Companies, which obligations are reasonably likely to have a Material Adverse Effect on the Tide West Companies.

     (c) The Tide West Employee Benefit Plans have been maintained, in all material respects, in accordance with their terms and in accordance with all applicable federal and state laws, and neither Tide West, TWTT, Draco, nor any "party in interest" or "disqualified person" with respect to the Tide West Employee Benefit Plans, has engaged in any "prohibited transaction" within the meaning of Section 4975 of the Code.

     (d) Except as otherwise set forth in the DISCLOSURE SCHEDULE, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in any payment becoming due to any employee or group of employees of any of the Tide West Companies.

     3.18 EMPLOYMENT CONTRACTS AND BENEFITS. Except as otherwise set forth in the DISCLOSURE SCHEDULE or otherwise provided for in any Tide West Employee Benefit Plan, (a) none of the Tide West Companies is subject to or obligated under any consulting, employment, severance, termination or similar arrangement, any employee benefit, incentive or deferred compensation plan with respect to any Person, or any bonus, profit sharing, pension, stock option, stock purchase or similar plan or other arrangement or other fringe benefit plan entered into or maintained for the benefit of employees or any other Person, and (b) no employee of any of the Tide West Companies or any other Person owns, or has any right granted by any of the Tide West Companies to acquire, any interest in any of the assets or business of any of the Tide West Companies.

     3.19 LABOR MATTERS.

     (a) No employees of any of the Tide West Companies are represented by any labor organization. No labor organization or group of employees of any of the Tide West Companies has made a demand for recognition or certification as a union or other labor organization, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. There are no organizing activities involving any of the Tide West Companies pending with any labor organization or group of employees of any of the Tide West Companies.

     (b) Each of the Tide West Companies is in material compliance with all laws, rules, regulations and orders relating to the employment of labor, including all such laws, rules, regulations and orders relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health, workers' compensation and

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

the collection and payment of withholding or Social Security Taxes and similar Taxes, except where the failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on Tide West.

     3.20 ACCOUNTS RECEIVABLE. Except as otherwise set forth in the Disclosure Schedule, (a) all of the accounts, notes and loans receivable that have been recorded on the books of the Tide West Companies are bona fide and represent accounts, notes and loans receivable validly due for goods sold or services rendered and are reasonably expected to be collected in full within 90 days after the applicable invoice or note maturity date (other than such accounts, notes and loans receivable that, individually or in the aggregate, do not have a book value as of the date hereof in excess of $500,000); (b) except for Permitted Encumbrances, all of such accounts, notes and loans receivable are free and clear of any and all Liens and other adverse claims and charges, and none of such accounts, notes or loans receivable is subject to any offsets or claims of offset; and (c) none of the obligors on such accounts, notes or loans receivable has given notice to any of the Tide West Companies that it will or may refuse to pay the full amount or any portion thereof.

     3.21 INSURANCE. Each of the Tide West Companies maintains, and through the Closing Date will maintain, insurance with reputable insurers (or pursuant to prudent self-insurance programs) in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to those of the Tide West Companies and owning properties in the same general area in which the Tide West Companies conduct their businesses. Each of the Tide West Companies may terminate each of its insurance policies or binders at or after the Closing and will incur no penalties or other material costs in doing so. None of such policies or binders was obtained through the use of false or misleading information or the failure to provide the insurer with all information requested in order to evaluate the liabilities and risks insured. There is no material default with respect to any provision contained in any such policy or binder, nor has any of the Tide West Companies failed to give any notice or present any claim under any such policy or binder in due and timely fashion. There are no billed but unpaid premiums past due under any such policy or binder. Except as otherwise set forth in the DISCLOSURE SCHEDULE, (a) there are no outstanding claims under any such policies or binders and, to the knowledge of Tide West, there has not occurred any event that might reasonably form the basis of any claim against or relating to any of the Tide West Companies that is not covered by any of such policies or binders; (b) no notice of cancellation or non-renewal of any such policies or binders has been received; and (c) there are no performance bonds outstanding with respect to any of the Tide West Companies.

     3.22 INTANGIBLE PROPERTY. There are no material trademarks, trade names, patents, service marks, brand names, computer programs, databases, industrial designs, copyrights or other intangible property that are necessary for the operation, or continued operation, of the business of any of the Tide West Companies or for the ownership and operation, or continued ownership and operation, of any of their assets, for which the Tide West Companies do not hold valid and continuing authority in connection with the use thereof.

     3.23 TITLE TO ASSETS. The Tide West Companies (individually or collectively) have Defensible Title to all Oil and Gas Interests of Tide West included or reflected in the Ownership Interests and all of their other assets. Each Oil and Gas Interest included or reflected in the Ownership Interests entitles the Tide West Companies (individually or collectively) to receive not less than the undivided interest set forth in (or derived from) the Ownership Interests of all Hydrocarbons produced, saved and sold from or attributable to such Oil and Gas Interest, and the portion of the costs and expenses of operation and development of such Oil and Gas Interest that is borne or to be borne by the Tide West Companies (individually or collectively) is not greater than the undivided interest set forth in (or derived from) the Ownership Interests.

     3.24 OIL AND GAS OPERATIONS. Except as otherwise set forth in the DISCLOSURE SCHEDULE:

     (a) All wells included in the Oil and Gas Interests of Tide West have been drilled and (if completed) completed, operated and produced in accordance with generally accepted oil and gas field practices and in compliance in all material respects with applicable oil and gas leases and applicable laws, rules and regulations, except where any failure or violation could not reasonably be expected to have a Material Adverse Effect on Tide West; and

     (b) Proceeds from the sale of Hydrocarbons produced from Tide West's Oil and Gas Interests are being received by the Tide West Companies in a timely manner and are not being held in suspense for any reason (except for amounts, individually or in the aggregate, not in excess of $100,000 and held in suspense in the ordinary course of business).

     3.25 HYDROCARBON SALES AND PURCHASE AGREEMENTS. The DISCLOSURE SCHEDULE contains a complete list of the Hydrocarbon Agreements to which any of the Tide West Companies is a party involving total value or consideration in excess of $500,000. Except as otherwise set forth in the DISCLOSURE SCHEDULE, to the knowledge of Tide West, each of the Hydrocarbon Agreements is valid, binding and in full force and effect, and no party is in material breach or default of any Hydrocarbon Agreement, and no event has occurred that with notice or lapse of time (or both) would constitute a material breach or default or permit termination, modification or acceleration under any Hydrocarbon Agreement.

     3.26 FINANCIAL AND COMMODITY HEDGING. The DISCLOSURE SCHEDULE accurately summarizes the outstanding Hydrocarbon and financial hedging positions of the Tide West Companies (including fixed price controls, collars, swaps, caps, hedges and puts) as of the date reflected on the DISCLOSURE SCHEDULE.

     3.27 ENVIRONMENTAL MATTERS. Except as set forth in the Disclosure Schedule, to the knowledge of Tide West:

     (a) Each of the Tide West Companies has conducted its business and operated its assets, and is conducting its business and operating its assets, in material compliance with all Environmental Laws;

     (b) None of the Tide West Companies has been notified by any Governmental Authority or other third party that any of the operations or assets of any of the Tide West Companies is the subject of any investigation or inquiry by any Governmental Authority or other third party evaluating whether any material remedial action is needed to respond to a release or threatened release of any Hazardous Material or to the improper storage or disposal (including storage or disposal at offsite locations) of any Hazardous Material;

     (c) None of the Tide West Companies and no other Person has filed any notice under any federal, state or local law indicating that (i) any of the Tide West Companies is responsible for the improper release into the environment, or the improper storage or disposal, of any Hazardous Material, or (ii) any Hazardous Material is improperly stored or disposed of upon any property of any of the Tide West Companies;

     (d) None of the Tide West Companies has any material contingent liability in connection with (i) the release or threatened release into the environment at, beneath or on any property now or previously owned or leased by any of the Tide West Companies, or (ii) the storage or disposal of any Hazardous Material;

     (e) None of the Tide West Companies has received any claim, complaint, notice, inquiry or request for information involving any matter which remains unresolved as of the date hereof with respect to any alleged violation of any Environmental Law or regarding potential liability under any Environmental Law relating to operations or conditions of any facilities or property (including off-site storage or disposal of any Hazardous Material from such facilities or property) currently or formerly owned, leased or operated by any of the Tide West Companies;

     (f) No property now or previously owned, leased or operated by any of the Tide West Companies is listed on the National Priorities List pursuant to CERCLA or on the CERCLIS or on any other federal or state list as sites requiring investigation or cleanup;

     (g) None of the Tide West Companies is directly transporting, has directly transported, is directly arranging for the transportation of, or has directly transported, any Hazardous Material to any location which is listed on the National Priorities List pursuant to CERCLA, on the CERCLIS, or on any similar federal or state list or which is the subject of federal, state or local enforcement actions or other investigations that may lead to material claims against such company for remedial work, damage to natural resources or personal injury, including claims under CERCLA;

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

     (h) There are no sites, locations or operations at which any of the Tide West Companies is currently undertaking, or has completed, any remedial or response action relating to any such disposal or release, as required by Environmental Laws; and

     (i) All underground storage tanks and solid waste disposal facilities owned or operated by the Tide West Companies are used and operated in material compliance with Environmental Laws.

     3.28 BOOKS AND RECORDS. All books, records and files of the Tide West Companies (including those pertaining to Tide West's Oil and Gas Interests, wells and other assets, those pertaining to the production, gathering, transportation and sale of Hydrocarbons, and corporate, accounting, financial and employee records) (a) have been prepared, assembled and maintained in accordance with usual and customary policies and procedures and (b) fairly and accurately reflect the ownership, use, enjoyment and operation by the Tide West Companies of their respective assets.

     3.29 BROKERS. Except as set forth on the DISCLOSURE SCHEDULE, no broker, finder, investment banker or other Person is or will be, in connection with the transactions contemplated by this Agreement, entitled to any brokerage, finder's or other fee or compensation based on any arrangement or agreement made by or on behalf of Tide West and for which Parent, or any of the Tide West Companies will have any obligation or liability.

     3.30 VOTE REQUIRED. The affirmative vote of the holders of a majority of the outstanding shares of Tide West Common Stock is the only vote of the holders of any class or series of Tide West capital stock or other voting securities necessary to approve this Agreement, the Merger and the transactions contemplated hereby.

     3.31 MAINTENANCE OF MACHINERY. All equipment and machinery owned by any of the Tide West Companies has had reasonable and prudent maintenance, upkeep and repair since the date it was acquired by the Tide West Companies.

     3.32 GAS IMBALANCES. To the knowledge of Tide West, except as is reflected on the Disclosure Schedule, Tide West has received no deficiency payments under gas contracts for which any party has a right to take deficiency gas from Tide West, nor has Tide West received any payments for production which are subject to refund or recoupment out of future production.

     3.33 CALLS ON PRODUCTION. Except as reflected on the DISCLOSURE SCHEDULE, no party has a call or preferential right to purchase production from any of Tide West's Oil and Gas Interests.

     3.34  SECTION 29 CREDITS.  Tide West is entitled to tax credits under
Section 29 of the Code. The approximate amount of such credits is accurately reflected in the materials and information provided by Tide West to Parent.

     3.35 ROYALTIES. To the knowledge of Tide West as to wells not operated by Tide West, and without qualification as to knowledge as to all wells operated by Tide West, all royalties, overriding royalties, compensatory royalties and other payments due from or in respect of production with respect to the Tide West's Oil and Gas Interests, have been or will be, prior to the Effective Time, properly and correctly paid or provided for in all material respects, except for those for which Tide West has a valid right to suspend.

     3.36 PAYOUT BALANCES. To the knowledge of Tide West, and based on information given to Tide West by third-party operators for all wells not operated by Tide West, the Payout Balance for any well owned by Tide West is properly reflected in the DISCLOSURE SCHEDULE as of the respective dates shown thereon. "PAYOUT BALANCE(S)" means the status, as of the dates of Tide West's calculations, of the recovery by Tide West or a third party of a cost amount specified in the contract relating to a well out of the revenue from such well where the net revenue interest of Tide West therein will be reduced when such amount has been recovered.

     3.37 PLUGGING AND ABANDONMENT LIABILITIES. Except to the extent expressly set forth in the DISCLOSURE SCHEDULE, Tide West has no obligation as of the date of this Agreement under applicable statutes and regulations to plug and abandon any well.

     3.38 PREPAYMENTS. Except as reflected in the DISCLOSURE SCHEDULE, no prepayment for Hydrocarbon sales has been received by Tide West for Hydrocarbons which have not been delivered as of the date hereof.

     3.39 DISCLOSURE AND INVESTIGATION. No representation or warranty of Tide West set forth in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein not misleading.

                                   ARTICLE 4

            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

     Parent and Merger Sub hereby jointly and severally represent and warrant to Tide West as follows:

     4.1 ORGANIZATION. Each of Parent and Merger Sub (a) is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, (b) has the requisite power and authority to own, lease and operate its properties and to conduct its business as it is presently being conducted, and (c) is duly qualified to do business as a foreign corporation, and is in good standing, in each jurisdiction where the character of the properties owned or leased by it or the nature of its activities makes such qualification necessary (except where any failure to be so qualified as a foreign corporation or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Parent). Copies of the certificate of incorporation and by-laws of each of Parent and Merger Sub have heretofore been delivered to Tide West, and such copies are accurate and complete as of the date hereof.

     4.2 AUTHORITY AND ENFORCEABILITY. Each of Parent and Merger Sub has the requisite corporate power and authority to enter into and deliver this Agreement and (with respect to consummation of the Tide West Proposal, subject to the approval by the stockholders of Parent) to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and (with respect to consummation of the Tide West Proposal, subject to the approval by the stockholders of Parent) the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, including approval by the board of directors of Parent and the board of directors and stockholders of Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution or delivery of this Agreement or (with respect to consummation of the Tide West Proposal, subject to the approval by the stockholders of Parent) to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and (with respect to consummation of the Tide West Proposal, subject to the approval by the stockholders of Parent, and assuming that this Agreement constitutes a valid and binding obligation of Tide West) constitutes a valid and binding obligation of each of Parent and Merger Sub enforceable against each of them in accordance with its terms.

     4.3 NO VIOLATIONS. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance by Parent and Merger Sub with the provisions hereof will not, conflict with, result in any violation of or default (with or without notice or lapse of time or both) under, give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien on any of the properties or assets of Parent or any Parent Material Subsidiary under, any provision of (a) the certificate of incorporation or by-laws of Parent or Merger Sub or any provision of the comparable charter or organizational documents of any Parent Material Subsidiary, (b) any loan or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise, license or other agreement or instrument applicable to Parent, Merger Sub or any Parent Material Subsidiary, or (c) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Section
4.4 are duly and timely obtained or made, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent, Merger Sub or any Parent Material Subsidiary or any of their respective properties or assets, other than, in the case of clause (b) or (c) above, any such conflict, violation, default, right, loss or Lien that, individually or in the aggregate, would not have a Material Adverse Effect on Parent.

     4.4 CONSENTS AND APPROVALS. No consent, approval, order or authorization of, registration, declaration or filing with, or permit from, any Governmental Authority is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated hereby, except for the following: (a) any such consent, approval, order, authorization, registration, declaration, filing or permit which the failure to obtain or make would not, individually or in the aggregate, have a Material Adverse Effect on Parent; (b) the filing of the Certificate of Merger with the Secretary of State of Delaware pursuant to the provisions of the DGCL; (c) the filing of a pre-merger notification report by Parent under the HSR Act and the expiration or termination of the applicable waiting period; (d) the filing with the SEC of the Registration Statement and such reports under Section 13(a) of the Exchange Act and such other compliance with the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be so required; (e) the filing with the NYSE of a listing application relating to the shares of Parent Common Stock to be issued pursuant to the Merger and the obtaining from the NYSE of its approvals thereof; (f) such filings and approvals as may be required by any applicable state securities, "blue sky" or takeover laws or Environmental Laws; and (g) such filings and approvals as may be required by any foreign pre-merger notification, securities, corporate or other law, rule or regulation. No Third-Party Consent is required by or with respect to Parent, Merger Sub or any Parent Material Subsidiary in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (x) any such Third-Party Consent which the failure to obtain would not, individually or in the aggregate, have a Material Adverse Effect on Parent, and
(y) the valid approval of the Tide West Proposal by the stockholders of Parent.

     4.5 SEC DOCUMENTS. Parent has made available to Tide West a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Parent with the SEC since December 31, 1994, and prior to the date of this Agreement (the "PARENT SEC DOCUMENTS"), which are all the documents (other than preliminary material) that Parent was required to file with the SEC since such date. As of their respective dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     4.6 FINANCIAL STATEMENTS. The Parent Financial Statements were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present, in accordance with applicable requirements of GAAP (in the case of the unaudited statements, subject to normal, recurring adjustments), the consolidated financial position of Parent and its subsidiaries as of their respective dates and the consolidated results of operations and the consolidated cash flows of Parent and its subsidiaries for the periods presented therein.

     4.7  CAPITAL STRUCTURE.

     (a) The authorized capital stock of Parent consists of 30,000,000 shares of Parent Common Stock and 15,000,000 shares of Parent Preferred Stock. The authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock.

     (b) There are issued and outstanding 10,948,513 shares of Parent Common Stock and no shares of Parent Preferred Stock. 1,490,699 shares of Parent Common Stock are issuable upon exercise of outstanding stock options and warrants. 22,718 shares of Parent Common Stock and no shares of Parent Preferred Stock are held by Parent as treasury stock.

     (c) Except as set forth in Section 4.7(b), there are outstanding (i) no shares of capital stock or other voting securities of Parent, (ii) no securities of Parent or any other Person convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of Parent, and (iii) no subscriptions, options, warrants, calls, rights (including *preemptive rights, commitments, understandings or agreements to which Parent is a party or by which it is bound) obligating Parent to issue, deliver, sell, purchase, redeem or acquire shares of capital stock or other voting securities of Parent (or securities convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of Parent) or obligating Parent to grant, extend or enter into any such subscription, option, warrant, call, right, commitment, understanding or agreement.

     (d) All outstanding shares of Parent capital stock are, and (when issued) the shares of Parent Common Stock to be issued pursuant to the Merger and upon exercise of the Tide West Stock Options or Tide West Warrants will be, validly issued, fully paid and nonassessable and not subject to any preemptive right.

     (e) 1,000 shares of Merger Sub Common Stock are issued and outstanding, all of which are owned by Parent. All outstanding shares of Merger Sub Common Stock are validly issued, fully paid and nonassessable and not subject to any preemptive right.

     (f) As of the date hereof there is no, and at the Effective Time there will not be any, stockholder agreement, voting trust or other agreement or understanding to which Parent is a party or by which it is bound relating to the voting of any shares of the capital stock of Parent.

     4.8 GOVERNMENTAL REGULATION. Neither Parent nor any of its subsidiaries is subject to regulation under the Public Utility Holding Company Act of 1935, the Federal Power Act, the Interstate Commerce Act, the Investment Company Act of 1940 or any state public utilities laws.

     4.9 LITIGATION. There is no litigation, proceeding or investigation pending or, to the knowledge of Parent, threatened against or affecting Parent or Merger Sub that questions the validity or enforceability of this Agreement or any other document, instrument or agreement to be executed and delivered by Parent or Merger Sub in connection with the transactions contemplated hereby.

     4.10 INTERIM OPERATIONS OF MERGER SUB. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business or activity (or conducted any operations) of any kind, entered into any agreement or arrangement with any person or entity, or incurred, directly or indirectly, any material liabilities or obligations, except in connection with its incorporation, the negotiation of this Agreement, the Merger and the transactions contemplated hereby.

     4.11 FUNDING. Parent has available adequate funds in an aggregate amount sufficient to pay (a) all amounts required to be paid to the stockholders of Tide West upon consummation of the Merger, (b) all amounts required to be paid in respect of all Tide West Stock Options and Tide West Warrants upon exercise thereof, and (c) all expenses incurred by Parent and Merger Sub in connection with this Agreement and the transactions contemplated hereby.

     4.12 BROKERS. Except as has been disclosed in writing to Tide West concerning Parent's arrangement with Lehman Brothers, no broker, finder, investment banker or other Person is or will be, in connection with the transactions contemplated by this Agreement, entitled to any brokerage, finder's or other fee or compensation based on any arrangement or agreement made by or on behalf of Parent or Merger Sub and for which Parent, Merger Sub or any of the Tide West Companies will have any obligation or liability.

     4.13 DISCLOSURE AND INVESTIGATION. No representation or warranty of Parent or Merger Sub set forth in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein not misleading.

                                   ARTICLE 5

                                   COVENANTS

     5.1 CONDUCT OF BUSINESS BY TIDE WEST PENDING CLOSING. Tide West covenants and agrees with Parent and Merger Sub that, from the date of this Agreement until the Effective Time, each of the Tide West Companies will conduct its business only in the ordinary and usual course consistent with past practices. Notwithstanding the preceding sentence, Tide West covenants and agrees with Parent and Merger Sub that, except as specifically contemplated in this Agreement, from the date of this Agreement until the Effective Time, without the prior written consent of Parent:

     (a) None of the Tide West Companies will (i) amend its certificate or articles of incorporation or by-laws; (ii) split, combine or reclassify any of its outstanding capital stock; (iii) declare, set aside or pay any dividends or other distributions (whether payable in cash, property or securities) with respect to its capital stock; (iv) issue, sell or agree to issue or sell any securities, including its capital stock, any rights, options or warrants to acquire its capital stock, or securities convertible into or exchangeable or exercisable for its capital stock (other than shares of Tide West Common Stock issued pursuant to the exercise of any Tide West Stock Option, shares of Tide West Common Stock issued pursuant to the exercise of any Tide West Common Stock Warrant or shares of Tide West Common Stock and Tide West Common Stock Warrants issued pursuant to the exercise of any Tide West Unit Warrant, each as outstanding on the date of this Agreement); (v) purchase, cancel, retire, redeem or otherwise acquire any of its outstanding capital stock or other securities;
(vi) merge or consolidate with, or transfer all or substantially all of its assets to, another corporation or other business entity; (vii) liquidate, wind-up or dissolve (or suffer any liquidation or dissolution); or (viii) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

     (b) None of the Tide West Companies will (i) acquire any corporation, partnership or other business entity or any interest therein (other than interests in joint ventures, joint operation or ownership arrangements or tax partnerships acquired in the ordinary course of business); (ii) sell, lease or sublease, transfer or otherwise dispose of or mortgage, pledge or otherwise encumber any Oil and Gas Interests of Tide West that were assigned a value in the Reserve Data Value in excess of $50,000, individually, or $250,000, in the aggregate, or any other assets that have a value at the time of such sale, lease, sublease, transfer or disposition in excess of $50,000, individually, or $250,000, in the aggregate, (except that this clause shall not apply to the sale of Hydrocarbons in the ordinary course of business or to encumbrances under either of the Bank Credit Agreements); (iii) farm-out any Oil and Gas Interest of Tide West or interest therein; (iv) sell, transfer or otherwise dispose of or mortgage, pledge or otherwise encumber any securities of any other Person (including any capital stock or other securities in TWTT or Draco or any partnership interest in Horizon or Roden); (v) make any material loans, advances or capital contributions to, or investments in, any Person (other than loans or advances in the ordinary course of business and consistent with past practices or capital contributions to either Horizon or Roden required by the terms of its partnership agreement); (vi) enter into any Tide West Material Agreement or any other agreement not terminable by any of the Tide West Companies upon notice of 30 days or less and without penalty or other obligation (other than Hydrocarbon Agreements entered into in the ordinary course of business and consistent with past practices); or (vii) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

     (c) None of the Tide West Companies will (i) permit to be outstanding at any time under the Bank Credit Agreement indebtedness for borrowed money in excess of $45,000,000; (ii) incur any indebtedness for borrowed money other than under the Bank Credit Agreement; (iii) incur any other obligation or liability (other than liabilities incurred in the ordinary course of business and consistent with past practices); (iv) assume, endorse (other than endorsements of negotiable instruments in the ordinary course of business), guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the liabilities or obligations of any Person (other than Parent Guaranties entered into in the ordinary course of business and consistent with past practices); or (v) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

     (d) The Tide West Companies will operate, maintain and otherwise deal with the Oil and Gas Interests of Tide West in accordance with good and prudent oil and gas field practices and in accordance with all applicable oil and gas leases and other contracts or agreements and all applicable laws, rules and regulations.

     (e) None of the Tide West Companies shall resign, transfer or otherwise voluntarily relinquish any right it has as of the date of this Agreement, as operator of any Oil and Gas Interest of Tide West.

     (f) None of the Tide West Companies will (i) enter into, or otherwise become liable or obligated under or pursuant to, (1) any employee benefit, pension or other plan (whether or nor subject to ERISA), (2) any other stock option, stock purchase, incentive or deferred compensation plans or arrangements or other fringe benefit plan, or (3) any consulting, employment, severance, termination or similar agreement with any Person, or amend or extend any such plan, arrangement or agreement; (ii) except for payments made pursuant to any Tide West Employee Benefit Plan or any plan, agreement or arrangement described in the DISCLOSURE SCHEDULE, grant, or otherwise become liable for or obligated to pay, any severance or termination payments, bonuses or increases in compensation or benefits (other than payments, bonuses or increases that are mandated by the terms of agreements existing as of the date hereof or that are paid in the ordinary course of business, consistent with past practices, and not individually or in the aggregate material in amount) to, or forgive any indebtedness of, any employee or consultant; or (iii) enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

     (g) The Tide West Companies will keep and maintain accurate books, records and accounts in accordance with GAAP.

     (h) None of the Tide West Companies will create, incur, assume or permit to exist any Lien on any of its assets, except for Permitted Encumbrances.

     (i) The Tide West Companies will (i) pay all Taxes, assessments and other governmental charges imposed upon any of their assets or with respect to their franchises, business, income or assets before any penalty or interest accrues thereon; (ii) pay all claims (including claims for labor, services, materials and supplies) that have become due and payable and which by law have or may become a Lien upon any of their assets prior to the time when any penalty or fine shall be incurred with respect thereto or any such Lien shall be imposed thereon; and (iii) comply in all material respects with the requirements of all applicable laws, rules, regulations and orders of any Governmental Authority, obtain or take all Governmental Actions necessary in the operation of their businesses, and comply with and enforce the provisions of all Tide West Material Agreements, including paying when due all rentals, royalties, expenses and other liabilities relating to their businesses or assets; provided, however, Tide West will not be in violation of this Section 5.1(i) if any of the Tide West Companies incur obligations for penalties and interest in connection with gross production tax reporting in the ordinary course of business; and provided further, that the Tide West Companies may contest the imposition of any such Taxes, assessments and other governmental charges, any such claim, or the requirements of any applicable law, rule, regulation or order or any Tide West Material Agreement if done so in good faith by appropriate proceedings and if adequate reserves are established in accordance with GAAP or as may be determined as sufficient by Tide West's board of directors.

     (j) The Tide West Companies will maintain in full force and effect the policies or binders of insurance described in Section 3.21.

     (k) The Tide West Companies will at all times preserve and keep in full force and effect their corporate existence and rights and franchises material to their performance under this Agreement.

     (l) Tide West will not engage in any practice, take any action or permit by inaction any of the representations and warranties contained in Section 3.1, 3.2, 3.4, 3.5, 3.8, 3.11, 3.12, 3.14, 3.17, 3.18, 3.19, 3.27, 3.28, 3.29, 3.31,
3.33, 3.35 or 3.39 to become untrue.

     (m) Tide West will not engage in any practice, take any action, or permit by inaction any of the representations and warranties contained in Section 3.10 (other than clause (n) thereof) to become untrue, except (i) Tide West may pay successful deal bonuses to its employees as disclosed in the DISCLOSURE SCHEDULE, (ii) all currently outstanding Tide West Stock Options will become fully vested prior to the

Effective Time, (iii) Tide West may make or commit to make capital expenditures as described in the Disclosure Schedule, not to exceed $3,000,000 in the aggregate, (iv) the Tide West Companies may enter into fully covered commodity swap, hedging and similar arrangements; and (v) Tide West may pay, to marketers and executives, bonuses relating to marketing during the first quarter, consistent with past practices.

     5.2 CONDUCT OF BUSINESS BY PARENT PENDING CLOSING. Parent covenants and agrees with Tide West that, from the date of this Agreement until the Effective Time, except for transactions disclosed by Parent to Tide West prior to the date hereof, Parent will conduct its business only in the ordinary and usual course consistent with past practices. Notwithstanding the preceding sentence, Parent covenants and agrees with Tide West that, from the date of this Agreement until the Effective Time, without the prior written consent of Tide West:

     (a) Parent will not (i) split, combine or reclassify any of its outstanding capital stock; (ii) declare, set aside or pay any dividends or other distributions (whether payable in cash, property or securities) with respect to its capital stock other than a dividend of rights to holders of Parent Common Stock in connection with the adoption and implementation of a shareholder rights plan; (iii) merge or consolidate with, or transfer all or substantially all of its assets to, another corporation or other business entity; (iv) liquidate, wind-up or dissolve (or suffer any liquidation or dissolution); or (v) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

     (b) Parent will at all times preserve and keep in full force and effect its corporate existence and rights and franchises material to its performance under this Agreement.

     (c) Parent will not engage in any practice, take any action or permit by inaction, any of the representations and warranties contained in Section 4.1, 4.3, 4.4, 4.7, 4.8, 4.10, 4.11, 4.12 or 4.13 to become untrue.

     5.3  ACCESS TO ASSETS, PERSONNEL AND INFORMATION.

     (a) From the date hereof until the Effective Time, Tide West shall afford to Parent and the Parent Representatives, at Parent's sole risk and expense, reasonable access to any of the assets, books and records, contracts, employees, representatives, agents and facilities of the Tide West Companies and shall, upon request, furnish promptly to Parent (at Parent's expense) a copy of any file, book, record, contract, permit, correspondence, or other written information, document or data concerning any of the Tide West Companies (or any of their respective assets) that is within the possession or control of Tide West. During such period, Tide West will make available to a reasonable number of Parent Representatives adequate office space and facilities at the principal office facility of Tide West in Tulsa, Oklahoma, and will permit a reasonable number of Parent Representatives to observe, but not participate in, staff meetings at those facilities and other facilities of any of the Tide West Companies.

     (b) Parent and the Parent Representatives shall have the right to make an environmental and physical assessment of the assets of the Tide West Companies and, in connection therewith, shall have the right to enter and inspect such assets and all buildings and improvements thereon, conduct soil and water tests and borings and generally conduct such tests, examinations, investigations and studies as Parent deems necessary, desirable or appropriate for the preparation of engineering or other reports relating to such assets, their condition and the presence of Hazardous Materials. Tide West shall be provided 24 hours prior notice of such activities, and Tide West Representatives shall have the right to witness all such tests and investigations. Parent shall (and shall cause the Parent Representatives to) keep any data or information acquired by any such examinations and the results of any analyses of such data and information strictly confidential and will not (and will cause the Parent Representatives not to) disclose any of such data, information or results to any Person unless otherwise required by law or regulation and then only after written notice to Tide West of the determination of the need for disclosure. Parent shall indemnify, defend and hold the Tide West Companies and the Tide West Representatives harmless from and against any and all claims to the extent arising out of or as a result of the activities of Parent and the Parent Representatives on the assets of the Tide West Companies in connection with conducting such environmental and physical assessment, except to the extent of and limited by the negligence or willful misconduct of any of the Tide West Companies or any Tide West Representative.

     (c) From the date hereof until the Effective Time, Parent shall afford to Tide West and the Tide West Representatives, at Tide West's sole risk and expense, reasonable access to any of the assets, books and records, contracts, employees, representatives, agents and facilities of Parent and the Parent Material Subsidiaries and shall, upon request, furnish promptly to Tide West (at Tide West's expense) a copy of any file, book, record, contract, permit, correspondence, or other written information, document or data concerning Parent or any of the Parent Material Subsidiaries (or any of their respective assets) that is within the possession or control of Parent.

     (d) From the date hereof until the Effective Time, Tide West will fully and accurately disclose, and will cause each of TWTT and Draco to fully and accurately disclose, to Parent and the Parent Representatives all information that is (i) reasonably requested by Parent or any of the Parent Representatives,
(ii) known to any of the Tide West Companies, and (iii) relevant in any manner or degree to the value, ownership, use, operation, development or transferability of the assets of any of the Tide West Companies.

     (e) From the date hereof until the Effective Time, Parent will fully and accurately disclose, and will cause each of the Parent Material Subsidiaries to fully and accurately disclose, to Tide West and the Tide West Representatives all information that is (i) reasonably requested by Tide West or any of the Tide West Representatives, (ii) known to Parent or any Parent Material Subsidiary, and (iii) relevant in any manner or degree to the value, ownership, use, operation, development or transferability of the assets of Parent or any Parent Material Subsidiary.

     (f) From the date hereof until the Effective Time, each of Parent and Tide West shall (i) furnish to the other, promptly upon receipt or filing (as the case may be), a copy of each communication between such party and the SEC after the date hereof relating to the Merger or the Registration Statement and each report, schedule, registration statement or other document filed by such party with the SEC after the date hereof relating to the Merger, and (ii) promptly advise the other of the substance of any oral communications between such party and the SEC relating to the Merger or the Registration Statement.

     (g) Tide West will (and will cause TWTT, Draco and the Tide West Representatives to) fully cooperate in all reasonable respects with Parent and the Parent Representatives in connection with Parent's examinations, evaluations and investigations described in this Section 5.3, and Parent will (and will cause the Parent Representatives to) fully cooperate in all reasonable respects with Tide West and the Tide West Representatives in connection with Tide West's examinations, evaluations and investigations described in this Section 5.3.

     (h) Tide West agrees that it will not (and will cause the Tide West Representatives not to), and Parent agrees that it will not (and will cause the Parent Representatives not to), use any information obtained pursuant to this
Section 5.3 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement.

     (i) Notwithstanding anything in this Section 5.3 to the contrary, (i) Tide West shall not be obligated under the terms of this Section 5.3 to disclose to Parent or the Parent Representatives, or grant Parent or the Parent Representatives access to, information that is within Tide West's possession or control but subject to a valid and binding confidentiality agreement with a third party without first obtaining the consent of such third party, and Tide West, to the extent reasonably requested by Parent, will use its best efforts to obtain any such consent; and (ii) Parent shall not be obligated under the terms of this Section 5.3 to disclose to Tide West or the Tide West Representatives, or grant Tide West or the Tide West Representatives access to, information that is within Parent's possession or control but subject to a valid and binding confidentiality agreement with a third party without first obtaining the consent of such third party, and Parent, to the extent reasonably requested by Tide West, will use its best efforts to obtain any such consent.

     5.4  NO SOLICITATION.

     (a) Immediately following the execution of this Agreement, Tide West will (and will use its best efforts to cause each of the Tide West Representatives to) terminate any and all existing activities, discussions and negotiations with third parties (other than Parent) with respect to any possible transaction involving the acquisition of the Tide West Common Stock or the merger or other business combination of Tide West with or into any such third party.

     (b) Tide West will not (and will use its best efforts to cause the Tide West Representatives not to) solicit, initiate or knowingly encourage the submission of, any offer or proposal to acquire all or any part of the Tide West Common Stock or all or any material portion of the assets or business of Tide West (other than the transactions contemplated by this Agreement), whether by merger, purchase of assets, tender offer, exchange offer or otherwise (an "ALTERNATIVE PROPOSAL"); provided, however, that, if Tide West or any Tide West Representative shall receive an Alternative Proposal, then Tide West Representatives may discuss such Alternative Proposal with the Person presenting such Alternative Proposal and provide information to such Person if the board of directors of Tide West determines in good faith, after considering the advice of its legal counsel, that it is required to do so in order to discharge properly its fiduciary duty to Tide West's stockholders.

     (c) Tide West will promptly communicate to Parent the terms and conditions of any Alternative Proposal that it may receive and will keep Parent informed as to the status of any actions, including any discussions, taken pursuant to such Alternative Proposal.

     (d) If Tide West or any Tide West Representative receives an Alternative Proposal and the board of directors of Tide West determines in good faith, after considering the advice of its legal counsel, that it is required to do so in order to discharge properly its fiduciary duty to Tide West's stockholders, then Tide West Representatives may negotiate the terms of such Alternative Proposal and a binding definitive agreement with such Person with respect thereto (an "Alternative Transaction").

     (e) Nothing in this Section 5.4 shall permit Tide West to terminate this Agreement except as specifically provided in Section 7.1.

     5.5 TIDE WEST STOCKHOLDERS MEETING. Tide West shall take all action necessary in accordance with applicable law and its certificate of incorporation and by-laws to convene a meeting of its stockholders as promptly as practicable after the date hereof for the purpose of voting on the Tide West Proposal. The board of directors of Tide West shall recommend approval of the Tide West Proposal and shall take all lawful action to solicit such approval, including timely mailing the Proxy Statement/Prospectus to the stockholders of Tide West. Notwithstanding the above, however, the following shall be conditions to the mailing of the Proxy Statement/Prospectus:

     (a) Tide West shall have received an opinion from Merrill Lynch or another firm of investment bankers or financial advisors selected by Tide West (which opinion shall be acceptable in form and substance to Tide West) to the effect that the consideration to be received in the Merger by the holders of shares of Tide West Common Stock is fair to such holders from a financial point of view, and such opinion shall not have been withdrawn, revoked or modified.

     (b) Tide West shall have received an opinion (reasonably acceptable in form and substance to Tide West) from Conner & Winters, A Professional Corporation (or such other firm as is reasonably acceptable to Tide West) to the effect that
(i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, (ii) each of Parent, Tide West and Merger Sub will be a party to such reorganization within the meaning of Section 368(b) of the Code, (iii) no gain or loss will be recognized by Parent, Tide West or Merger Sub as a result of the Merger, and
(iv) no gain or loss, except with respect to the amount of Cash Consideration received, will be recognized by a stockholder of Tide West as a result of the Merger with respect to the shares of Tide West Common Stock converted into shares of Parent Common Stock by such stockholder, and such opinion shall not have been withdrawn, revoked or modified. Such opinion may be based upon representations of the parties and shareholders of the parties.

     (c) Tide West shall have received a letter from Arthur Andersen & Co., independent public accountants, addressed to Parent and Tide West, dated as of the date the Proxy Statement/Prospectus is first mailed to Tide West's stockholders, in form and substance reasonably satisfactory to Tide West, in connection with such accountants' review of certain financial and accounting matters contained in the Proxy Statement/Prospectus and the Registration Statement.

     5.6 PARENT STOCKHOLDERS MEETING. Parent shall take all action necessary in accordance with applicable law and its certificate of incorporation and bylaws to convene a meeting of its stockholders as promptly as practicable after the date hereof for the purpose of voting on the Tide West Proposal. The Board of Directors of Parent shall recommend approval of the Tide West Proposal and shall take all lawful action to solicit such approval, including timely mailing the Proxy Statement/Prospectus to the stockholders of Parent. Notwithstanding the above, however, the following shall be conditions to the mailing of the Proxy Statement/ Prospectus:

     (a) Parent shall have received an opinion from Lehman Brothers or another firm of investment bankers or financial advisors selected by Parent (which opinion shall be acceptable in form and substance to Parent) to the effect that the Merger is fair to the Parent from a financial point of view, and such opinion shall not have been withdrawn, revoked or modified.

     (b) Parent shall have received an opinion of the type described in Section 5.5(b), from counsel as is reasonably acceptable to Parent and such opinion shall not have been withdrawn, revoked or modified.

     (c) Parent shall have received a letter from Arthur Andersen & Co., independent public accountants, addressed to Parent and Tide West, dated as of the date the Proxy Statement/Prospectus is first mailed to Parent's stockholders, in form and substance reasonably satisfactory to Parent, in connection with such accountants' review of certain financial and accounting matters contained in the Proxy Statement/Prospectus and the Registration Statement.

     5.7  REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS.

     (a) Parent and Tide West shall cooperate and promptly prepare the Registration Statement, and Parent shall file the Registration Statement with the SEC as soon as practicable after the date hereof and in any event not later than 45 days after the date hereof. Parent shall use its best efforts, and Tide West shall cooperate with Parent (including furnishing all information concerning Tide West and the holders of Tide West Common Stock as may be reasonably requested by Parent), to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. Parent shall use its best efforts, and Tide West shall cooperate with Parent, to obtain all necessary state securities laws or "blue sky" permits, approvals and registrations in connection with the issuance of Parent Common Stock pursuant to the Merger.

     (b) Parent and Tide West will cause the Registration Statement (including the Proxy Statement/ Prospectus), at the time it becomes effective under the Securities Act, to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations of the SEC thereunder.

     (c) Tide West hereby covenants and agrees with Parent that (i) the Registration Statement (at the time it becomes effective under the Securities Act and at the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (provided, however, that this clause (i) shall apply only to information contained in the Registration Statement that was supplied by Tide West specifically for inclusion therein); and (ii) the Proxy Statement/Prospectus (at the time it is first mailed to stockholders of Tide West and Parent, at the time of the Tide West Meeting and the Parent Meeting, and at the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (provided, however, that this clause (ii) shall not apply to any information contained in the Proxy Statement/ Prospectus that was supplied by Parent specifically for inclusion therein). If, at any time prior to the Effective Time, any event with respect to Tide West, or with respect to other information supplied by Tide West specifically for inclusion in the Registration Statement, occurs and such event is required to be described in an amendment to the Registration Statement, Tide West shall promptly notify Parent of such occurrence and shall cooperate with Parent in the preparation and filing of such amendment. If, at any time prior to the Effective Time, any event with respect to Tide West, or with respect to other information included in the Proxy Statement/Prospectus, occurs and such event is required to be described in a supplement to the Proxy

Statement/Prospectus, such event shall be so described and such supplement shall be promptly prepared, filed and disseminated.

     (d) Parent hereby covenants and agrees with Tide West that (i) the Registration Statement (at the time it becomes effective under the Securities Act and at the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (provided, however, that this clause (i) shall not apply to any information contained in the Registration Statement that was supplied by Tide West specifically for inclusion therein); and (ii) the Proxy Statement/Prospectus (at the time it is first mailed to stockholders of Tide West and Parent, at the time of the Tide West Meeting and the Parent Meeting, and at the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (provided, however, that this clause (ii) shall apply only to information contained in the Proxy Statement/ Prospectus that was supplied by Parent specifically for inclusion therein). If, at any time prior to the Effective Time, any event with respect to Parent, or with respect to other information included in the Registration Statement, occurs and such event is required to be described in an amendment to the Registration Statement, such event shall be so described and such amendment shall be promptly prepared and filed. If, at any time prior to the Effective Time, any event with respect to Parent, or with respect to other information supplied by Parent specifically for inclusion in the Proxy Statement/Prospectus, occurs and such event is required to be described in a supplement to the Proxy Statement/Prospectus, Parent shall promptly notify Tide West of such occurrence and shall cooperate with Tide West in the preparation, filing and dissemination of such supplement.

     (e) Neither the Registration Statement nor the Proxy Statement/Prospectus nor any amendment or supplement thereto will be filed or disseminated to the stockholders of Tide West or Parent without the approval of both Parent and Tide West. Parent shall advise Tide West, promptly after it receives notice thereof, of the time when the Registration Statement has become effective under the Securities Act, the issuance of any stop order with respect to the Registration Statement, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any comments or requests for additional information by the SEC with respect to the Registration Statement.

     5.8 STOCK EXCHANGE LISTING. Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

     5.9 ADDITIONAL ARRANGEMENTS. Subject to the terms and conditions herein provided, each of Tide West and Parent shall take, or cause to be taken, all action and shall do, or cause to be done, all things necessary, appropriate or desirable under the HSR Act and any other applicable laws and regulations or under applicable governing agreements to consummate and make effective the transactions contemplated by this Agreement, including using its best efforts to obtain all necessary waivers, consents and approvals and effecting all necessary registrations and filings. Each of Tide West and Parent shall take, or cause to be taken, all action or shall do, or cause to be done, all things necessary, appropriate or desirable to cause the covenants and conditions applicable to the transactions contemplated hereby to be performed or satisfied as soon as practicable. In addition, if any Governmental Authority shall have issued any order, decree, ruling or injunction, or taken any other action that would have the effect of restraining, enjoining or otherwise prohibiting or preventing the consummation of the transactions contemplated hereby, each of Tide West and Parent shall use its reasonable efforts to have such order, decree, ruling or injunction or other action declared ineffective as soon as practicable.

     5.10 AGREEMENTS OF AFFILIATES. At least 30 days prior to the Effective Time, Tide West shall cause to be prepared and delivered to Parent a list identifying all Persons who, at the time of the Tide West Meeting, may be deemed to be "affiliates" of Tide West as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act. Tide West shall use its best efforts to cause each Person who is identified as an affiliate of Tide West in such list to execute and deliver to Parent, on or prior to the Closing Date, a written agreement, in the form attached hereto as EXHIBIT 5.10 (if such Person has not executed and delivered an

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

agreement substantially to the same effect contemporaneously with the execution of this Agreement). Parent shall be entitled to place legends as specified in such agreements on the Parent Certificates representing any Parent Common Stock to be issued to such Persons in the Merger.

     5.11 PUBLIC ANNOUNCEMENTS. Prior to the Closing, Tide West and Parent will consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement and shall not issue any press release or make any such public statement prior to obtaining the approval of the other party; provided, however, that such approval shall not be required where such release or announcement is required by applicable law; and provided further, that either Tide West or Parent may respond to inquiries by the press or others regarding the transactions contemplated by this Agreement, so long as such responses are consistent with such party's previously issued press releases.

     5.12 NOTIFICATION OF CERTAIN MATTERS. Tide West shall give prompt notice to Parent of (a) any representation or warranty contained in Article 3 being untrue or inaccurate when made, (b) the occurrence of any event or development that would cause (or could reasonably be expected to cause) any representation or warranty contained in Article 3 to be untrue or inaccurate on the Closing Date, or (c) any failure of Tide West to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it hereunder. Parent shall give prompt notice to Tide West of (x) any representation or warranty contained in Article 4 being untrue or inaccurate when made, (y) the occurrence of any event or development that would cause (or could reasonably be expected to cause) any representation or warranty contained in Article 4 to be untrue or inaccurate on the Closing Date, or (z) any failure of Parent to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it hereunder.

     5.13 PAYMENT OF EXPENSES. Each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby, whether or not the Merger shall be consummated, except that (a) the fee for filing the Registration Statement with the SEC shall be borne by Parent; (b) the costs and expenses associated with printing the Proxy Statement/Prospectus shall be borne equally by Parent and Tide West; and (c) the costs and expenses associated with mailing the Proxy Statement/Prospectus to the stockholders of (i) Tide West, and soliciting the votes of the stockholders of Tide West, shall be borne by Tide West, and (ii) Parent, and soliciting the votes of the stockholders of Parent, shall be borne by Parent.

     5.14 REGISTRATION RIGHTS. Parent and the Major Tide West Stockholder shall enter into a Registration Rights Agreement, in the form attached hereto as
EXHIBIT 5.14, at the Closing.

     5.15 INSURANCE; INDEMNIFICATION. The Parent shall cause the Director and Officer Liability Insurance coverage currently maintained by Tide West to continue in effect for a period of not less than one year following the Effective Time. From and after the Effective Time, Parent shall indemnify and hold harmless each person who is, has been at any time prior to the date hereof, or becomes prior to the Effective Time, an officer or director of any of the Tide West Companies (collectively, the "INDEMNIFIED PARTIES") against all losses, claims, damages, liabilities, costs or expenses (including attorneys' fees), judgments and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by him in his capacity as an officer or director of any of the Tide West Companies, which acts or omissions occurred prior to the Effective Time; provided, however, that Parent shall be under no obligation to indemnify any Indemnified Party pursuant to this Section 5.15 except to the extent that such Indemnified Party was entitled to indemnification from any of the Tide West Companies (pursuant to applicable law or contract) immediately prior to the Effective Time. The procedures associated with such indemnification shall be the same as those associated with the Indemnified Parties' indemnification from any of the Tide West Companies, as the case may be, immediately prior to the Effective Time (provided, however, that Parent shall be under no obligation to deposit trust funds pursuant to any "change-in-control" or similar provisions). Tide West hereby agrees that, from and after the date hereof until the Effective Time, it will not (and it will cause each of TWTT and Draco not to) amend, modify or otherwise alter any contractual provision under which any Indemnified Party is entitled to indemnification from any of the Tide West Companies at the time of the execution of this Agreement. The provisions of this Section 5.15 are intended to

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

be for the benefit of, and shall be enforceable by, the parties hereto and each Indemnified Party and their respective heirs and representatives.

     5.16 TIDE WEST EMPLOYEES. After the Effective Time, it is expected that Parent may, in its sole discretion, offer employment to, or cause the Tide West Companies to continue the employment of, certain employees of the Tide West Companies (the "RETAINED EMPLOYEES"). Parent shall provide the Retained Employees with the same benefits that accrue to employees of Parent and its subsidiaries. In addition, for a period of 12 months following the Effective Time, Parent shall, or shall cause the Surviving Corporation to, either (a) maintain the effectiveness of the Tide West Employee Benefit Plans for the benefit of the Retained Employees or (b) provide the Retained Employees with the rights and benefits of Parent's employee benefit plans. With respect to employees of the Tide West Companies who are not Retained Employees, Parent shall, for a period of 18 months following the Effective Time, either (a) maintain the Tide West health benefit plans for the benefit of such persons, or
(b) provide such persons with the rights and benefits of Parent's employee health benefit plans; provided, that Parent shall not be required to pay the premiums for coverage under such plans for any such persons, except to the extent provided in any severance agreement agreed to by the Tide West Companies and Parent. Parent further agrees that the Retained Employees shall be credited for their service with the Tide West Companies, and their respective predecessor entities, for purposes of eligibility and vesting in the employee plans provided by Parent. The Retained Employees' benefits under Parent's medical benefit plan shall not be subject to any exclusions for any pre-existing conditions, and credit shall be received for any deductibles or out-of-pocket amounts previously paid. Parent shall, or shall cause the Surviving Corporation to, fulfill all coverage continuation obligations imposed by Section 4980B of the Code and
Section 601 of ERISA for those employees of the Tide West Companies who are not Retained Employees. The provisions of this Section 5.16 are intended to be for the benefit of, and shall be enforceable by, the parties hereto and the employees of the Tide West Companies covered by the Tide West Employee Benefit Plans at the Effective Time and their respective heirs and representatives.

     5.17  RESTRUCTURING OF MERGER.  If the condition to Closing set forth in
Section 6.3(g) is not either satisfied or waived by Tide West, upon written notice from Tide West delivered to Parent within 15 days after the approval of the Tide West Proposal at both the Tide West Meeting and the Parent Meeting, the Merger shall be restructured under Section 351 of the Code as a "Horizontal Double Dummy" transaction whereby (a) the holders of Parent Common Stock would receive one share of common stock ("Newco Common Stock") of a newly created holding company ("Newco") in exchange for each share of Parent Common Stock as a result of a merger of a newly created subsidiary of Newco with and into Parent, and (b) the holders of Tide West Common Stock would receive $8.75 and .6295 of a share of Newco Common Stock for each share of Tide West Common Stock as a result of a merger of another newly created subsidiary of Newco with and into Tide West. In such event, this Agreement shall be deemed to be appropriately modified to reflect such restructuring and the parties hereto shall use their reasonable best efforts to effect such restructured transaction.

                                   ARTICLE 6

                                   CONDITIONS

     6.1 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger shall be subject to the satisfaction, at or prior to the Closing Date, of the following conditions:

     (a) STOCKHOLDER APPROVAL. The Tide West Proposal shall have been duly and validly approved and adopted by the stockholders of Tide West and Parent, all as required by the DGCL and the charter and bylaws of Tide West and Parent.

     (b) OTHER APPROVALS. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and all filings required to be made prior to the Effective Time with, and all consents, approvals, permits and authorizations required to be obtained prior to the Effective Time from, any Governmental Authority or other person in connection with the execution and delivery of this

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

Agreement and the consummation of the transactions contemplated hereby by Tide West, Parent and Merger Sub shall have been made or obtained (as the case may be), except where the failure to obtain such consents, approvals, permits and authorizations would not be reasonably likely to result in a Material Adverse Effect on Parent (assuming the Merger has taken place) or to materially adversely affect the consummation of the Merger.

     (c) SECURITIES LAW MATTERS. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall be effective at the Effective Time, and no stop order suspending such effectiveness shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend such effectiveness shall have been initiated and be continuing, and all necessary approvals under state securities laws relating to the issuance or trading of the Parent Common Stock to be issued in the Merger shall have been received.

     (d) NO INJUNCTIONS OR RESTRAINTS. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that prior to invoking this condition, each party shall have complied fully with its obligations under Section 5.9 and, in addition, shall use all reasonable efforts to have any such decree, ruling, injunction or order vacated, except as otherwise contemplated by this Agreement.

     (e) ACCOUNTANTS' LETTER. Parent and Tide West shall have received a letter from Arthur Andersen & Co., immediately prior to the Effective Date, in form and substance reasonably satisfactory to each of Parent and Tide West, dated as of the Effective Date, which letter shall address matters as are customary for transactions similar to those contemplated in this Agreement.

     (f) NYSE LISTING. The shares of Parent Common Stock issuable pursuant to the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

     6.2 CONDITIONS TO OBLIGATIONS OF PARENT AND MERGER SUB. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by Parent and Merger Sub:

     (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Tide West set forth in Article 3 shall be true and correct in all material respects as of the Closing Date as though made on and as of that time, and Parent shall have received a certificate signed by the chief executive officer of Tide West to such effect; provided, however, that the condition set forth in this Section 6.2(a) shall be deemed to be satisfied even if one or more of such representations and warranties (without giving effect to the individual materiality thresholds otherwise included as a part of such representations and warranties) are not true and correct, so long as the failure of such representations and warranties (without giving effect to the individual materiality thresholds otherwise included as a part of such representations and warranties) to be true and correct (in the aggregate) does not result in (i) damages or losses to Parent, (ii) a net reduction in the aggregate value of the assets of the Tide West Companies (with respect to Ownership Interests, as determined by reference to the Allocated Values) or (iii) reduction in the aggregate net value of the assets of the Tide West Companies resulting from the items and matters set forth in Section 3.13 of the DISCLOSURE SCHEDULE, in an aggregate amount for clauses (i), (ii) and (iii) (the "FAILURE AMOUNT") that exceeds $10,000,000; provided, that to the extent the Failure Amount exceeds $5,000,000, the aggregate cash portion of the consideration to be paid to the holders of shares of Tide West Common Stock in connection with the Merger shall be reduced by an amount (not to exceed $5,000,000) by which the Failure Amount exceeds $5,000,000 (and the Cash Consideration per share of Tide West Common Stock shall be proportionately reduced); provided further, that to the extent the Failure Amount exceeds $10,000,000, Parent may elect to close the Merger after effecting the reduction contained in the immediately preceding proviso.

     (b) PERFORMANCE OF COVENANTS AND AGREEMENTS BY TIDE WEST. Tide West shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed by the chief executive officer of Tide West to such effect.

     (c) LETTERS FROM TIDE WEST AFFILIATES. Parent shall have received from each Person named in the list referred to in Section 5.10 an executed copy of the agreement described in Section 5.10.

     (d) NO ADVERSE CHANGE. From the date of this Agreement through the Closing, there shall not have occurred any change in the condition (financial or otherwise), operations or business of any of the Tide West Companies that would have or would be reasonably likely to have a Material Adverse Effect on Tide West (other than changes, including changes in commodity prices, generally affecting the oil and gas industry).

     (e) FAIRNESS OPINION. The fairness opinion described in Section 5.6(a) shall not have been withdrawn, revoked, or modified.

     (f) TAX OPINION. The tax opinion described in Section 5.6(b) shall not have been withdrawn, revoked or modified.

     (g) DISSENTING STOCKHOLDERS. The holders of no more than three percent of the Tide West Common Stock shall have exercised their right to dissent from the Merger under the DGCL.

     (h) LEGAL OPINION. Parent and Merger Sub shall have received an opinion of Conner & Winters, a Professional Corporation, counsel for Tide West, dated the Closing Date, in form and substance reasonably acceptable to Parent, covering the subjects set forth in Sections 3.1, 3.2, 3.3, 3.4 and 3.5.

     6.3 CONDITIONS TO OBLIGATION OF TIDE WEST. The obligation of Tide West to effect the Merger is subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by Tide West:

     (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Parent and Merger Sub set forth in Article 4 shall be true and correct in all material respects as of the Closing Date as though made on and as of that time, and Tide West shall have received a certificate signed by the chief executive officer or the chief financial officer of Parent to such effect.

     (b) PERFORMANCE OF COVENANTS AND AGREEMENTS BY PARENT AND MERGER
SUB. Parent and Merger Sub shall have performed in all material respects all covenants and agreements required to be performed by them under this Agreement at or prior to the Closing Date, and Tide West shall have received a certificate signed by the chief executive officer or the chief financial officer of Parent to such effect.

     (c) FAIRNESS OPINION. The fairness opinion described in Section 5.5(a) shall not have been withdrawn, revoked, or modified.

     (d) TAX OPINION. The tax opinion described in Section 5.5(b) shall not have been withdrawn, revoked, or modified.

     (e) NO ADVERSE CHANGE. From the date of this Agreement through the Closing, there shall not have occurred any change in the condition (financial or otherwise), operations or business of Parent and its subsidiaries that would have or would be reasonably likely to have a Material Adverse Effect on Parent (other than changes, including changes in commodity prices, generally affecting the oil and gas industry).

     (f) LEGAL OPINION. Tide West shall have received an opinion of the general counsel of Parent, dated the Closing Date, in form and substance reasonably acceptable to Tide West, covering the subjects set forth in Sections 4.1, 4.2,
4.3 and 4.4.

     (g) MAXIMUM NUMBER OF SHARES. The adjustments to the Cash Consideration and the Conversion Number pursuant to the formulas set forth in Section 2.4(b)(i) (other than the last proviso thereof) would result in the issuance of not more than 7,161,312 shares of Parent Common Stock in connection with the Merger.

                                   ARTICLE 7

                                  TERMINATION

     7.1 TERMINATION RIGHTS. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of the Tide West Proposal by the stockholders of Tide West:

     (a) By mutual written consent of Parent and Tide West;

     (b) By either Tide West or Parent if (i) the Merger has not been consummated by July 31, 1996 (provided, however, that the right to terminate this Agreement pursuant to this clause (i) shall not be available to any party whose breach of any representation or warranty or failure to perform any covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date); (ii) any Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable (provided, however, that the right to terminate this Agreement pursuant to this clause (ii) shall not be available to any party until such party has used all reasonable efforts to remove such injunction, order or decree); or (iii) the Tide West Proposal shall not have been approved by the required vote of (A) the Tide West stockholders at the Tide West Meeting or at any adjournment thereof, or (B) the Parent stockholders at the Parent Meeting or at any adjournment thereof;

     (c) By Parent if (i) there has been a breach of the representations and warranties made by Tide West in Article 3 of this Agreement (provided, however, that Parent shall not be entitled to terminate this Agreement pursuant to this clause (i) unless Parent has given Tide West at least 30 days prior notice of such breach, Tide West has failed to cure such breach within such 30-day period, and the condition described in Section 6.2(a), other than the provision thereof relating to the certificate signed by the chief executive officer of Tide West, would not be satisfied if the Closing were to occur on the day on which Parent gives Tide West notice of such termination); or (ii) Tide West has failed to comply in any material respect with any of its covenants or agreements contained in this Agreement and such failure has not been, or cannot be, cured within a reasonable time after notice and demand for cure thereof;

     (d) By Tide West if (i) there has been a breach of the representations and warranties made by Parent and Merger Sub in Article 4 of this Agreement (provided, however, that Tide West shall not be entitled to terminate this Agreement pursuant to this clause (i) unless Tide West has given Parent at least 30 days prior notice of such breach, Parent has failed to cure such breach within such 30-day period, and the condition described in Section 6.3(a), other than the provision thereof relating to the certificate signed by the chief executive officer of Parent, would not be satisfied if the Closing were to occur on the day on which Tide West gives Parent notice of such termination); or (ii) Parent or Merger Sub has failed to comply in any material respect with any of its respective covenants or agreements contained in this Agreement, and, in either such case, such breach or failure has not been, or cannot be, cured within a reasonable time after notice and a demand for cure thereof;

     (e) By Tide West if (i) Tide West is prepared to enter into a binding definitive agreement to effect an Alternative Transaction; and (ii) Tide West has given Parent at least three business days' prior notice of its intention to terminate this Agreement pursuant to this Section 7.1(e) (along with a description of all relevant terms and conditions of such Alternative Transaction), during which period Parent shall have the opportunity to propose amendments or modifications to the terms of the Merger; or

     (f) By Parent if the board of directors of Tide West shall have failed to recommend adoption of the Tide West Proposal at the time the Proxy Statement/Prospectus is first mailed to stockholders of Tide West or shall have amended or withdrawn any such recommendation and such recommendation is not reinstated in its prior form within five business days after such amendment or withdrawal.

     7.2 EFFECT OF TERMINATION. If this Agreement is terminated by either Tide West or Parent pursuant to the provisions of Section 7.1, this Agreement shall forthwith become void except for, and there shall be no further obligation on the part of any party hereto or its respective Affiliates, directors, officers, or stockholders except pursuant to, the provisions of Sections 5.3(c) (but only to the extent of the confidentiality and indemnification provisions contained therein), 5.7(c), 5.7(d), 5.13 and 7.3,
Article 8 and the Confidentiality Agreement (which shall continue pursuant to their terms); provided, however, that a termination of this Agreement shall not relieve any party hereto from any liability for damages incurred as a result of a breach by such party of its representations, warranties, covenants, agreements or other obligations hereunder occurring prior to such termination.

     7.3  FEES AND EXPENSES.  If this Agreement is terminated pursuant to
Section 7.1(e) or (f), Tide West shall promptly, but in no event later than one business day after termination of this Agreement, pay to Parent a fee equal to $5,000,000 in same day funds, plus interest on such amount from the date payable until paid at a rate of eight percent per annum.

                                   ARTICLE 8

                                 MISCELLANEOUS

     8.1 NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations or warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the consummation of the Merger.

     8.2 AMENDMENT. This Agreement may be amended by the parties hereto at any time before or after approval of the Tide West Proposal by the stockholders of Tide West; provided, however, that after any such approval, no amendment shall be made that by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by a written instrument signed on behalf of each of the parties hereto.

     8.3 NOTICES. Any notice or other communication required or permitted hereunder shall be in writing and either delivered personally, by facsimile transmission or by registered or certified mail (postage prepaid and return receipt requested) and shall be deemed given when received (or, if mailed, five business days after the date of mailing) at the following addresses or facsimile transmission numbers (or at such other address or facsimile transmission number for a party as shall be specified by like notice):

     (a) If to Parent or Merger Sub: HS Resources, Inc., One Maritime Plaza, 15th Floor, San Francisco, CA 94111, Attention: Chief Executive Officer (facsimile transmission number: 415-433-5811), with a copy (which shall not constitute notice) to HS Resources, Inc., 1999 Broadway, Suite 3600, Denver, CO 80202, Attention: General Counsel (facsimile transmission number: 303-296-3601).

     (b) If to Tide West: Tide West Oil Company, 6666 South Sheridan, Suite 250, Tulsa, Oklahoma 74133-1750, Attention: Philip B. Smith, President (facsimile transmission number: 918-481-0992), with a copy (which shall not constitute notice) to Robert A. Curry, Conner & Winters, 2400 First Place Tower, 15 East 5th Street, Tulsa, Oklahoma 74103 (facsimile transmission number: 918-586-8548).

     8.4 COUNTERPARTS. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     8.5 SEVERABILITY. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

     8.6 ENTIRE AGREEMENT; NO THIRD PARTY BENEFICIARIES. This Agreement (together with the Confidentiality Agreement and the documents and instruments delivered by the parties in connection with this

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

Agreement) (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; and (b) except as provided in Article 2 or
Section 5.3(c), 5.15 or 5.16, is solely for the benefit of the parties hereto and their respective successors, legal representatives and assigns and does not confer on any other person any rights or remedies hereunder.

     8.7 APPLICABLE LAW. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

     8.8 NO REMEDY IN CERTAIN CIRCUMSTANCES. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, the validity, legality and enforceability of the remaining provisions and obligations contained or set forth herein shall not in any way be affected or impaired thereby, unless the foregoing inconsistent action or the failure to take an action constitutes a material breach of this Agreement or makes this Agreement impossible to perform, in which case this Agreement shall terminate pursuant to Article 7. Except as otherwise contemplated by this Agreement, to the extent that a party hereto took an action inconsistent herewith or failed to take action consistent herewith or required hereby pursuant to an order or judgment of a court or other competent Governmental Authority, such party shall not incur any liability or obligation unless such party breached its obligations under Section 5.9 or did not in good faith seek to resist or object to the imposition or entering of such order or judgment.

     8.9 ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any newly-formed direct or indirect wholly-owned corporate subsidiary of Parent. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     8.10 WAIVERS. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive performance of any of the covenants or agreements, or satisfaction of any of the conditions, contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereof shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provisions hereof.

     8.11 CONFIDENTIALITY AGREEMENT. Parent agrees to be bound by the terms of the Confidentiality Agreement as if it were a party thereto. The Confidentiality Agreement shall remain in full force and effect following the execution of this Agreement until terminated as described in Section 7.2, is hereby incorporated herein by reference and shall constitute a part of this Agreement for all purposes; provided, however, that any standstill provisions contained therein will, effective as of the Closing, be deemed to have been waived to the extent necessary for the parties to consummate the Merger in accordance with the terms of this Agreement. Any and all information received by Parent pursuant to the terms and provisions of this Agreement shall be governed by the applicable terms and provisions of the Confidentiality Agreement.

     8.12 INCORPORATION. Exhibits and Schedules referred to herein are attached to and by this reference incorporated herein for all purposes.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives, on the date first written above.

"Tide West"                                      "Parent"
TIDE WEST OIL COMPANY                            HS RESOURCES, INC.

By: /s/  ROBERT H. MASE                          By: /s/  P. MICHAEL HIGHUM
    -----------------------------------------    -----------------------------------------
         Robert H. Mase                                   P. Michael Highum
          Vice President                                   President
                                                 "Merger Sub"
                                                 HSR ACQUISITION, INC.
                                                 By: /s/  P. MICHAEL HIGHUM
                                                     -----------------------------------------
                                                          P. Michael Highum
                                                           President

                                                                         ANNEX B

                            FORM OF FAIRNESS OPINION
                             OF MERRILL LYNCH & CO.

                                           , 1996
Board of Directors
Tide West Oil Company
6666 S. Sheridan Road, Suite 250
Tulsa, OK 74133

Gentlemen:

     Tide West Oil Company (the "Company") and a wholly-owned subsidiary of HS Resources, Inc. ("HS"), HSR Acquisition, Inc. ("HSR"), propose to enter into an agreement (the "Agreement") pursuant to which the Company will be merged with HSR in a transaction (the "Merger") in which each outstanding share of the Company's common stock, par value $0.01 per share (the "Shares"), will be converted into the right to receive $8.75 in cash, less three percent of the amount by which HS' market price, defined as the average stock price for ten days, before the closing of the Merger, exceeds $10.50, and 0.6295 shares of common stock, par value $0.01 per share, of HS (the "HS Shares"). The cash consideration may be decreased, and the conversion rates for the HS Shares may be correspondingly increased, in accordance with the Agreement if necessary to assure the tax-free nature of the Merger to the Company's shareholders. The Merger is expected to be considered by the shareholders of the Company and HS at special shareholders' meetings and consummated shortly after the date of such meetings.

     You have asked us whether, in our opinion, the proposed consideration to be received by the holders of the Shares in the Merger is fair to such shareholders, taken as a whole, from a financial point of view.

     In arriving at the opinion set forth below, we have, among other things:

          (1) Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended December 31, 1994; the Company's Forms 8-K dated November 20, 1992 and December 15, 1993; the Company's Forms 10-Q and the related unaudited financial information for the quarterly periods ended March 31, 1995, June 30, 1995 and September 30, 1995; and unaudited financial information for the year ended December 31, 1995;

          (2) Reviewed HS' Annual Reports, Forms 10-K and related financial information for the three fiscal years ended December 31, 1994; HS' Forms 8-K dated July 9, 1992 and August 13, 1993; HS' Forms 10-Q and the related unaudited financial information for the quarterly periods ended March 31, 1995, June 30, 1995 and September 30, 1995; and unaudited financial information for the year ended December 31, 1995;

          (3) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company and HS, furnished to us by the Company and HS, respectively;

          (4) Reviewed for January 1, 1995, July 1, 1995, October 1, 1995, and December 31, 1995, certain reserve and reserve production estimates for the Company prepared by the Company and audited at January 1, 1995, and July 1, 1995 for the Company by Netherland, Sewell & Associates, Inc. and discussed such reserve and reserve production estimates with the Company and Netherland, Sewell & Associates, Inc.;

          (5) Reviewed certain reserve and reserve production estimates for December 31, 1995 for HS prepared by HS and audited by Williamson Petroleum Consultants, Inc. and discussed such reserve and reserve production estimates with HS;

          (6) Reviewed certain reserve and reserve production estimates for December 31, 1995, relating to the acquisition of certain assets from Basin Exploration, Inc., prepared by Basin Exploration, Inc. and audited by Netherland, Sewell & Associates, Inc. and discussed such reserve and reserve production estimates with HS;

          (7) Conducted discussions with members of senior management of the Company and HS concerning their respective business and prospects;

          (8) Reviewed the historical market prices and trading activity for the Shares and HS Shares and compared them with that of certain publicly traded companies which we deemed to be reasonably similar to the Company and HS, respectively;

          (9) Compared the published reserve information, results of operations and similar financial information of the Company and HS with that of certain companies which we deemed to be reasonably similar to the Company and HS, respectively;

          (10) Compared the proposed financial terms of the transactions contemplated by the Agreement with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

          (11) Considered the proforma effect of the Merger on HS' capitalization ratios and earnings and cash flow, with and without the effect of the acquisition of certain assets from Basin Exploration, Inc.;

          (12) Reviewed a draft of the Agreement and Plan of Merger dated February 23, 1996;

          (13) Reviewed drafts of the Agreement to Vote and Proxy Agreements dated February 23, 1996, of Natural Gas Partners, L.P. and Philip B. Smith;

          (14) Reviewed a draft of the Registration Rights Agreement dated February 23, 1996;

          (15) Reviewed a draft of the Asset Purchase and Sale Agreement relating to the Basin Exploration, Inc. properties dated February 23, 1996; and

          (16) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company and HS, and we have not independently verified such information or undertaken an independent appraisal of the assets or liabilities of the Company, HS or certain assets of Basin Exploration, Inc. With respect to the financial forecasts and internal reserve reports furnished by the Company and HS, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's or HS' management as to the expected future financial performance of the Company, HS or certain assets of Basin Exploration, Inc., as the case may be.

     In developing our opinion, we have relied heavily on the Company and HS as to certain accounting aspects of the Merger and, as provided in the Agreement and Plan of Merger, we have also assumed that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

     On the basis of, and subject to the foregoing, we are of the opinion that the proposed consideration to be received by the holders of the Shares pursuant to the Merger is fair to such shareholders, taken as a whole, from a financial point of view.

                                            Very truly yours,

                                            MERRILL LYNCH, PIERCE, FENNER
                                              & SMITH INCORPORATED

                                            By:
                                                      Gregory P. Pipkin
                                                           Director

                                                                         ANNEX C

                                FORM OF OPINION
                            OF LEHMAN BROTHERS, INC.

                                           , 1996

Board of Directors
HS Resources, Inc.
One Maritime Plaza
San Francisco, CA 94111

Members of the Board:

     We understand that HS Resources ("HSR" or the "Company") has entered into an agreement to acquire Tide West Oil Company ("Tide West") pursuant to a merger for stock and cash, with Tide West merging with and into HSR Acquisition Inc., a newly formed, wholly-owned subsidiary of the Company ("Merger Sub"). We further understand that, as consideration in the merger, Tide West shareholders will receive $8.75 in cash and 0.6295 shares of HSR common stock for each share of Tide West common stock, subject to adjustment, and that Merger Sub will assume net liabilities of Tide West of approximately $38.7 million (the "Proposed Transaction"). The terms and conditions of the Proposed Transaction, including with respect to the potential adjustment of the cash and common stock proportions of the consideration to be paid to holders of Tide West common stock, are set forth in more detail in the Agreement and Plan of Merger dated as of February 25, 1996 by and among HSR, Merger Sub and Tide West (the "Agreement").

     We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company of the consideration to be paid by the Company in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

     In arriving at our opinion, we have reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) publicly available and such other information concerning the Company and Tide West which we believe to be relevant to our inquiry including Tide West's Annual Reports; Forms 10-K and related financial information for the three fiscal years ended December 31, 1994; Tide West's Forms 8-K dated November 20, 1992 and December 15, 1993; Tide West's Forms 10-Q and the related unaudited financial information for the quarterly periods ended March 31, 1995, June 30, 1995, and September 30, 1995; and Tide West's unaudited financial information for the year ended December 31, 1995; and HSR's Annual Reports; Forms 10-K and related financial information for the three fiscal years ended December 31, 1994; HSR's Forms 8-K dated July 9, 1992, and August 13, 1993; HSR's Forms 10-Q and the related unaudited financial information for the quarterly periods ended March 31, 1995, June 30, 1995, and September 30, 1995; and HSR's unaudited financial information for the year ended December 31, 1995, (3) financial and operating information with respect to the business, operations and prospects (including financial projections) of the Company and Tide West furnished to us by the Company and Tide West, (4) the trading histories of the common stock of the Company and Tide West from January 1, 1994 to March 26, 1996 and a comparison of the trading histories with those of other companies that we deemed relevant, (5) certain reserve and reserve production estimates for Tide West prepared by Tide West and partially audited by Netherland, Sewell and Associates, Inc., (6) certain reserve and reserve production estimates for HSR prepared by HSR, (7) a comparison of the historical financial results and present financial condition of the Company and Tide West with those of other companies that we deemed relevant, and (8) a comparison of the financial terms of the Proposed Transaction with the terms of certain other recent transactions which we deemed relevant. In addition, we have had discussions with the managements of the Company and Tide West concerning their respective businesses, operations, assets, financial conditions and prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of the managements of the Company and Tide West that they are not aware of any facts that would make such information inaccurate or misleading. With respect to the financial projections of the Company and Tide West provided to us by management of the Company and Tide West respectively, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of the Company and Tide West, as the case may be, as to the future financial performance of the Company and Tide West and that the Company and Tide West will perform substantially in accordance with such projections. With respect to oil and gas reserve estimates and future natural gas and oil production volumes for Tide West, with your consent we have relied upon partial reserve audits performed by Netherland, Sewell and Associates, Inc., Tide West's independent reserve engineer. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of Tide West and have not made or obtained any other evaluations or appraisals of the assets or liabilities of Tide West. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be paid by the Company in the Proposed Transaction is fair to the Company.

     We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services which is contingent upon the consummation of the Proposed Transaction. In addition, the company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company in the past and have received customary fees for such services. In the ordinary course of our business, we actively trade in the debt and equity securities of the Company and Tide West for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

                                            Very truly yours,

                                            LEHMAN BROTHERS, INC.

                                                                         ANNEX D

                            FORM OF FAIRNESS OPINION
                     OF PRUDENTIAL SECURITIES INCORPORATED

                                           , 1996

Board of Directors
HS Resources, Inc.
One Maritime Plaza
San Francisco, CA 94111

Members of the Board:

     We understand that HS Resources, ("HSR" or the "Company"), HSR Acquisition (the "Merger Sub"), a wholly-owned subsidiary of HSR and Tide West Oil Company ("Tide West"), have entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated February 26, 1996, pursuant to which Tide West will be merged with and into Merger Sub (the "Merger"). At the Merger, Tide West will cease to exist and Merger Sub will succeed to all of the assets, rights, liabilities and obligations of Tide West. We further understand that in the Merger, each outstanding share of Tide West common stock will be converted into 0.6295 of one share of Common Stock of HSR and the right to receive in cash $8.75 (the "Merger Consideration"), subject to modification under certain circumstances.

     You have requested our opinion as to the fairness from a financial point of view to the Company of the Merger Consideration to be paid by the Company in the Merger.

     In conducting our analysis and arriving at the opinion expressed herein, we have:

          (1) read the Merger Agreement and reviewed the terms of the Merger;

          (2) reviewed historical audited financial information for both the Company and Tide West for each of the three fiscal years ending December 31, 1994 and the unaudited Company and Tide West financial information for the year ending December 31, 1995;

          (3) analyzed certain operating and financial information with respect to the business, operations and prospects of the Company and Tide West including financial forecasts furnished to us by the Company and Tide West;

          (4) analyzed the trading history of Tide West and HSR common stock from January 1, 1994 to March 26, 1996 and compared those trading histories with those of other companies that we deemed comparable;

          (5) reviewed certain reserve and reserve production estimates for Tide West prepared by Tide West and partially audited by Netherland, Sewell and Associates, Inc. and certain reserve and reserve production estimates for HSR and prepared by HSR;

          (6) compared the historical financial results and present financial condition of Tide West with other companies we deemed comparable;

          (7) compared the financial terms of the Merger with the financial terms of certain other transactions that we deemed relevant;

          (8) reviewed such other financial studies and analyses and performed such other investigations as we deemed necessary, including our assessment of economic and market conditions generally and with respect to the exploration and development industry; and

          (9) conducted discussions with the management of Tide West concerning its business, operations, assets, financial condition and prospects including financial forecasts and undertaken such other studies, analyses and investigations as we deemed appropriate.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts that would make such information inaccurate or misleading. With respect to the financial projections the Company and Tide West, upon advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgements of the management of the Company and Tide West, as the case may be, as to the future financial performance of the Company and Tide West and that the Company and Tide West will perform substantially in accordance with such projections. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or Tide West and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or Tide West. Our opinion necessarily is based upon market, economic and other conditions as they exist, and can be evaluated as of the date of this letter.

     Based upon and subject to the foregoing, we are of the opinion that as of the date hereof, the consideration to be offered in the Merger is fair to the Company from a financial point of view.

     We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. In the ordinary course of our business, we may trade in the debt and/or equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is prepared for the Board of Directors and is not a recommendation to the Company's shareholders as to how such shareholders should vote with respect to the Merger.

                                          Very truly yours,

                                          PRUDENTIAL SECURITIES INCORPORATED

                                                                         ANNEX E

                        DELAWARE GENERAL CORPORATION LAW

SEC. 262. APPRAISAL RIGHTS.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251, sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsections (f) or (g) of sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec. 228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                         ANNEX F

                          DEFINITIONS OF CERTAIN TERMS

     When used in this Joint Proxy Statement/Prospectus, the following terms have the meanings indicated below.

     "Bbl" means a standard barrel of 42 U.S. gallons and represents the basic unit for measuring the production of crude oil and condensate.

     "Bcf" means one billion cubic feet.

     "Boe" means a barrel-of-oil-equivalent and is a customary convention used in the United States to express oil and gas volumes on a comparable basis. It is determined on the basis of the estimated relative energy content of natural gas to oil, being approximately 6 Mcf of natural gas per barrel of oil.

     "gross" acre or well means an acre or well in which a working interest is owned.

     "MBbl" means one thousand Bbls.

     "MBoe" means one thousand Boes.

     "Mcf" means one thousand cubic feet under prescribed conditions of pressure and temperature and represents the basic unit for measuring the production of natural gas.

     "Mcfe" means a thousand cubic feet equivalent, which is determined using the ratio of one barrel of crude oil, condensate or natural gas liquids to six Mcf of natural gas so that 1/6 of a barrel of crude oil, condensate or natural gas liquids is referred to as one thousand cubic feet of natural gas equivalent or one Mcfe.

     "MMcf" means one million cubic feet.

     "net" acres or wells are determined by multiplying the gross acres or wells, as the case may be, by the applicable working interest in those gross acres or wells.

     "proved reserves" means those estimated quantities of crude oil and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known oil and gas reservoirs under existing economic and operating conditions. Proved reserves are limited to those quantities of oil and gas that can be expected to be recoverable commercially at current prices and costs, under existing regulatory practices and with existing conventional equipment and operating methods.

     "SEC 10 value" means the present value of estimated future net revenues, before income taxes, of proved reserves, determined in all material respects in accordance with the rules and regulations of the Commission (generally using prices and costs in effect on the specified date and a 10% discount rate).

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers under certain circumstances for liabilities incurred in connection with their activities in such capacities (including reimbursement for expenses incurred). The Registrant's Amended and Restated Certificate of Incorporation, provides for indemnification of officers and directors to the fullest extent permitted by the Delaware General Corporation Law. The Registrant's Bylaws also provide that the Registrant shall indemnify directors and officers under certain circumstances for liabilities and expenses incurred by reason of their activities in such capacities. In addition, the Registrant has insurance policies that provide liability coverage to directors and officers while acting in that capacity. HSR maintains a $20 million policy of officers and directors liability insurance.

     Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     Article 11 of the Registrant's Amended and Restated Certificate of Incorporation (the "Certificate") and Article VI, Section 1 of the Registrant's Second Amended and Restated Bylaws (the "Bylaws") state that: "To the fullest extent permitted by the General Corporation Law of Delaware, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director."

     Article 12(a) of the Certificate and Article VI, Section 2(a) of the Bylaws state that: "The corporation shall indemnify each person who was or is made a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he, or a person of whom he is the legal representative, is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the General Corporation Law of Delaware."

     Article 12(b) of the Certificate and Article VI, Section 2(b) of the Bylaws state that: "The corporation may purchase and maintain insurance, at its expense, on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liability under the General Corporation Law of Delaware."

     Finally, individual Indemnification Agreements have been entered into between HSR and each officer and director of HSR which contractually obligate HSR to provide the officers and directors (i) indemnification, (ii) insurance or self-insurance in lieu thereof and (iii) additional indemnification.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES.

     (a) Exhibits

       EXHIBIT
         NO.                                          TITLE
---------------------------------------------------------------------------------------------
         2.1         -- Agreement and Plan of Merger, dated as of February 25, 1996, among
                        HSR, Merger Sub and Tide West (attached as Annex A to the Joint Proxy
                        Statement/Prospectus forming a part of this Registration Statement).
         3.1         -- Amended and Restated Certificate of Incorporation of HSR
                        (incorporated by reference to Exhibit 3.1 to HSR's Form S-1, No.
                        33-52774, filed on October 2, 1992 (the "HSR 1992 Form S-1").
         3.2         -- Second Amended and Restated By-Laws of HSR (incorporated by reference to Exhibit 3.2 to the HSR 1992 Form S-1).
         3.3         -- Certificate of Incorporation of Tide West (incorporated by reference to Exhibit 4.1 to Tide West's Current Report on Form 8-K dated
                        November 20, 1992).
         3.4         -- Amendment to Certificate of Incorporation of Tide West, dated January
                        29, 1993 (effective February 1, 1993) (incorporated by reference to
                        Exhibit 3.2 to Tide West's Registration Statement on Form S-1, No.
                        33-57058 (the "Tide West Form S-1")).
         3.5         -- Restated By-laws of Tide West (incorporated by reference to Exhibit
                        3.3 to the Tide West Form S-1).
       **4.1         -- Form of Registration Rights Agreement, by and between HSR and NGP, to be executed at Closing.
         4.2         -- Rights Agreement, dated as of February 28, 1996, between HSR and
                        Harris Trust Company of California, as rights agent (incorporated by reference to Exhibit 1 to HSR's Form 8-A, dated February 28, 1996, as amended by HSR's Form 8-A/A (Amendment No. 1), dated March 12, 1996).
       **5.1         -- Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P. regarding legality of the securities to be registered.
       **8.1         -- Opinion of Conner & Winters, A Professional Corporation, regarding tax matters.
      **23.1         -- Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (included in the opinion filed as Exhibit 5.1 to this Registration Statement).
      **23.2         -- Consent of Conner & Winters, A Professional Corporation (included in the opinion filed as Exhibit 8.1 to this Registration Statement).
       *23.3         -- Consent of Arthur Andersen LLP.
       *23.4         -- Consent of Deloitte & Touche LLP.
      **23.5         -- Consent of Lehman Brothers, Inc.
      **23.6         -- Consent of Prudential Securities Incorporated.
      **23.7         -- Consent of Merrill Lynch & Co.
      **23.8         -- Consent of Williamson Petroleum Consultants, Inc.
      **23.9         -- Consent of Netherland, Sewell & Associates, Inc.
      **23.10        -- Consent of NGP board nominee.
        24.1         -- Power of Attorney of Registrant (included on Page II-5 of this
                        Registration Statement).
       *27.1         -- Financial Data Schedule.
        99.1         -- Opinion of Lehman Brothers, Inc. (attached as Annex C to the Joint
                        Proxy Statement/Prospectus forming a part of this Registration
                        Statement).

       EXHIBIT
         NO.                                          TITLE
---------------------------------------------------------------------------------------------
        99.2         -- Opinion of Prudential Securities Incorporated (attached as Annex D to the Joint Proxy Statement/Prospectus forming a part of this
                        Registration Statement).
        99.3         -- Opinion of Merrill Lynch & Co. (attached as Annex B to the Joint
                        Proxy Statement/Prospectus forming a part of this Registration
                        Statement).
      **99.4         -- Form of Proxy for Special Meeting of Stockholders of HSR.
      **99.5         -- Form of Proxy for Special Meeting of Stockholders of Tide West.
        99.6         -- Agreement to Vote and Proxy, dated as of February 25, 1996, between
                        HSR and NGP (incorporated by reference to Exhibit B to HSR's Schedule
                        13D filed on March 6, 1996).
        99.7         -- Agreement to Vote and Proxy, dated as of February 25, 1996, between
                        HSR and Smith (incorporated by reference to Exhibit C to HSR's
                        Schedule 13D filed on March 6, 1996).

---------------

 *  Filed herewith.

**  To be filed by amendment.

ITEM 22. UNDERTAKINGS.

     512(a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in this effective Registration Statement;

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference into this Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     512(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     512(g)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     512(g)(2) The undersigned registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     512(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     Item 22(b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Joint Proxy Statement/Prospectus pursuant to Items 4, 10(b), 11, or 13 herein, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     Item 22(c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on March 27, 1996.

                                            HS RESOURCES, INC.

                                            By:   /s/  NICHOLAS J. SUTTON
                                               ---------------------------------
                                                     Nicholas J. Sutton
                                              Chairman of the Board and Chief
                                                     Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints each of Nicholas J. Sutton, P. Michael Highum and James M. Piccone, and each or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute, and file with the Securities and Exchange Commission and any state securities regulatory board or commission any documents relating to the proposed issuance and registration of the securities offered pursuant to this Registration Statement on Form S-4 under the Securities Act of 1933, as amended, including any and all amendments (including post-effective amendments and amendments thereto) to the Registration Statement and to file the same, with all exhibits and any and all documents required to be filed with respect thereto and any regulatory authority, granting unto said attorney, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he might or could do if personally present, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                TITLE                     DATE
---------------------------------------------  ------------------------------  ----------------
   /s/  NICHOLAS J. SUTTON          Chairman of the Board, Chief      March 27, 1996
---------------------------------     Executive Officer and
  Nicholas J. Sutton                  Director (Principal
                                      Executive Officer)

    /s/  P. MICHAEL HIGHUM          President and Director            March 27, 1996
---------------------------------
   P. Michael Highum

       /s/  JAMES E. DUFFY          Chief Financial Officer and       March 27, 1996
---------------------------------     Director (Principal
    James E. Duffy                    Financial and Accounting
                                      Officer)

    /s/  KENNETH A. HERSH           Director                          March 27, 1996
---------------------------------
   Kenneth A. Hersh

    /s/  MICHAEL J. SAVAGE          Director                          March 27, 1996
---------------------------------
   Michael J. Savage